As filed with the Securities and Exchange Commission on December 14, 2005
Securities Act File No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

COMPASS DIVERSIFIED TRUST
(Exact name of Registrant as specified in charter)

Delaware	7363	57-6218917
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

COMPASS GROUP DIVERSIFIED HOLDINGS LLC
(Exact name of Registrant as specified in its charter)

Delaware	7363	20-3812051

(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
Sixty One Wilton Road
Second Floor
Westport, CT 06880
(203) 221-1703
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
I. Joseph Massoud
Chief Executive Officer
Compass Group Diversified Holdings LLC
Sixty One Wilton Road
Second Floor
Westport, CT 06880
(203) 221-1703
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steven B. Boehm Cynthia M. Krus Sutherland Asbill & Brennan LLP 1275 Pennsylvania Avenue, N.W. Washington, DC 20004 (202) 383-0100 (202) 637-3593 — Facsimile	Ralph F. MacDonald, III Michael P. Reed Alston & Bird LLP One Atlantic Center 1201 West Peachtree Street Atlanta, GA 30309 (404) 881-7000 (404) 253-8272 — Facsimile
Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:   ☐
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:   ☐
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:   ☐
    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:   ☐
CALCULATION OF REGISTRATION FEE

			Proposed Maximum
Title of Each Class of	Amount Being	Maximum Offering	Aggregate	Amount of
Security Being Registered	Registered	Price Per Security	Offering Price(1)	Registration Fee

Shares representing beneficial interests in Compass Diversified Trust			$287,500,000	$30,763

Non-management interests of Compass Group Diversified Holdings LLC			(2)	(3)

Total			$287,500,000	$30,763

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	The number of non-management interests of Compass Group Diversified Holdings LLC registered hereunder is equal to the number of shares representing beneficial interests in Compass Diversified Trust that are registered hereby. Each share representing one beneficial interest in Compass Diversified Trust corresponds to one underlying non-management interest of Compass Group Diversified Holdings LLC. If the trust is dissolved, each share representing a beneficial interest in Compass Diversified Trust will be exchanged for a non-management interest of Compass Group Diversified Holdings LLC.
(3)	Pursuant to Rule 457(i) under the Securities Act, no registration fee is payable with respect to the non-management interests of Compass Group Diversified Holdings LLC because no additional consideration will be received by Compass Diversified Trust upon exchange of the shares representing beneficial interests in Compass Diversified Trust.
    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated December      , 2005
PRELIMINARY PROSPECTUS
                                 Shares
COMPASS DIVERSIFIED TRUST
Each Share Represents One Beneficial Interest in the Trust
          We are making an initial public offering of                      shares of Compass Diversified Trust, which we refer to as the trust. Each share of the trust represents one undivided beneficial interest in the trust. The purpose of the trust is to hold 100% of the non-management interests of Compass Group Diversified Holdings LLC, which we refer to as the company. Each beneficial interest in the trust corresponds to one non-management interest of the company. Compass Group Management LLC, which we have engaged as our manager, will own 100% of the management interests of the company.
          Compass Group Investments, Inc. and Pharos I LLC, both affiliates of our manager, have each agreed to purchase, in separate private placement transactions and in conjunction with the closing of this offering, a number of shares in the trust having an aggregate purchase price of approximately $96 million and $4 million, respectively, at a per share price equal to the initial public offering price (which will be approximately                      shares and                      shares, respectively, assuming the initial public offering price per share is the mid-point of the expected public offering price range set forth below).
          The underwriters will reserve up to                      shares for sale pursuant to a directed share program.
          We expect the public offering price to be between $                    and $                    per share. Currently, no public market exists for the shares. We intend to apply to have the shares quoted on the Nasdaq National Market under the symbol “CODI”.
Investing in the shares involves risks. See the section entitled “Risk Factors” beginning on page 18 of this prospectus for a discussion of the risks and other information that you should consider before making an investment in our securities.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
          The underwriters may also purchase up to an additional                      shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.
          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
          We expect to deliver the shares to the underwriters for delivery to investors on or about                     , 2005.
Ferris, Baker Watts
         Incorporated

BB&T Capital Markets

J.J.B. Hilliard, W.L. Lyons, Inc.

Oppenheimer & Co.
The date of this prospectus is                     , 2005

      You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We, and the underwriters, are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.
      In this prospectus, we rely on and refer to information and statistics regarding market data and the industries of the businesses we own that are obtained from internal surveys, market research, independent industry publications and other publicly available information, including publicly available information regarding public companies. The information and statistics are based on industry surveys and our manager’s and its affiliates’ experience in the industry.
      This prospectus contains forward-looking statements that involve substantial risks and uncertainties as they are not based on historical facts, but rather are based on current expectations, estimates, projections, beliefs and assumptions about our businesses and the industries in which they operate. These statements are not guarantees of future performance and are subject to risks, uncertainties, and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. You should not place undue reliance on any forward-looking statements, which apply only as of the date of this prospectus.

PROSPECTUS SUMMARY
      This summary highlights selected information appearing elsewhere in this prospectus. For a more complete understanding of this offering, you should read this entire prospectus carefully, including the “Risk Factors” section and the pro forma condensed combined financial statements, the financial statements of our initial businesses and the notes relating thereto and the related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Unless we tell you otherwise, the information set forth in this prospectus assumes that the underwriters have not exercised their over-allotment option. Further, unless the context otherwise indicates, numbers in this prospectus have been rounded and are, therefore, approximate.
      Compass Diversified Trust, which we refer to as the trust, will acquire and own its businesses through a Delaware limited liability company, Compass Group Diversified Holdings LLC, which we refer to as the company. Except as otherwise specified, references to “Compass Diversified”, “we”, “us” and “our” refer to the trust and the company and the initial businesses together. An illustration of our proposed structure is set forth in the diagram on page 2 of this prospectus. See the section entitled “Description of Shares” for more information about certain terms of the trust shares, non-management interests and management interests.
Overview
      We have been formed to acquire and manage a group of small to middle market businesses with stable and growing cash flows that are headquartered in the United States. Through our structure, we offer investors an opportunity to participate in the ownership and growth of businesses that traditionally have been owned and managed by private equity firms, private individuals or families, financial institutions or large conglomerates. Through the acquisition of a diversified group of businesses with these characteristics, we also offer investors an opportunity to diversify their own portfolio risk while participating in the ongoing cash flows of those businesses through the receipt of distributions.
      We will seek to acquire controlling interests in businesses that we believe operate in industries with long-term macroeconomic growth opportunities, and that have positive and stable cash flows, face minimal threats of technological or competitive obsolescence and have strong management teams largely in place. We believe that private company operators and corporate parents looking to sell their businesses may consider us an attractive purchaser of their businesses because of our ability to:

•	provide ongoing strategic and financial support for their businesses;

•	maintain a long-term outlook as to the ownership of those businesses where such an outlook is required for maximization of our shareholders’ return on investment; and

•	consummate transactions efficiently without being dependent on third-party financing on a transaction-by-transaction basis.
      In particular, we believe that our ability to be long-term owners will alleviate the concern that many private company operators and parent companies may have with regard to their businesses going through multiple sale processes in a short period of time or the potential that their businesses may be sold at unfavorable points in the overall market cycle. In addition, we believe that our ownership outlook provides us the significant opportunity for, and advantage of, developing a comprehensive strategy to grow the earnings and cash flows of our businesses, which we expect will better enable us to meet our long-term objective of growing distributions to our shareholders and increasing shareholder value.
      We will use approximately $315 million of the proceeds of this offering and the related transactions to acquire controlling interests in and engage in other transactions with respect to, the following businesses, which we refer to as the initial businesses, from certain subsidiaries of Compass Group Investments, Inc., which we refer to as CGI, as well as certain minority owners of such businesses:

•	CBS Personnel Holdings, Inc. and its consolidated subsidiaries, which we refer to as CBS Personnel, a human resources outsourcing firm;

•	Crosman Acquisition Corporation and its consolidated subsidiaries, which we refer to as Crosman, a recreational products company;

•	Compass AC Holdings, Inc. and its consolidated subsidiary, which we refer to as Advanced Circuits, an electronic components manufacturing company; and

•	Silvue Technologies Group, Inc. and its consolidated subsidiaries, which we refer to as Silvue, a global hardcoatings company.
      We believe that our initial businesses operate in strong markets and have defensible market shares and long-standing customer relationships. As a result, we also believe that our initial businesses should produce stable growth in earnings and long-term cash flows to meet our objective of growing distributions to our shareholders and increasing shareholder value.
      An illustration of our proposed structure is set forth below:
Our Proposed Organizational Structure
      We intend to acquire a controlling interest in each of our initial businesses in conjunction with the closing of this offering. The acquisitions will be subject to certain closing conditions that will need to be satisfied prior to this offering. See the section entitled “The Acquisitions of and Loans to Our Initial Businesses” for further information about the acquisition of our initial businesses.

Our Manager
      We will engage our manager to manage the day-to-day operations and affairs of the company and to execute our strategy, as discussed below. Our manager will initially consist of at least nine experienced professionals, which we refer to as our management team. Our management team, while working for a subsidiary of CGI, acquired our initial businesses and has overseen their operations prior to this offering. Our management team has worked together since 1998. Collectively, our management team has approximately 74 years of experience in acquiring and managing small and middle market businesses. We believe our manager is unique in the marketplace in terms of the success and experience of its employees in acquiring and managing diverse businesses of the size and general nature of our initial businesses. We believe this experience will provide us with a significant advantage in executing our overall strategy.
      Our manager will own 100% of the management interests of the company. The company and our manager will enter into a management services agreement pursuant to which our manager will manage the day-to-day operations and affairs of the company and will oversee the management and operations of our businesses. We will pay our manager a quarterly management fee for the services performed by our manager. In addition, our manager will receive a profit allocation with respect to its management interests in the company. See the sections entitled “Management Services Agreement” and “Description of Shares” for further descriptions of the management fees and profit allocation to be paid to our manager.
      The company’s Chief Executive Officer and Chief Financial Officer will be employees of our manager and will be seconded to the company. Neither the trust nor the company will have any other employees. Although our Chief Executive Officer and Chief Financial Officer will be employees of our manager, they will report directly to the company’s board of directors. The management fee paid to our manager will cover all expenses related to the services performed by our manager, including the compensation of our Chief Executive Officer and other personnel providing services to us pursuant to the management services agreement. However, the company will reimburse our manager for the salary and related costs and expenses of our Chief Financial Officer and his staff. See the section entitled “Management” for more information about our Chief Executive Officer and Chief Financial Officer.
      CGI and Pharos I LLC, or Pharos, have each agreed, in conjunction with the closing of this offering, to acquire shares at the initial public offering price for an aggregate purchase price of $96 million and $4 million, respectively. See the section entitled “— Corporate Structure” below for more information about these investments. Pharos is owned and controlled by employees of the manager. CGI is wholly owned by the Kattegat Trust, whose sole beneficiary is a philanthropic foundation established by the late J. Torben Karlshoej, the founder of Teekay Shipping. Teekay Shipping is the world’s largest crude oil and petroleum product marine transportation company with 16 worldwide offices and approximately $3 billion in market capitalization.
Market Opportunity
      We will seek to acquire and manage small to middle market businesses. We characterize small to middle market businesses as those that generate annual cash flows of up to $40 million. We believe that the merger and acquisition market for small to middle market businesses is highly fragmented and provides more opportunities to purchase businesses at attractive prices. For example, according to Mergerstat, during the twelve month period ended September 30, 2005, businesses that sold for less than $100 million were sold for a median of approximately 6.7x the trailing twelve months of earnings before interest, taxes, depreciation and amortization versus a median of approximately 9.8x for businesses that were sold for over $300 million. We believe that the following factors contribute to lower acquisition multiples for small to middle market businesses:

•	there are fewer potential acquirers for these businesses;

•	third-party financing generally is less available for these acquisitions;

•	sellers of these businesses frequently consider non-economic factors, such as continuing board membership or the effect of the sale on their employees; and

•	these businesses are less frequently sold pursuant to an auction process.
      We believe that our management team’s strong relationship with business brokers, investment and commercial bankers, accountants, attorneys and other potential sources of acquisition opportunities offers us substantial opportunities to purchase small to middle market businesses.
      We also believe that significant opportunities exist to augment the management teams and improve the performance of the businesses upon their acquisition. In the past, our management team has acquired businesses that are often formerly owned by seasoned entrepreneurs or large corporate parents. In these cases, our management team has frequently found that there have been opportunities to further build upon the management teams of acquired businesses beyond those in existence at the time of acquisition. In addition, our management team has frequently found that financial reporting and management information systems of acquired businesses may be improved, both of which can lead to substantial improvements in earnings and cash flow. Finally, because these businesses tend to be too small to have their own corporate development efforts, we believe opportunities exist to assist these businesses in meaningful ways as they pursue organic or external growth strategies that were often not pursued by their previous owners.
Strategy
      We have two primary strategies that we will use in seeking to grow distributions to our shareholders and increase shareholder value. First, we will focus on growing the earnings and cash flow from our businesses. We believe that the scale and scope of our initial businesses give us a diverse base of cash flow from which to further build the company. Importantly, we believe that our initial businesses alone will allow us to generate distributions to our shareholders, independent of whether we acquire any additional businesses in the future. Second, we will identify, perform due diligence on, negotiate and consummate additional platform acquisitions of small to middle market businesses in attractive industry sectors.

Management Strategy
      Our management strategy involves the financial and operational management of the businesses that we own in a manner that seeks to grow distributions to our shareholders and increase shareholder value. In general, our manager will oversee and support the management teams of each of our businesses by, among other things:

•	recruiting and retaining talented managers to operate our businesses by using structured incentive compensation programs, including minority equity ownership, tailored to each business;

•	regularly monitoring financial and operational performance;

•	instilling consistent financial discipline;

•	assisting management in their analysis and pursuit of prudent organic growth strategies; and

•	working with management to identify possible external growth strategies and acquisition opportunities.
      Specifically, while our businesses have different growth opportunities and potential rates of growth, we expect our manager to work with the management teams of each of our businesses to increase the value of, and cash generated by, each business through various initiatives, including:

•	making selective capital investments to expand geographic reach, increase capacity or reduce manufacturing costs of our businesses;

•	investing in product research and development for new products, processes or services for customers;

•	improving and expanding existing sales and marketing programs;

•	pursuing reductions in operating costs through improved operational efficiency or outsourcing of certain processes and products; and

•	consolidating or improving management of certain overhead functions.
      Our businesses may also acquire and integrate complementary businesses. We believe that complementary acquisitions will improve our overall financial and operational performance by allowing us to:

•	leverage manufacturing and distribution operations;

•	leverage branding and marketing programs, as well as customer relationships;

•	add experienced management or management expertise;

•	increase market share and penetrate new markets; and

•	realize cost synergies by allocating the corporate overhead expenses of our businesses across a larger number of businesses and by implementing and coordinating improved management practices.
      We intend to incur debt financing primarily at the company level, which we may use, in combination with our equity capital, to provide debt financing to each of our businesses or to acquire additional businesses. We believe this financing structure will be beneficial to the financial and operational activities of each of our businesses by aligning our interests as both equity holders of, and a lender to, our businesses in a fashion that we believe is more efficient than our businesses borrowing from third-party lenders.
      Pursuant to this strategy, we expect to be able to, over the long-term, grow distributions to our shareholders and increase shareholder value.

Acquisition Strategy
      Our acquisition strategy involves the acquisition of businesses that we expect will produce stable growth in earnings and cash flows, as well as achieve attractive returns on our investment. In this respect, we expect to make acquisitions in industries other than those in which our initial businesses currently operate if we believe an acquisition presents an attractive opportunity. We believe that attractive opportunities will increasingly present themselves as private sector owners seek to monetize their interests in longstanding and privately-held businesses and large corporate parents seek to dispose of their “non-core” operations.
      We expect to benefit from our manager’s ability to identify diverse acquisition opportunities in a variety of industries. In addition, we intend to rely upon our management team’s extensive experience and expertise in researching and valuing prospective target businesses, as well as negotiating the ultimate acquisition of such target businesses. In particular, because there may be a lack of information available about these target businesses, which may make it more difficult to understand or appropriately value such target businesses, we expect our manager will:

•	engage in a substantial level of internal and third-party due diligence;

•	critically evaluate the management team;

•	identify and assess any financial and operational strengths and weaknesses of any target business;

•	analyze comparable businesses to assess financial and operational performances relative to industry competitors;

•	actively research and evaluate information on the relevant industry; and

•	thoroughly negotiate appropriate terms and conditions of any acquisition.
      We expect the process of acquiring new businesses to be time-consuming and complex. Our management team historically has taken from 2 to 24 months to perform due diligence, negotiate and close acquisitions. Although we expect our management team to be at various stages of evaluating several transactions at any given time, there may be significant periods of time during which our management team does not recommend any new acquisitions to us. Upon acquisition of a new business, we intend to rely on our management team’s experience and expertise to work efficiently and effectively with the management of the new business to jointly develop and execute a business plan.
      While we will primarily seek to acquire controlling interests in a business, we may also acquire non-control or minority equity positions in businesses where we believe it is consistent with our long-term strategy.
      As discussed in more detail below, we intend to raise capital for additional acquisitions primarily through debt financing at the company level, additional equity offerings by the trust, the sale of all or a part of our businesses or by undertaking a combination of any of the above.
      In addition to acquiring businesses, we expect to also sell businesses that we own from time to time when attractive opportunities arise. Our decision to sell a business will be based on our belief that the return on the investment to our shareholders that would be realized by means of such a sale is more favorable than the returns that may be realized through continued ownership. Upon the sale of a business, we may use the resulting proceeds to retire debt or build cash for future acquisitions or general corporate purposes. Generally, we do not expect to make special distributions at the time of a sale of one of our businesses; instead, we expect that we will seek to gradually increase shareholder distributions over time.

Strategic Advantages
      In conjunction with the closing of this offering, all of the employees of The Compass Group International LLC, which we refer to as The Compass Group, will resign and become employees of our manager and comprise our management team. Based on the experience of our management team and its ability to identify and negotiate acquisitions, we expect to be strongly positioned to acquire additional businesses. Our management team has strong relationships with business brokers, investment and commercial bankers, accountants, attorneys and other potential sources of acquisition opportunities. In addition, we believe our management team also has a successful track record of acquiring and managing small to middle market businesses, including our initial businesses, in various industries. In negotiating these acquisitions, we believe our management team has been able to successfully navigate complex situations surrounding acquisitions, including corporate spin-offs, transitions of family-owned businesses, management buy-outs and reorganizations.
      We believe that the cash flows of our initial businesses will support quarterly distributions to our shareholders and that any future sales of our businesses will provide additional long-term shareholder returns. Accordingly, we believe that we will be able to focus our resources on producing stable growth in our earnings and long-term cash flows so that we can achieve our long-term objective of growing distributions to shareholders and increasing shareholder value.
      We expect that the flexibility, creativity, experience and expertise of our management team in structuring transactions will provide us with strategic advantages by allowing us to consider non-traditional and complex transactions, tailored to fit a specific acquisition target. Likewise, because we intend to fund acquisitions by means other than third-party financing relating to a specific acquisition, we do not expect to be subject to delays in or conditions to closing acquisitions that would be typically associated with such acquisitions.
      Our management team also has a large network of over 2,000 deal intermediaries who we expect to expose us to potential acquisitions. Through this network, as well as our management team’s proprietary transaction sourcing efforts, we expect to have a substantial pipeline of potential acquisition targets. Our management team also has a well established network of contacts, including professional managers, attorneys, accountants and other third-party consultants and advisors, who may be available to assist us in the performance of due diligence and the negotiation of acquisitions, as well as the management and operation of our businesses once acquired.
      In addition, through its affiliation with Teekay Shipping, CGI has a global network of relationships with both financial and operational managers and third-party service providers.

Valuation and Due Diligence
      When evaluating businesses or assets for acquisition, we will undertake a rigorous due diligence and financial evaluation process. In doing so, we will seek to evaluate the operations of the target business as well as the outlook for the industry in which the target business operates. One outcome of this process is an effort to project the expected cash flows from the target business as accurately as possible. A further outcome is an understanding of the types and levels of risk associated with those projections. While future performance and projections are always uncertain, we believe that with a detailed due diligence review, future cash flows may be better estimated and the prospects for operating the business in the future better evaluated. To assist us in identifying material risks and validating key assumptions in our financial and operational analysis, in addition to our own analysis, we intend to engage third-party experts to review key risk areas, including legal, tax, regulatory, accounting, insurance and environmental. We may also engage technical, operational or industry consultants, as necessary.
      A further critical component of the evaluation of potential target businesses will be the assessment of the capability of the existing management team, including recent performance, expertise, experience, culture and incentives to perform. Where necessary, and consistent with our management strategy, we will actively seek to augment, supplement or replace existing members of management who we believe are not likely to execute the business plan for the target business. Similarly, we will analyze and evaluate the financial and operational information systems of target businesses and, where necessary, we will actively seek to enhance and improve those existing systems that are deemed to be inadequate or insufficient to support our business plan for the target business.

Financing
      At the closing of this offering, our capital will consist of proceeds from this offering and a third-party credit facility of approximately $                     million. We will finance future acquisitions primarily through additional equity and debt financings. We believe that having the ability to finance most, if not all, acquisitions with the general capital resources of our company, rather than financings relating to the acquisition of individual businesses, provides us with an advantage in acquiring attractive businesses by minimizing delay and closing conditions that are often related to acquisition-specific financings. In this respect, we believe that, at some point in the future, we may need to pursue a debt or equity financing, or offer equity in the trust or target businesses to the sellers of such target businesses, in order to fund acquisitions.
      We intend to leverage our individual businesses primarily with debt financing provided by the company. See the section entitled “The Acquisitions of and Loans to Our Initial Businesses” for more information regarding the loans that the company will make to each of our initial businesses. In addition to using our credit facility to fund future acquisitions, we may use the credit facility to fund other corporate cash needs, including distributions to our shareholders.
Summary of our Initial Businesses
      We will acquire a controlling interest in the initial businesses from CGI, its subsidiaries and certain minority owners of each initial business, who we refer to collectively as the sellers, upon the closing of this offering. See the section entitled “The Acquisitions of and Loans to Our Initial Businesses” for further information about the acquisition of our initial businesses.
      A summary of our initial businesses is as follows:

Human Resources Outsourcing Firm
      CBS Personnel, headquartered in Cincinnati, Ohio, is a leading provider of temporary staffing services in the United States. In order to provide its clients with a comprehensive solution to their human resources needs, CBS Personnel also offers employee leasing services, permanent staffing and temporary-to-permanent placement services. CBS Personnel operates 136 branch locations in various cities in 18 states and seeks to have a dominant market share in each city in which it operates. CBS Personnel and its subsidiaries have been associated with quality service in their markets for more than 30 years.
      CBS Personnel serves over 3,000 corporate and small business clients and on an average week places over 21,000 temporary employees in a broad range of industries, including manufacturing, transportation, retail, distribution, warehousing, automotive supply, construction, industrial, healthcare and financial sectors. We believe the quality of CBS Personnel’s branch operations and its strong sales force provide CBS Personnel with a competitive advantage over other placement services. CBS Personnel’s senior management, collectively, has approximately 50 years of experience in the human resource outsourcing industry and other closely related industries.
      For the nine months ended September 30, 2005 and the fiscal year ended December 31, 2004, temporary staffing generated approximately 96.9% and 96.8%, respectively, of CBS Personnel’s revenues, while the employee leasing and temporary-to-permanent staffing and permanent placement accounted for the remaining 3.1% and 3.2% of revenues, respectively. For the nine months ended September 30, 2005 and September 30, 2004, CBS Personnel had revenues of approximately $405.5 million and $179.3 million, respectively, and net income of approximately $4.9 million and $4.7 million, respectively. Venturi Staffing Partners, Inc., or VSP, was acquired in September 2004 and therefore the nine months ended September 30, 2004 operating results only reflect revenues from VSP since its acquisition. For the fiscal year ended December 31, 2004, CBS Personnel had revenues of approximately $315.3 million and net income of approximately $7.4 million.

Recreational Products Company
      Crosman, headquartered in East Bloomfield, New York, was one of the first manufacturers of airguns and is a leading manufacturer and distributor of recreational airgun products and related accessories. Crosman also designs, markets and distributes paintball products and related accessories through Diablo Marketing, LLC (d/b/a Game Face Paintball), or GFP, its 50%-owned joint venture. Crosman’s products are sold in over 6,000 retail locations worldwide through approximately 500 retailers, which include mass retailers, such as Wal-Mart and Kmart, and sporting goods retailers, such as Dick’s Sporting Goods and Big 5 Sporting Goods. While Crosman’s primary market is the United States (accounting for approximately 87% of net sales for the fiscal year ended June 30, 2005 and 85% and 86% of net sales for the quarters ended September 26, 2004 and October 2, 2005, respectively), Crosman distributes its products in 44 countries worldwide.
      The Crosmantm brand is one of the pre-eminent names in the recreational airgun market and is widely recognized in the broader outdoor sporting goods industry. Crosman markets a full line of recreational airgun products, airgun accessories and related products under its own trademark brands as well as under other well-established brands through licensing or distribution agreements. Crosman markets paintball products, including markers (which are paintball projection devices), paintballs, paintball accessories and related products, primarily under the Game Facetm brand. Crosman’s senior management, collectively, has approximately 77 years of experience in the recreational products industry and closely related industries.
      For the quarters ended October 2, 2005 and September 26, 2004, Crosman had net sales of approximately $20.5 million and $15.5 million, respectively, and net income of approximately $0.6 million and $0.3 million, respectively. For the fiscal year ended June 30, 2005, Crosman had net sales of approximately $70.1 million and net income of approximately $0.5 million.

Electronic Components Manufacturing Company
      Advanced Circuits, headquartered in Aurora, Colorado, is a leading provider of prototype and quick-turn rigid printed circuit boards, or PCBs, throughout the United States. Advanced Circuits also provides its customers high volume production services in order to meet its clients’ complete PCB needs. The prototype and quick-turn portions of the PCB industry are characterized by customers requiring high levels of responsiveness, technical support and timely delivery. Due to the critical roles that PCBs play in the research and development process of electronics, customers often place more emphasis on the turnaround time and quality of a customized PCB than on the price. Advanced Circuits meets this market need by manufacturing and delivering custom PCBs in as little as 24 hours, providing customers with approximately 98.5% error-free production and real-time customer service and product tracking 24 hours per day. In 2004, approximately 66% of Advanced Circuits’ net sales were derived from highly profitable prototype and quick-turn production PCBs. Advanced Circuits’ success is demonstrated by its broad base of over 3,500 customers with which it does business each month. These customers represent numerous end markets, and for the nine months ended September 30, 2005, no single customer accounted for more than 2% of net sales. Advanced Circuits’ senior management, collectively, has approximately 90 years of experience in the electronic components manufacturing industry and closely related industries.
      For the nine months ended September 30, 2005 and September 30, 2004, Advanced Circuits had net sales of approximately $31.5 million and $27.5 million, respectively, and net income of approximately $11.3 million and $9.1 million, respectively. For the fiscal year ended December 31, 2004, Advanced Circuits had net sales of approximately $36.6 million and net income of approximately $12.1 million.

Global Hardcoatings Company
      Silvue, headquartered in Anaheim, California, is a leading developer and producer of proprietary, high performance liquid coating systems used in the high-end eyewear, aerospace, automotive and industrial markets. Silvue’s coating systems can be applied to a wide variety of materials, including plastics, such as polycarbonate and acrylic, glass, metals and other substrate surfaces. Silvue’s coating systems impart properties, such as abrasion resistance, improved durability, chemical resistance, ultraviolet, or UV protection, anti-fog and impact resistance, to the materials to which they are applied. Due to the fragile and sensitive nature of many of today’s manufacturing materials, particularly polycarbonate, acrylic and PET-plastics, these properties are essential for manufacturers seeking to significantly enhance product performance, durability or particular features.
      Silvue owns 11 patents relating to its coating systems and maintains a primary or exclusive supply relationship with many of the leading eyewear manufacturers in the world, as well as numerous manufacturers in other consumer industries. Silvue has sales and distribution operations in the United States, Europe and Asia and has manufacturing operations in the United States and Asia. Silvue’s coating systems are marketed under the company name SDC Technologiestm and the brand names Silvue®, CrystalCoat®, Statuxtm and Resinreleasetm. Silvue has also trademarked its marketing phrase “high performance chemistrytm”. Silvue’s senior management, collectively, has approximately 80 years of experience in the global hardcoatings and closely related industries.
      For the nine months ended September 30, 2005 and September 30, 2004, Silvue had net sales of approximately $15.8 million and $11.9 million, respectively, and net income of approximately $1.5 million and $1.5 million, respectively. For the fiscal year ended December 31, 2004, Silvue had net sales of approximately $16.5 million and net income of approximately $2.2 million.
Corporate Structure
      We are selling                     shares of the trust, each representing one undivided beneficial interest in the trust. The purpose of the trust is to hold 100% of the non-management interests of the company, which is one of two classes of equity interests in the company that will be outstanding following this offering. Each beneficial interest in the trust corresponds to one non-management interest of the company. The trust has the authority to issue shares in one or more series. We refer to the other class of equity interest in the company as the management interests. As described above, our manager will own 100% of the management interests. See the section entitled “Description of Shares” for more information about the shares, non-management interests and management interests.
      CGI and Pharos have agreed to purchase, in conjunction with the closing of this offering in separate private placement transactions, the number of shares, at a per share price equal to the initial public offering price, having a purchase price of $96 million and $4 million, respectively. See the section entitled

“Certain Relationships and Related Party Transactions” for more information regarding the terms and conditions relating to these transactions. As a result of this investment, CGI and Pharos will have an approximately           % and           % interest in the trust, respectively, immediately following this offering.
      In connection with this offering, the company will use a portion of the proceeds from this offering and the related transactions to acquire from the sellers:

•	approximately 98.1% of CBS Personnel on a primary basis, without giving effect to conversion of any convertible securities, and approximately 95.6% after giving effect to the exercise of vested and in-the-money options and vested non-contingent warrants (as applicable), which we refer to as on a fully diluted basis;

•	approximately 75.4% of Crosman on a primary and fully diluted basis;

•	approximately 85.7% of Advanced Circuits on a primary basis and approximately 73.2% on a fully diluted basis; and

•	approximately 73.0% of Silvue on a primary and fully diluted basis, after giving effect to the conversion of preferred stock of Silvue that we will acquire.
      See the section entitled “The Acquisitions of and Loans to Our Initial Businesses” for more information about the calculation of the percentage of equity interest we are acquiring of each initial business. Following the closing of this offering, the remaining equity interests in each initial business will be held by the senior management of each of our initial businesses, as well as certain other minority shareholders.
      The board of directors of the company will oversee the management of each initial business and the performance by our manager and, initially, will be composed of seven directors, all of whom will be appointed by our manager as holder of the management interests. Following this initial appointment, six of the directors will be elected by our shareholders, four of which will be the company’s independent directors.
      As holder of the management interests, our manager will have the right to appoint one director to the company’s board of directors commencing with the first annual meeting following the closing of this offering. Our manager’s appointed director on the company’s board of directors will not be required to stand for election by the shareholders. See the section entitled “Description of Shares — Voting and Consent Rights — Board of Directors Appointee” for more information about the manager’s right to appoint directors.
Company Loans and Financing Commitments to Our Initial Businesses
      In connection with this offering, the company will use a portion of the proceeds of this offering and the related transaction to make loans and financing commitments to each of our initial businesses as follows:

•	Approximately $70.2 million to CBS Personnel. The $70.2 million is comprised of approximately $64.0 million in term loans, approximately $31.2 million of which will be used to pay down third party debt and approximately $32.8 million of which represents a capitalization loan and, therefore, considered part of the purchase price of equity interests in CBS Personnel, and an approximately $42.5 million revolving loan commitment, approximately $6.2 million of which will be funded to CBS Personnel in conjunction with the closing of this offering.

•	Approximately $50.1 million to Crosman. The $50.1 million is comprised of approximately $47.8 million in term loans and an approximately $15.0 million revolving loan commitment, approximately $2.3 million of which will be funded to Crosman in conjunction with the closing of this offering.

•	Approximately $51.3 million to Advanced Circuits. The $51.3 million is comprised of approximately $50.5 million in term loans and an approximately $4.0 million revolving loan commitment,

approximately $0.8 million of which will be funded to Advanced Circuits in conjunction with the closing of this offering.

•	Approximately $14.7 million to Silvue. The 14.7 million is comprised of approximately $14.3 million in term loans and an approximately $4.0 million revolving loan commitment, approximately $0.4 million of which will be funded to Silvue in conjunction with the closing of this offering.
      The term loans will be comprised of a senior secured term loan and a senior subordinated secured term loan. The term loans will be used to refinance all of the third party debt outstanding at each of our initial businesses immediately prior to the offering and, in certain cases, to capitalize our initial business. The revolving loans will also be secured and will be used to provide a source of working capital for each of our initial businesses, as necessary. The aggregate principal amount of term loans and the revolving loan commitments will be adjusted to give effect to payments made by or other borrowings of each initial business from September 30, 2005 until the closing of this offering. In addition, the aggregate principal amount of the term loans and revolving loan commitment to CBS Personnel may be adjusted to achieve a specific leverage with respect to CBS Personnel.
      See the section entitled “The Acquisitions of and Loans to Our Initial Businesses” for more information regarding the loans and commitments made by the company to each initial business.
Corporate Information
      Compass Diversified Trust is a Delaware statutory trust formed on November 18, 2005. Compass Group Diversified Holdings LLC is a Delaware limited liability company formed on November 18, 2005. Our principal executive offices are located at Sixty One Wilton Road, Second Floor, Westport, Connecticut 06880, and our telephone number is 203-221-1703. Our website is at www.CompassDiversifiedTrust.com. The information on our website is not incorporated by reference and is not part of this prospectus.

The Offering

Shares offered by us in this offering	shares

Shares outstanding after this offering and separate private placement transactions	shares

Use of proceeds	We estimate that our net proceeds from the sale of shares in this offering will be approximately $231.9 million (or approximately $ if the underwriters’ overallotment option is exercised in full), based on the initial public offering price of $ per share (which is the midpoint of the estimated initial public offering price range set forth on the cover page on this prospectus) and after deducting underwriting discounts and commissions. In addition, CGI and Pharos have each agreed to purchase in separate private placement transactions to close in conjunction with the closing of this offering a number of shares in the trust having an aggregate purchase price of approximately $96 million and $4 million, respectively, at a per share price equal to the initial public offering price. We intend to use the net proceeds from this offering and the separate private placement transactions to:

• Pay the purchase price and related costs of the acquisition of our initial businesses of approximately $161.6 million;

• Make loans to each of the initial businesses to refinance outstanding debt in an aggregate principal amount of approximately $153.5 million;

• Pay the transaction costs related to this offering of approximately $4.5 million; and

• Provide funds for general corporate purposes of approximately $12.3 million.

See the section entitled “Use of Proceeds” for more information about the use of the proceeds of this offering.

Nasdaq National Market symbol	CODI

Dividend and distribution policy	We intend to pursue a policy of paying regular cash distributions, which will correspond to dividends, on all outstanding shares. The board of directors of the company will review our financial condition and results of operations on a quarterly basis and determine whether or not a cash distribution will be declared and paid to our shareholders and the amount of that distribution. Any cash distribution paid by the company to the trust will, in turn, be paid by the trust to its shareholders. See the section entitled “Material U.S. Federal Income Tax Considerations” for more information about the tax treatment of distributions by the trust.

Management fee	The company will pay our manager a management fee of 2% per annum (payable quarterly in arrears), which will be calculated on the basis of our adjusted net assets. “Adjusted net assets” will be defined generally as total assets plus the aggregate amount of accumulated amortization minus the aggregate amount of adjusted total liabilities. “Adjusted total liabilities” will be defined generally as total liabilities excluding the effect of any third party debt. Additionally, any management fee due from the company to our manager will be reduced by any management fees received by our manager from any of our businesses. See the section entitled “Management Services Agreement — Management Fee” for more information about the calculation and payment of the management fee and the specific definitions of the terms used in such calculation.

Profit allocation	The company will pay a profit allocation to our manager, as holder of management interests, upon the occurrence of certain events if the company’s profits exceed certain hurdles. In calculating the company’s profits for determination of our manager’s profit allocation, we will take into consideration both:

• A business’ contribution-based profit, which will be equal to a business’ aggregate contribution to the company’s cash flow during the period a business is owned by the company; and

• The company’s cumulative gains and losses to date.

Specifically, profit allocation will be calculated and paid subject to the following hurdles:

• No profit allocation will be paid in the event that the company’s profits do not exceed an annualized hurdle rate of 7% with respect to our equity in a business; and

• Profit allocation will be paid in the event that the company’s profits do exceed an annualized hurdle rate of 7% in the following manner: (i) 100% of the company’s profits for that amount in excess of the hurdle rate of 7% but that is less than the hurdle rate of 8.75%, which amount is intended to provide our manager with an overall profit allocation of 20% once the hurdle rate of 7% has been surpassed; and (ii) 20% of the company’s profits in excess of the hurdle rate of 8.75%.

Additionally, our manager has agreed not to take a profit allocation until the sale of one of our businesses or, at our manager’s option, the fifth anniversary of our ownership of one of our businesses. We believe this timing of the profit allocation more accurately reflects the long-term performance of each of our businesses than a method which provides for annual allocations, and is consistent with our intent to manage and grow our businesses over the long-term. See the section entitled “Description of Shares — Distributions — Manager’s Profit Allocation” for more information about calculation and payment of profit allocation.

Shares of the trust	Each share of the trust represents an undivided beneficial interest in the trust, and each share of the trust corresponds to one underlying non-management interest of the company owned by the trust. Unless the trust is dissolved, it must remain the sole holder of 100% of the non-management interests, and at all times the company will have outstanding the identical number of non-management interests as the number of outstanding shares of the trust. Each outstanding share of the trust is entitled to one vote on any matter with respect to which the trust, as a member of the company, is entitled to vote. The company, as the sponsor of the trust, will provide to our shareholders proxy materials to enable our shareholders to exercise, in proportion to their percentage ownership of outstanding shares, the voting rights of the trust, and the trust will vote its non-management interests in the same proportion as the vote of holders of shares. See the section entitled “Description of Shares” for information about the material terms of the shares.

Anti-takeover provisions	Certain provisions of the management services agreement, the trust agreement and the LLC agreement, which will become effective upon the closing of this offering, may make it more difficult for third parties to acquire control of the trust and the company by various means. These provisions could deprive the shareholders of the trust of opportunities to realize a premium on the shares owned by them. In addition, these provisions may adversely affect the prevailing market price of the shares. See the section entitled “Description of Shares — Anti-Takeover Provisions” for more information about these anti-takeover provisions.

U.S. federal income tax considerations	Subject to the discussion in “Material U.S. Federal Income Tax Considerations,” the trust will be classified as a grantor trust for U.S. federal income tax purposes. As a result, for U.S. federal income tax purposes, each holder of shares generally will be treated as the beneficial owner of a pro rata portion of the non-management interests in the company held by the trust. Subject to the discussion in “Material U.S. Federal Income Tax Considerations,” the company will be classified as a partnership for U.S. federal income tax purposes. Accordingly, neither the company nor the trust will incur U.S. federal income tax liability; rather, each holder of shares will be required to take into account his or her allocable share of company income, gain, loss, deduction, and other items. See the section entitled “Material U.S. Federal Income Tax Considerations” section for information about the potential U.S. federal income tax consequences of the purchase, ownership and disposition of shares.

Risk factors	Investing in our shares involves risks. See the section entitled “Risk Factors” among other information set forth in this prospectus that you should consider carefully before deciding to invest in our shares.
      The number of shares outstanding after the offering assumes that Pharos and CGI purchase            shares and            shares, respectively, and that the underwriters’ overallotment option is not exercised. If the overallotment option is exercised in full, we will issue and sell an additional            shares.

Summary Financial Data
      The following summary financial data represent the historical financial information for CBS Personnel, Crosman, Advanced Circuits and Silvue and does not reflect the accounting for these businesses upon completion of the acquisitions and the operation of the businesses as a consolidated entity. This historical financial data does not reflect the recapitalization of each of these businesses upon acquisition by the company. As a result, this historical data may not be indicative of these businesses’ future performance following their acquisition by the company and recapitalization. You should read this information in conjunction with the section entitled “Selected Financial Data”, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, the financial statements and notes thereto, and the unaudited condensed combined pro forma financial statements and notes which do reflect the completion of the acquisitions and related transactions thereto, all included elsewhere in this prospectus.
      The summary financial data for CBS Personnel, at December 31, 2004, and for the years ended December 31, 2004 and 2003, were derived from CBS Personnel’s audited consolidated financial statements included elsewhere in this prospectus. The summary financial data of CBS Personnel at September 30, 2005, and for the nine months ended September 30, 2005 and 2004, were derived from CBS Personnel’s unaudited consolidated condensed financial statements included elsewhere in this prospectus.
      The summary financial data for Crosman, at June 30, 2005, and for the years ended June 30, 2005 and 2004, were derived from Crosman’s audited consolidated financial statements included elsewhere in this prospectus. The summary financial data for Crosman for the period July 1, 2003 to February 9, 2004 (predecessor), and February 10, 2004 to June 30, 2004 (successor), were derived from the audited financial statements of Crosman. The summary financial data of Crosman at October 2, 2005, and for the quarters ended October 2, 2005 and September 26, 2004, were derived from Crosman’s unaudited consolidated condensed financial statements included elsewhere in this prospectus.
      The summary financial data for Advanced Circuits, at December 31, 2004, and for the years ended December 31, 2004 and 2003, were derived from Advanced Circuits’ audited combined financial statements included elsewhere in this prospectus. The summary financial data of Advanced Circuits at September 30, 2005, and for the nine months ended September 30, 2005 and 2004, were derived from Advanced Circuits’ unaudited consolidated condensed financial statements included elsewhere in this prospectus.
      The summary financial data for Silvue, at December 31, 2004, and for the years ended December 31, 2004 and 2003, were derived from Silvue’s audited consolidated financial statements included elsewhere in this prospectus. The summary financial data for Silvue for the period January 1, 2004 to September 2, 2004 (predecessor), and September 3, 2004 (inception) to December 31, 2004, were derived from the audited financial statements of Silvue. The summary financial data of Silvue at September 30, 2005, and for the nine months ended September 30, 2005 and 2004, were derived from Silvue’s unaudited consolidated condensed financial statements included elsewhere in this prospectus.
      The unaudited condensed financial data for each of the businesses shown below may not be indicative of the financial condition and results of operations of these businesses for any other period. The unaudited condensed financial data, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation of such data.

			(Unaudited)
	Year Ended		Nine Months Ended
	December 31,		September 30,

CBS Personnel	2003	2004	2004	2005

	($ in thousands)
Statement of Operations Data:
Revenues	$194,717	$315,258	$179,256	$405,486
Income from operations	3,645	9,450	5,734	11,157
Net income	823	7,413	4,714	4,927

		(Unaudited)
	At	At
	December 31,	September 30,
	2004	2005

	($ in thousands)
Balance Sheet Data:
Total assets	$140,376	$142,584
Total liabilities	96,465	93,567
Shareholders’ equity	43,911	49,017

	Predecessor	Successor		(Unaudited)
	July 1, 2003	February 10,		Quarter Ended
	to	2004 to	Year Ended
	February 9,	June 30,	June 30,	September 26,	October 2,
Crosman	2004	2004	2005	2004	2005

	($ in thousands)
Statement of Operations Data:
Net sales	$38,770	$24,856	$70,060	$15,511	$20,468
Operating income	6,924	3,142	8,031	1,531	2,358
Net income	3,138	810	489	347	644

		(Unaudited)
	At	At
	June 30,	October 2,
	2005	2005

	($ in thousands)
Balance Sheet Data:
Total assets	$84,183	$88,431
Total liabilities	61,837	65,456
Shareholders’ equity	22,346	22,975

	Predecessor

			(Unaudited)
	Year Ended		Nine Months Ended
	December 31,		September 30,

Advanced Circuits	2003	2004	2004	2005

	($ in thousands)
Statement of Operations Data:
Net sales	$27,796	$36,642	$27,465	$31,454
Operating income	7,707	12,211	9,254	11,692
Net income	7,534	12,093	9,096	11,296

	Predecessor	(Unaudited)
	At	At
	December 31,	September 30,
	2004	2005

	($ in thousands)
Balance Sheet Data:
Total assets	$16,789	$79,827
Total liabilities	6,340	54,453
Stockholders’ equity	10,449	25,374

		Predecessor	Successor	(Unaudited)
	Predecessor	January 1,	September 3,	Nine Months Ended
	Year Ended	2004 to	2004 to	September 30,
	December 31,	September 2,	December 31,
Silvue	2003	2004	2004	2004	2005

	($ in thousands)
Statement of Operations Data:
Net sales	$12,813	$10,354	$6,124	$11,859	$15,819
Operating income	1,967	1,789	1,295	2,008	3,032
Net income	1,717	1,457	748	1,526	1,517

		(Unaudited)
	At	At
	December 31,	September 30,
	2004	2005

	($ in thousands)
Balance Sheet Data:
Total assets	$25,105	$28,096
Total liabilities and cumulative redeemable preferred stock	16,983	18,583
Stockholders’ equity	8,122	9,513

RISK FACTORS
      An investment in our shares involves a high degree of risk. You should carefully read and consider all of the risks described below, together with all of the other information contained or referred to in this prospectus, before making a decision to invest in our shares. If any of the following events occur, our financial condition, business and results of operations (including cash flows), may be materially adversely affected. In that event, the market price of our shares could decline, and you could lose all or part of your investment. Throughout this section we refer to our initial businesses and the businesses we may acquire in the future collectively as “our businesses.” For purposes of this section, unless the context otherwise requires, the term Crosman means, together, Crosman and its 50%-owned joint venture, GFP.
Risks Related to Our Business and Structure

We are a new company with no history and we may not be able to successfully manage our initial businesses on a combined basis.
      We were formed on November 18, 2005 and have conducted no operations and have generated no revenues to date. We will use the proceeds of this offering, in part, to acquire and capitalize our initial businesses for cash from certain subsidiaries of CGI and certain other minority shareholders, which businesses will be managed by our manager. Our management team has collectively 74 years of experience in acquiring and managing small and middle market businesses. However, if we do not develop effective systems and procedures, including accounting and financial reporting systems, to manage our operations as a consolidated public company, we may not be able to manage the combined enterprise on a profitable basis, which could adversely affect our ability to pay distributions to our shareholders. In addition, the pro forma condensed combined financial statements of our initial businesses cover periods during which some of our initial businesses were not under common control or management and, therefore, may not be indicative of our future financial condition, business and results of operations.

We may be unable to remove our manager, which could limit our ability to improve our performance and could adversely affect the market price of our shares.
      Under the terms of the management services agreement, our manager cannot be removed as a result of underperformance. Instead, the company’s board of directors cannot remove our manager unless:

•	our manager materially breaches the terms of the management services agreement and such breach continues unremedied for 60 days after notice; or

•	our manager acts with gross negligence, willful misconduct, bad faith or reckless disregard of its duties in carrying out its obligations under the management services agreement or engages in fraudulent or dishonest acts.
      In addition, if (i) the management services agreement is terminated at any time other than as a result of our manager’s resignation or (ii) our manager resigns on any date that is at least three years after the closing of this offering, then the manager will have the right, but not the obligation, for one year from the date of termination or resignation, as the case may be, to elect to cause the company to purchase the management interests then owned by the manager for the put price. See the section entitled “Description of Shares — Supplemental Put Agreement” for more information about our manager’s put right and our obligations relating thereto.
      Furthermore, if we terminate our manager, the trust, the company and all of our businesses will be required to cease using the term “Compass” entirely in their business or operations within 30 days of such termination, including changing their names to remove any reference to the term “Compass”. This may cause the value of the company and the market price of our shares to decline and require increased expenditures relating to creating, marketing and protecting a new name.
      As a result, we may not be able to remove our manager, which could adversely affect our financial condition, business and results of operations.

Our manager can resign on 90 days’ notice and we may not be able to find a suitable replacement within that time, resulting in a disruption in our operations that could adversely affect our financial condition, business and results of operations as well as the market price of our shares.
      Our manager has the right, under the management services agreement, to resign at any time on 90 days’ written notice, whether we have found a replacement or not.
      If our manager resigns, we may not be able to find a new external manager or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms within 90 days, or at all. If we are unable to do so quickly, our operations are likely to experience a disruption, our financial condition, business and results of operations as well as our ability to pay distributions are likely to be adversely affected and the market price of our shares may decline. In addition, the coordination of our internal management, acquisition activities and supervision of our businesses is likely to suffer if we are unable to identify and reach an agreement with a single institution or group of executives having the expertise possessed by our manager and its affiliates. Even if we are able to retain comparable management, whether internal or external, the integration of such management and their lack of familiarity with our businesses may result in additional costs and time delays that may adversely affect our financial condition, business and results of operations.

Our manager and its affiliates, including members of our management team, may engage in activities that compete with us or our businesses.
      The management services agreement does not prohibit our manager or its affiliates from investing in or managing other entities, including those that are in the same or similar line of business as our initial businesses. In this regard, the management services agreement and the obligation to provide management services will not create an exclusive relationship between our manager and the company and our businesses. See the section entitled “Management Services Agreement” for more information about our relationship with our manager and our management team. How such conflicts of interests may be addressed is dependent on the terms of the management services agreement and we may not prevail in all situations. Moreover, our officers and the officers and employees of our manager and its affiliates who provide services to us, including members of our management team, anticipate devoting a portion of their time to the affairs of our manager and its affiliates and performing services for other entities. As a result, there may be conflicts between us, on the one hand, and our manager and its affiliates, including members of our management team, on the other, regarding the allocation of resources to the management of our day-to-day activities. See the section entitled “Certain Relationships and Related Party Transactions” for a complete discussion of the potential conflicts of interest of which you should be aware.

Our Chief Executive Officer, directors and manager may allocate some of their time to other businesses, thereby causing conflicts of interest in their determination as to how much time to devote to our affairs, which may adversely affect our operations.
      Our Chief Executive Officer, who is an employee of our manager and seconded to us, directors and manager may also engage in other business activities. This may result in a conflict of interest in allocating their time between our operations and other businesses. Our Chief Executive Officer’s and manager’s other business endeavors may be related to CGI, the Kattegat Trust or other affiliates. Our Chief Financial Officer, who is also an employee of our manager and seconded to us, will be fully dedicated to our operation and we will reimburse our manager for his salary and expenses related to his staff. Conflicts may not be resolved in our favor. See the section entitled “Certain Relationships and Related Party Transactions” for a complete discussion of the potential conflicts of interest of which you should be aware.

Our manager relies on key personnel with long-standing business relationships, the loss of any of whom could impair our ability to successfully manage the company.
      Our future success depends, to a significant extent, on the continued services of the employees of our manager, most of whom have worked together for a number of years. While our manager has employment agreements with certain of its employees, these employment agreements may not prevent the manager’s employees from competing with us in the future. Our businesses also depend upon their respective executive management teams. We seek to provide such persons with equity incentives in their respective businesses and have employment agreements with certain persons we have identified as key to their businesses. We also maintain key man life insurance on certain of these persons. However, these insurance policies would not fully offset the loss to our businesses, and our organization generally, that would result from our losing the services of these key individuals. As a result, the loss of services of one or more members of our senior management team or the management team at one of our businesses could adversely affect our financial condition, business and results of operations.

We must pay our manager the management fee regardless of our performance.
      Our manager is entitled to receive a management fee that is based on our adjusted net assets, as defined in the management services agreement, regardless of the performance of our businesses. As a result, the management fee may incentivize our manager to increase our assets rather than increase the performance of our businesses. This circumstance could adversely affect our ability to make distributions to our shareholders.
      If we do not have sufficient liquid assets to pay all of the management fee, including any accrued and unpaid management fees to date, on any management fee payment date, we will be required to liquidate assets or borrow money in order to pay such management fee; provided, that our manager may elect on such management fee payment date to defer the payment of the management fee then accrued and unpaid to the next succeeding management fee payment date in order to avoid such liquidation or borrowing.

Our manager’s discretion in conducting our operations, including conducting transactions, gives it the ability to increase its fees, which may reduce the amount of cash available for distribution to our shareholders.
      Under the terms of the management services agreement, our manager is paid a management fee calculated as a percentage of our net assets adjusted for certain items. See the section entitled “Management Services Agreement — Management Fee” for more information about the calculation of the management fee. Our manager may conduct transactions or handle our operations in a manner that, in our manager’s reasonable discretion, are necessary to the future growth of our businesses and are in the best interests of our shareholders. These transactions, however, may increase the amount of fees paid to our manager, which could reduce the amount of cash available for distribution to our shareholders.

The profit allocation we pay our manager may induce it to make riskier decisions regarding our operations.
      Our manager, as holder of 100% of the management interests in the company, will receive a profit allocation reflecting our ability to generate ongoing cash flows and capital gains in excess of a hurdle rate. This profit allocation will be triggered upon the sale of one of our businesses, among other events. As a result, our manager may be incentivized to sell our businesses at a time which is not optimal for our shareholders.
      If we do not have sufficient liquid assets to pay all of our manager’s profit allocation, including any accrued and unpaid manager’s profit allocation to date, on any profit allocation payment date, we will be required to liquidate assets or borrow money in order to do pay such manager’s profit allocation; provided, that our manager may elect on such profit allocation payment date to defer the payment of our manager’s profit allocation then accrued and unpaid to a date that is 90 days after such profit allocation payment date.

The trust structure may limit our ability to make distributions to our shareholders because we will rely entirely on distributions from our businesses.
      The trust’s only business is holding non-management interests in the company, which holds controlling interests in our businesses. Therefore, we will be dependent upon the ability of our businesses to generate earnings and cash flows and distribute them to us in the form of interest and principal payments on debt, payments to our manager and distributions on equity to enable us to satisfy our financial obligations and to make distributions to our shareholders. The ability of the businesses, which we will own and manage, to make distributions to us may be subject to limitations under laws of their respective jurisdictions. If, as a consequence of these various restrictions, we are unable to generate sufficient distributions from our businesses, we may not be able to declare, or may have to delay or cancel payment of, distributions to our shareholders.
      We do not own 100% of our businesses, and our ownership will range at the time of the initial acquisition from 73.0%, in the case of Silvue, to 95.6%, in the case of CBS Personnel, of the total equity on a fully diluted basis. Accordingly, any dividends or distributions paid by our businesses will be shared pro rata with the minority shareholders of our businesses and will not be available to us for any purpose, including company debt service or distributions to our shareholders. Any proceeds from the sale of a business will be allocated among us and the minority shareholders of the business that is sold.

We may have conflicts of interest with the minority shareholders of our businesses.
      The boards of directors of our respective businesses have fiduciary duties to all their shareholders, including the company and minority shareholders. As a result, they may make decisions that are in the best interests of their shareholders generally but which are not necessarily in the best interest of the company or our shareholders. In dealings with the company, the directors of our businesses may have conflicts of interest and decisions may have to be made without the participation of directors chosen by the company, and such decisions may be different from those that we would make.

While we intend to make regular cash distributions to our shareholders, our board of directors has full authority and discretion over the distributions, other than the profit allocation, and it may decide to reduce or eliminate distributions at any time, which may have an adverse affect on the market price for our shares.
      To date, we have not declared or paid any distributions. Although we intend to pursue a policy of paying regular distributions, our board of directors will have full authority and discretion to determine whether or not a distribution should be declared and paid to our shareholders, as well as the amount and timing of any distribution. The company’s board of directors may, based on their review of our financial condition and results of operations and pending acquisitions, determine to reduce or eliminate distributions which may have an adverse affect on the market price of our shares.

The company’s board of directors will have the power to change the terms of our shares if it determines, in its sole discretion, that such changes are not otherwise materially adverse to you or will not change the characterization of the trust for federal tax purposes. Consequently, our board of directors may change the terms of our shares in ways with which you disagree.
      As an owner of our shares, you may disagree with changes made to the terms of our shares, and you may disagree with the company’s board of directors’ decision that the changes made to the terms of the shares are not materially adverse to you as a shareholder or that they do not alter the characterization of the trust. Your recourse if you disagree will be limited because our trust agreement gives broad authority and discretion to our board of directors and eliminates or reduces many of the fiduciary duties that our board of directors otherwise would owe to you. In addition, we may change the nature of the shares to raise additional equity and remain a fixed-investment trust for tax purposes.

Certain provisions of the LLC agreement of the company and the trust agreement make it difficult for third parties to acquire control of the trust and the company and could deprive you of the opportunity to obtain a takeover premium for your shares.
      The LLC agreement of the company, which we refer to as the LLC agreement, and the trust agreement of the trust, which we refer to as the trust agreement, contain a number of provisions that could make it more difficult for a third party to acquire, or may discourage a third party from acquiring, control of the trust and the company. These provisions include:

•	restrictions on the company’s ability to enter into certain transactions with our major shareholders, with the exception of our manager, modeled on the limitation contained in Section 203 of the Delaware General Corporation Law, or DGCL;

•	allowing only the company’s board of directors to fill vacancies, including newly created directorships, for those directors who are elected by our shareholders, and allowing only our manager to fill vacancies with respect to the class of directors appointed by our manager;

•	requiring that directors elected or appointed by our shareholders may be removed with or without cause but only by a vote of 85% of the trust shareholders;

•	requiring that only the company’s chairman or board of directors may call a special meeting of our shareholders;

•	prohibiting shareholders from taking any action by written consent;

•	requiring advance notice for nominations of candidates for election to the company’s board of directors or for proposing matters that can be acted upon by our shareholders at a shareholders’ meeting;

•	requiring advance notice for a director or group of directors other than our Chief Executive Officer or chairman to call a special meeting of our board of directors;

•	having a substantial number of additional authorized but unissued shares;

•	providing the company’s board of directors with certain authority to amend the LLC agreement and the trust agreement, subject to certain voting and consent rights of the holders and non-management interests and management interests; and

•	providing for a staggered board of directors of the company, the effect of which could be to deter a proxy contest for control of the company’s board of directors or a hostile takeover.
      These provisions, as well as other provisions in the LLC agreement and trust agreement may delay, defer or prevent a transaction or a change in control that might otherwise result in you obtaining a takeover premium for your shares. See the section entitled “Description of Shares” for more information about voting and consent rights and the anti-takeover provisions.

CGI may exercise significant influence over the company.
      Concurrently with this offering, CGI will purchase $96 million or           % of our shares in a separate private placement transaction. As a result of this investment, CGI may hold a large percentage of our shares and may have significant influence over the election of directors in the future.

We may incur indebtedness, which could expose us to additional risks associated with leverage and inhibit our operating flexibility and funds available for distributions to our shareholders.
      We will initially have limited net debt outstanding. However, we expect to increase our level of net debt in the future. The terms of this debt will contain a number of covenants that, among other things, require us to:

•	satisfy prescribed financial ratios specific to each arrangement;

•	maintain a minimum level of tangible net worth;

•	maintain a minimum level of liquidity; and

•	limit the payment of distributions to our shareholders.
      We expect that such debt will be secured by all or substantially all of our assets. Our ability to meet our debt service obligations and to repay outstanding indebtedness may be affected by events beyond our control and will depend primarily upon cash produced by our businesses. The failure to comply with the terms of our indebtedness could have important consequences, including limiting the payment of distributions to our shareholders.

We may engage in a business transaction with one or more target businesses that have relationships with our officers, directors, CGI or our manager which may create potential conflicts of interest.
      We may decide to acquire one or more businesses with which our officers, directors, CGI or our manager have a relationship. While we might obtain a fairness opinion from an independent investment banking firm, potential conflicts of interest may still exist with respect to a particular acquisition, and, as a result, the terms of the acquisition of a target business may not be as advantageous to our shareholders as it would have been absent any conflicts of interest.

The terms of the stock purchase agreement with respect to our initial businesses, the management services agreement and the registration rights agreement with respect to CGI’s and Pharos’ investment were negotiated without independent assessment on our behalf, and these terms may be less advantageous to us than if they had been the subject of arm’s-length negotiations.
      We intend to enter into a stock purchase agreement with respect to our initial businesses, a management services agreement and a registration rights agreement that relates to CGI’s investment of approximately $96 million and Pharos’ investment of approximately $4 million in our shares. The terms of these agreements were negotiated among entities affiliated with CGI and our manager in the overall context of this offering. Although we received a fairness opinion from an independent investment banking firm regarding the fairness, from a financial point of view, to the company of such terms and conditions and notwithstanding that the acquisitions of the initial businesses and other agreements were approved by our independent directors, the agreements were not negotiated on an arm’s-length basis with unaffiliated third parties. As a result, provisions of these agreements may be less favorable to us than they might have been had they been negotiated through arm’s-length transactions with unaffiliated parties.

We face competition for acquisitions of businesses.
      We face competition for acquisitions of businesses from a range of competitors, many of whom are well-financed, have greater financial resources or access to financing or more favorable terms than we will and may not exercise the same levels of investment discipline that we believe we exercise. These persons could make it more difficult or expensive to make acquisitions of businesses we believe would be potentially attractive acquisitions at appropriate price levels.

We may not be able to successfully fund future acquisitions of new businesses due to the unavailability of debt or equity financing on acceptable terms, which could impede the implementation of our acquisition strategy and adversely impact our financial condition, business and results of operations.
      In order to make future acquisitions, we intend to raise capital for additional acquisitions primarily through debt financing at the company level, additional equity offerings, the sale of stock or assets of our businesses, by offering equity in the trust or our businesses to the sellers of target businesses or by undertaking a combination of any of the above. Since the timing and size of acquisitions cannot be readily predicted, we may need to be able to obtain funding on short notice to benefit fully from attractive acquisition opportunities. Such funding may not be available on acceptable terms. In addition, the level of our indebtedness may impact our ability to borrow at the company level. Another source of capital for us may be the sale of additional shares, subject to market conditions, and investor demand for the shares at prices that we consider to be in the interests of our shareholders. These risks may adversely affect our ability to pursue our acquisition strategy successfully.

We face risks with respect to future acquisitions and, as a result, we may not be able to successfully execute our acquisition strategy.
      A major component of our strategy is to acquire, at valuations our manager determines to be in our best interest, additional businesses within the industries in which we will initially operate, in industries complementary to our initial businesses and in industries where we will initially have no presence. Acquisitions involve a number of risks, including:

•	the time and costs associated with identifying and evaluating potential acquisition targets and their industries;

•	the estimates, assumptions and judgments used to evaluate operations, management and market risks with respect to the target business may not be accurate or be realized;

•	failure of the acquired business to achieve expected results;

•	our or our businesses’ inability to integrate and improve acquired businesses in a cost-efficient manner;

•	failure to identify liabilities associated with the acquired business prior to its acquisition;

•	diversion of our management’s attention; and

•	failure to retain key personnel of the acquired business.
Some or all of these risks may have a material adverse effect on our financial condition, business and results of operations.
      In addition, we may not be able to integrate or improve acquired businesses after an acquisition without encountering difficulties including, without limitation, loss of key employees and customers, the disruption of our respective ongoing businesses or possible inconsistencies in standards, controls, procedures and policies. We may experience greater than expected costs or difficulties relating to such integration, in which case, we might not achieve the anticipated returns from any particular acquisition, which may have a material adverse effect on our financial condition, business and results of operations.

Changes in inflation and interest rates could adversely affect us.
      Changes in inflation could adversely affect the costs and availability of raw materials used in our manufacturing businesses, and changes in fuel costs likely will affect the costs of transporting materials from our suppliers and shipping goods to our customers, as well as the effective areas from which we can recruit temporary staffing personnel. Any debt we incur is likely to bear interest at floating rates which will generally change as interest rates change. We bear the risk that the rates we are charged by our lenders and the rates we charge on loans to our businesses will increase faster than the earnings and cash flows of our businesses, which could reduce profitability and violate debt service and other covenants in the related loan agreements.

We will incur increased costs as a result of being a publicly traded company.
      As a publicly traded company, we will incur legal, accounting and other expenses, including costs associated with the periodic reporting requirements applicable to a company whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act, recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, and other rules implemented relatively recently by the Securities and Exchange Commission, or the SEC, and The Nasdaq National Market. We believe that complying with these rules and regulations will increase substantially our legal and financial compliance costs and will make some activities more time-consuming and costly and may divert significant portions of our management team from operating and acquiring businesses to these and related matters. We also believe that these rules and regulations will make it more difficult and more expensive for us to obtain directors and officers’ liability insurance.

If in the future we cease to control and operate our businesses, we may be deemed to be an investment company under the Investment Company Act of 1940, as amended.
      Under the LLC agreement, we have the latitude to make investments in companies in which we will not operate or control. If we make significant investments in companies that we do not operate or control or cease to operate and control our businesses, we may be deemed to be an investment company under the Investment Company Act of 1940, as amended, or the Investment Company Act. If we were deemed to be an investment company, we would either have to register as an investment company under the Investment Company Act, obtain exemptive relief from the SEC or modify our investments or organizational structure or our contract rights to fall outside the definition of an investment company. Registering as an investment company could, among other things, materially adversely affect our financial condition, business and results of operations, materially limit our ability to borrow funds or engage in other transactions involving leverage and require us to add directors who are independent of us or our manager and otherwise will subject us to additional regulation that will be costly and time-consuming.

Our audited financial statements will not include meaningful comparisons to prior years and may differ substantially from the pro forma condensed combined financial statements included in this prospectus.
      Our audited financial statements will include consolidated results of operations and cash flows only for the period from the date of the acquisition of our initial businesses to year-end. Because we will purchase our initial businesses only after the closing of this offering and recapitalization of each of them, we anticipate that our audited financial statements will not contain full-year consolidated results of operations and cash flows until the end of our 2007 fiscal year. Consequently, meaningful year-to-year comparisons will not be available, at the earliest, until two fiscal years following the completion of this offering.

We may not be able to complete our consolidated financial statements for the year ended December 31, 2005 in time to file our initial annual report on Form 10-K in a timely fashion and, as a result the shares of the trust may be delisted due to our inability to comply with the Nasdaq National Market listing requirements which may materially adversely affect the market for and the price of our shares.
      Given the complexity of preparing our consolidated financial statements, we may not be able to provide information timely enough to allow our auditor to be able to complete its audit of our year-end financial statements in time for us to meet our initial periodic reporting obligations. In the event we are unable to timely file our initial annual report on Form 10-K, our shares may be delisted as a result of our inability to comply with the Nasdaq National Market listing requirements. As a result, the market price of the shares may significantly decline and the market for our shares may be materially adversely affected, and you may be unable to sell your shares at a price greater than the offering price, if at all.

Risks Related to Taxation

Our shareholders may be subject to taxation on their share of the company’s taxable income, whether or not they receive cash distributions from the trust.
      Our shareholders may be subject to U.S. federal income taxation and, in some cases, state, local and foreign income taxation on their share of the company’s taxable income, whether or not they receive cash distributions from the trust. There is a risk that the shareholders may not receive cash distributions sufficient to satisfy their portion of our taxable income or even the tax liability that results from that income. This risk is attributable to a number of variables such as results of operations, unknown liabilities, government regulation, financial covenants of the debt of the company, funds needed for acquisitions and to satisfy short- and long-term working capital needs of our businesses, discretion and authority of the company’s board of directors to pay distributions because we rely upon payments of interest and principal on loans we make to our businesses, management fees and cost reimbursement distributions from our businesses, and upon the distribution payment policies of the company, which policies are subject to change in the discretion of the company’s board of directors. In addition, if the company were to invest in the stock of a controlled foreign corporation (or if one of the corporations in which the company were to invest becomes a controlled foreign corporation, an event that we cannot control), the company may recognize taxable income, which the holders of shares of the trust will be required to take into account in determining their own taxable income, without a corresponding receipt of cash from the foreign company.

All of the company’s income could be subject to an entity-level tax in the United States, which could result in a material reduction in cash flow available for distributions to holders of shares of the trust and thus could result in a substantial reduction in the value of the shares.
      Our shareholders generally will be treated as beneficial owners of the non-management interests in the company held by the trust. Accordingly, the company may be regarded as a publicly-traded partnership, which, under the federal tax laws, would be treated as a corporation. A publicly traded partnership will not be characterized as a corporation for U.S. federal income tax purposes so long as 90% or more of its gross income for each taxable year constitutes “qualifying income” within the meaning of section 7704(d) of the Code. The company expects to realize sufficient passive-type, or qualifying, income to qualify for an exception from being so treated. If the company were to fail to satisfy the “qualifying income” exception, all of its income will be subject to an entity-level tax in the United States, which could result in a material reduction in distributions to holders of shares of the trust and would likely result in a substantial reduction in the value of, or adversely affect the market price of, our shares.
      Under current law and assuming full compliance with the terms of the LLC agreement (and other relevant documents) and based upon factual representations made by the manager on behalf of the company, Sutherland Asbill & Brennan LLP has delivered an opinion that the company will be classified as a partnership for U.S. federal income tax purposes. The factual representations made by us upon which Sutherland Asbill & Brennan LLP has relied are: (a) the company has not elected and will not elect to be treated as a corporation for U.S. federal income tax purposes; and (b) for each taxable year, more than 90% of the company’s gross income will be qualifying income within the meaning of section 7704(d) of the Code. If the company fails to satisfy this “qualifying income” exception, the company will be treated as a corporation for U.S. federal (and certain state and local) income tax purposes, and shareholders of the trust would be treated as shareholders in a corporation. The company would be required to pay income tax at regular corporate rates. In addition, the company would likely be liable for state and local income and/or franchise taxes on all of such income. Distributions to the shareholders of the trust would constitute ordinary dividend income, taxable to such holders to the extent of the company’s earnings and profits. Taxation of the company as a corporation could result in a material reduction in distributions to our shareholders and after-tax return and, thus, would likely result in a substantial reduction in the value of the shares of the trust.

If the trust were determined not to be a grantor trust, the trust may itself be regarded as a partnership for U.S. federal income tax purposes, and the trust’s items of income, gain, loss, and deduction would be reportable to the shareholders of the trust on IRS Schedules K-1.
      A fixed-investment trust can be treated as a grantor trust, such that the beneficial owners of trust interests are treated as the owners of undivided interests in the trust assets. Based upon the discussion in the “Material U.S. Federal Income Tax Considerations” section, in the opinion of Sutherland Asbill & Brennan LLP, which states that the opinion is not free from doubt, the trust will be treated as a grantor trust in which the trustees have no power to vary the trust’s investments. If the trust were not so treated, it would be regarded as a partnership for U.S. federal income tax purposes, which would affect the manner in which the trust reports to the holders of shares of the trust.

If the Trust makes one or more new equity offerings, the subsequent investors participating in those offerings will be allocated a portion of any built-in gains (or losses) that exist at the time of the additional offerings.
      The terms of the LLC agreement provide that all members share equally in any capital gains after payment of any profit allocation to the manager. As a result, if one of the businesses owned by the company had appreciated in value and was sold after an additional equity offering in the trust, the resulting gain from the sale of the business (after any profit allocation) would be allocated to all members, and in turn, to all shareholders, including both shareholders that purchased shares in this offering and those shareholders that purchased their shares in the trust in the later offering.
Risks Relating Generally to Our Businesses

Our results of operations may vary from quarter to quarter, which could adversely impact the market price of our shares.
      Our results of operations may experience significant quarterly fluctuations because of various factors, many of which are outside of our control. These factors include, among others:

•	the general economic conditions of the industry and regions in which each of our businesses operate;

•	employment levels in various markets served by CBS Personnel;

•	seasonal increases and decreases in demand for products and services offered by certain of our businesses;

•	the general economic conditions of the customers and clients of our businesses’ products and services;

•	the mix of products sold and services ordered;

•	the timing and market acceptance of new products and services introduced by our businesses;

•	regulatory actions; and

•	the timing of our acquisitions of other businesses and the sale of our businesses.
      Based on the foregoing, quarter-to-quarter comparisons of our consolidated results of operations and the results of operations of each of our businesses may adversely impact the market price of our shares. In addition, historical results of operations may not be a reliable indication of future performance for our businesses.

Our businesses are or may be vulnerable to economic fluctuations as demand for their products and services tend to decrease as economic activity slows.
      Demand for the products and services provided by our businesses is, and businesses we acquire in the future may be, sensitive to changes in the level of economic activity in the regions and industries in which they do business. For example, as economic activity slows down, companies often reduce their use of temporary employees and their research and development spending. In addition, consumer spending on recreational activities also decreases in an economic slow down. Regardless of the industry, pressure to reduce prices of goods and services in competitive industries increases during periods of economic downturns, which may cause compression on our businesses’ financial margins. A significant economic downturn could have a material adverse effect on the business, results of operations and financial condition of each of our businesses and therefore on our financial condition, business and results of operations.

Our businesses are or may be dependent upon the financial and operating conditions of their customers and clients. If the demand for their customers’ and clients’ products and services declines, demand for their products and services will be similarly affected and could have a material adverse effect on their financial condition, business and results of operations.
      The success of our businesses’ customers’ and clients’ products and services in the market and the strength of the markets in which these customers and clients operate affect our businesses. Our businesses’ customers and clients are subject to their own business cycles, thus posing risks to these businesses that are beyond our control. These cycles are unpredictable in commencement, severity and duration. Due to the uncertainty in the markets served by most of our businesses’ customers and clients, our businesses cannot accurately predict the continued demand for their customers’ and clients’ products and services and the demands of their customers and clients for their products and services. As a result of this uncertainty, past operating results, earnings and cash flows may not be indicative of our future operating results, earnings and cash flows. If the demand for their customers’ and clients’ products and services declines, demand for their products and services will be similarly affected and could have a material adverse effect on their financial condition, business and results of operations.

The industries in which our businesses compete or may compete are highly competitive and they may not be able to compete effectively with competitors.
      Our businesses face substantial competition from a number of providers of similar services and products. Some industries in which our businesses compete are highly fragmented and characterized by intense competition and low margins. They compete with independent businesses and service providers. Many of their competitors have substantially greater financial, manufacturing, marketing and technical resources, have greater name recognition and customer allegiance, operate in a wider geographic area and offer a greater variety of products and services. Increased competition from existing or potential competitors could result in price reductions, reduced margins, loss of market share results of operations and cash flows.
      In addition, current and prospective customers and clients continually evaluate the merits of internally providing products or services currently provided by our businesses and their decision to do so would materially adversely effect the financial condition, business and results of operations of our businesses.

Our businesses are and may be, dependent on certain key personnel, and the loss of key personnel, or the inability to retain or replace qualified employees, could have an adverse affect on our financial condition, business and results of operations.
      We intend to operate our businesses on a stand-alone basis, primarily relying on existing management teams for day-to-day operations and augmenting the existing management teams, on an as needed basis. Consequently, their operational success, as well as the success of our internal growth strategy, will be dependent on the continued efforts of the management teams of our businesses, who have extensive experience in the day-to-day operations of these businesses. Furthermore, we will likely be primarily dependent on the operating management teams of businesses that we may acquire in the future. The loss of key personnel, or the inability to retain or replace key personnel or qualified employees, could have an adverse effect on our financial condition, business and results of operations.

Our businesses rely and may rely on their intellectual property and licenses to use others’ intellectual property, for competitive advantage. If our businesses are unable to protect their intellectual property, are unable to obtain or retain licenses to use other’s intellectual property, or if they infringe upon or are alleged to have infringed upon others’ intellectual property, it could have a material adverse affect on their financial condition, business and results of operations.
      Each businesses’ success depends in part on their, or licenses to use others’, brand names, proprietary technology and manufacturing techniques. These businesses rely on a combination of patents, trademarks, copyrights, trade secrets, confidentiality procedures and contractual provisions to protect their intellectual property rights. The steps they have taken to protect their intellectual property rights may not prevent third parties from using their intellectual property and other proprietary information without their authorization or independently developing intellectual property and other proprietary information that is similar. In addition, the laws of foreign countries may not protect our businesses’ intellectual property rights effectively or to the same extent as the laws of the United States. Stopping unauthorized use of their proprietary information and intellectual property, and defending claims that they have made unauthorized use of others’ proprietary information or intellectual property, may be difficult, time-consuming and costly. The use of their intellectual property and other proprietary information by others, and the use by others of their intellectual property and proprietary information, could reduce or eliminate any competitive advantage they have developed, cause them to lose sales or otherwise harm their business.
      Confidentiality agreements entered into by our businesses with their employees and third parties could be breached and may not provide meaningful protection for their unpatented proprietary manufacturing expertise, continuing technological innovation and other trade secrets. Adequate remedies may not be available in the event of an unauthorized use or disclosure of their trade secrets and manufacturing expertise. Violations by others of their confidentiality agreements and the loss of employees who have specialized knowledge and expertise could harm our businesses’ competitive position and cause sales and operating results to decline.
      Our businesses may become involved in legal proceedings and claims in the future either to protect their intellectual property or to defend allegations that they have infringed upon others’ intellectual property rights. These claims and any resulting litigation could subject them to significant liability for damages and invalidate their property rights. In addition, these lawsuits, regardless of their merits, could be time consuming and expensive to resolve and could divert management’s time and attention. Any potential intellectual property litigation alleging infringement of a third-party’s intellectual property also could force them or their customers and clients to:

•	temporarily or permanently stop producing products that use the intellectual property in question;

•	obtain an intellectual property license to sell the relevant technology at an additional cost, which license may not be available on reasonable terms, or at all; and

•	redesign those products or services that use the technology or other intellectual property in question.
      The costs associated with any of these actions could be substantial and could have a material adverse affect on their financial condition, business and results of operations.

The operations and research and development of some of our businesses’ services and technology depend on the collective experience of their technical employees. If these employees were to leave and take this knowledge, our businesses’ operations may suffer and their ability to compete could be adversely impacted.
      The future success of some of our businesses depends and may depend upon the continued service of their technical personnel who have developed and continue to develop their technology and products. Some of our businesses are dependent on a small number of employees involved in their operations. If any of these employees leave our businesses, our financial condition, business and results of operations would be adversely affected. Competition for such technical personnel is intense, and our businesses may experience difficulties in attracting and retaining the required number of such individuals. If our businesses are not able to replace technical personnel with new employees with comparable experience, their operations may suffer as they may be unable to keep up with innovations in their respective industries. In addition, as these businesses grow, they will need to hire additional qualified personnel, and may not be able to do so. As a result, they may not be able to continue to compete effectively and their operations may be materially adversely affected.

If our businesses are unable to continue the technological innovation and successful commercial introduction of new products and services, their financial condition, business and results of operations could be materially adversely affected.
      The industries in which our businesses operate, or may operate, experience periodic technological changes and ongoing product improvements. Their results of operations depend significantly on the development of commercially viable new products, product grades and applications, as well as production technologies and their ability to integrate new technologies. Our future growth will depend on their ability to gauge the direction of the commercial and technological progress in all key end-use markets and upon their ability to successfully develop, manufacture and market products in such changing end-use markets. In this regard, they must make ongoing capital investments.
      In addition, their customers may introduce new generations of their own products, require new or increased technological and performance specifications requiring our businesses to develop customized products. Our businesses may not be successful in developing new products and technology that satisfy their customers’ demand and their customers may not accept any of their new products. If our businesses fail to keep pace with evolving technological innovations or fail to modify their products in response to their customers’ needs in a timely manner, then their financial condition, business and results of operations could be materially adversely affected as a result of reduced sales of their products and sunk developmental costs. These developments may require our personnel staffing business to seek better educated and trained workers, who may not be available in sufficient numbers.

Some of our businesses rely and may rely on suppliers for the timely delivery of materials used in manufacturing their products. Shortages or price fluctuations in component parts specified by their customers could limit their ability to manufacture certain products, delay product shipments, cause them to breach supply contracts and materially adversely affect our financial condition, business and results of operations.
      Our results of operations could be adversely affected if our businesses are unable to obtain adequate supplies of raw materials in a timely manner. Strikes, fuel shortages and delays of providers of logistics and transportation services could disrupt our businesses and reduce sales and increase costs. Many of the products our businesses manufacture require one or more components that are supplied by third parties. Our businesses generally do not have any long-term supply agreements. At various times, there are shortages of some of the components that they used, as a result of strong demand for those components or problems experienced by suppliers. Suppliers of these raw materials may from time to time delay delivery, limit supplies or increase prices due to capacity constraints or other factors, which could adversely affect our businesses ability to deliver products on a timely basis. In addition, supply shortages for a particular component can delay production of all products using that component or cause cost increases in the services they provide. Our businesses inability to obtain these needed materials may require them to redesign or reconfigure products to accommodate substitute components, which would slow production or assembly, delay shipments to customers, increase costs and reduce operating income. In certain circumstances, our businesses may bear the risk of periodic component price increases, which could increase costs and reduce operating income.
      In addition, our businesses may purchase components in advance of their requirements for those components as a result of a threatened or anticipated shortage. In this event, they will incur additional inventory carrying costs, for which they may not be compensated, and have a heightened risk of exposure to inventory obsolescence. If they fail to manage their inventory effectively, our businesses may bear the risk of fluctuations in materials costs, scrap and excess inventory, all of which may materially adversely affect their financial condition, business and results of operations.

Our businesses could experience fluctuations in the costs of raw materials, which fluctuations could have a material adverse effect on their financial condition, business and results of operations.
      Some of our businesses results of operations are and may be directly affected by the cost of raw materials. For example, for Advanced Circuits, the principal raw materials consist of copper and glass and represent approximately 38.7% of its total raw material purchases volume and approximately 9.8% of its total cost of goods sold in 2004. Prices for these key raw materials may fluctuate during periods of high demand. The ability by these businesses to offset the effect of increases in raw material prices by increasing their prices is uncertain. If these businesses are unable to cover price increases of these raw materials, their financial condition, business and results of operations could be materially adversely affected.

Our businesses do not have and may not have long-term contracts with their customers and clients and the loss of customers and clients could materially adversely affect their financial condition, business and results of operations.
      Our businesses are and may be, based primarily upon individual orders and sales with their customers and clients. Our businesses historically have not entered into long-term supply contracts with their customers and clients. As such, their customers and clients could cease using their services or buying their products from them at any time and for any reason. The fact that they do not enter into long-term contracts with their customers and clients means that they have no recourse in the event a customer or client no longer wants to use their services or purchase products from them. If a significant number of their customers or clients elect not to use their services or purchase their products, it could materially adversely affect their financial condition, business and results of operations.

Damage to our businesses’ or their customers’ and suppliers’ offices and facilities could increase costs of doing business and materially adversely affect their ability to deliver their services and products on a timely basis as well as decrease demand for their services and products, which could materially adversely affect their financial condition, business and results of operations.
      Our businesses have offices and facilities located throughout the United States, as well as in Europe and Asia. The destruction or closure of these offices and facilities or transportation services, or the offices or facilities of our customers or suppliers for a significant period of time as a result of fire; explosion; act of war or terrorism; labor strikes; trade embargoes or increased tariffs; floods; tornados; hurricanes; earthquakes; tsunamis; or other natural disasters could increase our businesses’ costs of doing business and harm their ability to deliver their products and services on a timely basis and demand for their products and services and, consequently, materially adversely affect their financial condition, business and results of operations.

Our businesses are and may be subject to federal, state and foreign environmental laws and regulations that expose them to potential financial liability. Complying with applicable environmental laws requires significant resources, and if our businesses fail to comply, they could be subject to substantial liability.
      Some of the facilities and operations of our businesses are and may be subject to a variety of federal, state and foreign environmental laws and regulations, which require and will continue to require significant expenditures to remain in compliance with such laws and regulations currently in place and in the future. Compliance with current and future environmental laws is a major consideration for our businesses. Because some of them use hazardous materials and generate hazardous wastes in their operations, they may be subject to potential financial liability for costs associated with the investigation and remediation of their own sites, or sites at which they have arranged for the disposal of hazardous wastes, if such sites become contaminated. Even if they fully comply with applicable environmental laws and are not directly at fault for the contamination, they may still be liable. Although our businesses estimate their potential liability with respect to violations or alleged violations and reserve funds for such liability, such accruals may not be sufficient to cover the actual costs incurred as a result of these violations or alleged violations. In addition, any material violations of these environmental laws can lead to material liability, revocations of discharge permits, fines or penalties.
      The identification of presently unidentified environmental conditions, more vigorous enforcement by regulatory agencies, enactment of more stringent laws and regulations, or other unanticipated events may arise in the future and give rise to material environmental liabilities, higher than anticipated levels of operating expenses and capital investment or, depending on the severity of the impact of the foregoing factors, costly plant relocation, all of which could have an adverse effect on our financial condition, business and results of operations.
      See the section entitled “— Risks Related to Crosman — Current and new environmental laws and regulations may materially adversely affect Crosman’s operations” for a discussion of consent orders with the New York State Department of Environmental Conservation (“DEC”) signed by Crosman concerning the investigation and remediation of soil and groundwater contamination at its facility in East Bloomfield, New York.

The operations of some of our businesses are and may be subject to operating risks associated with handling, storage and transportation of raw materials, products and wastes that subject them to operating risks that may not be covered by insurance and could have a material adverse effect on our financial condition, business or results of operations.
      The operations of some of our businesses are and may be subject to operating risks associated with handling, storage and transportation of raw materials, products and wastes. Risks related to the potential leaks, explosions and fires, and discharge of these hazardous materials into the surrounding areas exist. These operating risks can cause personal injury, property damage and environmental contamination, and may result in the shutdown of affected facilities and the imposition of civil or criminal penalties. The occurrence of any of these events may disrupt production and have a material adverse effect on the productivity and profitability, operating results and cash flows of a particular manufacturing facility.
      Although these businesses maintain property, business interruption and casualty insurance that is in accordance with customary industry practices, this insurance may not be adequate to fully cover all potential hazards incidental to their business. Certain occurrences also may require the payment of substantial deductibles or other contributions, and may result in increased premiums or cancellation of insurance. As a result of market conditions, premiums and deductibles for certain insurance policies may increase substantially and, in some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. In addition, insurers may successfully challenge coverage for certain claims. If our businesses were to incur a significant liability for which they were not fully insured, it could have a material adverse effect on our financial condition, business and results of operations.

Our businesses are and may be subject to a variety of federal, state and foreign laws and regulations concerning employees health and safety. Failure to comply with governmental laws and regulations could subject them to, among other things, potential financial liability, mandatory product recalls, penalties and legal expenses which could have a material adverse effect on our financial condition, business and results of operations.
      Our businesses are and may be subject to regulation by various federal, state and foreign governmental agencies concerning employment, health and safety. In addition, some of our businesses’ products and services may be regulated by federal, state and foreign laws and regulations. Compliance with these laws and regulations, which in some jurisdictions may be more stringent than in others, is a major consideration for our businesses. Government regulators generally have considerable discretion to change or increase regulation of our operations, or implement additional laws or regulations that could adversely affect our businesses. Noncompliance with applicable regulations and requirements could subject our businesses to investigations, sanctions, mandatory product recalls, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties or injunctions. Any of these actions, or if we do not prevail in any possible civil or criminal litigation, could materially adversely affect our financial condition, business and results of operations. In addition, responding to any action will likely result in a diversion of our manager’s and our management teams’ attention and resources from our operations.

Some of our businesses are and may be operated pursuant to government permits, licenses, leases, concessions or contracts that are generally complex and may result in a dispute over interpretation or enforceability. Our failure to comply with regulations or concessions could subject us to monetary penalties or result in a revocation of our rights to operate the affected business.
      Our businesses are and may be, to varying degrees, subject to regulation by governmental agencies. In addition, their operations rely and may, in the future, rely on government permits, licenses, concessions, leases or contracts that are generally complex, require significant expenditures and attention of management to comply with, and may result in a dispute, including arbitration or litigation, over interpretation or enforceability. If our businesses fail to comply with these regulations or contractual obligations, our businesses could be subject to monetary penalties or lose their rights to operate the affected businesses, or both. Further, our businesses’ ability to grow their businesses may often require consent of government regulators. These consents may be costly to obtain and we may not be able to obtain them in a timely fashion, if at all. Failure of our businesses to obtain any required consents could limit our ability to achieve our growth strategy.

Our businesses are subject to certain risks associated with their foreign operations or business they conduct in foreign jurisdictions.
      Some of our businesses have and may have operations or conduct business in Europe and Asia. Certain risks are inherent in operating or conducting business in foreign jurisdictions, including:

•	exposure to local economic conditions;

•	difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

•	longer payment cycles for foreign customers;

•	adverse currency exchange controls;

•	exposure to risks associated with changes in foreign exchange rates;

•	potential adverse changes in the political environment of the foreign jurisdictions or diplomatic relations of foreign countries with the United States;

•	withholding taxes and restrictions on the withdrawal of foreign investments and earnings;

•	export and import restrictions;

•	labor relations in the foreign jurisdictions;

•	difficulties in enforcing intellectual property rights; and

•	required compliance with a variety of foreign laws and regulations.

Employees of our businesses may join unions, which may increase our businesses’ costs.
      None of our businesses have employees currently subject to collective bargaining agreements. However, employees may form or join a union. The unionization of our businesses’ workforce could result in increased labor costs. Any work stoppages or other labor disturbances by our businesses’ employees could increase labor costs and disrupt production and the occurrence of either of these events could have a material adverse effect on the its business, financial condition, results of operations and cash available for distributions.

Our initial businesses have recorded a significant amount of goodwill and other identifiable intangible assets, which may never be fully realized.
      Our initial businesses collectively have, as of September 30, 2005, $309.2 million of goodwill and other intangible assets on a pro forma basis. On a consolidated basis, this is 67.5% of our total assets on a pro forma basis. In accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, we are required to evaluate goodwill and other intangibles for impairment at least annually. Impairment may result from, among other things, deterioration in the performance of these businesses, adverse market conditions, adverse changes in applicable laws or regulations, including changes that restrict the activities of or affect the products and services sold by these businesses, and a variety of other factors. Depending on future circumstances, it is possible that we may never realize the full value of these intangible assets. The amount of any quantified impairment must be expensed immediately as a charge to results of operations. Any future determination of impairment of a material portion of goodwill or other identifiable intangible assets could have a material adverse effect on these businesses’ financial condition and operating results, could result in a default under our debt covenants and could adversely affect our distributions to our shareholders.

The operational objectives and business plans of our businesses may conflict with our operational and business objectives or with the plans and objective of another business we own and operate.
      Our businesses operate in different industries and face different risks and opportunities depending no market and economic conditions in their respective industries and regions. A business’ operational objectives and business plans may not be similar to the objectives and plans of another business as well as our objectives and plans. This could create competing demands for resources, such as management attention and funding needed for operations or acquisitions, in the future.

The internal controls of our initial businesses have not yet been integrated and we have only recently begun to examine the internal controls that are in place for each business. As a result, we may fail to comply with Section 404 of the Sarbanes-Oxley Act or our auditors may report a material weakness in the effectiveness of our internal controls over financial reporting.
      We are required under applicable law and regulations to integrate the various systems of internal controls over financial reporting of our initial businesses. Beginning with our Annual Report for the year ending December 31, 2006, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”), we will be required to include management’s assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year. Additionally, our independent registered public accounting firm will be required to issue a report on management’s assessment of our internal control over financial reporting and a report on their evaluation of the operating effectiveness of our internal control over financial reporting.
      We are evaluating our initial businesses’ existing internal controls in light of the requirements of Section 404. During the course of our ongoing evaluation and integration of the internal controls of our initial businesses, we may identify areas requiring improvement, and may have to design enhanced processes and controls to address issues identified through this review. Since our initial businesses were not subject to the requirements of Section 404 before this offering, the evaluation of existing controls and the implementation of any additional procedures, processes or controls may be costly. Our initial compliance with Section 404 could result in significant delays and costs and require us to divert substantial resources, including management time, from other activities and hire additional accounting staff to address Section 404 requirements. In addition, under Section 404, we are required to report all significant deficiencies to our audit committee and independent auditors and all material weaknesses to our audit committee and auditors and in our periodic reports. We may not be able to successfully complete the procedures, certification and attestation requirements of Section 404 and we or our auditors may have to report material weaknesses in connection with the presentation of our December 31, 2006 financial statements.

      If we fail to comply with the requirements of Section 404 or if our auditors report such a significant deficiency or material weakness, the accuracy and timeliness of the filing of our annual report may be materially adversely affected and could cause investors to lose confidence in our reported financial information, which could have an adverse effect on the trading price of the shares.
Risks Related to CBS Personnel

CBS Personnel’s business depends its ability to attract and retain qualified employees.
      The success of CBS Personnel’s business depends on its ability to attract and retain qualified personnel who possess the skills and experience necessary to meet the requirements of its customers or to successfully bid for new customer projects. CBS Personnel must continually evaluate and upgrade its base of available qualified personnel through recruiting and training programs to keep pace with changing customer needs and emerging technologies. CBS Personnel’s ability to attract and retain qualified personnel could be impaired by rapid improvement in economic conditions resulting in lower unemployment and increases in compensation. During periods of economic growth, CBS Personnel faces increasing competition for retaining and recruiting qualified personnel, which in turn leads to greater advertising and recruiting costs and increased salary expenses. If CBS Personnel cannot attract and retain qualified employees, the quality of its services may deteriorate and its financial condition, business and results of operations may be adversely affected.

Any significant economic downturn could result in clients of CBS Personnel using fewer temporary employees, which would materially adversely affect the business of CBS Personnel.
      Because demand for temporary staffing services is sensitive to changes in the level of economic activity, CBS Personnel’s business may suffer during economic downturns. As economic activity begins to slow, companies tend to reduce their use of temporary employees before undertaking any other restructuring efforts, which may include reduced hiring and changed pay and working hours of their regular employees, resulting in decreased demand for temporary personnel. Significant declines in demand, and thus in revenues, can result in lower profit levels.

Customer relocation of positions filled by CBS Personnel may materially adversely affect CBS Personnel’s financial condition, business and results of operations.
      Many companies have built offshore operations, moved their operations to offshore sites that have lower employment costs or outsourced certain functions. If CBS Personnel’s customers relocate positions filled by CBS Personnel this would have an adverse effect on the financial condition, business and results of operations of CBS Personnel.

CBS Personnel assumes the obligation to make wage, tax and regulatory payments for its employees, and as a result, it is exposed to client credit risks.
      CBS Personnel generally assumes responsibility for and manages the risks associated with its employees’ payroll obligations, including liability for payment of salaries and wages (including payroll taxes), as well as group health and retirement benefits. These obligations are fixed, whether or not its clients make payments required by services agreements, which exposes CBS Personnel to credit risks, primarily relating to uncollateralized accounts receivables. If CBS Personnel fails to successfully manage its credit risk, its financial condition, business and results of operations may be materially adversely affected.

CBS Personnel is exposed to employment-related claims and costs and periodic litigation that could materially adversely affect its financial condition, business and results of operations.
      The temporary services business entails employing individuals and placing such individuals in clients’ workplaces. CBS Personnel’s ability to control the workplace environment of its clients is limited. As the employer of record of its temporary employees, it incurs a risk of liability to its temporary employees and clients for various workplace events, including:

•	claims of misconduct or negligence on the part of its employees, discrimination or harassment claims against its employees, or claims by its employees of discrimination or harassment by its clients;

•	immigration-related claims;

•	claims relating to violations of wage, hour and other workplace regulations;

•	claims relating to employee benefits, entitlements to employee benefits, or errors in the calculation or administration of such benefits; and

•	possible claims relating to misuse of customer confidential information, misappropriation of assets or other similar claims.
      CBS Personnel may incur fines and other losses and negative publicity with respect to any of the situations listed above. Some the claims may result in litigation, which is expensive and distracts management’s attention from the operations of CBS Personnel’s business.
      CBS Personnel maintains insurance with respect to many of these claims. CBS Personnel, however, may not be able to continue to obtain insurance at a cost that does not have a material adverse effect upon it. As a result, such claims (whether by reason of it not having insurance or by reason of such claims being outside the scope of its insurance) may have a material adverse effect on CBS Personnel’s financial condition, business and results of operations.

CBS Personnel’s workers’ compensation loss reserves may be inadequate to cover its ultimate liability for workers’ compensation costs.
      CBS Personnel self-insures its workers’ compensation exposure for certain employees. The calculation of the workers’ compensation reserves involves the use of certain actuarial assumptions and estimates. Accordingly, reserves do not represent an exact calculation of liability. Reserves can be affected by both internal and external events, such as adverse developments on existing claims or changes in medical costs, claims handling procedures, administrative costs, inflation, and legal trends and legislative changes. As a result, reserves may not be adequate.
      If reserves are insufficient to cover the actual losses, CBS Personnel would have to increase its reserves and incur charges to its earnings that could be material.
Risks Related to Crosman

Crosman is dependent on key retailers, the loss of which would materially adversely affect its financial conditions, businesses and results of operations.
      Crosman’s 10 largest retailers accounted for approximately 71.3% of its gross sales, excluding GFP, for the fiscal year ended June 30, 2005 and its largest retailer, Wal-Mart, accounted for approximately 35.7% of its gross sales, excluding GFP, in such period. Crosman may be unable to retain listings of its products at certain existing retailers, or may only be able to retain or increase product listings at lower prices, reducing profitability at these key retailers. Specifically, the decision to list products with specific retailers is not made solely by Crosman and may be based upon factors beyond its control. Accordingly, its listings with its current retailers may not extend into the future, or if extended, the product prices or other terms may not be acceptable to it. Moreover, the retail customers who purchase its products may not continue to do so. Any negative change involving any of its largest retailers, including but not limited to a retailer’s financial condition, desire to carry the their products or desire to carry the overall airgun, paintball or larger encompassing category (e.g. sporting goods) would likely have a material adverse effect on Crosman’s financial condition, business and results of operations.

Current and new environmental laws and regulations may materially adversely affect Crosman’s operations.
      Crosman’s facilities and operations are subject to federal, state and local environmental laws and regulations relating to the protection of the environment, pollutant discharges into the air and water, managing and disposing of hazardous substances, and cleaning up contaminated sites. Some of Crosman’s operations require permits and environmental controls to prevent or reduce air and water pollution. These permits are subject to modification, renewal, and revocation by the issuing authorities. Compliance with federal, state and local environmental laws and permit requirements requires and will continue to require significant expenditures to remain in compliance with such laws and regulations currently in place and in the future. Because Crosman uses hazardous materials and generates hazardous wastes in its operations, it may be subject to potential financial liability for costs associated with the investigation and remediation of its own sites, or sites at which it has arranged for the disposal of hazardous wastes, if such sites become contaminated. Even if it fully complies with applicable environmental laws and is not directly at fault for the contamination, Crosman may still be liable. Any material violations of these laws can lead to material liability, revocations of discharge permits, fines or penalties.
      Crosman has signed consent orders with the DEC to investigate and remediate soil and groundwater contamination at its facility in East Bloomfield, New York. Pursuant to a contractual indemnity and related agreements, the costs of investigation and remediation have been paid by a third-party successor to the prior owner and operator of the facility, which also has signed the consent orders with the DEC. In 2002, the DEC indicated that additional remediation of groundwater may be required. Crosman and the third party have engaged in discussions with the DEC regarding the need for additional remediation. To date, the DEC has not required any additional remediation. The third party may not have the financial ability to pay or may discontinue defraying future site remediation costs, which could have a material adverse effect on Crosman if the DEC requires additional groundwater remediation.

Crosman’s products are subject to governmental regulations in the United States and foreign jurisdictions.
      In the United States, recreational airgun and paintball products are within the jurisdiction of the Consumer Products and Safety Commission (“CPSC”). Under federal statutory law and CPSC regulations, a manufacturer of consumer goods is obligated to notify the CPSC if, among other things, the manufacturer becomes aware that one of its products has a defect that could create a substantial risk of injury. If the manufacturer has not already undertaken to do so, the CPSC may require a manufacturer to recall a product, which may involve product repair, replacement or refund. Crosman’s products may also be subject to recall pursuant to regulations in other jurisdictions where its products are sold. Any recall of its products may expose them to product liability claims and have a material adverse effect on its reputation, brand, and image and on its financial condition, business and results of operations. On a state level, Crosman is subject to state laws relating to the retail sale and use of certain of its products.
      The American Society of Testing Materials (“ASTM”), a non-governmental self-regulating association, has been active in developing and periodically reviewing, voluntary standards regarding airguns, airgun ammunition, paintball fields, paintball face protection, paintball markers and recreational airguns. Any failure to comply with any current or pending ASTM standards may have a material adverse effect on its financial condition, business and results of operations.
      Adverse publicity relating to shooting sports or paintball, or publicity associated with actions by the CPSC or others expressing concern about the safety or function of its products or its competitor’s products (whether or not such publicity is associated with a claim against it or results in any action by it or the CPSC), could have a material adverse effect on their reputation, brand image, or markets, any of which could have a material adverse effect on Crosman, its financial condition, results of operations.
      Certain jurisdictions outside of the U.S. have legislation that prohibit retailers from selling, or places restrictions on the sale of, certain product categories that are or may be sufficiently broad enough to include recreational airguns or paintball markers. Although Crosman is not aware of any state or federal initiatives to enact comparable legislation, aside from those state laws relating to retail sale and use of certain of its products, such legislation may be enacted in the future.
      Many jurisdictions outside of the United States, including Canada, have legislation limiting the power, distribution and/or use of Crosman’s products. Crosman works with its distributors in each jurisdiction to ensure that it is in compliance with the applicable rules and regulations. Any change in the laws and regulations in any of the jurisdictions where its products are sold that restricts the distribution, sale or use of its products could have a material adverse effect on them, their financial condition and results of operations.

The airgun and paintball industries are seasonal which could materially adversely affect Crosman’s financial condition, business and results of operations.
      The airgun and paintball industries are subject to seasonal variations in operations. Specifically, approximately 25% of its products are sold during October and November as part of the holiday retail season. The success of sales in the holiday retail season is dependent upon a number of factors including, but not limited to, the ability to continue to obtain promotional listings and the overall retail and consumer spending macro-economic environment.
      The months following the holiday season are the winter months in North America, which typically result in lower sales of certain outdoor products. As a result, many outdoor consumer products companies, other than those focused on outdoor winter products, historically experience a significant decline in operating income from January to March. The second quarter operating results are typically above Crosman’s annual average and the third fiscal quarter operating results are typically lower than its annual average. The seasonal nature of sales requires disproportionately higher working capital investments from September through January. In addition, borrowing capacity under its revolving credit facility is impacted by the seasonal change in receivables and inventory. Consequently, interim results are not necessarily indicative of the full fiscal year and quarterly results may vary substantially, both within a fiscal year and between comparable fiscal years. The effects of seasonality could have a material adverse impact on its financial condition, business and results of operations.

Crosman’s products are subject to product safety and liability lawsuits, which could materially adversely affect its financial condition, business and results of operations.
      As a manufacturer of recreational airguns, Crosman, other than GFP, is involved in various litigation matters that occur in the ordinary course of business. Since the beginning of 1994, Crosman has been named as a defendant in 56 lawsuits and has been the subject of 89 other claims made by persons alleging to have been injured by its products. To date, 92 of these cases have been terminated without payment and 25 of these cases have been settled at an aggregate settlement cost of approximately $1,125,000. As of the date of this prospectus, Crosman is involved in 23 product liability cases brought against Crosman by persons alleging to have been injured by its products.
      In addition, GFP has been the subject of three claims made by persons alleging to be injured by its products. Two of these claims have been resolved without payment and, as of the date of this prospectus, the third has not been resolved and remains active.
      Crosman’s management believes that, in most cases, these injuries have been sustained as a result of the misuse of the product, or the failure to follow the safety instructions that accompanied the product or the failure to follow well-recognized common sense rules for recreational airgun safety. In the last two years, expenses incurred in connection with the defense of product liability claims have averaged less than $500,000.
      If any unresolved lawsuits or claims are determined adversely they could have a material adverse effect on Crosman, its financial condition, business and results of operations. As more of Crosman’s products are sold to and used by consumers, the likelihood of product liability claims being made against it increases.

      Although Crosman provides information regarding safety procedures and warnings with all of its product packaging materials, not all users of its products will observe all proper safety practices. Failure to observe proper safety practices may result in injuries that give rise to product liability and personal injury claims and lawsuits, as well as claims for breach of contract, loss of profits and consequential damages against both companies.
      In addition, the running of statutes of limitations in the United States for personal injuries to minor children typically is suspended during the children’s legal minority. Therefore, it is possible that accidents resulting in injuries to minors may not give rise to lawsuits until a number of years later.
      While Crosman maintains product liability insurance to insure against potential claims, there is a risk such insurance may not be sufficient to cover all liabilities incurred in connection with such claims and the financial consequences of these claims and lawsuits will have a material adverse effect on its business, financial condition, liquidity and results of operations.

Crosman relies on a limited number of suppliers and as a result, if suppliers are unable to provide materials on a timely basis, Crosman’s financial condition, business and results of operations may be materially adversely affected.
      Crosman is aware of only five manufacturers of the gelatin-encapsulated paintballs necessary for paintball play. Crosman believes that the cost of equipment and the knowledge required for the encapsulation process have historically been significant barriers to the entry of additional paintball suppliers. Accordingly, additional paintball suppliers may not exist in the future. Because Crosman does not manufacture its own paintballs, it has entered into a joint venture with a major paintball producer. Despite the existence of contractual arrangements, it is possible that the current supplier will not be able to supply sufficient quantities of its products in order to meet Crosman’s current needs or to support any growth in Crosman’s sales in the future.
      Crosman does not currently have long-term contracts with any of its suppliers, nor does it currently have multiple suppliers for all parts, components, tooling, supplies and services critical to its manufacturing process. Its success will depend, in part, on its and Crosman’s ability to maintain relationships with its current suppliers and on the ability of these and other suppliers to satisfy its product requirements. Failure of a key supplier to meet its product needs on a timely basis or loss of a key supplier could have a material adverse effect on its financial condition, business and results of operations.

Crosman cannot control certain of its operating expenses and as a result, if it is unable to pass on its cost increases, its financial condition, business and results of operations may be materially adversely affected.
      Certain costs including, but not limited to, steel, plastics, labor and insurance may escalate. Although Crosman has the ability to pass on some price increases to customers, significant increases in these costs could significantly decrease the affordability of its products. The cost of maintaining property, casualty, products liability and workers’ compensation insurance, for example, is significant. As a producer of recreational airguns and paintball products, Crosman is exposed to claims for personal injury or death as a result of accidents and misuse or abuse of its products. Generally, its insurance policies must be renewed annually. Its ability to continue to obtain insurance at affordable premiums also depends upon its ability to continue to operate with an acceptable safety record. Crosman could experience higher insurance premiums as a result of adverse claims experience or because of general increases in premiums by insurance carriers for reasons unrelated to its own claims experience. A significant increase in the number of claims against it, the assertion of one or more claims in excess of policy limits or the inability to obtain adequate insurance coverage at acceptable rates, or at all, could have a material adverse effect on its financial condition, business and results of operations.

The members agreement governing GFP has certain covenants that may have important consequences to Crosman.
      Under the terms of the members agreement governing GFP, Crosman is subject to certain non-competition and non-solicitation covenants restricting its participation in the paintball industry for a period of three years from the date it terminates its interests in GFP. These covenants restrict its ability, among other things, to:

•	engage in, have any equity or profit interest in, make any loan to or for the benefit of, or render services to any business that engages in providing goods or services provided by GFP in the relevant territory;

•	employ any person who was employed by GFP and has not ceased to be employed for a period of at least one year;

•	solicit any current or previous customer of GFP; and

•	directly or indirectly engage in the manufacture of paintballs.
      Crosman is restricted in their ability to engage in certain activities within a defined geographic scope for a period of three years following termination of its interest in GFP, and such restrictions could have a material adverse effect on its financial condition, business and results of operations.
Risks Related to Advanced Circuits

Defects in the products that Advanced Circuits produces for their customers could result in financial or other damages to those customers, which could result in reduced demand for Advanced Circuits’ services and liability claims against Advanced Circuits.
      Some of the products Advanced Circuits produces could potentially result in product liability suits against Advanced Circuits. While Advanced Circuits does not engage in design services for its customers, it does manufacture products to their customers’ specifications that are highly complex and may at times contain design or manufacturing defects, errors or failures, despite its quality control and quality assurance efforts. Defects in the products it manufactures, whether caused by a design, manufacturing or materials failure or error, may result in delayed shipments, customer dissatisfaction, or a reduction in or cancellation of purchase orders or liability claims against Advanced Circuits. If these defects occur either in large quantities or frequently, its business reputation may be impaired. Defects in its products could result in financial or other damages to its customers.
      If a person were to bring a product liability suit against Advanced Circuits’ customers, such person may attempt to seek contribution from Advanced Circuits. Product liability claims made against any of these businesses, even if unsuccessful, would be time consuming and costly to defend. A customer may also bring a product liability claim directly against Advanced Circuits. A successful product liability claim or series of claims against Advanced Circuits in excess of its insurance coverage, and for which it is not otherwise indemnified, could have a material adverse effect on its financial condition, business or results of operations. Although Advanced Circuits maintains a warranty reserve, this reserve may not be sufficient to cover its warranty or other expenses that could arise as a result of defects in its products.

Unless Advanced Circuits is able to respond to technological change at least as quickly as its competitors, its services could be rendered obsolete, which could materially adversely affect its financial condition, business and results of operations.
      The market for Advanced Circuits’ services is characterized by rapidly changing technology and continuing process development. The future success of its business will depend in large part upon its ability to maintain and enhance its technological capabilities, retain qualified engineering and technical personnel, develop and market services that meet evolving customer needs and successfully anticipate and respond to technological changes on a cost-effective and timely basis. Advanced Circuits’ core manufacturing capabilities are for 2 to 12 layer printed circuit boards. Trends towards miniaturization and increased performance of electronic products are dictating the use of printed circuit boards with increased layer counts. If this trend continues Advanced Circuits may not be able to effectively respond to the technological requirements of the changing market. If it determines that new technologies and equipment are required to remain competitive, the development, acquisition and implementation of these technologies may require significant capital investments. It may be unable to obtain capital for these purposes in the future, and investments in new technologies may not result in commercially viable technological processes. Any failure to anticipate and adapt to its customers’ changing technological needs and requirements or retain qualified engineering and technical personnel could materially adversely affect its financial condition, business and results of operations.

Advanced Circuits’ customers operate in industries that experience rapid technological change resulting in short product life cycles and as a result, if the product life cycles of its customers slow materially, and research and development expenditures are reduced, its financial condition, business and results of operations will be materially adversely affected.
      Advanced Circuits’ customers compete in markets that are characterized by rapidly changing technology, evolving industry standards and continuous improvement in products and services. These conditions frequently result in short product life cycles. As professionals operating in research and development departments represent the majority of Advanced Circuits’ net sales, the rapid development of electronic products is a key driver of Advanced Circuits’ sales and operating performance. Any decline in the development and introduction of new electronic products could slow the demand for Advanced Circuits’ services and could have a material adverse effect on its financial condition, business and results of operations.

The continued trend of technology companies moving their operations offshore may materially adversely affect Advanced Circuits’ financial conditions, business and results of operations.
      There is increasing pressure on technology companies to lower their cost of production. Many have responded to this pressure by relocating their operations to countries that have lower production costs. Despite Advanced Circuits’ focus on quick-turn and prototype manufacturing, its operations, as well as the electronics manufacturing industry as a whole, may be materially adversely affected by U.S. companies moving their operations offshore.

Electronics manufacturing services corporations are increasingly acting as intermediaries, positioning themselves between PCB manufacturers and OEMS, which could reduce operating margins.
      Advanced Circuits’ OEM customers are increasingly outsourcing the assembly of equipment to third party manufacturers. These third party manufacturers typically assemble products for multiple customers and often purchase circuit boards from Advanced Circuits in larger quantities than OEM manufacturers. The ability of Advanced Circuits to sell products to these customers at margins comparable to historical averages is uncertain. Any material erosion in margins could have a material adverse effect on Advanced Circuits’ financial condition, business and results of operations.
Risks Related to Silvue

Silvue derives a significant portion of their revenue from the eyewear industry. Any economic downturn in this market or increased regulations by the Food and Drug Administration, would adversely affect its operating results and financial condition.
      Silvue’s customers are concentrated in the eyewear industry, so the economic factors impacting this industry also impact its operations and revenues. In 2004, Silvue’s management approximates that 70% of its net sales were from the premium eyewear industry. Silvue’s management estimates that it had approximately 40% share of this market as of 2004. Any economic downturn in this market or increased regulations by the Food and Drug Administration, would adversely affect its operating results and financial condition.

      Further, Silvue’s coating technology is utilized primarily on mid and high value lenses. A decline in the ophthalmic and sunglass lens industry in general, or a switch from mid and high value lenses to low value lenses within the industry, may have a material adverse effect on its financial condition, business and results of operations.

Silvue’s technology is compatible with certain substrates and processes and competes with a number of products currently sold on the market. A change in the substrate, process or competitive landscape could have a material adverse affect on its financial condition, business and results of operations.
      Silvue provides material for the coating of polycarbonate, acrylic, glass, metals and other surfaces. Its business is dependent upon the continued use of these substrates and the need for its products to be applied to these substrates. In addition, Silvue’s products are compatible with certain application techniques. New application techniques designed to improve performance and decrease costs are being developed that may be incompatible with Silvue’s coating technologies. Further, Silvue competes with a number of large and small companies in the research, development, and production of coating systems. A competitor may develop a coating system that is technologically superior and render Silvue’s products less competitive. Any of these conditions may have a material adverse effect on its financial condition, business and results of operations.

Silvue has international operations and is exposed to general economic, political and regulatory conditions and risks in the countries in which they have operations.
      Silvue has facilities located in United Kingdom and Japan. Conditions such as the uncertainties associated with war, terrorist activities, social, political and general economic environments in any of the countries in which Silvue or its customers operate could cause delays or losses in the supply or delivery of raw materials and products as well as increased security costs, insurance premiums and other expenses. Moreover, changes in laws or regulations, such as unexpected changes in regulatory requirements (including trade barriers, tariffs, import or export licensing requirements), or changes in the reporting requirements of United States, European and Asian governmental agencies, could increase the cost of doing business in these regions. Furthermore, in foreign jurisdictions where laws differ from those in the United States, it may experience difficulty in enforcing agreements. Any of these conditions may have a material adverse effect on its financial condition, business and results of operations.

Changes in foreign currency exchange rates could materially adversely affect Silvue’s financial condition, business and results of operations.
      Approximately half of Silvue’s net sales are in foreign currencies. Changes in the relative strength of these currencies can materially adversely affect Silvue’s financial condition, business and results of operations.

Silvue relies upon valuable intellectual property rights that could be subject to infringement or attack. Infringement of these intellectual property rights by others could have a material adverse affect on its financial condition, business and results of operations.
      As a leading developer of proprietary high performance coating systems, Silvue relies upon the protection of its intellectual property rights. In particular, Silvue derives a majority of its revenues from products incorporating patented technology. Infringement of these intellectual property rights by others, whether in the United States or abroad (where protection of intellectual property rights can vary widely from jurisdiction to jurisdiction), could have a material adverse effect on Silvue’s financial condition, business and results of operations. In addition, in the highly competitive hard coatings market, there can be no guarantee that Silvue’s competitors would not seek to invalidate or modify Silvue’s proprietary rights, including its 11 patents. While any such effort would be met with vigorous defense, the defense of any such matters could be costly and distracting and no assurance can be given that Silvue would prevail.

Risks Related to this Offering

There is no public market for our shares. You cannot be certain that an active trading market or a specific share price will be established, and you may not be able to resell your shares at or above the initial offering price.
      An application has been filed to quote our shares on the Nasdaq National Market. However, there currently is no public trading market for our shares, and an active trading market may not develop upon completion of this offering or continue to exist if it does develop. The market price of our shares may also decline below the initial public offering price. The initial public offering price per share will be determined by agreement among us and the representatives of the underwriters, and may not be indicative of the market price of our shares after our public offering.

Future sales of shares may affect the market price of our shares.
      We cannot predict what effect, if any, future sales of our shares, or the availability of shares for future sale, will have on the market price of our shares. Sales of substantial amounts of our shares in the public market following our initial public offering, or the perception that such sales could occur, could adversely affect the market price of our shares and may make it more difficult for you to sell your shares at a time and price which you deem appropriate. A decline below the initial public offering price, in the future, is possible. See the section entitled “Securities Eligible for Future Sale” for further information regarding circumstances under which additional shares may be sold.
      We, our manager, CGI, Pharos and participants in the directed share program have agreed that, with limited exceptions, we and they will not directly or indirectly, without the prior written consent of Ferris, Baker Watts, Incorporated, on behalf of the underwriters, offer to sell, sell or otherwise dispose of any of our shares for a period of 180 days after the date of this prospectus.

We may issue debt and equity securities which are senior to our shares as to distributions and in liquidation, which could materially adversely affect the market price of our shares.
      In the future, we may attempt to increase our capital resources by entering into debt or debt-like financing that is secured by all or up to all of our assets, or issuing debt or equity securities, which could include issuances of commercial paper, medium-term notes, senior notes, subordinated notes or shares. In the event of our liquidation, our lenders and holders of our debt securities would receive a distribution of our available assets before distributions to the holders of our shares. Our preferred securities, if issued, may have a preference with respect to distributions and upon liquidation, which could further limit our ability to make distributions to our shareholders. Because our decision to incur debt and issue securities in our future offerings will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings and debt financing. Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future. Thus, you will bear the risk of our future offerings reducing the value of your shares and diluting your interest in us. In addition, we can change our leverage strategy from time to time without shareholder approval, which could materially adversely affect the market share price of our shares.

Our earnings and cash distributions may affect the market price of our shares.
      Generally, the market value of our shares may be based, in part, on the market’s perception of our growth potential and our current and potential future cash distributions, whether from operations, sales, acquisitions or refinancings, and on the value of our businesses. For that reason, our shares may trade at prices that are higher or lower than our net asset value per share. Should we retain operating cash flow for investment purposes or working capital reserves instead of distributing the cash flows to our shareholders, the retained funds, while increasing the value of our underlying assets, may materially adversely affect the market price of our shares. Our failure to meet market expectations with respect to earnings and cash distributions could adversely affect the market price of our shares.

      If the market price of our shares declines, you may be unable to resell your shares at or above the initial public offering price. We cannot assure you that the market price of our shares will not fluctuate or decline significantly, including a decline below the initial public offering price, in the future.

The market price, trading volume and marketability of our shares may, from time to time, be significantly affected by numerous factors beyond our control, which may materially adversely affect the market price of your shares and our ability to raise capital through future equity financings.
      The market price and trading volume of our shares may fluctuate significantly. Many factors that are beyond our control may significantly affect the market price and marketability of our shares and may adversely affect our ability to raise capital through equity financings. These factors include the following:

•	price and volume fluctuations in the stock markets generally which create highly variable and unpredictable pricing of equity securities;

•	significant volatility in the market price and trading volume of securities of companies in the sectors in which our businesses operate, which may not be related to the operating performance of these companies and which may not reflect the performance of our businesses;

•	changes and variations in our earnings and cash flows;

•	any shortfall in revenue or net income or any increase in losses from levels expected by securities analysts;

•	changes in regulation or tax law;

•	operating performance of companies comparable to us;

•	general economic trends and other external factors including inflation, interest rates, and costs and availability of raw materials, fuel and transportation; and

•	loss of a major funding source.
      All of our shares sold in this offering will be freely transferable by persons other than our affiliates and those persons subject to lock-up agreements, without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act.

FORWARD-LOOKING STATEMENTS
      This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. We may, in some cases, use words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “potentially,” or “may” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Forward-looking statements in this prospectus are subject to a number of risks and uncertainties, some of which are beyond our control, including, among other things:

•	our ability to successfully operate our initial businesses on a combined basis, and to effectively integrate and improve any future acquisitions;

•	our ability to remove our manager for underperformance and our manager’s right to resign;

•	our trust and holding company structure, which may limit our ability to meet our dividend and distribution policy;

•	our ability to service and comply with the terms of our indebtedness;

•	the acquisition price of each initial business and the loan amounts to each initial business;

•	decisions made by persons who control our initial businesses, including decisions regarding dividend policies;

•	our ability to make and finance future acquisitions, including, but not limited to, the acquisitions described in this prospectus;

•	our ability to implement our acquisition and management strategies;

•	the regulatory environment in which our initial businesses operate;

•	trends in the industries in which our initial businesses operate;

•	changes in general economic or business conditions or economic or demographic trends in the United States and other countries in which we have a presence, including changes in interest rates and inflation;

•	environmental risks pertaining to our initial businesses;

•	our ability to retain or replace qualified employees;

•	costs and effects of legal and administrative proceedings, settlements, investigations and claims; and

•	extraordinary or force majeure events affecting the facilities of our initial businesses.
      Our actual results, performance, prospects or opportunities could differ materially from those expressed in or implied by the forward-looking statements. A description of some of the risks that could cause our actual results to differ appears under the section “Risk Factors” and elsewhere in this prospectus. Additional risks of which we are not currently aware or which we currently deem immaterial could also cause our actual results to differ.
      In light of these risks, uncertainties and assumptions, you should not place undue reliance on any forward-looking statements. The forward-looking events discussed in this prospectus may not occur. These forward-looking statements are made as of the date of this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements after the completion of this offering, whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS
      We estimate that our net proceeds from the sale of                      shares in this offering will be approximately $231.9 million (or approximately $                     if the underwriters’ overallotment option is exercised in full), based on the initial public offering price of $                     per share (which is the midpoint of the estimated initial public offering price range set forth on the cover page on this prospectus) and after deducting underwriting discounts and commissions. In addition, CGI and Pharos have each agreed to purchase in separate private placement transactions to close in conjunction with the closing of this offering a number of shares in the trust having an aggregate purchase price of approximately $96 million and $4 million, respectively, at a per share price equal to the initial public offering price.
      We intend to use the net proceeds from this offering and the separate private placement transactions to:

•	Pay the purchase price and related costs of the acquisition of our initial business of approximately $161.6 million;

•	Make loans to each of our initial businesses to refinance outstanding debt in an aggregate principal amount of $153.5 million;

•	Pay the transaction costs related to this offering of approximately $4.5 million; and

•	Provide funds for general corporate purposes of approximately of $12.3 million.
      The table below summarizes the expected sources and uses of the proceeds from this offering and the separate private placement transactions:

Sources of Funds

($ in millions)
Net proceeds from initial public offering	$231.9
Investment of Pharos	4.0
Investment of CGI	96.0

Total Sources	$331.9

	Uses of Funds

	($ in millions)
Purchase of Equity:
CBS Personnel	$87.7	(1)
Crosman	23.3
Advanced Circuits	27.5
Silvue	23.1
Loans to initial businesses:(2)
CBS Personnel	37.4	(3)
Crosman	50.1
Advanced Circuits	51.3
Silvue	14.7
Transactional costs related to this offering(4)	4.5
General corporate purposes	12.3

Total Uses	$331.9

(1)	Of this amount, approximately $54.9 million will be the purchase price of the equity interests in CBS Personnel and approximately $32.8 million will be in the form of a capitalization loan made to CBS Personnel, as discussed in footnote 3 below. See the section entitled “The Acquisition of and Loans to Our Initial Businesses” for more information about our purchase of equity in each of the initial businesses.

(2)	See the liquidity and capital resources discussion for each initial business in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information about the outstanding debt of each initial business that will be refinanced in connection with this offering.

(3)	The company will actually loan to CBS Personnel approximately $70.2 million, which will be comprised of approximately $64.0 million in term loans, approximately $31.2 million of which will be used to pay down third party debt and approximately $32.8 million of which represents a capitalization loan and, therefore, considered part of the purchase price of equity interests in CBS Personnel, as discussed in footnote 1 above, and an approximately $42.5 million revolving loan commitment, approximately $6.2 million of which will be funded to CBS Personnel in conjunction with the closing of this offering. See the section entitled “The Acquisition of and Loans to Our Initial Businesses” for more information about the loans to each of the initial businesses.

(4)	This amount will be reimbursed by the company to the manager in conjunction with the closing of this offering. See the section entitled “Management Services Agreement—Reimbursement of Offering Expenses” and “Certain Relationships and Related Party Transactions” for more information about the reimbursement of offering expenses.
     See the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for information about the terms of existing loans for each business. See the sections entitled “The Acquisitions of and Loans to Our Initial Businesses” and “Certain Relationships and Related Party Transactions” for information about the acquisition of our initial businesses.

DIVIDEND AND DISTRIBUTION POLICY
      To date, we have not declared or paid any distributions. However, we intend to pursue a policy of paying regular distributions on our outstanding shares. Our policy is based on the liquidity and capital of our initial businesses and on our intention to pay out as distributions to our shareholders the majority of cash resulting from the ordinary operation of our businesses, and not to retain significant cash balances in excess of what is prudent for the company or the businesses that it owns, or as may be prudent for the consummation of attractive acquisition opportunities. We intend to finance our acquisition strategy primarily through a combination of issuing new equity and incurring debt. We expect all or most of the new debt to be incurred at the company level. We expect our distributions to reflect our businesses’ financial condition and results of operations.
      The company’s board of directors will review our financial condition and results of operations on a quarterly basis and determine whether or not a distribution should be declared and paid to our shareholders and the amount of that distribution. However, even in the event that the company’s board of directors were to decide to declare and pay distributions, our ability to pay such distributions will be adversely impacted if our initial businesses do not generate sufficient earnings and cash flow to support the payment of such distributions.
      We may use cash flows from our initial businesses, the capital resources of the company, including borrowings under the company’s credit facility, or a reduction in equity to pay a distribution. Depending on which source is used for distributions and the characterization of those distributions, the tax treatment for shareholders may vary. See the section entitled “Material U.S. Federal Income Tax Considerations” for further information.

THE ACQUISITIONS OF AND LOANS TO OUR INITIAL BUSINESSES
Overview
      We will use part of the proceeds of this offering and the related private placement transactions to acquire controlling interests in our initial businesses in a transaction for cash from the sellers. In addition, we will use the proceeds of this offering, and the related private placement transactions, to make loans to each of our initial businesses. The acquisition of each of the initial businesses will be conditioned upon the closing of this offering. The terms and pricing of the stock purchase agreement and related documents pursuant to which we acquire our initial businesses, which agreement and related documents we refer to collectively as the stock purchase agreement in this section, were negotiated among CGI affiliates in the overall context of this offering.
      The composition of the board of directors of each of the initial businesses will remain the same following our acquisition of such business. In addition, the composition of the management team of each of the initial businesses will remain the same following our acquisition of such business.
      The terms and conditions of the stock purchase agreement and of the loan agreements between the company and each of our initial businesses were reviewed and approved by the independent directors of the company. While this process of review and approval is designed to ensure that the terms of the loans are fair to the initial businesses, they are not necessarily designed to protect you. We believe the terms and conditions of the loans will be substantially similar to those that the initial businesses would be able to obtain from an unaffiliated third party. In addition, we believe the terms of the loans will be fair and reasonable given the leverage and risk profiles of each of our initial businesses. Although we received a fairness opinion from an independent investment banking firm regarding the fairness, from a financial point of view, to the company of such terms and conditions, and notwithstanding that the acquisitions of the initial businesses were approved by our independent directors, neither the stock purchase agreement nor the loan agreements were negotiated on an arm’s-length basis. As a result, such terms and conditions may be less favorable to us than they might have been had they been negotiated on at arm’s-length with unaffiliated persons. See the section entitled “Certain Relationships and Related Party Transactions — CGI” for more information.
CBS Personnel

Acquisition
      In conjunction with the closing of this offering, we will lend approximately $70.2 million to CBS Personnel and acquire approximately 98.1% on a primary basis of the equity of CBS Personnel for approximately $54.9 million. On a fully diluted basis, the company will own approximately 95.6% of CBS Personnel. The proceeds of our debt and equity investments will be used to:

•	retire approximately $37.4 million of existing CBS Personnel debt at an approximately $0.4 million premium for early redemption;

•	purchase, in the aggregate, approximately $62.9 million of equity from Compass CS Partners, L.P. and Compass CS II Partners, L.P., subsidiaries of CGI which we together refer to as Compass CS Partners;

•	purchase approximately $22.9 million of equity from unaffiliated minority shareholders; and

•	provide funds to allow CBS Personnel to make bonus or dividend payments aggregating approximately $1.5 million to members of CBS Personnel’s management team, none of whom are selling capital stock of CBS Personnel as part of the contemplated transactions, in respect of their CBS Personnel common stock or options.
      We will acquire from Compass CS Partners 2,830,909 shares of CBS Personnel’s Class A common stock and 2,297,509 of shares of CBS Personnel’s Class B common stock. In addition, we will acquire 2,197,325 shares of Class B common stock from Robert Lee Brown, the founder of a predecessor to CBS

Personnel and a member of CBS Personnel’s board since October 13, 2000 and who we refer to as Mr. Brown, and 65,000 shares of CBS Personnel’s Class C common stock from certain directors and former directors of CBS Personnel. Our ownership interest may be diluted by future options, if any, granted at the discretion of the CBS Personnel board of directors.
      As of November 25, 2005, the issued and outstanding capital of CBS Personnel consisted of:

•	2,830,909 shares of Class A common stock, all of which were held by Compass CS Partners;

•	3,548,384 shares of Class B common stock, 2,274,052 of which were held by Compass CS Partners and 1,274,332 of which were held by Mr. Brown;

•	181,699 shares of Class C common stock, all of which were held by members of CBS Personnel’s management team and certain other investors in CBS Personnel;

•	warrants to acquire 23,457.15 shares of Class B common stock, all of which were held by Compass CS Partners and are expected to be exercised prior to the closing of this offering;

•	warrants to acquire 922,993.45 shares of Class B common stock, all of which were held by Mr. Brown and are expected to be exercised prior to the closing of this offering; and

•	options to purchase 573,051 shares of Series C commons stock, all of which were held by members of CBS Personnel’s management team and certain other investors.
      The rights of the holders of such Class A, Class B and Class C shares are substantially identical except that each holder of Class A common stock is entitled to 10 votes per share, whereas each holder of Class B common stock and Class C common stock is entitled to only one vote per share.
      Each holder of Class C common stock is party to a shareholder agreement among such holder, CBS Personnel and Compass CS Partners. Upon our acquisition of a controlling interest in CBS Personnel, we will become party to each such shareholder agreement and will have the benefit of drag-along rights that would enable us to cause the complete disposition of CBS Personnel.
      Pursuant to the stock purchase agreement, CGI and Compass CS Partners make certain representations, warranties and covenants for our benefit and provide us with certain rights to receive indemnification. See the section below entitled “— Additional Acquisition Terms” for a more detailed discussion of such terms and provisions of the stock purchase agreement.

Term Loans
      In connection with the acquisition and concurrently with the closing of this offering, the company will make term loans to CBS Personnel under a senior secured term loan in the amount of approximately $30.0 million and a senior subordinated secured term loan in the amount of approximately $34.0 million, both pursuant to a credit agreement entered into by and between the company and CBS Personnel. The proceeds of the term loans will be used to refinance all of the outstanding debt obligations of CBS Personnel, to pay a dividend and bonus, aggregating approximately $1.5 million, to shareholders and option holders of CBS Personnel, including CBS Personnel’s management team, who are not selling their shares to us pursuant to the stock purchase agreement and a portion of which will be treated as a capitalization loan. Interest on the senior term loan and the senior subordinated term loan will accrue at rates of LIBOR plus 3.5% per annum and LIBOR plus 10.0%, respectively, and interest on both will be payable monthly in arrears the last day of each calendar month. The senior term loan will have a bullet maturity at the end of the 60th month subsequent to the funding of the loan and the senior subordinated term loan will have a bullet maturity at the end of the 72nd month subsequent to the funding of the loan, but are prepayable, without premium or penalty, at the option of CBS Personnel. The credit agreement will contain customary covenants and events of default. The terms of the loans require that a substantial portion of any excess cash flow generated by CBS Personnel will be applied to repay the senior and senior subordinated term loans and then to repay any amount outstanding under the revolving credit facility.

      The aggregate principal amount of term loans will be adjusted to give effect to payments made by or other borrowings of CBS Personnel from September 30, 2005 until the closing of this offering, and may be adjusted to achieve a specific leverage with respect to CBS Personnel.
      See the section below entitled “— Collateralization of Our Loans to Our Initial Businesses” for a description of the collateral securing our loans to our initial businesses.

Revolving Loan
      Concurrently with the closing of this offering, the company will make a secured revolving loan commitment to CBS Personnel in the amount of approximately $42.5 million, of which approximately $6.2 million will be funded and approximately $20.0 million will support the issuance of letters-of-credit, pursuant to a revolving credit facility entered into by and between the company and CBS Personnel. Interest on outstanding loans will accrue at a rate of LIBOR plus 3.5% per annum and will be payable monthly in arrears on the last day of each calendar month. CBS Personnel will be charged a fee equal to 3.5% of the face amount of all letters-of-credit issued and outstanding. CBS Personnel will be charged a commitment fee equal to 0.5% per annum on the unused balance of the revolving loan commitment amount. The revolving credit facility will expire and revolving loans will mature at the end of the 60th month subsequent to the effective date of the commitment, but are prepayable, without premium or penalty, at the option of CBS Personnel. The revolving credit facility will contain customary covenants and events of default. The revolving credit facility will replace an existing revolving credit facility provided by a third party lending group. CBS Personnel will use this revolving credit facility to finance its working capital needs and for general corporate purposes.
      The revolving loan commitment will be adjusted to give effect to payments made by or other borrowings of CBS Personnel from September 30, 2005 until the closing of this offering, and may be adjusted to achieve a specific leverage with respect to CBS Personnel.
      See the section below entitled “— Collateralization of Our Loans to Our Initial Businesses” for a description of the collateral securing our loans to our initial businesses.
Crosman

Acquisition
      In conjunction with the closing of this offering, we will lend approximately $50.1 million to Crosman and acquire approximately 75.4% on a primary and fully diluted basis of the equity of Crosman for approximately $23.3 million. The company is purchasing approximately $22.9 million of equity from Compass Crosman Partners, LP, a subsidiary of CGI which we refer to as Compass Crosman Partners, and approximately $0.4 million from individuals affiliated with the manager.
      We will acquire from Compass Crosman Partners 428,292 shares of Crosman common stock and certain contingent, invested warrants. In addition, we will acquire 6,825 shares of common stock owned by employees of our manager and a former director of Crosman. Our ownership interest in Crosman may be diluted by future options, if any, granted at the discretion of the Crosman board of directors.
      As of November 25, 2005, the issued and outstanding capital stock of Crosman consisted of:

•	577,360 shares of a single class of common stock, 428,292 of which were held by Compass Crosman Partners and the balance of which were held by members of Crosman’s management team and certain other investors in Crosman; and

•	options to purchase 30,000 additional shares of Crosman’s common stock, all of which were held by a member of Crosman’s management team.
      Each holder of Crosman common stock is party to a shareholder agreement among such holders and Crosman. Upon acquisition of a controlling interest in Crosman, we will become a party to the shareholder agreement, and we will have the benefit of drag-along rights that would enable us to cause the complete disposition of Crosman. In addition, we anticipate obtaining an amendment to that agreement to expressly permit us to pledge our controlling interest in Crosman as collateral for any loans to the company.
      Pursuant to the stock purchase agreement, CGI and Compass Crosman Partners make certain representations, warranties and covenants for our benefit and provide us with certain rights to receive indemnification. See the section below entitled “— Additional Acquisition Terms” for a more detailed discussion of such terms and provisions of the stock purchase agreement.

Term Loans
      In connection with the acquisition and concurrently with the closing of this offering, the company will make term loans to Crosman under a senior secured term loan in the amount of approximately $32.7 million and a senior subordinated secured term loan in the amount of approximately $15.1 million, both pursuant to a credit agreement entered into by and between the company and Crosman. The proceeds of the term loans will be used to refinance all of the outstanding debt obligations of Crosman. Interest on the senior term loan and the senior subordinated term loan will accrue at a floating rate of LIBOR plus 3.5% per annum and a fixed rate of 16.5% per annum, respectively, and interest on both will be payable monthly in arrears the last day of each calendar month. The senior term loan will have a bullet maturity at the end of the 60th month subsequent to the funding of the loan and the senior subordinated term loan will have a bullet maturity at the end of the 72nd month subsequent to the funding of the loan, but are prepayable, without premium or penalty, at the option of Crosman. The credit agreement will contain customary covenants and events of default. The terms of the loans require that a substantial portion of any excess cash flow generated by Crosman will be applied to repay the senior and senior subordinated term loans and then to repay any amounts outstanding under the revolving credit facility.
      The aggregate principal amount of term loans will be adjusted to give effect to payments made by or other borrowings of Crosman from October 2, 2005 until the closing of this offering.
      See the section below entitled “— Collateralization of Our Loans to Our Initial Businesses” for a description of the collateral securing our loans to our initial businesses.

Revolving Loan
      Concurrently with the closing of this offering, the company will make a secured revolving loan commitment to Crosman in the amount of approximately $15.0 million, of which approximately $2.3 million will be funded, pursuant to a revolving credit facility entered into by and between the company and Crosman. Interest on outstanding loans will accrue at a rate of LIBOR plus 3.5% per annum, and will be payable monthly in arrears on the last day of each calendar month. Crosman will be charged a commitment fee equal to 0.5% per annum on the unused balance of the revolving loan commitment amount. The revolving credit facility will expire and the revolving loans will mature at the end of the 60th month subsequent to the effective date of the commitment, but are prepayable, without premium or penalty, at the option of Crosman. The revolving credit facility will contain customary covenants and events of default. The revolving credit facility will replace an existing revolving credit facility provided by a third party lending group. Crosman will use this revolving credit facility to finance its working capital needs and for general corporate purposes.
      The revolving loan commitment will be adjusted to give effect to payments made by or other borrowings of Crosman from October 2, 2005 until the closing of this offering.
      See the section below entitled “— Collateralization of Our Loans to Our Initial Businesses” for a description of the collateral securing our loans to our initial businesses.

Advanced Circuits

Acquisition
      In conjunction with the closing of this offering, we will lend approximately $51.3 million to Advanced Circuits and acquire approximately 85.7% on a primary basis of the equity of Advanced Circuits for approximately $27.5 million. If, as expected, options to purchase an additional 87,253 shares of Series A common stock are issued, and all 196,366 then issued and outstanding options are exercised, prior to closing of this offering, we will acquire approximately 73.2% of the equity of Advanced Circuits on a fully diluted basis for approximately $27.5 million. The company is purchasing approximately $24.8 million of equity from Compass AC Partners, L.P., a subsidiary of CGI which we refer to as AC Partners, approximately $0.3 million from individuals affiliated with the manager and approximately $2.3 million from an unaffiliated minority shareholder.
      We will acquire from Compass AC Partners 882,120 shares of Advanced Circuits’ Series B common stock. In addition, we will acquire 11,880 shares of Series B common stock from an entity owned by employees of our manager and 80,000 shares of Advanced Circuits’ Series A common stock from certain lenders to Advanced Circuits. Our ownership interest may be diluted by future options, if any, granted at the discretion of the Advanced Circuits board of directors.
      As of November 25, 2005, the issued and outstanding capital of Advanced Circuits consisted of:

•	232,363 shares of Series A common stock, all of which were held by members of Advanced Circuits’ management team and certain other investors in Advanced Circuits;

•	904,000 shares of Series B common stock, 882,120 of which were held by Compass AC Partners, and the balance of which were held by certain other investors; and

•	options to purchase 106,113 shares of Series A common stock.
      Prior to the closing of this offering, Advanced Circuits will issue additional options to purchase 87,253 shares of its Series A common stock and all 196,366 of the then outstanding options are expected to be exercised.
      The rights of all holders of common stock are substantially identical except that each holder of Series A common stock is entitled to only one vote per share, whereas each holder of Series B common stock is entitled to ten votes per share.
      Each holder of Advanced Circuits common stock is party to a shareholder agreement among such holders and Advanced Circuits. Upon acquisition of a controlling interest in Advanced Circuits, we will become a party to the shareholder agreement and we will have the benefit of drag-along rights that would enable us to cause the complete disposition of Advanced Circuits. In addition, we anticipate obtaining an amendment to that agreement to expressly permit us to pledge our controlling interest in Advanced Circuits as collateral for any loans to the company.
      Pursuant to the stock purchase agreement, CGI and Compass AC Partners make certain representations, warranties and covenants for our benefit and provide us with certain rights to receive indemnification. See the section below entitled “— Additional Acquisition Terms” for a more detailed discussion of such terms and provisions of the stock purchase agreement.

Term Loans
      In connection with the acquisition and concurrently with the closing of this offering, the company will make term loans to Advanced Circuits under a senior secured term loan in the amount of approximately $35.0 million and a senior subordinated secured term loan in the amount of approximately $15.5 million, both pursuant to a credit agreement entered into by and between the company and Advanced Circuits. The proceeds of the term loans will be used to refinance all of the outstanding debt obligations of Advanced Circuits. Interest on the senior term loan and the senior subordinated term loan will accrue at rates of LIBOR plus 3.75% per annum and LIBOR plus 7.5%, respectively, and interest on both will be payable monthly in arrears the last day of each calendar month. The senior term loan will have a bullet maturity at the end of the 60th month subsequent to the funding of the loan and the senior subordinated term loan will have a bullet maturity at the end of the 72nd month subsequent to the funding of the loan, but are prepayable, without premium or penalty, at the option of Advanced Circuits. The credit agreement will contain customary covenants and events of default. The terms of the loans require that a substantial portion of any excess cash flow generated by Advanced Circuits will be applied to repay the senior and senior subordinated term loans and then to repay any amounts outstanding under the revolving credit facility.
      The aggregate principal amount of term loans will be adjusted to give effect to payments made by or other borrowings of Advanced Circuits from September 30, 2005 until the closing of this offering.
      See the section below entitled “— Collateralization of Our Loans to Our Initial Businesses” for a description of the collateral securing our loans to our initial businesses.

Revolving Loan
      Concurrently with the closing of this offering, the company will make a secured revolving loan commitment to Advanced Circuits in the amount of approximately $4.0 million, of which approximately $0.8 million will be funded, pursuant to a revolving credit facility entered into by and between the company and Advanced Circuits. Interest on outstanding loans will accrue at a rate of LIBOR plus 3.75% per annum and will be payable monthly in arrears on the last day of each calendar month. Advanced Circuits will be charged a commitment fee equal to 0.5% per annum on the unused balance of the revolving loan commitment amount. The revolving credit facility will expire and revolving loans will mature at the end of the 60th month subsequent to the effective date of the commitment, but are prepayable, without premium or penalty, at the option of Advanced Circuits. The revolving credit facility will contain customary covenants and events of default. The revolving credit facility will replace an existing revolving credit facility provided by a third party lending group. Advanced Circuits will use this revolving credit facility to finance its working capital needs and for general corporate purposes.
      The revolving loan commitment will be adjusted to give effect to payments made by or other borrowings of Advanced Circuits from September 30, 2005 until the closing of this offering.
      See the section below entitled “— Collateralization of Our Loans to Our Initial Businesses” for a description of the collateral securing our loans to our initial businesses.
Silvue

Acquisition
      In conjunction with the closing of this offering, we will lend approximately $14.7 million to Silvue and acquire common and preferred equity securities of Silvue, representing approximately 73.0% interest in Silvue’s equity capital, after giving effect to the conversion of preferred stock of Silvue to be acquired by us, for approximately $23.1 million. The Company is purchasing approximately $21.9 million of such equity from Compass Silvue Partners, L.P., a subsidiary of CGI, which we refer to as Compass Silvue Partners, approximately $0.4 million from individuals affiliated with the manager and approximately $0.8 million from unaffiliated minority investors.
      We will acquire from Compass Silvue Partners 1,716 shares of Silvue’s Series A common stock, 4,901.4 shares of Silvue’s Series B common stock and 21,521.85 shares of Silvue’s Series A convertible preferred stock. In addition, we will acquire 1,465.72 shares of Silvue’s Series A common stock, 98.6 shares of Silvue’s Series B common stock and 552.42 shares of Silvue’s Series A convertible preferred stock from an entity owned by employees of our manager, a retiring manager of Silvue and certain individuals affiliated with an investment banking firm. Such shares of common stock to be acquired by us will represent, on both a primary and fully diluted basis, approximately 43.0% of the then issued and outstanding shares, approximately 73.0% of the issued and outstanding shares, after giving effect to the conversion of preferred stock of Silvue to be acquired by us, and approximately 87.0% of the voting power of all series of stock of Silvue, after giving effect to the conversion of preferred stock of Silvue to be acquired by us. Our ownership interest may be diluted by future options, if any, granted at the discretion of the Silvue board of directors.
      As of November 25, 2005, Silvue’s issued and outstanding capital consisted of:

•	14,036.72 shares of Series A common stock, all of which were held by members of Silvue’s management team and other investors in Silvue;

•	5,000 shares of Series B common stock, 4,901.4 of which were held by Compass Silvue Partners and the remainder of which were held by certain other investors in Silvue;

•	22,432.23 shares of Series A convertible preferred stock, 21,521.85 of which were held by CGI’s subsidiary and the remainder of which were held by certain other investors in Silvue; and

•	4,500 shares of Series B redeemable preferred stock, all of which were held by members of Silvue’s management team.
      Prior to the closing of this offering, Compass Silvue Partners will acquire 1,716 shares of Silvue’s Series A common stock from a retiring Silvue manager. In addition, as of November 25, 2005, certain members of the management team, employees and directors of Silvue held options to purchase 1,581 additional shares of Series A common stock of Silvue, all of which were unvested.
      The rights of all holders of common stock are substantially identical except that each holder of Series A common stock is entitled to only one vote per share, whereas each holder of Series B common stock is entitled to ten votes per share. Among other rights, each share of Series A convertible preferred stock is convertible into both (i) one share of Series A common stock and (ii) that number of shares of Series B redeemable preferred stock which equals the product of (x) the product of (A) 15.714 multiplied by (B) the number of shares of Series A convertible preferred stock, multiplied by (y) 1.13, reflecting a 13% return compounded annually, from the date of issuance of such shares to the date of conversion. In each following year, the number of shares of Series B redeemable preferred stock would equal the product of (x) prior years calculated number of Series B redeemable preferred stock, multiplied by (y) 1.13. Among other rights, each share of Series B redeemable preferred stock is entitled to a redemption preference equal to the face amount of the shares plus a 13% return, compounded annually, from the date of issuance of such share to the date of redemption.
      Upon our acquisition of a controlling interest in Silvue, we will become party to the shareholder agreement among all the holders of Silvue shares and Silvue and we will have the benefit of drag-along rights that would enable us to cause the complete disposition of Silvue. In addition, we anticipate obtaining an amendment to that agreement to expressly permit us to pledge our controlling interest in Silvue as collateral for any loans to the company.
      Pursuant to the stock purchase agreement, CGI and CGI’s subsidiary make certain representations, warranties and covenants for our benefit and provide us with certain rights to receive indemnification. See the section below entitled “— Additional Acquisition Terms” for a more detailed discussion of such terms and provisions of the stock purchase agreement.

Term Loans
      In connection with the acquisition and concurrently with the closing of this offering, the company will make term loans to Silvue under a senior secured term loan in the amount of approximately $11.3 million and a senior subordinated secured term loan in the amount of approximately $3.0 million, both pursuant to a credit agreement entered into by and between the company and Silvue. The proceeds of the term loans will be used to refinance all of the outstanding debt obligations of Silvue. Interest on the senior secured term loan and the senior subordinated secured term loan will accrue at rates of LIBOR plus 3.0% per annum and LIBOR plus 8.5%, respectively, and interest on both will be payable monthly in arrears the last day of each calendar month. The senior secured term loan will have a bullet maturity at the end of the

60th month subsequent to the funding of the loan and the senior subordinated secured term loan will have a bullet maturity at the end of the 72nd month subsequent to the funding of the loan, but are prepayable, without premium or penalty, at the option of Silvue. The credit agreement will contain customary covenants and events of default. The terms of the loans require that a substantial portion of any excess cash flow generated by Silvue will be applied to repay the senior secured and senior subordinated secured term loans and then to repay any amounts outstanding under the revolving credit facility.
      The aggregate principal amount of term loans will be adjusted to give effect to payments made by or other borrowings of Silvue from September 30, 2005 until the closing of this offering.
      See the section below entitled “— Collateralization of our Loans to Our Initial Businesses” for a description of the collateral securing our loans to our initial businesses.

Revolving Loan
      Concurrently with the closing of this offering, the company will make a secured revolving loan commitment to Silvue in the amount of approximately $4.0 million, of which approximately $0.4 million will be funded, pursuant to a revolving credit facility entered into by and between the company and Silvue. Interest on outstanding loans will accrue at a rate of LIBOR plus 3.0% per annum and will be payable monthly in arrears on the last day of each calendar month. Silvue will be charged a commitment fee equal to 0.5% per annum on the unused balance of the revolving loan commitment amount. The revolving credit commitment will expire and revolving loans will mature at the end of the 60th month subsequent to the effective date of the commitment, but are prepayable, without premium or penalty, at the option of Silvue. The credit facility will contain customary covenants and events of default. The revolving credit facility will replace an existing revolving credit facility provided by a third party lending group. Silvue will use this revolving credit facility to finance its working capital needs and for general corporate purposes.
      The revolving loan commitment will be adjusted to give effect to payments made by or other borrowings of Silvue from September 30, 2005 until the closing of this offering.
      See the section below entitled “— Collateralization of our Loans to Our Initial Businesses” for a description of the collateral securing our loans to our initial businesses.
Additional Acquisition Terms
      Pursuant to our stock purchase agreement, with respect to our acquisition of each of the initial businesses, CGI and the selling CGI subsidiary or subsidiaries, as the case may be, jointly and severally represent and warrant to us, among other matters, as to the due organization, valid existence and good standing of such businesses, their authority to enter into the stock purchase agreement and their legal, valid, binding and enforceable obligations thereunder, the capitalization of such businesses and ownership of the shares, the accuracy of the financial statements of such businesses, the good and marketable title of such business to their assets and properties, the good condition and sufficiency of the assets and properties of such businesses, compliance by such businesses with applicable legal requirements, and the absence of any material adverse change to the assets or results of operations of such businesses. In addition, the stock purchase agreement is subject to customary conditions precedent and regulatory approval, including expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
      Except for representations and warranties with respect to capitalization and ownership of shares, authority to enter into the stock purchase agreement and their legal, valid, binding and enforceable obligations under the stock purchase agreement, which representations and warranties will survive for the periods of any applicable statutes of limitations, all representations and warranties and covenants of CGI and its selling subsidiaries will survive the closing of the applicable acquisition for one year, and such subsidiaries and CGI agree to indemnify us against any damages arising from a breach of any such representation, warranty or covenant by any of them, in each case in respect only of that business which we are acquiring from them. CGI’s obligation to indemnify us will be secured by its pledge of the trust shares acquired by it pursuant to the private placement transaction. The parties to the stock purchase agreement also indemnify each other against claims for brokerage or finder’s fees or commissions in connection with the purchase and sale of the applicable initial business. The indemnification obligations of the parties (except in respect of breaches of representations and warranties as to capitalization and ownership of shares, authority to enter into the stock purchase agreement and their legal, valid, binding and enforceable obligations under the stock purchase agreement) are subject to a threshold above which claims must aggregate prior to the availability of recovery and a cap on the maximum potential indemnification liability.
      In addition to the indemnification provisions described above:

•	We will indemnify CGI and Compass Crosman Partners for any damages arising pursuant to a partial guaranty by Compass Crosman Partners of an obligation of Crosman to pay to the former owners of Crosman an earn-out under the agreement pursuant to which CGI acquired control of Crosman. Such earn-out would be triggered if Crosman meets certain financial performance benchmarks for the fiscal year ending June 30, 2006. If triggered, we do not anticipate that such earn-out would be material to our results of operations or financial condition. A similar earn-out with respect to the fiscal year ended June 30, 2005 was not triggered.

•	CGI and Compass AC Partners will indemnify us against any damages resulting from a breach of any representation, warranty, covenant or obligation of Compass AC Partners or Advanced Circuits under the agreement pursuant to which CGI originally acquired control of Advanced Circuits, or any failure by either of them to perform any obligation under such original purchase agreement after the date of the closing of CGI’s original acquisition and through the closing of this offering. This separate indemnification obligation is not subject to a threshold or cap.

•	CGI and its subsidiary will indemnify us against any damages resulting from a breach of any representation, warranty, covenant or obligation of CGI’s subsidiary or Silvue under the agreement pursuant to which CGI originally acquired control of Silvue, or any failure by either of them to perform any obligation under such original purchase agreement after the date of the closing of CGI’s original acquisition and through the closing of this offering. This separate indemnification obligation is not subject to a threshold or cap.
      See the sections above entitled “— Crosman — Acquisition”, “— Advanced Circuits — Acquisition” and “— Silvue — Acquisition” for a discussion of additional indemnification obligations in respect of Crosman, Advanced Circuits and Silvue, respectively.
Collateralization of Our Loans to Our Initial Businesses
      The senior secured term loans to each of our initial businesses would be secured by a first priority lien on all properties and assets of such businesses other than their working capital assets. The senior subordinated secured term loans to each of our initial businesses would be secured by a second priority lien on all properties and assets of such businesses other than their working capital assets. The secured revolving loans to each of our initial businesses would be secured by a first priority lien on the working capital assets of such businesses.

PRO FORMA CAPITALIZATION
      The following table sets forth our unaudited pro forma capitalization, assuming the underwriters’ overallotment option is not exercised, after giving effect to the closing of this offering and sale of our shares at the assumed public offering price of $                     per share and the application of the estimated net proceeds of such sale (after deducting underwriting and our estimated offering expenses) as well as the proceeds from the separate private placement transactions. The pro forma capitalization gives effect to:

•	Loans retiring;

•	Debt issuances;

•	Minority interests; and

•	Acquisitions.
      See the section entitled “Use of Proceeds” for more information.
      You should read this information in conjunction with the financial statements and the notes related thereto, the unaudited pro forma financial statements and the notes related thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” all of which are included elsewhere in this prospectus.

(Unaudited)
Pro Forma As of
September 30, 2005

($ in thousands)
Cash and cash equivalents	$16,323

Long-term debt:
Total long-term debt	$—

Shareholders’ equity:
Shares: (no par value); shares authorized; shares issued and outstanding; shares issued and outstanding as adjusted for the offering(1)
Total shareholders’ equity	$327,474

Total capitalization	$327,474

(1)	Each trust share representing one undivided beneficial interest in the trust.

PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
(Unaudited)
      Compass Diversified Trust and Compass Group Diversified Holdings LLC were organized on November 18, 2005 for the purpose of making the acquisitions described below, using the proceeds from this offering and from the related private placement transactions. The following unaudited pro forma condensed combined balance sheet as of September 30, 2005, gives effect to the acquisition of:

•	approximately 98.1% of CBS Personnel;

•	approximately 75.4% of Crosman;

•	approximately 85.7% of Advanced Circuits; and

•	approximately 73.0% of Silvue,
as if all these transactions had been completed as of September 30, 2005. The purchase prices for certain of these acquisitions are subject to adjustment. The actual amount of such adjustments, which we do not expect to be material, will depend upon the actual closing date for the acquisition. Each of these acquisitions requires the satisfaction of conditions precedent set forth in the related stock purchase agreement. See the section entitled “The Acquisitions of and Loans to Our Initial Businesses” for a further discussion of the calculation of the percentage of equity interest we are acquiring of each initial business and the conditions to be satisfied for each acquisition.
      The following unaudited pro forma condensed combined statements of operations for the year ended December 31, 2004, and for the nine months ended September 30, 2005, give effect to these transactions as if they all had occurred at the beginning of the fiscal period presented. The “as reported” financial information in the unaudited pro forma condensed combined balance sheet at and for the nine months ended September 30, 2005, and for the year ended December 31, 2004, for CBS Personnel, Advanced Circuits and Silvue are derived from the unaudited and audited financial statements, respectively, for the periods indicated therein of each of the businesses, all of which are included elsewhere in this prospectus. The “as reported” financial information in the unaudited pro forma condensed combined balance sheet at October 2, 2005, for Crosman is derived from unaudited financial statements that are included elsewhere in this prospectus. The “as reported” financial information in the unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2005, and for the year ended December 31, 2004, for Crosman are derived from unaudited financial statements that are not included elsewhere in this prospectus. Crosman has a June 30th fiscal year end. The “as reported” financial information for Compass Diversified Trust at November 30, 2005, is derived from the audited financial statements of Compass Diversified Trust as of November 30, 2005, which is included elsewhere in this prospectus.
      We refer to CBS Personnel, Crosman, Advanced Circuits and Silvue as the consolidated businesses, and the following unaudited pro forma condensed combined financial statements, or the pro forma financial statements, have been prepared assuming that our acquisitions of the consolidated businesses will be accounted for under the purchase method of accounting. Under the purchase method of accounting, the asset acquired and the liabilities assumed will be recorded at their respective fair value at the date of acquisition. The total purchase price has been allocated to the assets acquired and liabilities assumed based on estimates of their respective fair values, which are subject to revision if the finalization of the respective fair values results in a material difference to the preliminary estimate used.

      The company has entered into the management services agreement with our manager, pursuant to which our manager will provide management services for a base management fee. In addition, our manager will receive a profit allocation as a holder of 100% of the management interests in the company. See the section entitled “Management Services Agreement — Management Fee” for a discussion of how the management fee will be calculated and “Description of Shares — Distributions — Manager’s Profit Allocation” for a discussion of how the profit allocation of our manager will be calculated.
      The unaudited pro forma condensed combined statements of operations are not necessarily indicative of operating results that would have been achieved had the transactions described above been completed at the beginning of the period presented and should not be construed as indicative of future operating results.
      You should read these unaudited pro forma financial statements in conjunction with the accompanying notes, the financial statements of the initial businesses to be acquired and the consolidated financial statements for the trust and the company, including the notes thereto, and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” located elsewhere in this prospectus.

Compass Diversified Trust
Condensed Combined Pro Forma Balance Sheet
at September 30, 2005
(Unaudited)

					Compass			Pro Forma
	CBS		Advanced		Diversified			Combined
	Personnel	Crosman	Circuits	Silvue	Trust			Compass
	As	As	As	As	As	Pro Forma		Diversified
	Reported	Reported	Reported	Reported	Reported*	Adjustments		Trust

	($ in thousands)

Assets
Current Assets:
Cash and cash equivalents	$1,512	$192	$942	$1,282	$100	$12,295	(1)	$16,323
Accounts receivable, net	63,758	16,413	2,679	2,924				85,774
Inventories	—	13,567	316	695				14,578
Prepaid expenses and other current assets	2,342	1,427	114	381				4,264
Deferred offering cost	—	—	—	—	2,527	(2,527	)(2)	—
Deferred tax assets	2,646	1,345	—	998				4,989

Total current assets	70,258	32,944	4,051	6,280	2,627	9,768		125,928
Property and equipment, net	2,592	10,266	2,676	1,408		1,288	(3)	18,230
Investment in subsidiary	—	497	—	—		2,803	(4)	3,300
Goodwill	59,387	30,951	51,190	11,159		17,763	(5)	170,450
Intangible and other assets, net	10,347	13,773	21,910	9,249		83,862	(6)	139,141

Total assets	$142,584	$88,431	$79,827	$28,096	$2,627	$115,484		$457,049

Liabilities and shareholders’ equity
Current liabilities:
Current portion of long-term debt and line of credit facilities payable	$2,337	$2,673	$4,570	$1,678	$	$(11,258	)(7)	$—
Accounts payable	7,654	6,851	1,036	863				16,404
Accrued expenses	37,194	4,376	2,097	1,986	2,528	(2,527	)(8)	45,654

Total current liabilities	47,185	13,900	7,703	4,527	2,528	(13,785)		62,058
Long-term debt	35,013	47,442	46,750	12,994		(142,199	)(9)	—
Workers’ compensation	11,369	—	—	—				11,369
Deferred taxes	—	3,536	—	889		32,196	(10)	36,621
Other liabilities	—	578	—	83				661

Total liabilities	93,567	65,456	54,453	18,493	2,528	(123,788)		110,709
Minority interest	—	—	—	—		18,866	(11)	18,866
Redeemable preferred stock	—	—	—	90		(90	)(12)	—
Total shareholders’ equity	49,017	22,975	25,374	9,513	99	220,496	(13)	327,474

Total liabilities and shareholders’ equity	$142,584	$88,431	$79,827	$28,096	$2,627	$115,484		$457,049

*	Information is as of November 30, 2005.

Compass Diversified Trust
Condensed Combined Pro Forma Statement of Operations
for the year ended December 31, 2004
(Unaudited)

							Pro Forma
	CBS		Advanced				Combined
	Personnel	Crosman	Circuits	Silvue			Compass
	As	As	As	As	Pro Forma		Diversified
	Reported	Reported(A)	Reported	Reported	Adjustments		Trust

	($ in thousands)
Net Sales	$315,258	$68,489	$36,642	$16,478	$		$436,867
Cost of Sales	254,987	47,687	17,867	5,571			326,112

Gross profit	60,271	20,802	18,775	10,907			110,755
Operating expenses:
Staffing Expense	31,974	—	—	—			31,974
Selling, general and administrative expense	17,797	10,657	6,564	7,196	255	(2)	47,990
					(1,406	)(4)
					6,927	(5)
Research and development expense	—	—	—	627			627
Amortization expense	1,051	572	—	—	8,618	(1)	10,241

Operating income (loss)	9,449	9,573	12,211	3,084	(14,394)		19,923
Other income (expense):
Interest income	—	—	42	6			48
Interest expense	(2,100)	(3,882)	(242)	(389)	6,613	(3)	—
Other income (expense), net	149	(2,320)	82	309			(1,780)

Income (loss) before provision for income taxes and minority interest	7,498	3,371	12,093	3,010	(7,781)		18,191
Provision for income taxes	85	1,248	—	805	3,584	(6)	5,722
Minority interest in income of subsidiary	—	—	—	—	1,572	(7)	1,572

Net income (loss)	$7,413	$2,123	$12,093	$2,205	$(12,937)		$10,897

Pro forma net income per share							$0.47

Pro forma weighted average number of shares outstanding							23,333

Supplemental Information:
Depreciation Expense	$1,344	$2,117	$869	$523	$255		$5,108

(A)	Reflects the combination of the unaudited financial information for the period from July 1, 2004 to December 31, 2004 with the unaudited financial information for the period from January 1, 2004 to June 30, 2004. This combination was required due to Crosman having a June 30th fiscal year-end.

Compass Diversified Trust
Condensed Combined Pro Forma Statement of Operations
for the nine months ended September 30, 2005
(Unaudited)

							Pro Forma
	CBS		Advanced				Combined
	Personnel	Crosman	Circuits	Silvue			Compass
	As	As	As	As	Pro Forma		Diversified
	Reported	Reported(A)	Reported	Reported	Adjustments		Trust

	($ in thousands)
Net Sales	$405,486	$52,294	$31,454	$15,819	$		$505,053
Cost of Sales	329,536	39,899	14,133	5,593			389,161

Gross profit	75,950	12,395	17,321	10,226			115,892
Operating expenses:
Staffing Expense	41,297	—	—	—			41,297
Selling, general and administrative expense	22,063	7,575	5,629	6,356	163	(2)	45,521
					(1,460	)(4)
					5,195	(5)
Research and development expense	—	—	—	838			838
Amortization expense	1,433	506	—	—	5,438	(1)	7,377

Operating income	11,157	4,314	11,692	3,032	(9,336)		20,859
Other income (expense):
Interest income	—	—	150	—			150
Interest expense	(3,398)	(3,728)	(325)	(1,001)	8,452	(3)	—
Other income (expense), net	105	(2,717)	4	181			(2,427)

Income (loss) before provision for income taxes and minority interest	7,864	(2,131)	11,521	2,212	(884)		18,582
Provision (benefit) for income taxes	2,937	(909)	225	695	3,411	(6)	6,359
Minority interest in income of subsidiary	—	—	—	—	764	(7)	764

Net income (loss)	$4,927	$(1,222)	$11,296	$1,517	$(5,059)		$11,459

Pro forma net income per share							$0.49

Pro forma weighted average number of shares outstanding							23,333

Supplemental Information:
Depreciation Expense	$1,096	$1,648	$715	$298	$163		$3,920

(A)	Reflects the combination of the unaudited financial information for the period from July 1, 2005 to October 2, 2005 with the unaudited financial information for the period from January 1, 2005 to June 30, 2005. This combination was required due to Crosman having a June 30th fiscal year-end.

Notes To Pro Forma Condensed Combined Financial Statements
(Unaudited)
      This information in Note 1 provides all of the pro forma adjustments from each line item in the pro forma Condensed Combined Financial Statements. Note 2 describes how the adjustments were derived for each of the initial businesses that we are acquiring. Unless otherwise noted, all amounts are in thousands of dollars ($000).

Note 1.	Pro Forma Adjustments

Balance Sheet:

1. Cash and cash equivalents
Proceeds from offering and private placement transactions to establish an initial working capital level and to fund future capital expenditures	$16,795	a
Compass Diversified Trust	(4,500	)f

	$12,295

2. Deferred Offering Costs
Compass Diversified Trust	$(2,527	)f

3. Property, plant and equipment, net
Crosman	$(141	)c(1)
Advanced Circuits	566	d(1)
Silvue	863	e(1)

	$1,288

4. Investment in subsidiary
Crosman	$2,803	c(1)

5. Goodwill
CBS Personnel	$3,951	b(1)
Crosman	1,478	c(1)
Advanced Circuits	3,085	d(1)
Silvue	9,249	e(1)

	$17,763

6. Intangible and other assets, net
CBS Personnel	$63,358	b(1)
Crosman	4,307	c(1)
Silvue	16,197	e(1)

	$83,862

7. Current portion of long-term debt
CBS Personnel	$(2,337	)b(1)
Crosman	(2,673	)c(1)
Advanced Circuits	(4,570	)d(1)
Silvue	(1,678	)e(1)

	$(11,258)

8. Accrued Expenses
Compass Diversified Trust	$(2,527	)f

9. Long-term debt
CBS Personnel	$(35,013	)b(1)
Crosman	(47,442	)c(1)
Advanced Circuits	(46,750	)d(1)
Silvue	(12,994	)e(1)

	$(142,199)

10. Deferred tax liability
CBS Personnel	$24,076	b(1)
Crosman	1,637	c(1)
Silvue	6,483	e(1)

	$32,196

11. Minority interest
CBS Personnel	$4,512	b(1)
Crosman	6,505	c(1)
Advanced Circuits	1,596	d(1)
Silvue	6,253	e(1)

	$18,866

12. Redeemable preferred stock
Silvue	$(90	)e(1)

13. Total shareholders’ equity
Acquisitions	$331,875	a
CBS Personnel	(49,017	)b(1)
Crosman	(22,975	)c(1)
Advanced Circuits	(25,374	)d(1)
Silvue	(9,513	)e(1)
Compass Diversified Trust	(4,500	)f

	$220,496

Statement of Operations:

		Nine Months
	Year Ended	Ended
	December 31,	September 30,
	2004	2005

1. Amortization expense
CBS Personnel	$4,749	$2,917	a(1)
Crosman	(54)	(118	)b(1)
Advanced Circuits	2,661	1,996	c(1)
Silvue	1,262	643	d(1)

	$8,618	$5,438

2. Depreciation expense
Crosman	$132	$39	b(3)
Advanced Circuits	30	(40	)c(3)
Silvue	93	164	d(3)

	$255	$163

3. Interest expense
CBS Personnel	$2,100	$3,398	a(2)
Crosman	3,882	3,728	b(2)
Advanced Circuits	242	325	c(2)
Silvue	389	1,001	d(2)

	$6,613	$8,452

4. Elimination of prior management fee
CBS Personnel	$(652)	$(764	)a(3)
Crosman	(492)	(580	)b(4)
Silvue	(262)	(116	)d(4)

	$(1,406)	$(1,460)

5. New management fee
Compass Diversified Trust	$6,927	$5,195	e

6. Provision for income taxes
Compass Diversified Trust	$3,584	$3,411	f

7. Minority interest in income of subsidiaries
Compass Diversified Trust	$1,572	$764	g

Note 2.	Pro Forma Adjustments by Acquisition
      As a further illustration, we have grouped the pro forma adjustments detailed in Note 1 to the Pro Forma Condensed Financial Statements by each initial business to show the combined effect of the pro forma adjustments on each initial business.

a.	Balance Sheet

Reflects issuance of shares and the net proceeds from this offering (after deducting underwriting discounts and commission of $18,125) and net proceeds from the separate private placement transactions:

To finance acquisitions	$315,080
Additional proceeds for working capital and capital expenditures and proceeds to pay The Compass Group Investments accrued public offering costs	16,795

$331,875

Acquisitions and debt repayments:
CBS Personnel	$125,088
Crosman	73,395
Advanced Circuits	78,749
Silvue	37,848

$315,080

b.	CBS Personnel Acquisition
      The following information represents the pro forma adjustments made by us in Note 1 to reflect our acquisition of a 98.1% equity interest in CBS Personnel for a total cash investment of approximately $125.1 million in cash:

1. Reflects (1) purchase accounting adjustments to reflect CBS Personnel assets acquired and liabilities assumed at their estimated fair values, (2) redemption of existing debt of CBS Personnel and (3) elimination of historical shareholders’ equity:

Goodwill	$3,951
Intangible and other assets	63,358
Current portion of long-term debt	2,337
Long-term debt	35,013
Deferred tax liability	(24,076)
Establishment of minority interest	(4,512)
Elimination of historical shareholders’ equity	49,017

$125,088

c.	Crosman Acquisition
      The following information represents the pro forma adjustments made by us in Note 1 to reflect our acquisition of a 75.4% equity interest in Crosman for a total cash investment of approximately $73.4 million in cash:

1. Reflects (1) purchase accounting adjustments to reflect Crosman assets acquired and liabilities assumed at their estimated fair values, (2) redemption of existing debt of Crosman and (3) elimination of historical shareholders’ equity:

Property and equipment	$(141)
Investment in subsidiary	2,803
Goodwill	1,478
Intangible and other assets	4,307
Current portion of long-term debt	2,673
Long-term debt	47,442
Deferred tax liability	(1,637)
Establishment of minority interest	(6,505)
Elimination of historical shareholders’ equity	22,975

$73,395

d.	Advanced Circuits Acquisition
      The following information represents the pro forma adjustments made by us in Note 1 to reflect our acquisition of a 85.7% equity interest in Advanced Circuits for a cash investment of approximately $78.7 million in cash:

1.	Reflects (1) purchase accounting adjustments to reflect Advanced Circuits assets acquired and liabilities assumed at their estimated fair values, (2) redemption of existing debt of Advanced Circuits and (3) elimination of historical shareholders’ equity:

Property and equipment	$566
Goodwill	3,085
Current portion of long-term debt	4,570
Long-term debt	46,750
Establishment of minority interest	(1,596)
Elimination of historical shareholders’ equity	25,374

$78,749

e.	Silvue Acquisition
      The following information represents the pro forma adjustments made by us in Note 1 to reflect our acquisition of a 73.0% equity interest in Silvue for a total cash investment of approximately $37.8 million:

1.	Reflects (1) purchase accounting adjustments to reflect Silvue assets acquired and liabilities assumed at their estimated fair values, (2) redemption of existing debt of Silvue and (3) elimination of historical shareholders’ equity:

Property and equipment	$863
Goodwill	9,249
Intangible and other assets	16,197
Current portion of long-term debt	1,678
Long-term debt	12,994
Deferred tax liability	(6,483)
Repayment of mandatorily redeemable preferred stock	90
Establishment of minority interest	(6,253)
Elimination of historical shareholders’ equity	9,513

$37,848

f.	Purchase Accounting Adjustment
      The following pro forma adjustment made by us in Note 1 reflects the payment of the public offering costs:

Cash	$(4,500)
Accrued Expenses	2,527
Deferred Offering Cost	(2,527)
Shareholders’ Equity	4,500

$—

Statements of Operations:

			Nine Months
		Year Ended	Ended
		December 31,	September 30,
		2004	2005

A.	The following entries represent the pro forma adjustments made by us in Note 1 to reflect the effect of our acquisition of CBS Personnel upon the results of their operations for the year ended December 31, 2004 and for the nine months ended September 30, 2005 as if we had acquired CBS Personnel at the beginning of the fiscal year presented:
	1. Additional amortization expense of intangible assets resulting from the acquisition of CBS Personnel:
	Customer relationships of $61,600 which will be amortized over 11 years	$5,600	$4,200
	Non-piracy covenants of $600 which will be amortized over 3 years	200	150

	Subtotal	5,800	4,350
	Amortization included in historical financial statements	(1,051)	(1,433)

		$4,749	$2,917

			Nine Months
		Year Ended	Ended
		December 31,	September 30,
		2004	2005

	2. Decreased interest expense resulting from the acquisition of CBS Personnel:
	Reduction of interest expense with respect to the $37.4 million long-term debt redeemed in connection with the acquisition of CBS Personnel	$(2,100)	$(3,398)

	3. Elimination of management fees paid to prior owner of
	CBS Personnel in connection with management service contract not assumed by us	$(652)	$(764)

	The following entries represent the pro forma adjustments
B.	made by us in Note 1 to reflect the effect of our acquisition of Crosman upon the results of their operations for the year ended December 31, 2004 and for the nine months ended September 30, 2005 as if we had acquired Crosman at the beginning of the fiscal year presented: 1. Additional amortization expense of intangible assets
	resulting from the acquisition of Crosman: Technology of $780 which will be amortized over 11
	years License agreement of $1,100 which will be amortized	$71	$53
	over 6 years Distributor relationships of $2,900 which will be	183	137
	amortized over 11 years	264	198
	Subtotal	518	388
	Amortization included in historical financial
	statements	(572)	(506)

		$(54)	$(118)

	2. Reduction of interest expense as a result of the
	acquisition of Crosman: Reduction of interest expense with respect to $50.1
	million debt redeemed in connection with acquisition of Crosman	$(3,882)	$(3,728)

	3. Additional depreciation expense resulting from the
	acquisition of Crosman	$132	$39

	4. Elimination of management fees paid to prior owner of
	Crosman in connection with management services contract not assumed by us	$(492)	$(580)

	The following entries represent the pro forma adjustments
C.	made by us in Note 1 to reflect the effect of our acquisition of Advanced Circuits upon the results of their operations for the year ended December 31, 2004 and for the nine months ended September 30, 2005 as if we had acquired Advanced Circuits at the beginning of the fiscal year presented: 1. Additional amortization expense of intangible assets
	resulting from the acquisition of Advanced Circuits: Customer relationships of $18,100 which will be
	amortized over 9 years Technology of $2,600 which will be amortized over 4	$2,011	$1,508
	years	650	488

		$2,661	$1,996

			Nine Months
		Year Ended	Ended
		December 31,	September 30,
		2004	2005

	2. Reduction of interest expense with respect to $51.5 million of debt redeemed in connection with the acquisition of Advanced Circuits	$(242)	$(325)

	3. Adjustment of depreciation expense resulting from the acquisition of Advanced Circuits	$30	$(40)

D.	The following entries represent the pro forma adjustments made by us in Note 1 to reflect the effect of our acquisition of Silvue upon the results of their operations for the year ended December 31, 2004 and for the nine months ended September 30, 2005 as if we had acquired Silvue at the beginning of the fiscal year presented:
	1. Additional amortization expense of intangible assets resulting from the acquisition of Silvue:
	Customer relationships of $18,700 which will be amortized over 16 years	$1,169	$877
	Core technology of $3,700 which will be amortized over 13 years	285	214

	Subtotal	1,454	1,091
	Amortization included in historical financial statements	(192)	(448)

		$1,262	$643

	2. Reduction of interest expense with respect to $14.7 million of debt redeemed in connection with the acquisition of Silvue	$(389)	$(1,001)

	3. Additional depreciation expense resulting from the acquisition of Silvue	$93	$164

	4. Elimination of management fees paid to prior owner of Silvue in connection with management service contract not assumed by us	$(262)	$(116)

E.	Adjustment to record the estimated management fee expense pursuant to the Management Services Agreement to be incurred in connection with the closing of this offering	$6,927	$5,195

F.	Adjustment to record the estimated tax expense associated with the pro forma adjustments to pre-tax income to reflect income tax expense for Advanced Circuits due to its change from a Subchapter S corporation	$3,584	$3,411

G.	Adjustment to record the minority interest in net income	$1,572	$764

Note 3.	Pro Forma Income from Continuing Operations per Share
      Pro forma net income per share is $0.47 and $0.49 for the year ended December 31, 2004 and for the nine months ended September 30, 2005, respectively, reflecting the shares issued from this offering and the private placement transactions as if such shares were outstanding from the beginning of the respective periods.

Note 4.	Other Estimates
      In addition to the pro forma adjustments above, we expect to incur incremental administrative expenses, professional fees and management fees as a public company after the consummation of the transactions described above. Such fees and expenses include accounting, legal and other consultant fees, SEC and listing fees, directors’ fees and directors’ and officers’ insurance. We currently estimate these fees and expenses will total approximately $4 million per year. The actual amount of these expenses and fees could vary significantly.

SELECTED FINANCIAL DATA
      The following summary financial data represent the historical financial information for CBS Personnel, Crosman, Advanced Circuits and Silvue and does not reflect the accounting for these businesses upon completion of the acquisitions and the operation of the businesses as a consolidated entity. You should read this information in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, the financial statements and notes thereto, and the unaudited condensed combined pro forma financial statements and notes thereto, all included elsewhere in this prospectus.
      The selected financial data for CBS Personnel at December 31, 2004 and 2003, and for fiscal years ended December 31, 2004, 2003 and 2002 were derived from the audited consolidated financial statements of CBS Personnel included elsewhere in this prospectus. The selected financial data of CBS Personnel at September 30, 2005 and for the nine months ended September 30, 2005 and 2004 were derived from CBS Personnel’s unaudited consolidated financial statements included elsewhere in this prospectus.
      The selected financial data for Crosman at June 30, 2005 and 2004, and for fiscal years ended June 30, 2005, 2004 and 2003 were derived from the audited consolidated financial statements of Crosman included elsewhere in this prospectus. The selected financial data for Crosman for the period July 1, 2003 to February 9, 2004 (predecessor) and February 10, 2004 to June 30, 2004 (successor) were derived from the audited financial statements of Crosman. The selected financial data of Crosman at October 2, 2005 and for the quarter ended October 2, 2005 and September 26, 2004 were derived from Crosman’s unaudited consolidated financial statements included elsewhere in this prospectus.
      The selected financial data for Advanced Circuits at December 31, 2004 and 2003, and for fiscal years ended December 31, 2004, 2003 and 2002 were derived from the audited combined financial statements of Advanced Circuits included elsewhere in this prospectus. The selected financial data of Advanced Circuits at September 30, 2005 and for the nine months ended September 30, 2005 and 2004 were derived from Advanced Circuits’ unaudited consolidated financial statements included elsewhere in this prospectus.
      The selected financial data for Silvue at December 31, 2004 and 2003, and for fiscal years ended December 31, 2004 and 2003 were derived from the audited consolidated financial statements of Silvue included elsewhere in this prospectus. The selected financial data for Silvue for the period January 1, 2004 to September 2, 2004 (predecessor) and September 3, 2004 (inception) to December 31, 2004 were derived from the audited financial statements of Silvue. The selected financial data of Silvue at September 30, 2005 and for the nine months ended September 30, 2005 and 2004 were derived from Silvue’s unaudited consolidated financial statements included elsewhere in this prospectus.
      The unaudited financial data for each of the businesses shown below may not be indicative of the financial condition and results of operations of these businesses for any other period. The unaudited financial data, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation of such data.

				(Unaudited)

				Nine Months Ended
	Fiscal Year Ended December 31,			September 30,

CBS Personnel	2002	2003	2004	2004	2005

	($ in thousands)
Statements of Operations Data:
Revenues	$180,232	$194,717	$315,258	$179,256	$405,486
Direct cost of revenues	141,460	155,368	254,987	144,498	329,536

Gross Profit	38,772	39,349	60,271	34,758	75,950
Operating expenses:
Staffing	23,184	23,081	31,974	18,390	41,297
Selling, general and Administrative	12,391	12,132	17,796	10,027	22,063
Amortization	784	491	1,051	607	1,433

Income from operations	2,413	3,645	9,450	5,734	11,157
Other income (expense):
Interest expense	(4,566)	(2,929)	(2,100)	(828)	(3,398)
Other Income	246	224	148	210	105

(Loss) Income before provision for income taxes	(1,907)	940	7,498	5,116	7,864
Provision for income taxes	(30)	(117)	(85)	(402)	(2,937)

Net income (loss)	$(1,937)	$823	$7,413	$4,714	$4,927

Cash Flow Data:
Cash (used in) provided by operating activities	$(1,390)	$3,463	4,138	$376	$9,688
Cash (used in) investing activities	(166)	(302)	(30,058)	(30,426)	(607)
Cash provided by (used in) financing activities	2,293	(3,736)	26,575	30,191	(8,491)

Net increase (decrease) in cash	$737	$(575)	$655	$141	$590

Supplemental Information:
Depreciation Expense	$1,559	$1,431	$1,344	$939	$1,096

			(Unaudited)

	At December 31,		At
			September 30,
	2003	2004	2005

	($ in thousands)
Balance Sheet Data:
Total current assets	$27,224	$66,760	$70,258
Property and equipment, net	3,989	3,081	2,592
Goodwill	49,200	59,307	59,387
Other intangibles, net and other assets	884	11,228	10,347

Total assets	81,297	140,376	142,584
Current liabilities	22,008	41,888	47,185
Long-term debt	19,507	43,893	35,013
Workers’ Compensation and other liabilities	6,956	10,684	11,369

Total liabilities	48,471	96,465	93,567
Shareholders’ equity	32,826	43,911	49,017

					(Unaudited)
		Predecessor	Successor
	Year	July 1, 2003	February 10,	Year	Quarter Ended
	Ended	to	2004 to	Ended
	June 30,	February 9,	June 30	June 30,	September 26,	October 2,
Crosman	2003	2004	2004	2005	2004	2005

	($ in thousands)
Statements of Operations Data:
Net sales	$53,333	$38,770	$24,856	$70,060	$15,511	$20,468
Cost of sales	37,382	26,382	17,337	50,874	11,316	15,490

Gross Profit	15,951	12,388	7,519	19,186	4,195	4,978
Operating expenses:
Selling, general and administrative	8,749	5,394	4,119	10,526	2,509	2,441
Amortization	132	70	258	629	155	179

Operating income	7,070	6,924	3,142	8,031	1,531	2,358
Other income (expense):
Interest expense	(1,978)	(402)	(1,588)	(4,638)	(1,055)	(1,326)
Other income (expense)	424	(1,560)	(281)	(2,792)	12	4

Income before provision for income taxes	5,516	4,962	1,273	601	488	1,036
Provision for income taxes	2,122	1,824	463	112	141	392

Net income	$3,394	$3,138	$810	$489	$347	$644

Cash Flow Data:
Cash provided by (used in) operating activities	$4,360	$8,551	$89	$3,110	$(2,050)	$1,312
Cash (used in) investing activities	(572)	(1,181)	(65,809)	(2,014)	(607)	(315)
Cash (used in) provided by financing activities	(3,865)	(7,146)	65,905	(527)	2,874	(1,578)

Net (decrease) in cash	$(77)	$224	$185	$569	$217	$(581)

Supplemental Information:
Depreciation Expense	$2,295	$1,205	$847	$2,146	$528	$560

			(Unaudited)
	At June 30,		At
			October 2,
	2004	2005	2005

	($ in thousands)
Balance Sheet Data:
Total current assets	$25,497	$28,622	$32,944
Property, plant and equipment, net	10,583	10,513	10,266
Goodwill	30,951	30,951	30,951
Intangible and other assets	14,900	14,097	14,270

Total assets	81,931	84,183	88,431
Current liabilities	10,072	11,001	13,900
Notes payable under revolving line of credit	7,138	10,385	9,074
Long-term debt	37,917	35,334	37,183
Capitalized lease obligations and other liabilities	4,878	5,117	5,299

Total liabilities	60,005	61,837	65,456
Shareholders’ equity	21,926	22,346	22,975

	Predecessor

				(Unaudited)
	Fiscal Year Ended			Nine Months Ended
	December 31,			September 30,

Advanced Circuits	2002	2003	2004	2004	2005

	($ in thousands)
Statements of Operations Data:
Net sales	$23,767	$27,796	$36,642	$27,465	$31,454
Cost of sales	12,759	14,568	17,867	13,548	14,133

Gross Profit	11,008	13,228	18,775	13,917	17,321
Operating expenses:
General and administrative	5,032	5,521	6,564	4,663	5,629

Operating income	5,976	7,707	12,211	9,254	11,692
Other income (expense):
Interest Expense	(418)	(204)	(242)	(183)	(324)
Interest income	27	16	42	20	150
Other income	(198)	15	82	5	3

Income before provision for income taxes	5,387	7,534	12,093	9,096	11,521
Provision for income taxes	—	—	—	—	225

Net income	$5,387	$7,534	$12,093	$9,096	$11,296

Cash Flow Data:
Cash provided by operating activities	$6,087	$8,021	$12,689	$9,537	$11,967
Cash (used in) investing activities	(2,226)	(2,167)	(1,310)	(878)	(75,567)
Cash provided (used in) financing activities	(4,086)	(4,458)	(8,830)	(7,391)	57,922

Net (decrease) increase in cash	$(225)	$1,396	$2,549	$1,268	$(5,678)

Supplemental Information:
Depreciation Expense	$654	$729	$869	$594	$715

			(Unaudited)
	At December 31,		At
			September 30,
	2003	2004	2005

	($ in thousands)
Balance Sheet Data:
Total current assets	$6,254	$9,564	$4,050
Property and equipment, net	6,721	6,669	2,676
Goodwill and other assets	166	556	73,101

Total assets	13,141	16,789	79,827
Current liabilities	3,415	3,422	7,703
Long-term debt	3,167	2,787	46,750
Other liabilities	60	131	—

Total liabilities	6,642	6,340	54,453
Shareholders’ equity	6,499	10,449	25,374

				(Unaudited)
		Predecessor	Successor	Nine Months
	Predecessor	January 1,	September 3,	Ended
	Year Ended	2004 to	2004 to	September 30,
	December 31,	September 2,	December 31,
Silvue	2003	2004	2004	2004	2005

	($ in thousands)
Statements of Operations Data:
Net sales	$12,813	$10,354	$6,124	$11,859	$15,819
Cost of sales	4,194	3,620	1,951	4,091	5,593

Gross Profit	8,619	6,734	4,173	7,768	10,226
Operating expenses:
Selling, general and administrative	6,103	4,497	2,699	5,260	6,356
Research and Development costs	549	448	179	500	838

Operating income	1,967	1,789	1,295	2,008	3,032
Other income (expense):
Interest income	8	5	—	6	—
Interest expense	(58)	(29)	(360)	(106)	(1,000)
Other income	376	175	135	193	180

Income before provision for income taxes	2,293	1,940	1,070	2,101	2,212
Provision for income taxes	576	483	322	575	695

Net income	$1,717	$1,457	$748	$1,526	$1,517

Cash Flow Data:
Cash provided by operating activities	$1,948	$1,449	$942	$1,697	$1,752
Cash provided by (used in) investing activities	(92)	(210)	(7,750)	(8,221)	109
Cash (used in) provided by financing activities	(1,013)	(3,139)	6,507	4,419	(1,588)

Net increase (decrease) in cash	$843	$(1,900)	$(301)	$(2,105)	$273

Supplemental Information:
Depreciation Expense	$464	$436	$87	$474	$298

			(Unaudited)
	At December 31,		At
			September 30,
	2003	2004	2005

	(Predecessor)
	($ in thousands)
Balance Sheet Data:
Total current assets	$6,198	$5,201	$6,280
Property, plant and equipment, net	4,795	750	1,408
Goodwill	—	7,057	11,159
Other Intangibles, net and other assets	972	12,097	9,249

Total assets	11,965	25,105	28,096
Current liabilities	1,942	3,684	4,527
Equipment line	61	—	183
Long-term debt	554	12,201	12,790
Deferred income tax liability and other liabilities	784	1,008	993

Total liabilities	3,341	16,893	18,493
Cumulative redeemable preferred stock	—	90	90
Shareholders’ equity	8,624	8,122	9,513

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview
      We are and will be dependent upon the earnings of and cash flow from the businesses that we own to meet our corporate overhead and management fee expenses and to make distributions. These earnings, net of any tax payable by and minority interests in these businesses, will be available:

•	First, to meet capital expenditure requirements, management fees and corporate overhead expenses of the businesses that we own, the company and the trust;

•	Second, to fund distributions by the company to the trust; and

•	Third, to be distributed by the trust to shareholders.
Acquisition of Initial Businesses
      We will use the proceeds of this offering, and the related private placements, to acquire controlling interests in our initial businesses in a single transaction for approximately $315 million in cash from subsidiaries of CGI and certain minority investors. In addition, we will use the proceeds of this offering, and the related private placements, to make loans to each of our initial businesses. The terms and pricing of the agreements with respect to our acquisitions of our initial businesses from CGI were negotiated among CGI affiliated entities in the overall context of this offering. The acquisition of each of the initial businesses will be conditioned upon the consummation of our acquisition of each of the other initial businesses.
      In connection with this offering, the company will use a portion of the proceeds from this offering to acquire:

•	approximately 98.1% of CBS Personnel on a primary and approximately 95.6% on a fully diluted basis;

•	approximately 75.4% of Crosman on a primary and fully diluted basis;

•	approximately 85.7% of Advanced Circuits on a primary basis and approximately 73.2% on a fully diluted basis; and

•	approximately 73.0% of Silvue on a primary and fully diluted basis, after giving effect to the conversion of preferred stock of Silvue we acquired.
      See the section entitled “The Acquisitions of and Loans to Our Initial Businesses” for more information about the calculation of the percentages of equity interest we are acquiring of each initial business. The remaining equity interests in each initial business will be held by the respective senior management of each of our initial businesses, as well as other minority shareholders.
      In connection with this offering, the company will use a portion of the proceeds of this offering and the related transactions to make loans and financing commitments to each of our initial businesses as follows:

•	approximately $70.2 million to CBS Personnel. The $70.2 million is comprised of approximately $64.0 million in term loans, approximately $31.2 million of which will be used to pay down third party debt and approximately $32.8 million of which represents a capitalization loan and, therefore, considered part of the purchase price of equity interests in CBS Personnel, and an approximately $42.5 million revolving loan commitment, approximately $6.2 million of which will be funded to CBS Personnel in conjunction with the closing of this offering;

•	approximately $50.1 million to Crosman. The $50.1 million is comprised of an approximately $47.8 million in term loans and an approximately $15.0 million revolving loan commitment,

approximately $2.3 million of which will be funded to Crosman in conjunction with the closing of this offering;

•	approximately $51.3 million to Advanced Circuits. The $51.3 million is comprised of approximately $50.5 million in term loans and an approximately $4.0 million revolving loan commitment, approximately $0.8 million of which will be funded to Advanced Circuits in conjunction with the closing of this offering; and

•	approximately $14.7 million to Silvue. The $14.7 million is comprised of approximately $14.3 million in term loans and an approximately $4.0 million revolving loan commitment, approximately $0.4 million of which will be funded to Silvue in conjunction with the closing of this offering.

      The term loans will be used to refinance all of the debt outstanding at each of our initial businesses immediately prior to the offering and to recapitalize each initial business. The revolving loans will be used to provide a source of revolving credit for each of our initial businesses, as necessary. See the section entitled “The Acquisitions of and Loans to Our Initial Businesses” for more information regarding the percentage of equity interest we are acquiring of each business and the loans made by the company to each initial business.
      We intend to incur debt financing at the company level which will consist of a revolving credit facility and a term loan facility. Our loans to our initial businesses will be structured with standard third party terms, security and covenants. We expect these loans to have bullet maturities and substantial sweeps of excess cash flows at those businesses. The revolving loan commitments will be used to fund the working capital needs of the businesses and for central corporate purposes. The term loan facility will be used to acquire additional businesses. We would expect that these facilities would have customary terms and covenants. Working capital will be provided to our initial businesses through revolving lines of credit either provided by us or by our third party lender.
Critical Accounting Policies
      The following discussion relates to critical accounting policies for the company, the trust and each of our initial businesses.
      The preparation of our financial statements in conformity with GAAP will require management to adopt accounting policies and make estimates and judgments that affect the amounts reported in the financial statements and accompanying notes. Upon the completion of the acquisitions contemplated in the offering, we will base our estimates on historical information and experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions and judgments and uncertainties, and potentially could result in materially different results under different conditions. Our critical accounting policies are discussed below. These policies are generally consistent with the accounting policies followed by the businesses we plan to acquire. These critical accounting policies will be reviewed by our independent auditors and the audit committee of the company’s board of directors.
     Revenue Recognition
      The company recognizes revenue when it is realized or realizable and earned. The company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been shipped or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. Provisions for customer returns and other allowances based on historical experience are recognized at the time the related sale is recognized.
      In addition, CBS Personnel recognizes revenue for temporary staffing services at the time services are provided by CBS Personnel employees and reports revenue based on gross billings to customers. Revenue from CBS Personnel employee leasing services is recorded at the time services are provided. Such revenue is reported on a net basis (gross billings to clients less worksite employee salaries, wages and payroll-

related taxes). The company believes that net revenue accounting for leasing services more closely depicts the transactions with its leasing customers and is consistent with guidelines outlined in Emerging Issue Task Force (“EITF”) No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent.

Business Combinations
      The acquisitions contemplated in the offering and future acquisitions of businesses that we will control will be accounted for under the purchase method of accounting. The amounts assigned to the identifiable assets acquired and liabilities assumed in connection with acquisitions will be based on estimated fair values as of the date of the acquisition, with the remainder, if any, to be recorded as goodwill. The fair values will be determined by our management, taking into consideration information supplied by the management of the acquired entities and other relevant information. Such information will include valuations supplied by independent appraisal experts for significant business combinations. The valuations will generally be based upon future cash flow projections for the acquired assets, discounted to present value. The determination of fair values requires significant judgment both by management and by outside experts engaged to assist in this process.

Goodwill, Intangible Asset and Property and Equipment
      Significant assets that will be acquired in connection with the contemplated acquisitions will include customer relationships, noncompete agreements, trademarks, technology, property and equipment and goodwill.
      Trademarks are considered to be indefinite life intangibles. Goodwill represents the excess of the purchase price over the fair value of the assets acquired. Trademarks and goodwill will not be amortized. However, we will be required to perform impairment reviews at least annually and more frequently in certain circumstances.
      The goodwill impairment test is a two-step process, which will require management to make judgments in determining what assumptions to use in the calculation. The first step of the process consists of estimating the fair value of each of our reporting units based on a discounted cash flow model using revenue and profit forecasts and comparing those estimated fair values with the carrying values, which include the allocated goodwill. If the estimated fair value is less than the carrying value, a second step is performed to compute the amount of the impairment by determining an “implied fair value” of goodwill. The determination of a reporting unit’s “implied fair value” of goodwill requires the allocation of the estimated fair value of the reporting unit to the assets and liabilities of the reporting unit. Any unallocated fair value represents the “implied fair value” of goodwill, which will then be compared to its corresponding carrying value. The impairment test for trademarks requires the determination of the fair value of such assets. If the fair value of the trademark is less than its carrying value, an impairment loss will be recognized in an amount equal to the difference. We cannot predict the occurrence of certain future events that might adversely affect the reported value of goodwill and/or intangible assets. Such events include, but are not limited to, strategic decisions made in response to economic and competitive conditions, the impact of the economic environment on our customer base, and material adverse effects in relationships with significant customers.
      The “implied fair value” of reporting units will be determined by our management and will generally be based upon future cash flow projections for the reporting unit, discounted to present value. We will use outside valuation experts when management considers that it would be appropriate to do so.
      Intangibles subject to amortization, including customer relationships, noncompete agreements and technology are amortized using the straight-line method over the estimated useful lives of the intangible assets, which we will determine based on the consideration of several factors including the period of time the asset is expected to remain in service. We will evaluate the carrying value and remaining useful lives of intangibles subject to amortization whenever indications of impairment are present.

      Property and equipment are initially stated at cost. Depreciation on property and equipment will be computed using the straight-line method over the estimated useful lives of the property and equipment after consideration of historical results and anticipated results based on our current plans. Our estimated useful lives represent the period the asset is expected to remain in service assuming normal routine maintenance. We will review the estimated useful lives assigned to property and equipment when our business experience suggests that they may have changed from our initial assessment. Factors that lead to such a conclusion may include physical observation of asset usage, examination of realized gains and losses on asset disposals and consideration of market trends such as technological obsolescence or change in market demand.
      We will perform impairment reviews of property and equipment, when events or circumstances indicate that the value of the assets may be impaired. Indicators include operating or cash flow losses, significant decreases in market value or changes in the long-lived assets’ physical condition. When indicators of impairment are present, management determines whether the sum of the undiscounted future cash flows estimated to be generated by those assets is less than the carrying amount of those assets. In this circumstance, the impairment charge is determined based upon the amount by which the carrying value of the assets exceeds their fair value. The estimates of both the undiscounted future cash flows and the fair values of assets require the use of complex models, which require numerous highly sensitive assumptions and estimates.

Allowance for Doubtful Accounts
      The company records an allowance for doubtful accounts on an entity-by-entity basis with consideration for historical loss experience, customer payment patterns and current economic trends. The company reviews the adequacy of the allowance for doubtful accounts on a periodic basis and adjusts the balance, if necessary.
      As of September 30, 2005, the allowance for doubtful accounts was approximately $5.0 million, $0.2 million and $0.1 million for CBS Personnel, Silvue and Advanced Circuits, respectively. As of October 2, 2005, the allowance for doubtful accounts for Crosman was approximately $1.5 million.

Workers’ Compensation Liability
      CBS Personnel self-insures its workers’ compensation exposure for certain employees. CBS Personnel establishes reserves based upon its experience and expectations as to its ultimate liability may be for those claims using developmental factors based upon historical claim experience. CBS Personnel continually evaluates the potential for change in loss estimates with the support of qualified actuaries. As of September 30, 2005, CBS Personnel had approximately $18.9 million of workers’ compensation reserve. The ultimate settlement of these reserves could differ materially from the assumptions used to calculate the reserves, which could have a material adverse effect on future operating results.

Deferred Tax Assets
      Several of the contemplated acquisitions have deferred tax assets recorded at September 30, 2005 which in total amount to approximately $5.0 million. These deferred tax assets are largely comprised of workers’ compensation liabilities not currently deductible for tax purposes. The temporary differences that have resulted in the recording of these tax assets may be used to offset taxable income in future periods, reducing the amount of taxes we might otherwise be required to pay. Realization of the deferred income tax assets is dependent on generating sufficient future taxable income. Based upon the expected future results of operations, the company believes it is more likely than not that the company will generate sufficient future taxable income to realize the benefit of existing temporary differences, although there can be no assurance of this.

Recent Accounting Pronouncements
      The following discussion relates to recent accounting pronouncements for the company, the trust and each of our initial businesses.
      In December 2004, the Financial Accounting Standards Board (“FASB”) issued a revised FAS No. 123(R) entitled “Share-Based Payment.” FAS No. 123(R) sets accounting requirements for “share-based” compensation to employees and requires companies to recognize in the income statement the grant-date fair value of the stock options and other equity-based compensation. FAS No. 123(R) is effective in annual periods beginning after June 15, 2005. Crosman adopted FAS No. 123(R) for the quarter ended October 2, 2005. Our other initial businesses will be required to adopt FAS No. 123(R) in the first quarter of 2006. Crosman currently discloses and the businesses that we will own will disclose the effect on net income and earnings per share of the fair value recognition provisions of FAS No. 123, “Accounting for Stock-Based Compensation,” in the notes to the consolidated financial statements. The company is currently evaluating the impact of the adoption of FAS No. 123(R) on its financial position and results of operations, including the valuation methods and support for the assumptions that underlie the valuation of awards, but does not expect that the adoption of FAS No. 123(R) will have a material impact on the financial condition and results of operations of the other initial businesses that we will own.
      In November 2004, the FASB issues FAS No. 151 entitled “Inventory Costs.” This Statement amends the guidance in ARB No. 43, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight handling costs and wasted material (spoilage). The provisions of this Statement will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect the adoption of FAS No. 151 to have a material impact on the financial condition or results of operations of the businesses that we will own.
      In March 2005, the FASB issued FASB Interpretation No. 47 (“FIN 47”) “Accounting for Conditional Asset Retirement Obligations.” This Interpretation clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. The provisions of this Interpretation shall be effective no later than the end of fiscal years ending after December 31, 2005, for calendar-year companies. We are currently evaluating the impact for the contemplated acquisitions of the adoption of FIN 47 on the financial condition, business and results of operation of the businesses that we will own.
      In May 2005, FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”), which establishes retrospective application as the required method for reporting a change in accounting principle, unless impracticable, in the absence of explicit transition requirements specific to the newly adopted accounting principle. The statement provides guidance for determining whether retrospective application of a change in accounting principle is impracticable. The statement also addresses the reporting of a correction of error by restating previously issued financial statements. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not expect adoption of this statement to have a material impact on the financial condition or results of operations of the businesses that we will own.

Revenues
      We do not plan to generate any revenues apart from those generated by the initial businesses that we own. We may generate interest income on the investment of available funds but expect such earnings to be minimal. Our investment in our initial businesses will typically be in the form of loans from the company to our businesses, as well as equity interests in those companies. Cash flow coming to us will be the result of interest payments on those loans, amortization of those loans and, potentially, dividends on our equity ownership. However, from a GAAP basis, these loans will be consolidated.

Expenses
      Our operating expenses will primarily consist of the salary and related costs and expenses of our Chief Financial Officer and his staff and for the cost of professional services and for other expenses. These other expenses will include the cost of audit fees, directors and officers’ insurance premiums paid and tax preparation services. We estimate that our operating expenses will approximate $4 million during our first year of operation.

Financial Condition, Liquidity and Capital Resources
      We will generate cash primarily from the net proceeds of this offering and from any future offerings of securities. In addition, we will generate cash from the receipt of interests and principal on the inter-company loans in addition to any dividends received from the businesses. In the future, we may also fund acquisitions through borrowings from banks and issuances of senior securities. Our primary use of funds will be investments in future acquisitions and cash distributions to holders of our shares. Immediately after this offering, we expect to have approximately $12.3 million of cash and no indebtedness other than in connection with operating expenses in the normal course of business. This amount does not take into account the exercise of the over-allotment option. See the section entitled “Use of Proceeds” for more information.
Dividend and Distribution Policy
      We intend to pursue a policy of paying regular distributions on our outstanding shares. Our policy is based on the liquidity and capital of our initial businesses and on our intention to pay out as distributions to our shareholders the majority of cash resulting from the ordinary operation of our businesses, and not to retain significant cash balances in excess of what is prudent for the company or the businesses that we own, or as may be prudent for the consummation of attractive acquisition opportunities. We intend to finance our acquisition strategy primarily through a combination of issuing new equity and incurring debt. We expect all or most of the new debt to be incurred at the company level. We expect our distributions to reflect our businesses’ financial condition and results of operations.
Contractual Obligations
      We will engage our manager to manage the day-to-day operations and affairs of the company. Our relationship with our manager will be governed principally by the following two agreements:

•	The management services agreement relating to the management services our manager will perform for us and the businesses we own and the management fee to be paid to our manager in respect thereof; and

•	The company’s LLC agreement setting forth our manager’s rights with respect to the management interests it owns, including the right to receive profit allocations from the company.
      In addition, we intend to enter into a supplemental put agreement with our manager pursuant to which our manager shall have the right to cause the company to purchase the management interests then owned by our manager upon termination of the management services agreement. The relationships created by these agreements are discussed in more detail below.
      We also expect that our manager will enter into off-setting management services agreements, transaction services agreements and other agreements, in each case, with some or all of the businesses that we own. In this respect, we expect that The Compass Group will assign any outstanding agreements with our initial businesses to our manager in connection with the closing of this offering. See the sections entitled “Management Services Agreement” and “Description of Shares” for information about these and other agreements we and our businesses intend to enter into with our manager.

      Concurrently with the closing of this offering, all the employees of The Compass Group will become employees of our manager. We expect our manager and members of our management team to remain affiliated with CGI after closing of this offering, and further expect that our manager, our management team and CGI may pursue joint business endeavors.
      The company intends to enter into a management services agreement with our manager pursuant to which our manager will provide management services to us and the businesses we own. Pursuant to the management services agreement, we will pay our manager a quarterly management fee for the performance of management services. See the section entitled “Management Services Agreement — Management Fee” for more information about the management fee to be paid to our manager.
      We have agreed that our manager may, at any time, enter into off-setting management services agreements with the businesses that we own relating to the performance by our manager of off-setting management services for such businesses. Any fees to be paid by a business that we own to our manager pursuant to such an off-setting management services agreement are referred to as off-setting management fees. Any off-setting management fees received by our manager pursuant to an off-setting management services agreement during any fiscal quarter will reduce, on a dollar-for-dollar basis, the management fee otherwise due and payable by the company under the management services agreement for such fiscal quarter. Simultaneously with the closing of this offering, The Compass Group will assign, or cause to be assigned, to our manager any then existing agreements pursuant to which it or any of its affiliates provides management services to the businesses that we own. Each such agreement shall be deemed an off-setting management services agreement. See the section entitled “Management Services Agreement — Offsetting Management Services Agreements” for more information about off-setting management services agreements and off-setting management fees.
      We have agreed that our manager may, at any time, enter into transaction services agreements with the businesses that we own relating to the performance by our manager of certain transaction-related services, such as those customarily performed by a third-party consultant or financial advisor. Our manager will contract for the performance of transaction services on an arm’s-length basis and on market terms upon approval of the company’s independent directors (or a committee of the board of directors that is comprised of at least three independent directors). Any fees received by our manager pursuant to such a transaction services agreement will be in addition to the management fee payable by the company pursuant to the management services agreement and will not reduce the payment of such management fee. See the section entitled “Management Services Agreement — Transaction Services Agreements” for more information about transaction fees.
      Our manager will own 100% of the management interests of the company. Pursuant to the LLC agreement, our manager will receive a profit allocation with respect to the management interests. See the section entitled “Description of Shares — Distributions — Manager’s Profit Allocation” for more information about the profit allocation to be paid to our manager. In accordance with the constituent documents of our manager, CGI will be entitled to receive 10% of any profit allocation paid by the company to our manager.
      The company has agreed to reimburse our manager and its affiliates, within five business days after the closing of this offering, for certain costs and expenses incurred or to be incurred prior to and in connection with the closing of this offering in the aggregate amount of approximately $4.5 million. See the section entitled “Management Services Agreement — Reimbursement of Expenses” for more information about the reimbursement of our manager’s fees and expenses.
      If (i) the management services agreement is terminated at any time other than as a result of our manager’s resignation or (ii) our manager resigns on any date that is at least three years after the closing of this offering, then the manager will have the right, but not the obligation, for one year from the date of termination or resignation, as the case may be, to elect to cause the company to purchase the management interests then owned by the manager for the put price. See the section entitled “Description of Shares — Supplemental Put Agreement” for more information about our manager’s put right and our obligations relating thereto.

CBS Personnel

Overview
      CBS Personnel, headquartered in Cincinnati, Ohio, is a leading provider of temporary staffing services in the United States. In order to provide its clients with a comprehensive solution to their human resources needs, CBS Personnel also offers employee leasing services, permanent staffing and temporary-to-permanent placement services. CBS Personnel operates 136 branch locations in various cities in 18 states and seeks to have a dominant market share in each city in which it operates. CBS Personnel and its subsidiaries have been associated with quality service in their markets for more than 30 years.
      CBS Personnel serves over 3,000 corporate and small business clients and on an average week places over 21,000 temporary employees in a broad range of industries, including manufacturing, transportation, retail, distribution, warehousing, automotive supply, construction, industrial, healthcare and financial sectors. We believe the quality of CBS Personnel’s branch operations and its strong sales force provide CBS Personnel with a competitive advantage over other placement services. CBS Personnel’s senior management, collectively, has approximately 50 years of experience in the human resource outsourcing industry and other closely related industries.
      For the nine months ended September 30, 2005 and the fiscal year ended December 31, 2004, temporary staffing generated approximately 96.9% and 96.8%, respectively, of CBS Personnel’s revenues, while the employee leasing and temporary-to-permanent staffing and permanent placement accounted for the remaining 3.1% and 3.2% of revenues, respectively. For the nine months ended September 30, 2005 and September 30, 2004, CBS Personnel had revenues of approximately $405.5 million and $179.3 million, respectively, and net income of approximately $4.9 million and $4.7 million, respectively. Venturi Staffing Partners, Inc., or VSP, was acquired in September 2004 and therefore the nine months ended September 30, 2004 operating results only reflect revenues from VSP since its acquisition. For the fiscal year ended December 31, 2004, CBS Personnel had revenues of approximately $315.3 million and net income of approximately $7.4 million.
      CBS Personnel revenues are comprised of various staffing services that include temporary help, employee leasing, and permanent placement. CBS Personnel’s expenses are comprised of four components: direct cost of revenue, staffing expense, selling, general and administrative expense and amortization expense. Direct costs of revenue include the salaries paid to CBS Personnel’s temporary staffing employees, the costs of benefits and taxes for those employees, workers compensation costs and other direct costs. CBS Personnel’s gross profit margin will primarily be affected by the mix of services sold and the markups generated on employee labor costs.
      CBS Personnel operating expenses are comprised of three components: staffing expenses, selling, general and administrative expenses and amortization. Staffing expenses represent salaries and related costs for executive, finance, accounting and human resources personnel at corporate headquarters as well as at CBS Personnel’s network of offices. Selling, general and administrative expenses include expenses associated with the costs of operating CBS Personnel’s network of offices and corporate expenses including professional fees. CBS Personnel’s amortization expense relates primarily to the amortization of intangibles acquired in connection with the VSP acquisition and for the amortization of loan origination costs and depreciation of assets employed in the business.
      On September 30, 2004, CBS Personnel acquired VSP. The acquisition was funded using a $20.0 million subordinated term loan entered into by CBS Personnel and by approximately $10.3 million from the revolving credit facility. The results of operations for the nine months ended September 30, 2005 and for the fiscal year ended December 31, 2004 includes the results of this acquisition from the date of acquisition.

Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2004
      The table below summarizes the consolidated statement of operations data for CBS Personnel for the nine months ended September 30, 2005 and September 30, 2004.

	(Unaudited)
	Nine Months Ended
	September 30,

	2004	2005

	($ in thousands)
Revenues	$179,256	$405,486
Direct cost of revenues	144,498	329,536

Gross profit	34,758	75,950
Staffing expense	18,390	41,297
Selling, general and administrative expenses	10,027	22,063
Amortization expense	607	1,433

Income from operations	5,734	11,157
Interest expense	(828)	(3,398)
Other income	210	105

Income before provision for income taxes	5,116	7,864
Provision for income taxes	402	2,937

Net income	$4,714	$4,927

Revenues
      Revenues for the nine months ended September 30, 2005 was approximately $405.5 million as compared to approximately $179.3 million for the nine months ended September 30, 2004, an increase of approximately $226.2 million or approximately 126.2%. This increase was primarily due to both increased demand from new and existing customers and the acquisition of VSP on September 30, 2004. The acquisition of VSP contributed approximately $212.8 million of the increase in revenues.

Direct cost of revenues
      Direct cost of revenues for the nine months ended September 30, 2005 was approximately $329.5 million as compared to approximately $144.5 million for the nine months ended September 30, 2004, an increase of $185.0 million or approximately 128.1%. This increase was primarily due to the increase in revenues from the increased activity levels and from the acquisition of VSP which was approximately $171.9 million of the increase. As a percentage of revenue, direct cost for the nine months ended September 30, 2005 was approximately 81.3% as compared to approximately 80.6% for the nine months ended September 30, 2004. Direct cost of revenues increased as a percentage of revenue, primarily due to higher unemployment tax rates and an increase in the percentage of total revenue from lower margin industrial accounts. These factors were partially offset by increased permanent placement revenue, primarily attributable to the acquisition of VSP.

Staffing expense
      Staffing expense for the nine months ended September 30, 2005 was approximately $41.3 million as compared to approximately $18.4 million for the nine months ended September 30, 2004, an increase of approximately $22.9 million or 124.6%. This increase was primarily due to direct costs associated with the acquisition of VSP, which was approximately $21.8 million of the increase.

Selling, general and administrative expenses
      Selling, general and administrative expenses for the nine months ended September 30, 2005 were approximately $22.1 million as compared to approximately $10.0 million for the nine months ended September 30, 2004, an increase of approximately $12.0 million or approximately 120.0%. This increase was primarily due to the acquisition of VSP, which was approximately $10.8 million of the increase. Additional reasons for this increase include nonrecurring integration costs associated with the acquisition, which contributed approximately $1.1 million to the increase.

Amortization expense
      Amortization expense for the nine months ended September 30, 2005 was approximately $1.4 million as compared to approximately $0.6 million for the nine months ended September 30, 2004, an increase of approximately $0.8 million or approximately 136.1%.
      This increase was primarily due to the amortization of intangibles and fixed assets acquired in connection with the acquisition of VSP, which accounted for approximately $1.0 million of the increase.

Income from operations
      Income from operations was approximately $11.2 million for the nine months ended September 30, 2005 as compared to approximately $5.7 million for the nine months ended September 30, 2004, an increase of approximately $5.4 million or approximately 94.6%. This increase was primarily due to the acquisition of VSP, which contributed approximately $5.2 million of the increase.

Interest expense
      Interest expense was $3.4 million for the nine months ended September 30, 2005 as compared to approximately $0.8 million for the nine months ended September 30, 2004, an increase of approximately $2.6 million or approximately 310.4%. This increase was primarily due to higher borrowing levels associated with the financing of VSP as approximately $22.0 million of long-term debt was issued in connection with the acquisition.

Other income
      Other income was approximately $0.1 million for the nine months ended September 30, 2005 as compared to approximately $0.2 million for the nine months ended September 30, 2004, a decrease of approximately $0.1 million or approximately 50.0%. This decrease was primarily due to no rental income recognized in 2005 from the leased space in the Columbia Staffing building as this property was sold in December 2004.

Provision for income taxes
      The provision for income taxes for the nine months ended September 30, 2005 was approximately $2.9 million as compared to approximately $0.4 million for the nine months ended September 30, 2004, an increase of approximately $2.5 million. The provision for income taxes includes a tax benefit in the amount of approximately $1.3 million for the reduction of the deferred tax valuation allowance during fiscal 2004 as a result of a decrease in net deferred tax assets. The remaining increase is due to higher taxable income at statutory rates.

Net income
      Net income for the nine months ended September 30, 2005 was approximately $4.9 million as compared to approximately $4.7 million for the nine months ended September 30, 2004, an increase of approximately $0.2 million or 4.5%. The increase in net income was principally due to the acquisition of VSP, but was offset by increased interest expense and a higher provision for income taxes.

Fiscal Year Ended December 31, 2004 as Compared to Fiscal Year Ended December 31, 2003
      The table below summarizes the consolidated statement of operations data for CBS Personnel Holdings for the year ending December 31, 2004 and December 31, 2003.

	Fiscal Year Ended
	December 31,

	2003	2004

	($ in thousands)
Revenues	$194,717	$315,258
Direct cost of revenues	155,368	254,987

Gross profit	39,349	60,271
Staffing expense	23,081	31,974
Selling, general and administrative expenses	12,132	17,796
Amortization expense	491	1,051

Income from operations	3,645	9,450
Interest expense	(2,929)	(2,100)
Other income	224	148

Income before provision for income taxes	940	7,498
Provision for income taxes	117	85

Net income	$823	$7,413

Revenues
      Revenues for the year ended December 31, 2004 was approximately $315.3 million as compared to approximately $194.7 million for the year ended December 31, 2003, an increase of approximately $120.5 million or 61.9%. This increase was due to both increased demand from new and existing customers and the acquisition of VSP in September 30, 2004. Revenue from existing operations increased by approximately 26.1% or $50.9 million due largely to increasing demand for staffing services as a result of improvements in economic conditions during 2004. The acquisition of VSP contributed approximately $70.6 million of the increase in revenues.

Direct cost of revenues
      Direct cost of revenues for the year ended December 31, 2004 was approximately $255.0 million as compared to approximately $155.4 million for the year ended December 31, 2003, an increase of approximately $99.6 million or approximately 64.1%. This increase was primarily due to both increased activity levels and the acquisition of VSP which was approximately $56.8 million of the increase. As a percentage of revenue direct cost for the year ended December 31, 2004 was approximately 80.9% as compared to approximately 79.8% for the year ended December 31, 2003. Direct cost of revenues increased as a percentage of revenue, primarily due to higher unemployment tax rates and an increase in the percentage of total revenue from lower margin industrial accounts. These factors were partially offset by increased permanent placement revenue.

Staffing expense
      Staffing expense for the year ended December 31, 2004 was approximately $32.0 million as compared to approximately $23.1 million for the year ended December 31, 2003, an increase of approximately $8.9 million or approximately 38.5%. This increase was primarily due to direct costs associated with the acquisition of VSP, which was approximately $7.2 million of the increase. Staffing expense also increased by approximately $1.1 million due to an increase in variable compensation related to improved results.

Selling, general and administrative expenses
      Selling, general and administrative expenses for the year ended December 31, 2004 were approximately $17.8 million as compared to approximately $12.1 million for the year ended December 31, 2003, an increase of approximately $5.7 million or approximately 46.7%. This increase was primarily due to the acquisition of VSP, which was approximately $3.4 million of the increase. Additional reasons for this increase include nonrecurring integration costs associated with the acquisition of approximately $1.0 million.

Amortization expense
      Amortization expense for the year ended December 31, 2004 was approximately $1.1 million as compared to approximately $0.5 million for the year ended December 31, 2003, an increase of approximately $0.6 million or approximately 114.1%. This increase was primarily due to the amortization of intangibles and fixed assets acquired in connection with the acquisition of VSP, which accounted for approximately $0.3 million of the increase.

Income from operations
      Income from operations was approximately $9.5 million for the year ended December 31, 2004 as compared to approximately $3.6 million for the year ended December 31, 2003, an increase of approximately $5.8 million or approximately 159.3%. The increase was primarily due to increased demand as a result of improving economic conditions and the acquisition of VSP, which contributed approximately $1.7 million of the increase.

Interest expense
      Interest expense was approximately $2.1 million for the year ended December 31, 2004 as compared to approximately $2.9 million for the year ended December 31, 2003, a decrease of approximately $0.8 million. Interest expense decreased due to a lower effective interest rate associated with a revised credit agreement entered into in 2004. These benefits were offset by higher borrowing levels in the fourth quarter of the year as a result of the VSP acquisition.

Other income
      Other income was approximately $0.1 million for the year ended December 31, 2004 as compared to approximately $0.2 million for the year ended December 31, 2003, a decrease of approximately $76 thousand. This decrease was primarily due to the loss on a sale of the Columbia Staffing building.

Provision for income taxes
      The provision for income taxes for the year ended December 31, 2004 was approximately $0.1 million as compared to approximately $0.1 million for the year ended December 31, 2003. The provision for income taxes includes a tax benefit in the amount of approximately $1.8 million for the reversal of the deferred tax valuation during fiscal 2004 that was deemed not to be necessary.

Net income
      Net income for the year ended December 31, 2004 was approximately $7.4 million as compared to approximately $0.8 million for the year ended December 31, 2003, an increase of approximately $6.6 million or 800.7%. This increase was principally due to increased demand as a result of improving economic conditions, the acquisition of VSP and a lower level interest expense.

Fiscal Year ended December 31, 2003 as Compared to Fiscal Year Ended December 31, 2002
      The table below summarizes the consolidated statement of operations data for CBS Personnel Holdings for the year ending December 31, 2003 and December 31 2002.

	Year Ended December 31,

	2002	2003

	($ in thousands)
Revenues	$180,232	$194,717
Direct cost of revenues	141,460	155,368

Gross profit	38,772	39,349
Staffing expense	23,184	23,081
Selling, general and administrative expenses	12,391	12,132
Amortization expense	784	491

Income from operations	2,413	3,645
Interest expense	(4,566)	(2,929)
Other income	246	224

Income before provision for income taxes	(1,907)	940
Provision for income taxes	30	117

Net (loss) income	$(1,937)	$823

Revenues
      Revenues for the year ended December 31, 2003 was approximately $194.7 million as compared to approximately $180.2 million for the year ended December 31, 2002, an increase of approximately $14.5 million or 8.0%. This increase was primarily the result of an increase in the number of hours billed for temporary staffing services. The increase in number of hours billed was driven mainly by an increase in the number of large on-site program accounts managed during the year.

Direct cost of revenues
      Direct cost of revenues for the year ended December 31, 2003 was approximately $155.4 million as compared to approximately $141.5 million for the year ended December 31, 2002 an increase of approximately $13.9 million or 9.8%. Direct cost increased due mainly to the increase in hours billed. As a percentage of revenue, direct cost for the year ended December 31, 2003 was approximately 79.8% as compared to approximately 78.5% for the year ended December 31, 2002. The increase in direct cost as a percentage of revenues was primarily due to an increased share of revenues coming from industrial staffing services, particularly larger on-site program accounts, which has a lower margin.

Staffing expense
      Staffing expense for the year ended December 31, 2003 was approximately $23.1 million as compared to approximately $23.2 million for the year ended December 31, 2002, a decrease of approximately $0.1 million or 0.4%. This decrease was primarily due to the integration of the corporate support structure for Columbia Staffing, which relocated accounting and other back office functions to corporate headquarters in Cincinnati, Ohio.

Selling, general and administrative expenses
      Selling, general and administrative expenses for the year ended December 31, 2003 were approximately $12.1 as compared to approximately $12.4 million for the year ended December 31, 2002, a decrease of approximately $0.3 million or approximately 2.1%. This decrease was primarily due to the above mentioned integration.

Amortization expense
      Amortization expense for the year ended December 31, 2003 was approximately $0.5 million as compared to approximately $0.8 million for the year ended December 31, 2002, a decrease of approximately $0.3 million or approximately 37.4%. This decrease was primarily due to an amendment to a senior debt agreement in November 2002.

Operating income
      Income from operations was approximately $3.6 million for the year ended December 31, 2003 as compared to approximately $2.4 million for the year ended December 31, 2002, an increase of approximately $1.2 million or approximately 51.1%. This increase was primarily due to an increase in number of hours billed and reduced operating expenses.

Interest expense
      Interest expense was approximately $2.9 million for the year ended December 31, 2003 as compared to approximately $4.6 million for the year ended December 31, 2002, a decrease of approximately $1.6 million or approximately 35.9%. This decrease was due to principal payments made in 2003 to repay portions of the term loan and revolving credit facility.

Net income (loss)
      Net income for the year ended December 31, 2003 was approximately $0.8 million as compared to a loss of approximately $1.9 million for the year ended December 31, 2002, an increase of approximately $2.8 million. This increase was primarily due to an increase in number of hours billed, reduced operating expenses and a reduction in interest expense.

Liquidity and Capital Resources
      The ability of CBS Personnel to satisfy its obligations will depend on its future performance, which will be subject to prevailing economic, financial, business and other factors, most of which are beyond its control. Future capital requirements for CBS Personnel are expected to be provided by cash flows from operating activities and cash on hand at September 30, 2005. As of September 30, 2005, CBS Personnel had approximately $1.5 million in cash and cash equivalents and working capital of approximately $23.1 million. To the extent future capital requirements exceed cash flows from operating activities, CBS Personnel anticipates that:

•	working capital will be financed by CBS Personnel’s revolving credit facility as discussed below and repaid from subsequent reductions in current assets or from subsequent earnings;

•	capital expenditures will be financed by the use of the revolving credit facility; and

•	third-party long-term debt will be refinanced with long-term debt with similar terms.
      At September 30, 2005, CBS Personnel had a senior credit facility that consisted of a $50.0 million revolving credit facility and a term loan. The revolving credit facility allows for the issuance of letters of credit and expires on June 30, 2009. At September 30, 2005, approximately $10.3 million of borrowings (of which $0.3 million was classified as current) and approximately $19.6 million of letters of credit were outstanding under this facility, leaving availability of approximately $20.1 million at September 30, 2005. The term loan, which matures on June 30, 2008, had a balance outstanding of approximately $6.6 million at September 30, 2005 of which approximately $2.0 million was classified as current.
      At September 30, 2005, CBS Personnel also had other long-term debt outstanding of approximately $20.5 million. This other long term debt consisted of a $20 million term loan that was incurred as part of the acquisition of VSP and bears interest at 12% plus a margin of 2.5% based on defined debt to EBITDA ratios. The note is due in full on December 31, 2009 and is subordinate to borrowings under the senior credit facility described above.

Discussion of changes in cash flows for the nine months ended September 30, 2005 versus the nine month ended September 30, 2004
      Cash provided by operating activities was approximately $9.7 million in the nine months ended September 30, 2005, compared to cash provided by operating activities of approximately $0.4 million in the nine months ended September 30, 2004. The cash provided by operating activities in the nine months ended September 30, 2005 was attributable to net income of approximately $4.9 million, non-cash charges of approximately $1.2 million and net decreases in operating assets and liabilities of approximately $3.6 million. The impact of changes in operating assets and liabilities may change in future periods, depending on the timing of each period end in relation to items such as internal payroll and billing cycles, payments from customers, payments to vendors and interest payments. The cash provided by operating activities in the nine months ended September 30, 2004 was attributable to net income of approximately $4.7 million and non-cash charges of approximately $1.5 million partially offset by net increases in operating assets and liabilities of approximately $5.9 million. The non-cash charges consist of depreciation, amortization and deferred taxes.
      Cash used in investing activities was approximately $0.6 million in the nine months ended September 30, 2005, compared to cash used in investing activities of approximately $30.4 million in the nine months ended September 30, 2004. Cash used in investing activities in the nine months ended September 30, 2005 was used in purchases of property and equipment. Cash used in investing activities in the nine months ended September 30, 2004 included approximately $30.3 million related to the acquisition of VSP and approximately $0.2 million in purchases of property and equipment.
      Cash used in financing activities was approximately $8.5 million for the nine months ended September 30, 2005 as compared to cash provided by financing activities of approximately $30.2 million for the nine months ended September 30, 2004. Cash used in financing activities in the nine months ended September 30, 2005 included approximately $6.0 million for the repayment of CBS Personnel’s revolving credit facility and approximately $3.1 million for the repayment of long term debt. These uses were partially offset by the issuance of approximately $0.5 million of long term debt and approximately $0.1 million in proceeds from the exercise of stock options. Cash provided by financing activities for the nine months ended September 30, 2004 included the issuance of approximately $20.0 million in long-term debt related to the acquisition of VSP, an increase of approximately $13.8 million in CBS Personnel’s revolving line of credit and approximately $0.2 million in proceeds from the exercise of stock options. These sources of cash were partially offset by the repayment of approximately $3.8 million in long-term debt.

Discussion of changes in cash flows for the fiscal year ended December 31, 2004 versus the fiscal year ended December 31, 2003
      Cash provided by operating activities was approximately $4.1 million for the year ended December 31, 2004, compared to cash provided by operating activities of approximately $3.5 million for the year ended December 31, 2003. The cash provided by operating activities in the year ended December 31, 2004 was attributable to net income of approximately $7.4 million and non-cash charges of approximately $0.8 million partially offset by net changes in operating assets and liabilities of approximately $4.1 million. The cash provided by operating activities in year ended December 31, 2003 was attributable to net income of approximately $0.8 million, non-cash charges of approximately $1.9 million and a net decrease in operating assets and liabilities of approximately $0.7 million.
      Cash used in investing activities was approximately $30.1 million in the year ended December 31, 2004 as compared to cash used in investing activities of approximately $0.3 million in year ended December 31, 2003. Cash used in investing activities in the year ended December 31, 2004 consisted of approximately $30.3 million related to the acquisition of VSP and approximately $0.9 million in the purchase of property, plant and equipment partially offset by $1.1 million in proceeds from the sale of property, plant and equipment. Cash used in investing activities in the year ended December 31, 2003 was due to the purchase of approximately $0.3 million of property and equipment.

      Cash provided by financing activities was approximately $26.6 million for the year ended December 31, 2004 as compared to cash used in financing activities of approximately $3.7 million for the year ended December 31, 2003. Cash provided by financing activities in the year ended December 31, 2004 included approximately $20.0 million of proceeds from the issuance of long-term debt related to the acquisition of VSP, an increase in CBS Personnel’s revolving line of credit of approximately $11.9 million and $0.2 million in proceeds from the exercise of stock options. These sources were partially offset by the repayment of approximately $5.5 million of long-term debt. Cash used in financing activities in the year ended December 31, 2003 included the repayment of approximately $3.1 million of long-term debt and the reduction of CBS Personnel’s revolving credit facility of approximately $0.7 million.

Commitments and Contingencies
      CBS Personnel’s principal commitments at September 30, 2005 consisted primarily of its commitments related to the long-term debt and for obligations incurred under operating leases.
      The following table summarizes CBS Personnel’s significant contractual obligations for the repayment of debt and payment of other contractual obligations as of September 30, 2005.

	Payments Due by Period

		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

	($ in thousands)
Long-term debt	$37,350	$2,338	$4,526	$30,486	$—
Operating lease obligations	$17,082	$5,731	$9,693	$1,098	$560

Total contractual cash obligations	$54,432	$8,069	$14,219	$31,584	$560

      On September 30, 2004, CBS Personnel entered into an interest rate swap agreement to manage its exposure to interest rate movements in its variable rate debt. CBS Personnel pays interest at a fixed rate of 3.07% and receives interest from the counter-party at one month LIBOR (3.84% at September 30, 2005). The notional principal amount was $13.9 million at September 30, 2005. The agreement terminates on September 30, 2007.
      CBS Personnel believes that, for the foreseeable future, it will have sufficient cash resources to meet the commitments described above and for current anticipated working capital and capital expenditure requirements. CBS Personnel’s future liquidity and capital requirements will depend upon numerous factors, including retention of customers at current volume and revenue levels, ability to refinance long-term debt at acceptable terms and competing technological and market developments.

Quantitative and Qualitative Disclosures about Market Risk
      CBS Personnel is exposed to interest rate risk primarily through its senior credit facilities since these instruments all bear interest at variable interest rates. At September 30, 2005, CBS Personnel had outstanding borrowings under these debt instruments that totaled approximately $16.9 million. This exposure is minimal as most of this debt is hedged to minimize exposure to interest rate movements on CBS Personnel’s variable rate debt.
      CBS Personnel also selectively uses derivative financial instruments to manage its exposure to interest rate movements on its variable rate debt. See the section entitled “— Other” for a description of the interest rate swap agreement.

Crosman

Overview
      Crosman, headquartered in East Bloomfield, New York, was one of the first manufacturers of airguns and is a leading manufacturer and distributor of recreational airgun products and related accessories. Crosman also designs, markets and distributes paintball products and related accessories through Diablo Marketing, LLC (d/b/a Game Face Paintball), or GFP, its 50%-owned joint venture. Crosman’s products are sold in over 6,000 retail locations worldwide through approximately 500 retailers, which include mass retailers, such as Wal-Mart and Kmart, and sporting goods retailers, such as Dick’s Sporting Goods and Big 5 Sporting Goods. While Crosman’s primary market is the United States (accounting for approximately 87% of net sales for the fiscal year ended June 30, 2005 and 85% and 86% of net sales for the quarters ended September 26, 2004 and October 2, 2005, respectively), Crosman distributes its products in 44 countries worldwide.
      The Crosmantm brand is one of the pre-eminent names in the recreational airgun market and is widely recognized in the broader outdoor sporting goods industry. Crosman markets a full line of recreational airgun products, airgun accessories and related products under its own trademark brands as well as under other well-established brands through licensing or distribution agreements. Crosman markets paintball products, including markers (which are paintball projection devices), paintballs, paintball accessories and related products, primarily under the Game Facetm brand. Crosman’s senior management, collectively, has approximately 77 years of experience in the recreational products industry and closely related industries.
      For the quarters ended October 2, 2005 and September 26, 2004, Crosman had net sales of approximately $20.5 million and $15.5 million, respectively, and net income of approximately $0.6 million and $0.3 million, respectively. For the fiscal year ended June 30, 2005, Crosman had net sales of approximately $70.1 million and net income of approximately $0.5 million.
      Crosman’s net sales are comprised of sales of airguns, soft air airguns and related consumables, accessories and other products. Crosman’s operating expenses are comprised of three components: cost of sales, selling, general and administrative expenses and amortization expense. Cost of sales primarily consists of raw materials, salaries and related personnel expenses, depreciation, shipping, warranty costs and manufacturing overhead. Crosman’s gross profit will primarily be affected by a mix of products sold and manufacturing volume.
      Crosman’s selling, general and administrative expenses are comprised of selling expenses and general and administrative expenses. Selling expenses consist primarily of salaries, commissions and related expenses for sales and marketing, as well as costs associated with trade shows and other marketing expenses. Crosman’s general and administrative expenses consist primarily of salaries and related expenses for executive, finance, accounting and human resources personnel, insurance, information technology costs, professional fees, related party management fees and other corporate expenses. Crosman’s amortization expense relates to the amortization of intangibles and deferred financing costs incurred in connection with the acquisition of Crosman in February 2004.
      On February 10, 2004, Crosman Corporation was acquired by a subsidiary of CGI. To facilitate comparisons, the results of Crosman and the predecessor company for fiscal year ended June 30, 2004 were combined as applicable. During fiscal year ended June 30, 2005, Crosman pursued a public offering in the Canadian Income Trust market that was ultimately not completed.
      Crosman operates on a 4-4-5 method whereby the first eleven months of the fiscal year close on a Sunday. Eight of Crosman’s fiscal months have four weeks; three of the months have five weeks. July generally has less than four weeks to ensure the month ends on a Sunday, and June generally has more than four weeks as the fiscal year always ends on June 30, regardless of the day of the week. The quarter ended October 2, 2005 contained one extra week as compared to the quarter ended September 26, 2004. However, Crosman’s management does not believe the extra week to be material for comparison purposes.

Results of Operations

Quarter Ended October 2, 2005 Compared to Quarter Ended September 26, 2004
      The table below summarizes the consolidated statement of operations data for Crosman for the quarter ended October 2, 2005 and the quarter ended September 26, 2004.

	(Unaudited)
	Quarter Ended

	September 26,	October 2,
	2004	2005

	($ in thousands)
Net sales	$15,511	$20,468
Cost of sales	11,316	15,490

Gross profit	4,195	4,978
Selling, general and administrative expenses	2,509	2,441
Amortization expense	155	179

Operating income	1,531	2,358
Interest expense	1,055	1,326
Equity in losses of investee	109	48
Other income	(121)	(52)

Income before provision for income taxes	488	1,036
Provision for income taxes	141	392

Net income	$347	$644

Net sales
      Net sales for the quarter ended October 2, 2005 was approximately $20.5 million as compared to approximately $15.5 million for the quarter ended September 26, 2004, an increase of approximately $5.0 million or 32.0%. This increase was primarily due to the growth in revenues from Soft Air products which increased by approximately $4.4 million over the prior period and by increased airgun sales of approximately $0.9 million. Crosman began selling its Soft Air products in May 2002 and by leveraging its customer relationships, distribution and brand name, Crosman was able to take advantage of growth in the overall soft air market. Net sales of consumables, accessories and other products for the quarter ended October 2, 2005 decreased by approximately $0.3 million as compared to the quarter ended September 26, 2004.

Cost of sales
      Cost of sales for the quarter ended October 2, 2005 was approximately $15.5 million as compared to approximately $11.3 million for the quarter ended September 26, 2004, an increase of approximately $4.2 million or 36.9%. This increase was primarily due to the increase in net sales. Gross profit margin decreased by approximately 2.7% from 27.0% to 24.3% primarily due to a shift in revenue mix. The revenue mix was impacted by Soft Air products sales, which have a lower overall margin than Crosman’s manufactured products, as Soft Air products made up a larger percentage of sales in the current period than in the comparable prior quarter.

Selling, general and administrative expenses
      Selling, general and administrative expenses for the quarter ended October 2, 2005 were approximately $2.4 million as compared to approximately $2.5 million for the quarter ended September 26, 2004, a decrease of approximately $0.1 million or 2.7%. Selling, general and administrative expenses decreased due to a change in vacation policy such that employees earn vacation time in the current fiscal year over the course of the entire year, rather than at the beginning of the fiscal year as was the practice for last fiscal year. Crosman incurred approximately $0.1 million less vacation expense in the quarter ended October 2, 2005 than it did in the comparable prior quarter.
      As a percentage of revenue, selling, general and administrative expenses decreased from approximately 16.2% in the first quarter of fiscal 2005 to approximately 11.9% in the first quarter of fiscal 2006. The primary reason for the decrease in the costs as a percentage of revenues is due to Crosman’s operating leverage of being able to increase revenue without significantly increasing selling, general and administrative costs other than for increased commission expense.

Amortization expense
      Amortization expense for the quarter ended October 2, 2005 was approximately $0.2 million as compared to approximately $0.2 million for the quarter ended September 26, 2004, an increase of approximately $24 thousand or 15.5%. This increase was primarily due to additional amortization related to fees paid in connection with the refinancing of Crosman’s debt in August 2005.

Operating income
      Operating income for the quarter ended October 2, 2005 was approximately $2.4 million as compared to approximately $1.5 million for the quarter ended September 26, 2004, an increase of approximately $0.8 million or 54.0%. This increase was primarily due to increased revenues from Soft Air products as described above.

Interest expense
      Interest expense for the quarter ended October 2, 2005 was approximately $1.3 million as compared to approximately $1.1 million for the quarter ended September 26, 2004, an increase of approximately $0.3 million or 25.7%. This increase was primarily due to increases in the interest rates charged to Crosman on its variable rate debt.

Equity in losses of investee
      Equity in losses of investee for the quarter ended October 2, 2005 was a loss of approximately $48 thousand as compared to a loss of approximately $0.1 million for the quarter ended September 26, 2004, a decreased loss of approximately $61 thousand or 56.0%. The lower losses were primarily due to increased sales at GFP with slightly lower operating costs.

Other income
      Other income for the quarter ended October 2, 2005 was approximately $52 thousand as compared to approximately $0.1 million for the quarter ended September 26, 2004, a decrease of approximately $69 thousand or 57.0%. This decrease was primarily due to costs incurred in connection with the refinancing of Crosman’s debt in August 2005.

Provision for income taxes
      Provision for income taxes for the quarter ended October 2, 2005 was approximately $0.4 million as compared to approximately $0.1 million for the quarter ended September 26, 2004, an increase of approximately $0.3 million or 178.0%. This increase was primarily due to the higher pre-tax income for the quarter ended October 2, 2005. The effective tax rate increased from approximately 28.9% in the first quarter of fiscal 2005 to the rate of approximately 37.8% in the first quarter of fiscal year 2006 due primarily to significant investment tax credits earned in the first quarter of fiscal 2005 associated with investments in machinery and equipment.

Net income
      Net income for the quarter ended October 2, 2005 was approximately $0.6 million as compared to approximately $0.3 million for the quarter ended September 26, 2004, an increase of approximately $0.3 million or 85.6%. This increase was primarily due the increase in operating income partially offset by higher interest expense and provision for income taxes.

Fiscal Year Ended June 30, 2005 Compared to Fiscal Year Ended June 30, 2004
      The table below summarizes the consolidated statement of operations data for Crosman for the fiscal years ending June 30, 2005 and June 30, 2004.

	Fiscal Year Ended
	June 30,

	2004(1)	2005

	($ in thousands)
Net sales	$63,626	$70,060
Cost of sales	43,719	50,874

Gross profit	19,907	19,186
Selling, general and administrative expenses	9,513	10,526
Amortization expense	328	629

Operating income	10,066	8,031
Interest expense	1,990	4,638
Equity in (income) loss of investee	(56)	241
Recapitalization and foregone offering costs	2,497	3,022
Other (income)	(600)	(471)

Income before provision for income taxes	6,235	601
Provision for income taxes	2,287	112

Net income	$3,948	$489

(1)	The results of the predecessor and successor companies were combined to facilitate this comparison for fiscal year ended June 30, 2004.

Net sales
      Net sales for the fiscal year ended June 30, 2005 was approximately $70.1 million as compared to approximately $63.6 million for the year ended June 30, 2004, an increase of approximately $6.4 million or 10.1%. This increase was primarily due to an increase in revenue from Soft Air products which increased by approximately $9.8 million over the prior period. This increase was partially offset by a reduction in revenue from airgun rifle and pistol products of approximately $3.1 million due primarily to a change in promotional strategies at some of Crosman’s key accounts.

Cost of sales
      Cost of sales for the fiscal year ended June 30, 2005 was approximately $50.9 million as compared to approximately $43.7 million for the fiscal year ended June 30, 2004, an increase of approximately $7.2 million or 16.4%. This increase was primarily due to the increase in net sales and from increased raw material costs. Gross profit margin decreased by approximately 3.9% to approximately 27.4% in fiscal 2005 from approximately 31.3% in fiscal 2004 as a result of revenue mix and a liquidation of certain inventories at lower than standard margins. The revenue mix was impacted by Soft Air products sales, which have a lower overall margin than Crosman’s manufactured products, as Soft Air products made up a larger percentage of sales in the current period than in the comparable prior year.

Selling, general and administrative expenses
      Selling, general and administrative expenses for the fiscal year ended June 30, 2005 were approximately $10.5 million as compared to approximately $9.5 million for the year ended June 30, 2004, an increase of approximately $1.0 million or 10.6%. This increase was primarily due to increased royalties paid on new product sales, additional commissions paid due to the increase in net sales and from increased sales and marketing personnel required to support Crosman’s growth.

Amortization expense
      Amortization expense for the fiscal year ended June 30, 2005 was approximately $0.6 million as compared to approximately $0.3 million for the year ended June 30, 2004, an increase of approximately $0.3 million or 91.8%. This increase was primarily due to a full year of amortization of the intangibles acquired in February 2004.

Operating income
      Operating income was approximately $8.0 million for the fiscal year ended June 30, 2005 as compared to approximately $10.1 million for the fiscal year ended June 30, 2004, a decrease of approximately $2.0 million or 20.2%. This decrease was primarily due to the lower gross profit and increased selling, general and administrative and amortization expenses as described above.

Interest expense
      Interest expense was approximately $4.6 million for the fiscal year ended June 30, 2005 as compared to approximately $2.0 million for the fiscal year ended June 30, 2004 an increase of approximately $2.6 million or 133.1%. This increase was primarily due to increased debt levels associated with Crosman’s acquisition by a subsidiary of CGI.

Equity in (income) loss of investee
      Equity in (income) loss of investee for the year ended June 30, 2005 was a loss of approximately $0.2 million as compared to income of approximately $0.1 million for the year ended June 30, 2004, a decrease of approximately $0.3 million or 430.4%. The increased loss was primarily due to decreased sales at GFP as sales were negatively impacted by higher inventories at customer locations resulting in curtailed purchases.

Recapitalization and foregone offering costs
      Recapitalization and foregone offering costs was approximately $3.0 million for the fiscal year ended June 30, 2005 as compared to approximately $2.5 million for the fiscal year ended June 30, 2004, an increase of approximately $0.5 million or 21.0%. These expenses were driven in the fiscal year ended June 30, 2005 by Crosman’s contemplated equity offering and in fiscal 2004 by the recapitalization associated with the acquisition by a subsidiary of CGI.

Other (income)
      Other income was approximately $0.5 million for the fiscal year ended June 30, 2005 as compared to approximately $0.6 million for the fiscal year ended June 30, 2004, a decrease of approximately $0.1 million or 21.5%. This decrease was primarily due to lower billings to GFP associated with decreased sales at GFP as described above.

Provision for income taxes
      Provision for income taxes was approximately $0.1 million for the fiscal year ended June 30, 2005 as compared to approximately $2.3 million for the year ended June 30, 2004, a decrease of approximately $2.2 million or 95.1%. This decrease was primarily due to the lower pre-tax income for the fiscal year ended June 30, 2005. The effective tax rate in fiscal 2005 was approximately 18.6% due primarily to significant investment tax credits earned during the year.

Net income
      Net income for the fiscal year ended June 30, 2005 was approximately $0.5 million as compared to approximately $3.9 million for fiscal year ended June 30, 2004, a decrease of approximately $3.4 million or 87.6%. This decrease was primarily due to the decrease in operating income combined with increased interest expense and increased other expenses, partially offset by the lower provision for income taxes.

Fiscal Year Ended June 30, 2004 Compared to Fiscal Year Ended June 30, 2003
      The table below summarizes the consolidated statement of operations data for Crosman for the fiscal years ending June 30, 2004 and June 30, 2003.

	Fiscal Year Ended
	June 30,

	2003	2004(1)

	($ in thousands)
Net sales	$53,333	$63,626
Cost of sales	37,382	43,719

Gross profit	15,951	19,907
Selling, general and administrative expenses	8,749	9,513
Amortization expense	132	328

Operating income	7,070	10,066
Interest expense	1,978	1,990
Equity in (income) of investee	(158)	(56)
Recapitalization and foregone offering costs	—	2,497
Other (income)	(266)	(600)

Income before provision for income taxes	5,516	6,235
Provision for income taxes	2,122	2,287

Net income	$3,394	$3,948

(1)	The results of the predecessor and successor companies were combined to facilitate this comparison for fiscal year ended June 30, 2004.

Net sales
      Net sales for the fiscal year ended June 30, 2004 was approximately $63.6 million as compared to approximately $53.3 million for the year ended June 30, 2003, an increase of approximately $10.3 million or 19.3%. This increase was primarily due to the growth in net sales from Soft Air products of approximately $4.7 million and from increased sales of Soft Air airgun rifles and pistols of approximately $3.3 million primarily resulting from new product placement at many of Crosman’s larger customer accounts. Sales of consumables increased by approximately $2.0 million as a result of the corresponding increase in the sales of Soft Air and airgun products.

Cost of sales
      Cost of sales for the fiscal year ended June 30, 2004 was approximately $43.7 million as compared to approximately $37.4 million for the fiscal year ended June 30, 2003, an increase of approximately $6.3 million or 17.0%. This increase was primarily due to the increase in net sales. Gross profit margins increased by approximately 1.4% to approximately 31.4% in fiscal 2004 from approximately 29.9% in fiscal 2003 as a result of product mix and by increased operating leverage partially offset by increased steel costs due to higher worldwide steel prices.

Selling, general and administrative expenses
      Selling, general and administrative expenses for the fiscal year ended June 30, 2004 were approximately $9.5 million as compared to approximately $8.7 million for the year ended June 30, 2003, an increase of approximately $0.8 million or 8.7%. This increase was primarily due to increased royalty payments on new product sales, additional sales commissions as a result of increased sales levels and increased executive compensation expense as a result of Crosman’s improved performance. As a percentage of revenues, selling general and administrative expenses decreased from approximately 16.4% in fiscal 2003 to approximately 15.0% in fiscal 2004. Crosman’s operating leverage allowed it to incur the increased costs described above without increases in its costs as a percentage of revenues.

Amortization expense
      Amortization expense for the fiscal year ended June 30, 2004 was approximately $0.3 million as compared to approximately $0.1 million for the year ended June 30, 2003, an increase of approximately $0.2 million or 148.5%. This increase was primarily due to the amortization of the intangibles acquired in February 2004.

Operating income
      Operating income was approximately $10.1 million for the fiscal year ended June 30, 2004 as compared to approximately $7.1 million for the fiscal year ended June 30, 2003, an increase of approximately $3.0 million or 42.4%. This increase was largely due to increased net sales levels and reduced operating cost as a percentage of net sales.

Interest expense
      Interest expense was approximately $2.0 million for the fiscal year ended June 30, 2004 as compared to approximately $2.0 million for the fiscal year ended June 30, 2003, an increase of approximately $12 thousand or 0.6%. Interest expense in fiscal 2004 includes a write-off of approximately $0.6 million for the unamortized original issue discount resulting from the recapitalization in 2004. Interest expense otherwise decreased as higher rate subordinated debt comprised a greater percentage of total debt in fiscal year ended June 30, 2003 than it did in fiscal year ended June 30, 2004.

Equity in (income) of investee
      Equity in income of investee for the year ended June 30, 2004 was approximately $0.1 million as compared to approximately $0.2 million for the year ended June 30, 2003, a decrease of approximately $0.1 million. Despite increased sales at GFP in fiscal year ended June 30, 2004, GFP’s net income decreased due to higher operating costs.

Recapitalization and foregone offering costs
      Recapitalization and foregone offering costs was approximately $2.5 million for the fiscal year ended June 30, 2004. These expenses were driven in fiscal year 2004 by the recapitalization associated with the acquisition by a subsidiary of CGI.

Other (income)
      Other income was approximately $0.6 million for the fiscal year ended June 30, 2004 as compared to income of approximately $0.3 million for the fiscal year ended June 30, 2003 an increase of approximately $0.3 million or 125.6%. This increase was primarily due to higher billings to GFP associated with increased sales at GFP as described above.

Provision for income taxes
      Provision for income taxes for the fiscal year ended June 30, 2004 was approximately $2.3 million as compared to approximately $2.1 million for the year ended June 30, 2003, an increase of approximately $0.2 million or 7.8%. This increase was primarily due to the higher pre-tax income for fiscal year ended June 30, 2004. The effective rate in 2004 decreased to approximately 36.7% from approximately 38.5% primarily as a result of more investment tax credits generated in 2004 than in 2003.

Net income
      Net income for the fiscal year ended June 30, 2004 was approximately $3.9 million as compared to approximately $3.4 million for the fiscal year ended June 30, 2003, an increase of approximately $0.6 million or 16.3%. This increase was primarily due to the increase in operating income as described above partially offset by increased recapitalization expense and higher income taxes.

Liquidity and Capital Resources
      The ability of Crosman to satisfy its obligations will depend on its future performance, which will be subject to prevailing economic, financial, business and other factors, most of which are beyond its control. Future capital requirements for Crosman are expected to be provided by cash flows from operating activities and cash on hand at October 2, 2005. As of October 2, 2005, Crosman had approximately $0.2 million in cash and cash equivalents and working capital of approximately $19.0 million. To the extent future capital requirements exceed cash flows from operating activities, Crosman anticipates that:

•	working capital will be financed by Crosman’s revolving credit facility as discussed below and repaid from subsequent reductions in current assets or from future earnings;

•	capital expenditures will be financed from the revolving credit facility; and

•	long-term debt will be refinanced with long-term debt with similar terms.
      At October 2, 2005, Crosman had a approximately $20.0 million revolving credit facility. The revolving credit facility expires in December 2008. At October 2, 2005, approximately $9.1 million of borrowings was outstanding under the revolving credit facility.
      At October 2, 2005, Crosman had approximately $39.8 million of long-term debt outstanding of which approximately $2.6 million was classified as current. The entire amount of this debt was incurred as part of the acquisition by a subsidiary of CGI and bears interest based on LIBOR and is due in various installments through December 2008. Crosman intends to fund the repayment of the current maturity of approximately $2.6 million with proceeds generated from operations. The remaining $14.0 million of long-term debt outstanding was also incurred as part of the acquisition by a subsidiary of CGI and is due to a 14% stockholder of Crosman. This long-term debt is a senior subordinated note that bears interest at 16.5%, of which 12% is payable currently and 4.5% is deferred until February, 2009. The principal is due on February 10, 2010.
      The seasonal nature of Crosman’s sales requires significantly higher working capital investments from September through January than the average working capital requirements of Crosman. Consequently, interim results for Crosman are not necessarily indicative of the full fiscal year and quarterly results may vary substantially, both within a fiscal year and between comparable fiscal years. The effects of seasonality could have a material adverse impact on Crosman’s financial condition and results of operations.

Discussion of changes in cash flows for the quarter ended October 2, 2005 versus the quarter ended September 26, 2004
      Cash provided by operating activities was approximately $1.3 million for the quarter ended October 2, 2005, compared to cash used in operating activities of approximately $2.1 million in the quarter ended September 26, 2004. The cash provided by operating activities in the quarter ended October 2, 2005 was attributable to net income of approximately $0.6 million and non-cash charges of approximately

$0.7 million partially offset by net changes in operating assets and liabilities of approximately $0.1 million. The impact of changes in operating assets and liabilities may change in future periods, depending on the timing of each period end in relation to items such as internal payroll and billing cycles, payments from customers, payments to vendors and interest payments. The cash used in operating activities in the quarter ended September 26, 2004 was attributable to net income of approximately $0.3 million and non-cash charges of approximately $0.7 million offset by net changes in operating assets and liabilities of approximately $3.0 million which was largely due to a build up in inventories. The non-cash charges largely consist of depreciation, amortization and non-cash interest expense.
      Cash used in investing activities was approximately $0.3 million in the quarter ended October 2, 2005, compared to cash used in investing activities of approximately $0.6 million in the quarter ended September 26, 2004. Cash used in investing activities during both periods were exclusively for capital expenditures.
      Cash used in financing activities was approximately $1.6 million for the quarter ended October 2, 2005 as compared to cash provided by financing activities of approximately $2.9 million for the quarter ended September 26, 2004. Cash used in financing activities in the quarter ended October 2, 2005 included approximately $26.0 million from the issuance of long-term debt offset by approximately $24.2 million for the repayment of long-term obligations, approximately $1.3 million in net repayments under Crosman’s revolving credit facility and by approximately $2.1 million of financing and the payment of foregone offering costs incurred in 2005. Cash provided by financing activities for the quarter ended September 26, 2004 was due to net borrowings under Crosman’s revolving credit facility of approximately $3.5 million partially offset by approximately $0.6 million for the repayment of long-term obligations and for the redemption of common stock.

Discussion of changes in cash flows for the fiscal year ended June 30, 2005 versus the fiscal year ended June 30, 2004
      Cash provided by operating activities was approximately $3.1 million for the year ended June 30, 2005, compared to cash provided by operating activities of approximately $8.6 million for the year ended June 30, 2004. The cash provided by operating activities in the year ended June 30, 2005 was attributable to net income of approximately $0.5 million and non-cash charges of approximately $6.1 million partially offset by a net change in operating assets and liabilities of approximately $3.5 million. The cash provided by operating activities in year ended June 30, 2004 was attributable to net income of approximately $3.9 million and non-cash charges of approximately $6.0 million partially offset by a net change in operating assets of approximately $1.3 million. The non-cash charges largely consist of depreciation and amortization of approximately $2.8 million and foregone offering costs of approximately $3.0 million in fiscal 2005 and depreciation and amortization of approximately $2.4 million and recapitalization expenses of approximately $2.5 million in fiscal 2004.
      Cash used in investing activities was approximately $2.0 million for the year ended June 30, 2005 as compared to cash used in investing activities of approximately $67.0 million for the year ended June 30, 2004. Cash used for investing activities in the year ended June 30, 2005 was exclusively for capital expenditures. Cash used in investing activities in the year ended June 30, 2004 was primarily used for capital expenditures of approximately $2.3 million and approximately $64.7 million incurred in connection with the acquisition of Crosman in February 2004.
      Cash used in financing activities was approximately $0.5 million for the year ended June 30, 2005 as compared to cash provided by financing activities of approximately $58.8 million for the year ended June 30, 2004. Cash used for financing activities in the year ended June 30, 2005 was primarily due to approximately $3.3 million of net borrowings under Crosman’s revolving credit facility offset by approximately $2.4 million of principal payments on long term obligations, approximately $1.3 million of foregone offering costs and for other uses of approximately $0.1 million. Cash provided by financing activities for the year ended June 30, 2004 was primarily from the issuance of long-term debt of approximately $41.0 million and the issuance of equity of approximately $21.2 million to fund the acquisition further increased by net borrowings of approximately $4.9 million under Crosman’s revolving credit facility partially offset by approximately $3.9 million of principal payments on long-term obligations, approximately $3.2 million for recapitalization expenses and by approximately $1.2 million for other net uses.

Commitments and Contingencies
      Crosman’s principal commitments at October 2, 2005 consisted primarily of its commitments related to the long-term debt incurred as part of the acquisition and for obligations incurred under operating leases. Crosman is contingently liable for additional purchase price consideration for fiscal 2006 if certain milestones are achieved. These milestones were not achieved in fiscal 2005 and have not been included in the following table.
      The following table summarizes Crosman’s significant contractual obligations for the repayment of debt and payment of other contractual obligations as of October 2, 2005.

	Payments Due by Period

		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

	($ in thousands)
Long-term debt	$39,783	$2,600	$5,742	$31,441	$—
Revolving line of credit	9,074	—	9,074	—	—
Capital lease obligations	217	63	107	47	—
Operating lease obligations	199	53	110	36	—

Total contractual cash obligations	$49,273	$2,716	$15,033	$31,524	$—

      Crosman did not have any off-balance sheet arrangements at October 2, 2005. This is due to the expectation that all of Crosman’s long-term debt will be refinanced as part of the contemplated transaction. However, Crosman has used and would investigate using interest rate swap agreements to manage its exposure to interest rate movements on its variable rate debt if the proposed transaction did not occur.
      Crosman believes that, for the foreseeable future, it will have sufficient cash resources to meet the commitments described above and for current anticipated working capital and capital expenditure requirements. Crosman’s future liquidity and capital requirements will depend upon numerous factors, including retention of customers at current volume and revenue levels, ability to refinance long-term debt at acceptable terms and competing technological and market developments.

Quantitative and Qualitative Discussion about Market Risk
      Crosman is exposed to interest rate risk primarily through its revolving and term loan credit facilities since these instruments all bear interest based off of variable interest rates. At October 2, 2005, Crosman had approximately $34.9 million outstanding under these facilities. In the event that interest rates associated with these instruments were to increase by 100 basis points, the impact on future cash flows would be a decrease of approximately $0.4 million annually.
Advanced Circuits

Overview
      Advanced Circuits, headquartered in Aurora, Colorado, is a leading provider of prototype and low-volume rigid printed circuit boards, or PCBs, throughout the United States. Advanced Circuits also provides its customers longer lead-time production services in order to meet its clients’ complete PCB needs. The prototype and quick-turn portions of the PCB industry are characterized by customers requiring high levels of responsiveness, technical support and timely delivery. Due to the critical roles that PCBs play in the research and development process of electronics, customers often place more emphasis on the turnaround time and quality of a customized PCB than on the price. Advanced Circuits meets this market need by manufacturing and delivering custom PCBs in as little as 24 hours, providing customers with approximately 98.5% error-free production and real-time customer service and product tracking 24 hours per day. In 2004, approximately 66% of Advanced Circuits’ net sales were derived from highly profitable prototype and quick-turn production PCBs. Advanced Circuits’ success is demonstrated by its broad base of over 3,500 customers with which it does business each month. These customers represent numerous end markets, and for the nine months ended September 30, 2005, no single customer accounted for more than 2% of net sales. Advanced Circuits’ senior management, collectively, has approximately 90 years of experience in the electronic components manufacturing industry and closely related industries.
      For the nine months ended September 30, 2005 and September 30, 2004, Advanced Circuits had net sales of approximately $31.5 million and $27.5 million, respectively, and net income of approximately $11.3 million and $9.1 million, respectively. For the fiscal year ended December 31, 2004, Advanced Circuits had net sales of approximately $36.6 million and net income of approximately $12.1 million.
      Advanced Circuits’ net sales are comprised of sales from the production of low volume, quick-turn and prototype circuit boards; from manufacturing of high volume production run circuit boards; and from commissions received for acting as an intermediary to facilitate the production of PCBs that do not fit with its internal capabilities. Advanced Circuits’ operating costs are comprised of two components: cost of sales and selling, general and administrative expenses. Cost of sales consists of the salaries of production employees and related expenses, manufacturing overhead, depreciation and costs of raw materials. Advanced Circuits’ gross profit will primarily be effected by a mix of products sold and manufacturing volume.
      Advanced Circuits’ selling, general and administrative expenses are comprised of selling expenses and general and administrative expenses. Selling expenses consist primarily of salaries and related expenses for marketing, sales and customer service personnel as well as costs associated with advertising and industry group membership. Advanced Circuits’ general and administrative expenses are comprised primarily of salaries and related expenses for executive, finance, accounting and human resources personnel, professional fees and other corporate expenses.
      During the past three years, Advanced Circuits has continued to improve the technology of its printed circuit boards and enhance its quick-turn and prototype service capabilities which has resulted in increased profit margins. Advanced Circuits’ gross margin depends on its sales mix between prototype, quick-turn production and volume production PCBs and the associated production cost for each. Advanced Circuits has been able to reap the benefits of its increased production capacity as a result of the facility expansion completed in 2003 by processing more new customers during 2004 and 2005 while better leveraging its fixed costs. Changes in Advanced Circuits’ sales mix have also contributed to its higher profit margins. Quick-turn production PCBs, which provide high margin due to the quick delivery time requirement, have increased as a percentage of gross sales from approximately 27.7% in 2003 to approximately 31.9% for the nine months ended September 30, 2005.
      Advanced Circuits currently depends, and expects to continue to depend, upon a relatively large number of customers, with no single customer accounting for more than 2% of its net sales. Each month, Advanced Circuits receives orders from approximately 3,500 customers and adds over 200 new customers.
      In September 2005, a subsidiary of CGI acquired Advanced Circuits, Inc. along with R.J.C.S. LLC, an entity previously established solely to hold Advanced Circuits’ real estate and equipment assets. Immediately following the acquisitions, R.J.C.S. LLC was merged into Advanced Circuits. The results for the nine months ended September 30, 2005, the nine months ended September 30, 2004, the year ended December 31, 2004, the year ended December 31, 2003 and the year ended December 31, 2002 reflect the combined results of the two businesses. The following section discusses the historical financial performance of the combined entities.

Results of Operations

Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2004
      The table below summarizes the combined statement of operations for Advanced Circuits for the nine months ending September 30, 2005 and September 30, 2004.

	(Unaudited)
	Nine Months Ended
	September 30,

	2004	2005

	($ in thousands)
Net sales	$27,465	$31,454
Cost of sales	13,548	14,133

Gross profit	13,917	17,321
Selling, general and administrative expenses	4,663	5,629

Operating income	9,254	11,692
Interest expense	(183)	(325)
Interest income	20	151
Other income	5	3

Income before provision for income taxes	9,096	11,521
Provision for income taxes	—	225

Net income	$9,096	$11,296

Net sales
      Net sales for the nine months ended September 30, 2005 was approximately $31.5 million as compared to approximately $27.5 million for the nine months ended September 30, 2004, an increase of approximately $4.0 million or 14.5%. The increase in net sales was largely due to increased sales in quick-turn production PCBs, which increased by approximately $2.4 million, and the addition of new customers due to increased marketing efforts. Quick-turn production PCBs represented approximately 31.9% of gross sales for the nine months ended September 30, 2005 as compared to approximately 29.6% for the fiscal year ended December 31, 2004.

Cost of sales
      Cost of sales for the nine months ended September 30, 2005 was approximately $14.1 million as compared to approximately $13.5 million for the nine months ended September 30, 2004, an increase of approximately $0.6 million or 4.3%. The increase in cost of sales was largely due to the increase in production volume.
      Gross profit margin increased by approximately 4.4% to approximately 55.1% for the nine months ended September 30, 2005 as compared to approximately 50.7% for the nine months ended September 30, 2004. The increase is due to increased capacity utilization at Advanced Circuits’ Aurora facility and a shift in its sales mix to higher margin business. These benefits were partially offset by increased costs of laminates, Advanced Circuits’ primary raw material.

Selling, general and administrative expenses
      Selling, general and administrative expenses for the nine months ended September 30, 2005 were approximately $5.6 million as compared to approximately $4.7 million for the nine months ended September 30, 2004, an increase of approximately $1.0 million or 20.7%. Approximately $0.6 million or 64.7% of the increase was due to deferred compensation payments provided to Advanced Circuits’ management associated with CGI’s acquisition of Advanced Circuits and improved financial performance.

An increase of approximately $0.1 million in advertising and promotional expenses also contributed to this increase.

Income from operations
      Income from operations was approximately $11.7 million for the nine months ended September 30, 2005 as compared to approximately $9.3 million for the nine months ended September 30, 2004, an increase of approximately $2.4 million or 26.3%. The increase in income from operations was principally due to the increase in quick-turn production PCB sales which is one of the high margin products and services of Advanced Circuits’ business.

Interest expense
      Interest expense was approximately $0.3 million for the nine months ended September 30, 2005 as compared to approximately $0.2 million for the nine months ended September 30, 2004, an increase of approximately $0.1 million or 77.6%. This increase was primarily due to interest expense incurred as a result of the financing for the acquisition of Advanced Circuits. The acquisition resulted in the issuance of approximately $50.5 million of long-term debt which was only outstanding since September 20, 2005.

Interest income
      Interest income was approximately $0.2 million for the nine months ended September 30, 2005 as compared to approximately $20 thousand for the nine months ended September 30, 2004, an increase of approximately $0.1 million or 655%. Interest income increased primarily due to higher interest rates.

Provision for income taxes
      Provision for income taxes for the nine months ended September 30, 2005 was approximately $0.2 million as compared to no provision for the nine months ended September 30, 2004. The increase in provision for income taxes was due to Advanced Circuits conversion to a C-corporation on September 20, 2005 as part of the acquisition by a subsidiary of CGI.

Net income
      Net income for the nine months ended September 30, 2005 was approximately $11.3 million as compared to approximately $9.1 million for the nine months ended September 30, 2004, an increase of approximately $2.2 million or 24.2%. This was primarily a result of increased sales in prototype and quick-turn PCBs and new customers and partially offset by increased selling, general and administrative expenses and provision for income taxes.

Fiscal Year Ended December 31, 2004 Compared to Fiscal Year Ended December 31, 2003
      The table below summarizes the consolidated statement of operations data for Advanced Circuits for the years ending December 31, 2004 and December 31, 2003.

	Fiscal Year Ended
	December 31,

	2003	2004

	($ in thousands)
Net sales	$27,796	$36,642
Cost of sales	14,568	17,867

Gross profit	13,228	18,775
Selling, general and administrative expenses	5,521	6,564

Operating income	7,707	12,211
Interest expense	(204)	(242)
Interest income	16	42
Other income	15	82

Net income	$7,534	$12,093

Net sales
      Net sales for the year ended December 31, 2004 was approximately $36.6 million as compared to approximately $27.8 million for the year ended December 31, 2003, an increase of approximately $8.8 million or 31.8%. Advanced Circuits sales in 2004 grew in each of its products and services as it was able to fully utilize the additional production capacity provided by its 2003 plant expansion. In addition, the PCBs produced by Advanced Circuits in 2004 had greater number of panels which results in higher revenue per panel as average layer count increased.

Cost of sales
      Cost of sales for the year ended December 31, 2004 was approximately $17.9 million as compared to approximately $14.6 million for the year ended December 31, 2003, an increase of approximately $3.3 million or 22.6%. This increase was due to greater production volume due to increased capacity resulting from the 2003 plant expansion.
      Gross profit margin increased by approximately 3.6% to approximately 51.2% for the year ended December 31, 2004 as compared to approximately 47.6% for the year ended December 31, 2003. The increase is due to higher sales and production volume while costs did not increase proportionately due to Advanced Circuits’ ability to leverage its fixed production costs. Gross profit margin also was favorably impacted by improved margins associated with volume production external partners.

Selling, general and administrative expenses
      Selling, general and administrative expenses for the year ended December 31, 2004 were approximately $6.6 million as compared to approximately $5.5 million for the year ended December 31, 2003, an increase of approximately $1.0 million or 18.9%. Selling, general and administrative expenses increased by approximately $0.7 million due to higher management compensation, mainly in the form of bonuses, associated with performance improvements in 2004.

Income from operations
      Income from operations was approximately $12.2 million for the year ended December 31, 2004 as compared to approximately $7.7 million for the year ended December 31, 2003, an increase of approximately $4.5 million or 58.4%. This increase was largely due to increased levels of sales and improved margins associated with volume production external partners.

Interest expense
      Interest expense was approximately $0.2 million for the year ended December 31, 2004 as compared to approximately $0.2 million for the year ended December 31, 2003, an increase of approximately $38 thousand.

Interest income
      Interest income was approximately $42 thousand for the year ended December 31, 2004 as compared to approximately $16 thousand for the year ended December 31, 2003, an increase of approximately $26 thousand or 162.5%. This increase was primarily due to an increase in average levels of cash held on Advanced Circuits’ balance sheet.

Net income
      Net income for the year ended December 31, 2004 was approximately $12.1 million as compared to approximately $7.5 million, an increase of approximately $4.6 million or 60.5%. Net income improved primarily due to growth in sales as Advanced Circuits increased production capacity at its Aurora, Colorado-based facility.

Fiscal Year Ended December 31, 2003 Compared to Fiscal Year Ended December 31, 2002
      The table below summarizes the combined statement of operations data for Advanced Circuits for the year ending December 31, 2003 and December 31, 2002.

	Fiscal Year Ended
	December 31,

	2002	2003

	($ in thousands)
Net sales	$23,767	$27,796
Cost of sales	12,759	14,568

Gross profit	11,008	13,228
Selling, general and administrative expenses	5,032	5,521

Operating income	5,976	7,707
Interest expense	(418)	(204)
Interest income	27	16
Other income (expense)	(198)	15

Net income	$5,387	$7,534

Net sales
      Net sales for the year ended December 31, 2003 was approximately $27.8 million as compared to approximately $23.8 million for the year ended December 31, 2002, an increase of approximately $4.0 million or 17.0%. This increase was largely due to the acquisition of new customers.

Cost of sales
      Cost of sales for the year ended December 31, 2003 was approximately $14.6 million as compared to approximately $12.8 million for the year ended December 31, 2002, an increase of approximately $1.8 million or 14.2%. This increase was largely due to increased material and labor costs associated with increased revenues and increased utility costs as a result of a large facility expansion which was completed in 2003 and resulted in additional square footage.
      Gross profit margin increased by approximately 1.3% to approximately 47.6% for the year ended December 31, 2003 as compared to approximately 46.3% for the year ended December 31, 2002. The increase is due to higher sales and production volume but was offset with increased production costs.

Selling, general and administrative expenses
      Selling, general and administrative expenses for the year ended December 31, 2003 were approximately $5.5 million as compared to approximately $5.0 million for the year ended December 31, 2002, an increase of approximately $0.5 million or 9.7%. This increase was a result of increased salary costs driven by the addition of employees focused on sales and marketing.

Income from operations
      Operating income for the year ended December 31, 2003 was approximately $7.7 million as compared to approximately $6.0 million for the year ended December 31, 2002, an increase of approximately $1.7 million or 29.0%. This increase was primarily due to higher revenue levels offset partially by increased production and selling, general and administrative expenses.

Interest expense
      Interest expense for the year ended December 31, 2003 was approximately $0.2 million as compared to approximately $0.4 million for the year ended December 31, 2002, a decrease of approximately

$0.2 million or 51.2%. This decrease was due to reduced levels of mortgage debt held on Advanced Circuits’ Aurora, Colorado facility.

Net income
      Net income for the year ended December 31, 2003 was approximately $7.5 million compared to approximately $5.4 million for the year ending December 31, 2002, an increase of approximately $2.1 million or 39.9%. This increase was primarily due to the higher operating income and lower interest and other expenses.

Liquidity and Capital Resources
      The ability of Advanced Circuits to satisfy its obligations will depend on its future performance, which will be subject to prevailing economic, financial business and other factors, most of which are beyond its control. Future capital requirements for Advanced Circuits are expected to be provided by cash flows from operating activities and cash on hand at September 30, 2005. As of September 30, 2005 Advanced Circuits had approximately $0.9 million in cash and cash equivalents and negative working capital of approximately $3.7 million. Working capital excluding current maturities of notes payable would have been approximately $0.1 million. To the extent future capital requirements exceed cash flows from operating activities, Advanced Circuits anticipates that:

•	working capital will be financed by Advanced Circuits line of credit facility as discussed below and repaid from subsequent reductions in current assets or from subsequent earnings;

•	capital expenditures will be financed from the line of credit facility; and

•	long-term debt will be refinanced with long-term debt with similar terms.
      At September 30, 2005, Advanced Circuits had a approximately $4.0 million revolving line of credit. The line of credit facility expires in September 2010. At September 30, 2005, approximately $0.8 million of borrowings was outstanding under the line of credit.
      At September 30, 2005, Advanced Circuits had approximately $50.5 million of long-term debt outstanding of which approximately $3.8 million was classified as current. This entire amount was incurred as part of the acquisition of Advanced Circuits and bears interest based on LIBOR or a base rate and is due in various installments through March 2012. Advanced Circuits intends to fund the repayment of the current maturity of approximately $3.8 million with proceeds generated from operations.

Discussion of changes in cash flows for the nine months ended September 30, 2005 versus the nine month ended September 30, 2004
      Cash provided by operating activities was approximately $12.0 million in the nine months ended September 30, 2005, compared to cash provided by operating activities of approximately $9.5 million in the nine months ended September 30, 2004. The cash provided by operating activities in the nine months ended September 30, 2005 was attributable to net income of approximately $11.3 million and non-cash charges of approximately $0.7 million partially offset by net changes in operating assets and liabilities of approximately $44,000. The impact of changes in operating assets and liabilities may change in future periods, depending on the timing of each period end in relation to items such as internal payroll and billing cycles, payments from customers, payments to vendors and interest payments. The cash provided by operating activities in the nine months ended September 30, 2004 was attributable to net income of approximately $9.1 million and non-cash charges of approximately $0.6 million partially offset by net changes in operating assets and liabilities of approximately $0.2 million. The non-cash charges consist of depreciation.
      Cash used in investing activities was approximately $75.6 million in the nine months ended September 30, 2005, compared to cash used in investing activities of approximately $0.9 million in the nine months ended September 30, 2004. Cash used in investing activities in the nine months ended

September 30, 2005 included approximately $79.7 million relating to the acquisition of Advanced Circuits by a subsidiary of CGI and approximately $0.9 million in purchases of property plant and equipment partially offset by approximately $5.0 million in proceeds from the sale and leaseback of Advanced Circuits’ production and office facility. Cash used in investing activities in the nine months ended September 30, 2004 included approximately $0.7 million in purchases of property, plant and equipment and a $0.1 million increase in the cash surrender value of annuities.
      Cash provided by financing activities was approximately $57.9 million for the nine months ended September 30, 2005 as compared to cash used in financing activities of approximately $7.4 million for the nine months ended September 30, 2004. Cash provided by financing activities in the nine months ended September 30, 2005 included approximately $50.5 million related to the issuance of notes payable associated with CGI’s acquisition of Advanced Circuits, approximately $25.0 million of equity capital contribution related to the acquisition and approximately $0.8 million in net borrowings on Advanced Circuits’ line of credit partially offset by approximately $14.1 million in distributions to the former shareholder, approximately $3.1 million for the repayment of notes payable and for approximately $1.1 million of note payable issuance costs. Cash used in financing activities for the nine months ended September 30, 2004 was due to distributions to the former shareholder of approximately $6.8 million and the repayments of notes payable of approximately $0.6 million.

Discussion of changes in cash flows for the year ended December 31, 2004 versus the year ended December 31, 2003
      Cash provided by operating activities was approximately $12.7 million for the year ended December 31, 2004, compared to cash provided operating activities of approximately $8.0 million for the year ended December 31, 2003. The cash provided by operating activities in the year ended December 31, 2004 was attributable to net income of approximately $12.1 million and non-cash charges of approximately $0.9 million partially offset by net changes in operating assets and liabilities of approximately $0.3 million. The cash provided by operating activities in year ended December 31, 2003 was attributable to net income of approximately $7.5 million and non-cash charges of approximately $0.7 million partially offset by net changes in operating assets and liabilities of approximately $0.2 million. The non-cash charges consist of depreciation.
      Cash used in investing activities was approximately $1.3 million for the year ended December 31, 2004 as compared to cash used in investing activities of approximately $2.2 million for the year ended December 31, 2003. Cash used in investing activities for the year ended December 31, 2004 consisted of approximately $0.8 million from the purchase of property and equipment, approximately $0.4 million from the issuance of a note receivable and approximately $0.1 million for the increase in cash surrender value of an annuity. Cash used in investing activities for the year ended December 31, 2003 was primarily due to the purchase of approximately $2.1 million of property.
      Cash used in financing activities was approximately $8.8 million for the year ended December 31, 2004 as compared to cash used in financing activities of approximately $4.5 million for the year ended December 31, 2003. Cash used in financing activities for the year ended December 31, 2004 was principally due to approximately $8.1 million of cash for distributions to the former shareholder and the repayment of notes payable of approximately $0.7 million. Cash used in financing activities for the year ended December 31, 2003 was due to distributions to the former shareholder of approximately $4.8 million and the repayment of loans payable of approximately $1.3 million partially offset by proceeds from the issuance of notes payable of approximately $1.4 million and cash received from members of approximately $0.3 million.

Commitments and Contingencies
      Advanced Circuits’ principal commitments at September 30, 2005 consisted primarily of its commitments related to the long-term debt incurred as part of the acquisition and for obligations incurred under operating leases.

      The following table summarizes Advanced Circuits’ significant contractual obligations for the repayment of debt and payment of other contractual obligations as of September 30, 2005.

	Payments Due by Period

		Less than	1-3	3-5	More than
	Total	1 Year	Years	Years	5 Years

	($ in thousands)
Long-term debt(a)	$50,500	$3,750	$9,250	$11,500	$26,000
Operating lease obligations	7,238	483	965	965	4,825

Total contractual cash obligations	$57,738	$4,233	$10,215	$12,465	$30,825

(a)	Excludes line of credit payable of approximately $0.8 million which is classified within current liabilities.
     Advanced Circuits did not have any off-balance sheet arrangements at September 30, 2005. This is due to the expectation that all of Advanced Circuits’ debt will be refinanced as part of the contemplated transaction. However, Advanced Circuits would investigate using interest rate swap agreements to manage its exposure to interest rate movements on its variable rate debt if the proposed transaction did not occur.
      Advanced Circuits believes that, for the foreseeable future, it will have sufficient cash resources to meet the commitments described above and for current anticipated working capital and capital expenditure requirements. Advanced Circuits’ future liquidity and capital requirements will depend upon numerous factors, including retention of customers at current volume and revenue levels, ability to refinance long-term debt at acceptable terms and competing technological and market developments.

Quantitative and Qualitative Discussion about Market Risk
      Advanced Circuits is exposed to interest rate risk primarily through its revolving and long-term loan facilities since these instruments all pay interest based off of variable interest rates. At September 30, 2005, Advanced Circuits had approximately $51.3 million outstanding under these facilities. In the event that interest rates associated with these instruments were to increase by 100 basis points, the impact on future cash flows would be a decrease of approximately $0.5 million annually.
Silvue

Overview
      Silvue, headquartered in Anaheim, California, is a leading developer and producer of proprietary, high performance liquid coating systems used in the high-end eyewear, aerospace, automotive and industrial markets. Silvue’s coating systems can be applied to a wide variety of materials, including plastics, such as polycarbonate and acrylic, glass, metals and other substrate surfaces. Silvue’s coating systems impart properties, such as abrasion resistance, improved durability, chemical resistance, ultraviolet, or UV protection, anti-fog and impact resistance, to the materials to which they are applied. Due to the fragile and sensitive nature of many of today’s manufacturing materials, particularly polycarbonate, acrylic and PET-plastics, these properties are essential for manufacturers seeking to significantly enhance product performance, durability or particular features.
      Silvue owns 11 patents relating to its coating systems and maintains a primary or exclusive supply relationship with many of the leading eyewear manufacturers in the world, as well as numerous manufacturers in other consumer industries. Silvue has sales and distribution operations in the United States, Europe and Asia and has manufacturing operations in the United States and Asia. Silvue’s coating systems are marketed under the company name SDC Technologiestm and the brand names Silvue®, CrystalCoat®, Statuxtm and Resinreleasetm. Silvue has also trademarked its marketing phrase “high performance chemistrytm”. Silvue’s senior management, collectively, has approximately 80 years of experience in the global hardcoatings and closely related industries.

      For the nine months ended September 30, 2005 and September 30, 2004, Silvue had net sales of approximately $15.8 million and $11.9 million, respectively, and net income of approximately $1.5 million and $1.5 million, respectively. For the fiscal year ended December 31, 2004, Silvue had net sales of approximately $16.5 million and net income of approximately $2.2 million.
      Silvue’s net sales are comprised of sales from coating systems and, to a much lesser extent, from royalty and license fees. For the nine months period ended September 30, 2005 and prior periods, net sales also included sales from the application services provided by Silvue at its facility in Henderson, Nevada. In November 2005, Silvue’s management made the strategic decision to halt the operations at the application facility in Henderson, Nevada, which represented substantially all of Silvue’s application services business. Management made this decision because the applications business historically contributed little operating income and, as a result, adversely effected Silvue’s overall profit margin. Management does not believe that the closure will have a material impact on Silvue’s profitability.
      Silvue’s operating expenses are comprised of three components: cost of sales, research and development costs, and selling, general and administrative expenses. Cost of sales consists of raw materials, salaries and related personnel expenses, depreciation and manufacturing overhead. Silvue’s gross profit will primarily be effected by a mix of products sold and manufacturing volume.
      Silvue’s research and development costs are comprised primarily of salaries and related personnel costs, patent filing costs and expenses associated with patent defense. These costs relate to the design, development, testing, and pre-manufacturing associated with the development and improvement of new and existing coating systems. Silvue expenses research and development costs as incurred.
      Silvue’s selling expenses are primarily comprised of salaries and payroll related expenses for marketing, sales and customer service personnel as well as costs associated with traveling and other marketing expenses. Silvue’s general and administrative expenses consist primarily of salaries and related expenses for executive, finance, accounting and human resources personnel, rent, professional fees and other corporate expenses.
      On August 31, 2004, Silvue was formed by CGI and management to acquire SDC Technologies, Inc. and on September 2, 2004, it acquired 100% of the outstanding stock of SDC Technologies, Inc. Following this acquisition, on April 1, 2005, Silvue purchased the remaining 50% it did not previously own of Nippon Arc Co. LTD (“Nippon ARC”), which was formerly operated as a joint venture with Nippon Sheet Glass, LTD.
      The results for nine months ended September 30, 2005, the nine months ended September 30, 2004, the year ended December 31, 2004 and the year ended December 31, 2003 reflect the results of Silvue Technologies and its predecessor company, SDC Technologies. Results prior to April 1, 2005 reflect income from the Nippon ARC joint venture under the equity method of accounting. Results subsequent to April 1, 2005 fully incorporate all operations of Nippon ARC. To facilitate comparisons, the results of Silvue and the predecessor company were combined as applicable.

Results of Operations

Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2004
      The table below summarizes the consolidated statement of operations for Silvue for the nine months ending September 30, 2005 and for the nine months ended September 30, 2004.

	(Unaudited)
	Nine Months Ended
	September 30,

	2004	2005

	($ in thousands)
Net sales	$11,859	$15,819
Cost of sales	4,091	5,593

Gross profit	7,768	10,226
Selling, general and administrative expenses	5,260	6,356
Research and development costs	500	838

Operating income	2,008	3,032
Other income (expense):
Interest income	6	—
Other income	10	110
Equity in net income of joint venture	183	70
Interest expense	(106)	(1,000)

Total other (expense) income	93	(820)

Income before provision for income taxes	2,101	2,212
Provision for income taxes	(575)	(695)

Net income	$1,526	$1,517

Net sales
      Net sales for the nine months ended September 30, 2005 was approximately $15.8 million as compared to approximately $11.9 million for the nine months ended September 30, 2004, an increase of approximately $4.0 million or 33.4%. This increase was primarily due to the acquisition of Nippon ARC of approximately $3.0 million, growth within Silvue’s core ophthalmic business and expansion in sales of Silvue’s coating systems of approximately $0.3 million to manufacturers of aluminum wheels.

Cost of sales
      Cost of sales for the nine months ended September 30, 2005 was approximately $5.6 million as compared to approximately $4.1 million for the nine months ended September 30, 2004, an increase of approximately $1.5 million or 36.7%. This increase was primarily due to cost of sales associated with the acquisition of Nippon ARC of approximately $1.5 million. As a percentage of sales, cost of sales increased over the comparable prior period primarily due to the acquisition of Nippon ARC, whose margins have historically been lower than those realized in the United States or Europe.

Selling, general and administrative expense
      Selling, general and administrative expenses for the nine months ended September 30, 2005 were approximately $6.4 million as compared to approximately $5.3 million for the nine months ended September 30, 2004, an increase of approximately $1.1 million or 20.8%. The increase in selling, general and administrative expenses was primarily due to the inclusion of Nippon ARC of approximately $1.1 million in the consolidated operating results.

Research and development costs
      Research and development costs for the nine months ended September 30, 2005 were approximately $0.8 million as compared to approximately $0.5 million for the nine months ended September 30, 2004, an increase of approximately $0.3 million or 67.6%. This increase was due to increased development efforts for new coating applications.

Operating income
      Income from operations was approximately $3.0 million for the nine months ended September 30, 2005 as compared to approximately $2.0 million for the nine months ended September 30, 2004, an increase of approximately $1.0 million or 51.0%. This increase was primarily due to the acquisition of Nippon ARC of approximately $0.3 million, additional operating income from the growth in revenues from existing ophthalmic customers and from customers focused on manufacturing aluminum wheels.

Other income
      Other income was approximately $0.1 million for the nine months ended September 30, 2005 as compared to approximately $10 thousand for the nine months ended September 30, 2004, an increase of approximately $0.1 million. This increase was primarily due to the sale of one piece of equipment at a gain.

Equity in net income of joint venture
      Equity in net income of joint venture was approximately $0.1 million for the nine months ended September 30, 2005 as compared to approximately $0.2 million for the nine months ended September 30, 2004, a decrease of approximately $0.1 million. This decrease was primarily due to Silvue’s acquisition of the stake it did not previously own in its Japanese operations and a resulting change in accounting.

Interest expense
      Interest expense was approximately $1.0 million for the nine months ended September 30, 2005 as compared to approximately $0.1 million for the nine months ended September 30, 2004, an increase of approximately $0.9 million. This increase was primarily due to the acquisition of Silvue and the resulting recapitalization. The recapitalization resulted in the issuance of approximately $12.8 million of floating rate debt.

Provision for income taxes
      The provision for income taxes for the nine months ended September 30, 2005 was approximately $0.7 million as compared to approximately $0.6 million for the nine months ended September 30, 2004, an increase of approximately $0.1 million or 20.9% due largely to the increase in non-equity pre-tax income.

Net income
      Net income for the nine months ended September 30, 2005 was approximately $1.5 million as compared to approximately $1.5 million for the nine months ended September 30, 2004, a decrease of approximately $9 thousand or 0.6%. The relatively flat change was primarily due to the increase in operating income offset by the increase in interest expense.

Fiscal Year Ended December 31, 2004 Compared to Fiscal Year Ended December 31, 2003
      The table below summarizes the consolidated statement of operations for Silvue Technologies for the fiscal years ended December 31, 2004 and December 31, 2003.

	Fiscal Year Ended
	December 31,

	2003	2004

	($ in thousands)
Net sales	$12,813	$16,478
Cost of sales	4,194	5,571

Gross profit	8,619	10,907
Selling, general and administrative expenses	6,103	7,196
Research and development costs	549	627

Operating income	1,967	3,084
Other income (expense):
Interest income	8	5
Other income	—	41
Equity in net income of joint venture	376	269
Interest expense	(58)	(389)

Total other (expense) income	326	(74)

Income before provision for income taxes	2,293	3,010
Provision for income taxes	(576)	(805)

Net income	$1,717	$2,205

Net sales
      Net sales for the year ended December 31, 2004 was approximately $16.5 million as compared to approximately $12.8 million for the year ended December 31, 2003, an increase of approximately $3.7 million or 28.6%. This increase was primarily due to increased coating and applications sales to existing customers.

Cost of sales
      Cost of sales for the year ended December 31, 2004 was approximately $5.6 million as compared to approximately $4.2 million for the year ended December 31, 2003, an increase of approximately $1.4 million or 32.8%. This increase was primarily due to the growth in net sales. As a percentage of sales, cost of sales increased over the comparable prior year as a result of a proportionately greater increase in sales from applications than from coatings, which operate at a lower margin than the coatings business.

Selling, general and administrative expenses
      Selling, general and administrative expenses for the year ended December 31, 2004 were approximately $7.2 million as compared to approximately $6.1 million for the year ended December 31, 2003, an increase of approximately $1.1 million or 17.9%. This increase was primarily due to increases in payroll and related personnel costs as Silvue added new personnel to keep pace with the growth in revenues and due to higher commissions on the increase in net sales.

Research and development costs
      Research and development costs for the year ended December 31, 2004 were approximately $0.6 million as compared to approximately $0.5 million for the year ended December 31, 2003 an increase of approximately $0.1 million or 14.2%. This increase was due to increased development efforts for new coating applications.

Operating income
      Income from operations was approximately $3.1 million for the year ended December 31, 2004 as compared to approximately $2.0 million for the year ended December 31, 2003, an increase of approximately $1.1 million or 56.8%. This increase was primarily due to increased gross profit from the sales increase as mentioned above partially offset by the increase in operating expenses.

Equity in net income of joint venture
      Equity in net income of joint venture was approximately $0.3 million for the year ended December 31, 2004 as compared to approximately $0.4 million for the year ended December 31, 2003, a decrease of approximately $0.1 million or 28.5% primarily due to lower sales at the Japanese joint venture due to the loss of certain customers in Japan and Korea.

Interest expense
      Interest expense was approximately $0.4 million for the year ended December 31, 2004 as compared to approximately $0.1 million for the year ended December 31, 2003, an increase of approximately $0.3 million. This increase was primarily due to the acquisition of Silvue and the resulting recapitalization. The recapitalization resulted in the issuance of approximately $12.8 million of floating rate debt that was outstanding for about a third of fiscal 2004.

Provision for income taxes
      The provision for income taxes for the year ended December 31, 2004 was approximately $0.8 million as compared to approximately $0.6 million for the year ended December 31, 2003, an increase of approximately $0.2 million or 39.8%. This increase was primarily due to higher taxes related to the increase in pre-tax income.

Net income
      Net income for the year ended December 31, 2004 was approximately $2.2 million as compared to approximately $1.7 million for the year ended December 31, 2003, an increase of approximately $0.5 million or 28.4%. This increase was primarily due to the increase in operating income as mentioned above partially offset by higher interest expense and provision for income taxes.

Liquidity and Capital Resources
      The ability of Silvue to satisfy its obligations will depend on its future performance, which will be subject to prevailing economic, financial, business and other factors, most of which are beyond its control. Future capital requirements for Silvue are expected to be provided by cash flows from operating activities and cash on hand at September 30, 2005. As of September 30, 2005 Silvue had approximately $1.3 million in cash and cash equivalents and working capital of approximately $1.8 million. To the extent future capital requirements exceed cash flows from operating activities, Silvue anticipates that:

•	working capital will be financed by Silvue’s line of credit facility as discussed below and repaid from subsequent reductions in current assets or from subsequent earnings;

•	capital expenditures will be financed by the use of the equipment line of credit as described below or from the line of credit facility; and

•	long-term debt will be refinanced with long-term debt with similar terms.
      At September 30, 2005, Silvue had an approximately $2.0 million revolving line of credit. The line of credit facility expires in September 2010. At September 30, 2005, approximately $0.3 million of borrowings was outstanding under the line of credit. Silvue also has a approximately $0.5 million equipment line of credit of which approximately $0.3 million was outstanding of which approximately $0.1 million was classified as current. This facility also expires in September 2010.
      At September 30, 2005, Silvue had approximately $14.0 million of long-term debt outstanding of which approximately $1.3 million was classified as current. Approximately $11.3 million of the outstanding amount was incurred as part of the acquisition of Silvue and bears interest based on LIBOR and is due in various installments through September 2010. The remaining approximately $2.8 million was incurred as part of the Nippon ARC acquisition. This note which is payable to the former joint venture partner for Nippon ARC is for 400 million Japanese Yen note and is non-interest bearing. Silvue recorded this note by discounting the note using a weighted average interest rate. The note is due in various installments through 2010.

Discussion of changes in cash flows for the nine months ended September 30, 2005 versus the nine months ended September 30, 2004
      Cash provided by operating activities was approximately $1.8 million in the nine months ended September 30, 2005, compared to cash provided by operating activities of approximately $1.7 million in the nine months ended September 30, 2004. The cash provided by operating activities in the nine months ended September 30, 2005 was attributable to net income of approximately $1.5 million and non-cash charges of approximately $0.7 million partially offset by net changes in operating assets and liabilities of approximately $0.5 million. The impact of changes in operating assets and liabilities may change in further periods, depending on the timing of each period end in relation to items such as internal payroll and billing cycles, payments from customers, payments to vendors and interest payments. The cash provided by operating activities in the nine months ended September 30, 2004 was attributable to net income of approximately $1.5 million, non-cash charges of approximately $0.3 million and net changes in operating assets and liabilities of approximately $0.2 million. The non-cash charges consist of depreciation and amortization, bad debt expense, gains on sales of plant and equipment and on foreign currency translations and equity in net income of a joint venture.
      Cash provided by investing activities was approximately $0.1 million in the nine months ended September 30, 2005, compared to cash used in investing activities of approximately $8.2 million in the nine months ended September 30, 2004. Cash provided by investing activities in the nine months ended September 30, 2005 included approximately $0.1 million from the sale of assets and approximately $0.1 million of cash acquired as part of the acquisition of Nippon ARC, partially offset by the purchase of approximately $0.1 million of equipment. Cash used in investing activities in the nine months ended September 30, 2004 included approximately $8.0 million related to the acquisition of Silvue by a subsidiary of CGI and approximately $0.2 million in purchases of property, plant and equipment.
      Cash used in financing activities was approximately $1.6 million for the nine months ended September 30, 2005 as compared to cash provided by financing activities of approximately $4.4 million for the nine months ended September 30, 2004. Cash used in financing activities in the nine months ended September 30, 2005 related exclusively to principal payments of long-term debt. Cash provided by financing activities in the nine months ended September 30, 2004 related to the capital contribution of approximately $7.5 million made in conjunction with the acquisition of Silvue by CGI, partially offset by dividends paid to the former shareholders of approximately $3.0 million and the principal payments of long term debt of approximately $0.1 million.

Discussion of changes in cash flows for the fiscal year ended December 31, 2004 versus the fiscal year ended December 31, 2003
      Cash provided by operating activities was approximately $2.4 million for the year ended December 31, 2004, as compared to cash provided by operating activities of approximately $1.9 million for the year ended December 31, 2003. The cash provided by operating activities in the year ended December 31, 2004 was attributable to a net income of approximately $2.2 million and non-cash charges of approximately $0.4 million, partially offset by net changes in operating assets and liabilities of approximately $0.2 million. The cash provided by operating activities in year ended December 31, 2003 was attributable to net income of approximately $1.7 million and non-cash charges of approximately $0.3 million partially offset by net changes in operating assets of approximately $0.1 million. The non-cash charges consist of depreciation and amortization, bad debt expense, obsolescence reserves, deferred income tax expenses, foreign currency translations and equity in net income of a joint venture.
      Cash used in investing activities was approximately $8.0 million in the year ended December 31, 2004 as compared to cash used in investing activities of approximately $0.1 million in year ended December 31,

2003. Cash used in investing activities in the year ended December 31, 2004 consisted primarily of approximately $8.1 million related to the acquisition of Silvue by CGI and approximately $0.2 million from the purchase of assets. These uses were partially offset by dividends received from Nippon ARC of approximately $0.4 million. Cash used in investing activities in the year ended December 31, 2003 was due primarily to the purchase of approximately $0.3 million of property plant and equipment partially offset by approximately $0.2 million in dividends received from Nippon ARC.
      Cash provided by financing activities was approximately $3.4 million for the year ended December 31, 2004 as compared to cash used in financing activities of approximately $1.0 million for the year ended December 31, 2003. Cash provided by financing activities in the year ended December 31, 2004 was principally due to a capital contribution made in conjunction with the acquisition of Silvue by CGI. This capital contribution was partially offset by dividends paid to Silvue’s former shareholders of approximately $3.0 million and by the payment of long-term debt of approximately $1.0 million. Cash used in financing activities in the year ended December 31, 2003 was mainly as a result of dividends of approximately $0.4 million, payments on Silvue’s credit line of approximately $0.3 million, payments on Silvue’s equipment line of approximately $0.2 million and payments of long-term debt of approximately $0.1 million.

Commitments and Contingencies
      Silvue’s principal commitments at September 30, 2005 consisted primarily of its commitments related to the long-term debt incurred as part of the acquisition of Silvue and for the acquisition of Nippon ARC and for obligations incurred under operating leases.
      The following table summarizes Silvue’s significant contractual obligations for the repayment of debt and payment of other contractual obligations as of September 30, 2005.

	Payments Due by Period

		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

	($ in thousands)
Long-term debt(a)	$14,343	$1,369	$5,221	$7,752	$—
Operating lease obligations	$1,310	$418	$442	$293	$157

Total contractual cash obligations	$15,653	$1,787	$5,663	$8,046	$157

(a) —	Includes borrowings under Silvue’s equipment line of credit.
     In December 2004, Silvue entered into an interest rate swap agreement to manage its exposure to interest rate movements in its variable rate debt. Silvue pays interest at a fixed rate of 3.6% and receives interest from the counter-party at three month LIBOR (2.56% at December 31, 2004). The notional principal amount was approximately $8.5 million at December 31, 2004 and decreases to $4.4 million over the term of the agreement. The agreement terminates on September 30, 2007.
      Silvue believes that, for the foreseeable future, it will have sufficient cash resources to meet the commitments described above and for current anticipated working capital and capital expenditure requirements. Silvue’s future liquidity and capital requirements will depend upon numerous factors, including retention of customers at current volume and net sales levels, ability to refinance long-term debt at acceptable terms and competing technological and market developments.

Quantitative and Qualitative Disclosures about Market Risk

Currency Risk Exposure
      Silvue is exposed to currency risk on cash flows it receives from operations located outside of the United States (principally in Japan and the United Kingdom) and on the translation of earnings. Silvue’s current policy is not to hedge the currency risk associated with foreign currency denominated income and cash flows, due to the size and uncertain timing of the distributions that Silvue expects to receive. Foreign currency translation losses were approximately $0.1 million and $0.1 million, during the nine months ended September 30, 2005 and for the fiscal year ended December 31, 2004, respectively, and are reflected in accumulated other comprehensive loss. Silvue had approximately $1.8 million of assets located overseas.

Interest Rate Exposure
      Silvue is exposed to interest rate risk primarily through its Bank equipment and revolving credit facilities and on its Bank Note Payables since these instruments all pay interest based off of variable interest rates. At September 30, 2005, Silvue had outstanding borrowings under these debt instruments that totaled approximately $11.3 million. In the event that interest rates associated with these instruments were to increase by 100 basis points, the impact on future cash flows would be a decrease of approximately $0.1 million annually.
      Silvue also selectively uses derivative financial instruments to manage its exposure to interest rate movements on its variable rate debt. See the section entitled “— Other” above for a description of the interest rate swap agreement.

BUSINESS
Overview
      We have been formed to acquire and manage a group of small to middle market businesses with stable and growing cash flows that are headquartered in the United States. Through our structure, we offer investors an opportunity to participate in the ownership and growth of businesses that traditionally have been owned and managed by private equity firms, private individuals or families, financial institutions or large conglomerates. Through the acquisition of a diversified group of businesses with these characteristics, we also offer investors an opportunity to diversify their own portfolio risk while participating in the ongoing cash flows of those businesses through the receipt of distributions.
      We will seek to acquire controlling interests in businesses that we believe operate in industries with long-term macroeconomic growth opportunities, and that have positive and stable cash flows, face minimal threats of technological or competitive obsolescence and have strong management teams largely in place. We believe that private company operators and corporate parents looking to sell their businesses may consider us an attractive purchaser of their businesses because of our ability to:

•	provide ongoing strategic and financial support for their businesses;

•	maintain a long-term outlook as to the ownership of those businesses where such an outlook is required for maximization of our shareholders’ return on investment; and

•	consummate transactions efficiently without being dependent on third-party financing on a transaction-by-transaction basis.
      In particular, we believe that our ability to be long-term owners will alleviate the concern that many private company operators and parent companies may have with regard to their businesses going through multiple sale processes in a short period of time or the potential that their businesses may be sold at unfavorable points in the overall market cycle. In addition, we believe that our ownership outlook provides us the significant opportunity for, and advantage of, developing a comprehensive strategy to grow the earnings and cash flows of our businesses, which we expect will better enable us to meet our long-term objective of growing distributions to our shareholders and increasing shareholder value.
      We will use approximately $315 million of the proceeds of this offering and the related transactions to retire the third-party debt of, and acquire controlling interests in, the following businesses, which we refer to as the initial businesses, from certain subsidiaries of Compass Group Investments, Inc., which we refer to as CGI, as well as certain minority owners of such businesses:

•	CBS Personnel Holdings, Inc. and its consolidated subsidiaries, which we refer to as CBS Personnel, a human resources outsourcing firm;

•	Crosman Acquisition Corporation and its consolidated subsidiaries, which we refer to as Crosman, a recreational products company;

•	Compass AC Holdings, Inc. and its consolidated subsidiary, which we refer to as Advanced Circuits, an electronic components manufacturing company; and

•	Silvue Technologies Group, Inc. and its consolidated subsidiaries, which we refer to as Silvue, a global hardcoatings company.
      We believe that our initial businesses operate in strong markets and have defensible market shares and long-standing customer relationships. As a result, we also believe that our initial businesses should produce stable growth in earnings and long-term cash flows to meet our objective of growing distributions to our shareholders and increasing shareholder value.
      We intend to acquire a controlling interest in each of our initial businesses in conjunction with the closing of this offering. The acquisitions will be subject to certain closing conditions that will need to be satisfied prior to this offering. See the section entitled “The Acquisitions of and Loans to Our Initial Businesses” for further information about the acquisition of our initial businesses.
Our Manager
      We will engage our manager to manage the day-to-day operations and affairs of the company and to execute our strategy, as discussed below. Our manager will initially consist of at least nine experienced professionals, which we refer to as our management team. Our management team, while working for a subsidiary of CGI, acquired our initial businesses and has overseen their operations prior to this offering. Our management team has worked together since 1998. Collectively, our management team has approximately 74 years of experience in acquiring and managing small and middle market businesses. We believe our manager is unique in the marketplace in terms of the success and experience of its employees in acquiring and managing diverse businesses of the size and general nature of our initial businesses. We believe this experience will provide us with a significant advantage in executing our overall strategy.
      Our manager will own 100% of the management interests of the company. The company and our manager will enter into a management services agreement pursuant to which our manager will manage the day-to-day operations and affairs of the company and will oversee the management and operations of our businesses. We will pay our manager a quarterly management fee for the services performed by our manager. In addition, our manager will receive a profit allocation with respect to its management interests in the company. See the sections entitled “Management Services Agreement” and “Description of Shares” for further descriptions of the management fees and profit allocation to be paid to our manager.
      The company’s Chief Executive Officer and Chief Financial Officer will be employees of our manager and will be seconded to the company. Neither the trust nor the company will have any other employees. Although our Chief Executive Officer and Chief Financial Officer will be employees of our manager, they will report directly to the company’s board of directors. The management fee paid to our manager will cover all expenses related to the services performed by our manager, including the compensation of our Chief Executive Officer and other personnel providing services to us pursuant to the management services agreement. However, the company will reimburse our manager for the salary and related costs and expenses of our Chief Financial Officer and his staff. See the section entitled “Management” for more information about our Chief Executive Officer and Chief Financial Officer.
      CGI and Pharos have each agreed, in conjunction with the closing of this offering, to acquire shares at the initial public offering price for an aggregate purchase price of $96 million and $4 million, respectively. See the section entitled “— Corporate Structure” below for more information about these investments. Pharos is owned and controlled by employees of the manager. CGI is wholly owned by the Kattegat Trust, whose sole beneficiary is a philanthropic foundation established by the late J. Torben Karlshoej, the founder of Teekay Shipping. Teekay Shipping is the world’s largest crude oil and petroleum product marine transportation company with 16 worldwide offices and approximately $3 billion in market capitalization.
Market Opportunity
      We will seek to acquire and manage small to middle market businesses. We characterize small to middle market businesses as those that generate annual cash flows of up to $40 million. We believe that the merger and acquisition market for small to middle market businesses is highly fragmented and provides more opportunities to purchase businesses at attractive prices. For example, according to Mergerstat, during the twelve month period ended September 30, 2005, businesses that sold for less than $100 million were sold for a median of approximately 6.7x the trailing twelve months of earnings before interest, taxes, depreciation and amortization versus a median of approximately 9.8x for businesses that were sold for over $300 million. We believe that the following factors contribute to lower acquisition multiples for small to middle market businesses:

•	there are fewer potential acquirers for these businesses;

•	third-party financing generally is less available for these acquisitions;

•	sellers of these businesses frequently consider non-economic factors, such as continuing board membership or the effect of the sale on their employees; and

•	these businesses are less frequently sold pursuant to an auction process.
      We believe that our management team’s strong relationship with business brokers, investment and commercial bankers, accountants, attorneys and other potential sources of acquisition opportunities offers us substantial opportunities to purchase small to middle market businesses.
      We also believe that significant opportunities exist to augment the management teams and improve the performance of the businesses upon their acquisition. In the past, our management team has acquired businesses that are often formerly owned by seasoned entrepreneurs or large corporate parents. In these cases, our management team has frequently found that there have been opportunities to further build upon the management teams of acquired businesses beyond those in existence at the time of acquisition. In addition, our management team has frequently found that financial reporting and management information systems of acquired businesses may be improved, both of which can lead to substantial improvements in earnings and cash flow. Finally, because these businesses tend to be too small to have their own corporate development efforts, we believe opportunities exist to assist these businesses in meaningful ways as they pursue organic or external growth strategies that were often not pursued by their previous owners.
Strategy
      We have two primary strategies that we will use in seeking to grow distributions to our shareholders and increase shareholder value. First, we will focus on growing the earnings and cash flow from our businesses. We believe that the scale and scope of our initial businesses give us a diverse base of cash flow from which to further build the company. Importantly, we believe that our initial businesses alone will allow us to generate distributions to our shareholders, independent of whether we acquire any additional businesses in the future. Second, we will identify, perform due diligence on, negotiate and consummate additional platform acquisitions of small to middle market businesses in attractive industry sectors.

Management Strategy
      Our management strategy involves the financial and operational management of the businesses that we own in a manner that seeks to grow distributions to our shareholders and increase shareholder value. In general, our manager will oversee and support the management teams of each of our businesses by, among other things:

•	recruiting and retaining talented managers to operate our businesses by using structured incentive compensation programs, including minority equity ownership, tailored to each business;

•	regularly monitoring financial and operational performance;

•	instilling consistent financial discipline;

•	assisting management in their analysis and pursuit of prudent organic growth strategies; and

•	working with management to identify possible external growth strategies and acquisition opportunities.

      Specifically, while our businesses have different growth opportunities and potential rates of growth, we expect our manager to work with the management teams of each of our businesses to increase the value of, and cash generated by, each business through various initiatives, including:

•	making selective capital investments to expand geographic reach, increase capacity, or reduce manufacturing costs of our businesses;

•	investing in product research and development for new products, processes or services for customers;

•	improving and expanding existing sales and marketing programs;

•	pursuing reductions in operating costs through improved operational efficiency or outsourcing of certain processes and products; and

•	consolidating or improving management of certain overhead functions.
      Our businesses may also acquire and integrate complementary businesses. We believe that complementary acquisitions will improve our overall financial and operational performance by allowing us to:

•	leverage manufacturing and distribution operations;

•	leverage branding and marketing programs, as well as customer relationships;

•	add experienced management or management expertise;

•	increase market share and penetrate new markets; and

•	realize cost synergies by allocating the corporate overhead expenses of our businesses across a larger number of businesses and by implementing and coordinating improved management practices.
      We intend to incur debt financing primarily at the company level, which we may use, in combination with our equity capital, to provide debt financing to each of our businesses or to acquire additional businesses. We believe this financing structure will be beneficial to the financial and operational activities of each of our businesses by aligning our interests as both equity holders of, and a lender to, our businesses in a fashion that we believe is more efficient than our businesses borrowing from third-party lenders.
      Pursuant to this strategy, we expect to be able to, over the long-term, grow distributions to our shareholders and increase shareholder value.

Acquisition Strategy
      Our acquisition strategy involves the acquisition of businesses that we expect will produce stable growth in earnings and cash flows, as well as achieve attractive returns on our investment. In this respect, we expect to make acquisitions in industries other than those in which our initial businesses currently operate if we believe an acquisition presents an attractive opportunity. We believe that attractive opportunities will increasingly present themselves as private sector owners seek to monetize their interests in longstanding and privately-held businesses and large corporate parents seek to dispose of their “non-core” operations.
      We expect to benefit from our manager’s ability to identify diverse acquisition opportunities in a variety of industries. In addition, we intend to rely upon our management team’s extensive experience and expertise in researching and valuing prospective target businesses, as well as negotiating the ultimate acquisition of such target businesses. In particular, because there may be a lack of information available about these target businesses, which may make it more difficult to understand or appropriately value such target businesses, we expect our manager will:

•	engage in a substantial level of internal and third-party due diligence;

•	critically evaluate the management team;

•	identify and assess any financial and operational strengths and weaknesses of any target business;

•	analyze comparable businesses to assess financial and operational performances relative to industry competitors;

•	actively research and evaluate information on the relevant industry; and

•	thoroughly negotiate appropriate terms and conditions of any acquisition.
      We expect the process of acquiring new businesses to be time-consuming and complex. Our management team historically has taken from 2 to 24 months to perform due diligence, negotiate and close acquisitions. Although we expect our management team to be at various stages of evaluating several transactions at any given time, there may be significant periods of time during which our management team does not recommend any new acquisitions to us.
      Upon acquisition of a new business, we intend to rely on our management team’s experience and expertise to work efficiently and effectively with the management of the new business to jointly develop and execute a business plan.
      While we will primarily seek to acquire controlling interests in a business, we may also acquire non-control or minority equity positions in businesses where we believe it is consistent with our long-term strategy.
      As discussed in more detail below, we intend to raise capital for additional acquisitions primarily through debt financing at the company level, additional equity offerings by the trust, the sale of all or a part of our businesses or by undertaking a combination of any of the above.
      In addition to acquiring businesses, we expect to also sell businesses that we own from time to time when attractive opportunities arise. Our decision to sell a business will be based on our belief that the return on the investment to our shareholders that would be realized by means of such a sale is more favorable than the returns that may be realized through continued ownership. Upon the sale of a business, we may use the resulting proceeds to retire debt or build cash for future acquisitions or general corporate purposes. Generally, we do not expect to make special distributions at the time of a sale of one of our businesses; instead, we expect that we will seek to gradually increase shareholder distributions over time.

Strategic Advantages
      In conjunction with the closing of this offering, all of the employees of The Compass Group will resign and become employees of our manager and comprise our management team. Based on the experience of our management team and its ability to identify and negotiate acquisitions, we expect to be strongly positioned to acquire additional businesses. Our management team has strong relationships with business brokers, investment and commercial bankers, accountants, attorneys and other potential sources of acquisition opportunities. In addition, we believe our management team also has a successful track record of acquiring and managing small to middle market businesses, including our initial businesses, in various industries. In negotiating these acquisitions, we believe our management team has been able to successfully navigate complex situations surrounding acquisitions, including corporate spin-offs, transitions of family-owned businesses, management buy-outs and reorganizations.
      We believe that the cash flows of our initial businesses will support quarterly distributions to our shareholders and that any future sales of our businesses will provide additional long-term shareholder returns. Accordingly, we believe that we will be able to focus our resources on producing stable growth in our earnings and long-term cash flows so that we can achieve our long-term objective of growing distributions to shareholders and increasing shareholder value.
      We expect that the flexibility, creativity, experience and expertise of our management team in structuring transactions will provide us with strategic advantages by allowing us to consider non-traditional and complex transactions, tailored to fit a specific acquisition target. Likewise, because we intend to fund acquisitions by means other than third-party financing relating to a specific acquisition, we do not expect to be subject to delays in or conditions to closing acquisitions that would be typically associated with such acquisitions.
      Our management team also has a large network of over 2,000 deal intermediaries who we expect to expose us to potential acquisitions. Through this network, as well as our management team’s proprietary transaction sourcing efforts, we expect to have a substantial pipeline of potential acquisition targets. Our management team also has a well established network of contacts, including professional managers, attorneys, accountants and other third-party consultants and advisors, who may be available to assist us in the performance of due diligence and the negotiation of acquisitions, as well as the management and operation of our businesses once acquired.
      In addition, through its affiliation with Teekay Shipping, CGI has a global network of relationships with both financial and operational managers and third-party service providers.

Valuation and Due Diligence
      When evaluating businesses or assets for acquisition, we will undertake a rigorous due diligence and financial evaluation process. In doing so, we will seek to evaluate the operations of the target business as well as the outlook for the industry in which the target business operates. One outcome of this process is an effort to project the expected cash flows from the target business as accurately as possible. A further outcome is an understanding of the types and levels of risk associated with those projections. While future performance and projections are always uncertain, we believe that with a detailed due diligence review, future cash flows may be better estimated and the prospects for operating the business in the future better evaluated. To assist us in identifying material risks and validating key assumptions in our financial and operational analysis, in addition to our own analysis, we intend to engage third-party experts to review key risk areas, including legal, tax, regulatory, accounting, insurance and environmental. We may also engage technical, operational or industry consultants, as necessary.
      A further critical component of the evaluation of potential target businesses will be the assessment of the capability of the existing management team, including recent performance, expertise, experience, culture and incentives to perform. Where necessary, and consistent with our management strategy, we will actively seek to augment, supplement or replace existing members of management who we believe are not likely to execute the business plan for the target business. Similarly, we will analyze and evaluate the financial and operational information systems of target businesses and, where necessary, we will actively seek to enhance and improve those existing systems that are deemed to be inadequate or insufficient to support our business plan for the target business.

Financing
      At the closing of this offering, our capital will consist of proceeds from this offering and a third-party credit facility of approximately $           million. We will finance future acquisitions primarily through additional equity and debt financings. We believe that having the ability to finance most, if not all, acquisitions with the general capital resources raised by our company, rather than financing relating to the acquisition of individual businesses, provides us with an advantage in acquiring attractive businesses by minimizing delay and closing conditions that are often related to acquisition-specific financings. In this respect, we believe that, at some point in the future, we may need to pursue a debt or equity financing, or offer equity in the trust or target businesses to the sellers of such target businesses, in order to fund acquisitions.
      We intend to leverage our individual businesses primarily with debt financing provided by the company. See the section entitled “The Acquisitions of and Loans to Our Initial Businesses” for more information regarding the loans that the company will make to each of our initial businesses. In addition to using our credit facility to fund future acquisitions, we may use the credit facility to fund other corporate cash needs, including distributions to our shareholders.

Corporate Structure
      We are selling                      shares of the trust, each representing one undivided beneficial interest in the trust. The purpose of the trust is to hold 100% of the non-management interests of the company, which is one of two classes of equity interests in the company that will be outstanding following this offering. The trust has the authority to issue shares in one or more series. Each beneficial interest in the trust corresponds to one non-management interest of the company. We refer to the other class of equity interest in the company as the management interests. As described above, our manager will own 100% of the management interests. See the section entitled “Description of Shares” for more information about the shares, non-management interests and management interests.
      CGI and Pharos have agreed to purchase, in conjunction with the closing of this offering in separate private placement transactions, the number of shares, at a per share price equal to the initial public offering price, having a purchase price of $96 million and $4 million, respectively. See the section entitled “Certain Relationships and Related Party Transactions” for more information regarding the terms and conditions relating to these transactions. As a result of this investment, CGI and Pharos will have an approximately      % and      % interest in the trust, respectively, immediately following this offering.
      In connection with this offering, the company will use a portion of the proceeds from this offering and the related transactions to acquire from the sellers:

•	approximately 98.1% of CBS Personnel on a primary and approximately 95.6% on a fully diluted basis;

•	approximately 75.4% of Crosman on a primary and fully diluted basis;

•	approximately 85.7% of Advanced Circuits on a primary basis and approximately 73.2% on a fully diluted basis; and

•	approximately 73.0% of Silvue on a primary and fully diluted basis, after giving effect to the conversion of preferred stock of Silvue that we will acquire.
      See the section entitled “The Acquisitions of and Loans to Our Initial Businesses” for more information about the calculation of the percentage of equity interest we are acquiring of each initial business. Following the closing of this offering, the remaining equity interests in each initial business will be held by the senior management of each of our initial businesses, as well as certain other minority shareholders.
      The board of directors of the company will oversee the management of each initial business and the performance by our manager and, initially, will be composed of seven directors, all of whom will be appointed by our manager as holder of the management interests. Following this initial appointment, six of the directors will be elected by our shareholders, four of whom will be the company’s independent directors.
      As holder of the management interests, our manager will have the right to appoint one director to the company’s board of directors commencing with the first annual meeting following the closing of this offering. Our manager’s appointed director on the company’s board of directors will not be required to stand for election by the shareholders. See the section entitled “Description of Shares — Voting and Consent Rights — Board of Directors Appointee” for more information about the manager’s right to appoint directors.
Company Loans and Financing Commitments to Our Initial Businesses
      In connection with this offering, the company will use a portion of the proceeds of this offering and the related transaction to make loans and financing commitments to each of our initial businesses as follows:

•	Approximately $70.2 million to CBS Personnel. The $70.2 million is comprised of approximately $64.0 million in term loans, approximately $31.2 million of which will be used to pay down third party debt and approximately $32.8 million of which represents a capitalization loan and, therefore, considered part of the purchase price of equity interests in CBS Personnel, and an approximately $42.5 million revolving loan commitment, approximately $6.2 million of which will be funded to CBS Personnel in conjunction with the closing of this offering.

•	Approximately $50.1 million to Crosman. The $50.1 million is comprised of approximately $47.8 million in term loans and an approximately $15.0 million revolving loan commitment, approximately $2.3 million of which will be funded to Crosman in conjunction with the closing of this offering.

•	Approximately $51.3 million to Advanced Circuits. The $51.3 million is comprised of approximately $50.5 million in term loans and an approximately $4.0 million revolving loan commitment, approximately $0.8 million of which will be funded to Advanced Circuits in conjunction with the closing of this offering.

•	Approximately $14.7 million to Silvue. The $14.7 million is comprised of approximately $14.3 million in term loans and an approximately $4.0 million revolving loan commitment, approximately $0.4 million of which will be funded to Silvue in conjunction with the closing of this offering.

      The term loans will be comprised of a senior secured term loan and a senior subordinated secured term loan. The term loans will be used to refinance all of the third party debt outstanding at each of our initial businesses immediately prior to the offering and, in certain cases, to capitalize our initial business. The revolving loans will also be secured and will be used to provide a source of working capital for each of our initial businesses, as necessary. The aggregate principal amount of term loans and the revolving loan commitments will be adjusted to give effect to payments made by or other borrowings of each initial business from September 30, 2005 until the closing of this offering. In addition, the aggregate principal amount of the term loan and revolving loan commitment to CBS Personnel will be adjusted to achieve a specific leverage with respect to CBS Personnel. See the section entitled “The Acquisitions of and Loans to Our Initial Businesses” for more information regarding the loans and commitments made by the company to each initial business.
Corporate Information
      Compass Diversified Trust is a Delaware statutory trust formed on November 18, 2005. Compass Group Diversified Holdings LLC is a Delaware limited liability company formed on November 18, 2005. Our principal executive offices are located at Sixty One Wilton Road, Second Floor, Westport, Connecticut 06880, and our telephone number is 203-221-1703. Our website is at www.CompassDiversifiedTrust.com. The information on our website is not incorporated by reference and is not part of this prospectus.
Acquisition of Our Initial Businesses
      We will enter into a stock purchase agreement with CGI, certain of CGI’s subsidiaries and certain other investors to acquire a controlling interest in our initial businesses in conjunction with the closing of this offering. The acquisitions will be subject to certain closing conditions and will be contingent upon each other. See the section entitled “The Acquisitions of and Loans to Our Initial Businesses” for further information about the acquisitions of our initial businesses. The management and board of directors of our initial businesses will continue to operate their respective business on a day-to-day basis following our acquisition. We discuss each of our initial businesses below.
CBS Personnel

Overview
      CBS Personnel, headquartered in Cincinnati, Ohio, is a leading provider of temporary staffing services in the United States. In order to provide its clients with a comprehensive solution to their human resources needs, CBS Personnel also offers employee leasing services, permanent staffing and temporary-to-permanent placement services. CBS Personnel operates 136 branch locations in various cities in 18 states and seeks to have a dominant market share in each city in which it operates. CBS Personnel and its subsidiaries have been associated with quality service in their markets for more than 30 years.
      CBS Personnel serves over 3,000 corporate and small business clients and on an average week places over 21,000 temporary employees in a broad range of industries, including manufacturing, transportation, retail, distribution, warehousing, automotive supply, construction, industrial, healthcare and financial sectors. We believe the quality of CBS Personnel’s branch operations and its strong sales force provide CBS Personnel with a competitive advantage over other placement services. CBS Personnel’s senior management, collectively, has approximately 50 years of experience in the human resource outsourcing industry and other closely related industries.
      For the nine months ended September 30, 2005 and the fiscal year ended December 31, 2004, temporary staffing generated approximately 96.9% and 96.8%, respectively, of CBS Personnel’s revenues, while the employee leasing and temporary-to-permanent staffing and permanent placement accounted for the remaining revenues. For the nine months ended September 30, 2005 and September 30, 2004, CBS Personnel had revenues of approximately $405.5 million and $179.3 million, respectively, and net income, of approximately $4.9 million and $4.7 million, respectively. Venturi Staffing Partners, Inc., or VSP, was acquired in September 2004 and therefore the nine months ended September 30, 2004 operating results only reflect revenues from VSP since its acquisition. For the fiscal year ended December 31, 2004, CBS Personnel had revenues of approximately $315.3 million and net income of approximately $7.4 million.

History of CBS Personnel
      In August 1999, The Compass Group acquired Columbia Staffing through a newly formed holding company. Columbia Staffing is a provider of light industrial, clerical, medical, and technical personnel to clients throughout the southeast. In October 2000, The Compass Group acquired through the same holding company CBS Personnel Services, Inc., a Cincinnati-based provider of human resources outsourcing. CBS Personnel Services, Inc. began operations in 1971 and is a leading provider of temporary staffing services in Ohio, Kentucky and Indiana, with a particularly strong presence in the metropolitan markets of Cincinnati, Dayton, Columbus, Lexington, Louisville, and Indianapolis. The name of the holding company that made these acquisitions was later changed to CBS Personnel.
      In February 2001, The Compass Group recruited its current president and chief executive officer who brought to CBS Personnel extensive related industry experience and has substantial managerial experience. The new president and chief executive officer immediately started a number of initiatives to build upon CBS Personnel’s leading market position and increase profitability, such as streamlining the administrative cost structure, implementing budget-based bonus plans and increasing investment in sales personnel and marketing programs. In October 2003, he recruited a new chief financial officer, further strengthening its senior management team and positioning CBS Personnel for organic and external growth.
      In 2004, CBS Personnel expanded geographically through the acquisition of VSP, formerly a wholly owned subsidiary of Venturi Partners. VSP is a leading provider of temporary staffing, temp-to-hire and permanent placement services through 79 branch offices located primarily in economically diverse metropolitan markets including Boston, New York, Atlanta, Charlotte, Houston and Dallas, as well as both Southern and Northern California.
      Approximately 75% of VSP’s temporary staffing revenue related to the clerical staffing, with the remaining 25% relating to the light industrial staffing. Based on its geographic presence, VSP was a complementary acquisition for CBS Personnel as their combined operations did not overlap and the merger created a more national presence for CBS Personnel. In addition, the acquisition helped diversify CBS Personnel’s revenue base to be more balanced between the clerical and light industrial staffing, with each representing about 50% of the business post-acquisition.

Industry
      According to Staffing Industry Analysts, Inc., the staffing industry generated approximately $107 billion in revenues in 2004. The staffing industry is comprised of four product lines: (i) temporary staffing; (ii) employee leasing; (iii) permanent placement; and (iv) outplacement, representing approximately 76%, 10%, 13% and 1% of the market, respectively, according to the American Staffing Association. According to the American Staffing Association, Annual Economic Analysis of the Staffing Industry, the temporary staffing business grew by 12.5% in 2004. Over 95% of CBS Personnel’s revenues are generated in temporary staffing.
      CBS Personnel competes in both the light industrial and clerical categories of the temporary staffing product line. The light industrial category is comprised of providers of unskilled and semi-skilled workers to clients in manufacturing, distribution, logistics and other similar industries. The clerical category is comprised of providers of administrative personnel, data entry professionals, call center employees, receptionists, clerks and similar employees.
      According to the U.S. Bureau of Labor Statistics, or BLS, more jobs were created in professional and business services (which includes staffing) than in any other industry between 1992 and 2002. Further, BLS has projected that the professional and business services sector is expected to be the second fastest growing sector of the economy between 2002 and 2012. Companies today are operating in a more global and competitive environment, which requires them to respond quickly to fluctuating demand for their products and services. As a result, companies seek greater workforce flexibility translating to an increasing demand for temporary staffing services. This growing demand for temporary staffing should remain consistent in the near future as temporary staffing becomes an integral component of corporate human capital strategy.

Services
      CBS Personnel provides temporary staffing services tailored to meet each client’s unique staffing requirements. We believe CBS Personnel maintains a strong reputation in its markets for providing a complete staffing solution that includes both high quality candidates and superior client service. CBS Personnel’s management believes it is one of only a few staffing services companies in each of its markets that is capable of fulfilling the staffing requirements of both small, local clients and larger, regional or national accounts. To position itself as a key provider of human resources to its clients, CBS Personnel has developed a client-centric approach to service that focuses on the following:

•	providing excellent service to existing clients in a consistent and efficient manner;

•	attempting to cross-sell additional service offerings to existing clients to increase revenue per client;

•	engaging in targeted selling practices to prospective clients to expand the client base; and

•	providing incentives to employees through well-balanced incentive and bonus plans to encourage increased sales per client and the establishment of new client relationships.
      CBS Personnel offers its clients a comprehensive staffing solution by providing the following services:

•	temporary staffing services in categories such as light industrial, clerical, healthcare, construction, transportation, professional and technical staffing;

•	employee leasing and related administrative services; and

•	temporary-to-permanent and permanent placement services.

Temporary Staffing Services
      CBS Personnel endeavors to understand and address the individual staffing needs of its clients and has the ability to serve a wide variety of clients, from small companies with specific personnel needs to large companies with extensive and varied requirements. To achieve its goal of client-centric service, CBS

Personnel devotes significant resources to the development of customized programs designed to fulfill the client’s need for certain services with quality personnel in a prompt and efficient manner. CBS Personnel’s primary temporary staffing categories are described below.

•	Light Industrial — The majority of CBS Personnel’s revenues are derived from the placement of low- to mid-skilled temporary workers in the light industrial category, which comprises primarily the distribution (“pick-and-pack”) and light manufacturing (such as assembly-line work in factories) sectors of the economy. Approximately 45% of CBS Personnel’s temporary staffing revenues were derived from light industrial for the nine months ended September 30, 2005 and the fiscal year ended December 31, 2004.

•	Clerical — CBS Personnel provides clerical workers that have been screened, reference-checked and tested for computer ability, typing speed, word processing and data entry capabilities. Clerical workers are often employed at client call centers and corporate offices. Approximately 41% of CBS Personnel’s temporary staffing revenues were derived from clerical for the nine months ended September 30, 2005 and the fiscal year ended December 31, 2004.

•	Technical — CBS Personnel provides placement candidates in a variety of skilled technical capacities, including plant managers, engineering management, operations managers, designers, draftsmen, engineers, materials management, line supervisors, electronic assemblers, laboratory assistants and quality control personnel. Approximately 4% of CBS Personnel’s temporary staffing revenues were derived from technical for the nine months ended September 30, 2005 and the fiscal year ended December 31, 2004.

•	Healthcare — Through its expert placement agents in its Columbia Healthcare division, CBS Personnel provides trained candidates in the following healthcare categories: medical office personnel, medical technicians, rehabilitation professionals, management and administrative personnel and radiology technicians, among others. Approximately 2% of CBS Personnel’s temporary staffing revenues were derived from healthcare for the nine months ended September 30, 2005 and the fiscal year ended December 31, 2004.

•	Niche/ Other — In addition to the light industrial, clerical, healthcare and technical categories, CBS Personnel also provides certain niche staffing services, placing candidates in the skilled industrial, construction and transportation sectors, among others. CBS Personnel’s wide array of niche service offerings allows the company to meet a broad range of client needs. Moreover, these niche services typically generate higher margins for the CBS Personnel. Approximately 8% of CBS Personnel’s temporary staffing revenues were derived from niche/other for the nine months ended September 30, 2005 and the fiscal year ended December 31, 2004.
      As part of its temporary staffing solutions offering, CBS Personnel provides an on-site program to clients employing, generally, 50 or more of its temporary employees. The on-site program manager works full-time at the client’s location to help manage the client’s temporary staffing and related human resources needs and provides detailed administrative support and reporting systems, which reduce the client’s workload and costs while allowing its management to focus on increasing productivity and revenues. CBS Personnel’s management believes this on-site program offering creates strong relationships with its clients by providing consistency and quality in the management of clients’ human resources and administrative functions. In addition, through its on-site program, CBS Personnel often gains visibility into the demand for temporary staffing services in new markets, which has helped management identify possible areas for geographic expansion.

Employee Leasing Services
      Through the employee leasing and administrative service offerings of its Employee Management Services, or EMS, division, CBS Personnel provides administrative services, handling the client’s payroll, risk management, unemployment services, human resources support and employee benefit programs. This results in reduced administrative requirements for employers and, most importantly, by having EMS take over the non-productive administrative burdens of an organization, affords clients the ability to focus on their core businesses.
      EMS offers also a full line of benefits, including medical, dental, vision, disability, life insurance, 401(k) retirement and other premium options for employers to provide to their employees. As a result of economies of scale, clients are offered multiple plan and premium options at affordable rates. The client has the flexibility to determine what benefits to offer and how the program will be implemented in order to attract more qualified employees.

Temporary-to-Permanent and Permanent Staffing Services
      Complementary to its temporary staffing and employee leasing services, CBS Personnel offers temporary-to-permanent and permanent placement services, often as a result of requests made through its temporary staffing activities. In addition, temporary workers will sometimes be hired on a permanent basis by the clients to whom they are assigned. CBS Personnel earns fees for permanent placements, in addition to the revenues generated from providing these workers on a temporary basis before they are hired as permanent employees.
      A unique component of CBS Personnel’s permanent placement services is its Japanese American Connection program (“JAC”), which provides contract and permanent placement services to Japanese-owned companies in the Ohio Valley. JAC professionals are predominantly Japanese-American, are fluent in both English and Japanese and have a keen understanding of, and appreciation for, the unique needs of Japanese companies operating in the mid-western United States. In addition, JAC serves an important marketing function for CBS Personnel, as JAC’s efforts offer CBS Personnel unique opportunities to build relationships with Japanese companies that maintain significant operations in CBS Personnel’s markets. CBS Personnel’s temporary-to-permanent and permanent placement services contribute higher margins and are scalable, thereby making them a potential opportunity for future growth.

Competitive Strengths
      CBS Personnel has established itself as a leading provider of human resource solutions by providing its customers with flexible employee solutions in a timely and cost effective manner. A key to CBS Personnel’s success has been its tenure and density in virtually all of its markets. This strategy has allowed CBS Personnel to build a premium reputation in each of its markets and has resulted in the following competitive strengths:

•	Large employee database/customer list — Through its long tenure and dense operating model, CBS Personnel has built a leading presence in its markets in terms of both clients and employees. CBS Personnel is successful in recruiting additional employees because of its reputation as having numerous job openings with a wide variety of clients. Feeding off of its strong employee database, CBS Personnel attracts clients through its reputation as having a strong database of reliable employees with a wide ranging skill set. CBS Personnel’s strength in its employee database and client list has been built over a number of years in each of its markets and serves as a major competitive strength in most of its markets.

•	Higher operating margins — By creating a dense network of offices, CBS Personnel is able to better leverage its selling, general and administrative expenses at the regional and field level and create higher operating income margins than its less dense competitors.

•	Scalable business model — By having multiple office locations in each of its markets, CBS Personnel is able to quickly scale its business model in both good and bad economic environments. For example, in 2001 and 2002, CBS Personnel was able to close offices and reduce overhead expenses while shifting business to adjacent offices. For competitors with only one office per market, closing an office requires abandoning the clients and employees in that market. During 2001 and 2002, CBS Personnel was able to reduce its overhead costs by approximately 13% while maintaining its dominant presence in each of its markets and retaining its clients and employees.

•	Marketing synergies — By having a number of offices in each of its markets, CBS Personnel allocates additional resources to marketing and selling and amortizes those costs over a larger office network. For example, while many of its competitors use selling branch managers who split time between operations and sales, CBS Personnel uses outside sales reps that are exclusively focused on bringing in new sales.

Business Strategies
      CBS Personnel’s business strategy is to (i) leverage its position in its existing markets, (ii) build a presence in contiguous markets, and (iii) pursue and selectively acquire other staffing resource providers.

•	Leverage its position in its existing markets — In many of its existing markets, CBS Personnel has a leading market share with multiple branch locations. CBS Personnel plans on capitalizing on its market position by continuing to invest heavily in sales and marketing in order to increase market share. With its leading database of clients and candidates in its markets, CBS Personnel offers high margin complimentary services such as full time recruiting, consulting, and administrative outsourcing. CBS Personnel has implemented an incentive plan that highly rewards cross-selling of high margin services into its existing customer base in order to increase its profitability per client.

•	Build a presence in contiguous markets — Under each of its brand names, CBS Personnel has built a strong reputation over a number of years in its markets. To capitalize on its strong brand recognition, CBS Personnel plans to expand its office network in contiguous markets by opening new offices. CBS Personnel’s strong brand awareness in its existing markets provides a platform to launch into contiguous markets and leverage off of CBS Personnel’s brand recognition.

•	Pursue selective acquisitions — As with the most recent acquisition of VSP, CBS Personnel plans on selectively acquiring other leading staffing providers. CBS Personnel views acquisitions as an attractive means to enter into a new geographical market. In evaluating acquisition targets, CBS Personnel looks for characteristics that are similar to its own, such as longevity and density. In some cases, CBS Personnel will also look at acquiring within its existing markets to add to its market position.

Clients
      CBS Personnel serves over 3,000 clients in a broad range of industries, including manufacturing, technical, transportation, retail, distribution, warehousing, automotive supply, construction, industrial, healthcare services and financial. These clients range in size from small, local firms to large, regional or national corporations. One of CBS Personnel’s largest client is Chevron Corporation, which accounted for 5% of revenues for the year ended December 31, 2004. None of CBS Personnel’s other clients individually accounted for more than 2% of its revenues for the year ended December 31, 2004. CBS Personnel’s client assignments can vary from a period of a few days to long-term, annual or multi-year contracts. We believe CBS Personnel has a strong relationship with its clients.
Sales, Marketing and Recruiting Efforts
      CBS Personnel’s marketing efforts are principally focused on branch-level development of local business relationships. Local salespeople are incentivized to recruit new clients and increase usage by existing clients through their compensation programs, as well as through numerous contests and competitions. Regional or company-based specialists are utilized to assist local salespeople in closing potentially large accounts, particularly where they may involve an on-site presence by CBS Personnel. On a regional and national level, efforts are made to expand and align its services to fulfill the needs of clients with multiple locations, which may also include using on-site CBS Personnel professionals and the opening of additional offices to better serve a client’s broader geographic needs.
      In terms of recruitment of qualified employees, CBS Personnel utilizes a variety of methods to recruit its work force including, among others, rewarding existing employees for qualifying referrals, newspaper and other media advertising, internet sourcing, marketing brochures distributed at colleges and vocational schools and community- or education-based job fairs. CBS Personnel actively recruits in each community in which it operates, through educational institutions, evening and weekend interviewing and open houses. At the corporate level, CBS Personnel maintains an in-house web-based job posting and resume submission engine which allows distribution of job descriptions to over 3,000 online job boards. Individuals may also submit a resume through CBS Personnel’s website.
      Following a prospective employee’s identification, CBS Personnel systematically evaluates each candidate prior to placement. The employee application process includes an interview, skills assessment test, education verification and reference verification, and may include drug screening and background checks depending upon customer requirements.

Competition
      The temporary staffing industry is highly fragmented and, according to the U.S. Census Bureau in 2002, was comprised of approximately 11,500 service providers, the vast majority of which generate less than $10 million in annual revenues. Of the total number of service providers, over 80% are single-office firms. Staffing services firms with more than 10 establishments account for only 1.6% of the total number of service providers, or 187 companies, but generate 49.3% of revenues in the temporary staffing industry. The employee leasing industry consists of approximately 4,200 service providers.
      CBS Personnel competes with both large, national and small, local staffing companies in its markets for clients. Notwithstanding this level of competition, CBS Personnel’s management believes CBS Personnel benefits from a number of competitive advantages, including:

•	a high density of offices in its core markets;

•	long-standing relationships with its clients;

•	a strong database of qualified temporary workers which enables CBS Personnel to fill orders rapidly;

•	well-recognized brands and leadership positions in its core markets; and

•	a reputation for treating employees well and offering competitive benefits.
      Numerous competitors, both large and small, have exited or significantly reduced their presence in many of CBS Personnel’s markets. CBS Personnel’s management believes that this trend has resulted from the increasing importance of scale, client demands for broader services and reduced costs, and the difficulty that the strong positions of market leaders, such as CBS Personnel, present for competitors attempting to grow their client base.
      CBS Personnel also competes for qualified employee candidates in each of the markets in which it operates. Management believes that CBS Personnel’s scale and concentration in each of its markets provides it with significant recruiting advantages. Key among the factors affecting a candidate’s choice of employers is the likelihood of reassignment following the completion of an initial engagement. CBS Personnel typically has numerous clients with significantly different hiring patterns in each of its markets, increasing the likelihood that it can reassign individual employees and limit the amount of time an employee is in transition. As employee referrals are also a key component of its recruiting efforts, management believes local market share is also key to its ability to identify qualified candidates.

Tradenames
      CBS Personnel uses the following tradenames: CBS Personneltm, CBS Personnel Servicestm, Columbia Staffingtm, Columbia Healthcare Servicestm and Venturi Staffing Partnerstm. These trade names have strong brand equity in their markets and have significant value to CBS Personnel’s business.

Facilities
      CBS Personnel, headquartered in Cincinnati, Ohio, provides staffing services through all 136 of its branch offices located in 18 states. The following table shows the number of branch offices located in each state in which CBS Personnel operates and the employee hours billed by those branch offices for the nine months ended September 30, 2005.

	Number of	Employee
State	Branch Offices	Hours Billed

		(In thousands)
Ohio	26	7,166
California	20	2,947
Kentucky	14	3,263
Texas	13	3,465
South Carolina	12	1,956
North Carolina	9	1,384
Illinois	8	807
Indiana	7	1,661
Pennsylvania	6	719
Massachusetts	5	344
Georgia	4	456
Virginia	3	830
New York	2	567
Alabama	2	294
New Jersey	2	123
Washington	1	100
Florida	1	89
Rhode Island	1	46
      All of the above branch offices, along with CBS Personnel’s principal executive offices in Cincinnati, Ohio, are leased. Lease terms are typically 3 to 5 years. CBS Personnel does not anticipate any difficulty in renewing these leases or in finding alternative sites in the ordinary course of business.

Regulatory Environment
      In the United States, temporary employment services firms are considered the legal employers of their temporary workers. Therefore, state and federal laws regulating the employer/employee relationship, such as tax withholding and reporting, social security and retirement, equal employment opportunity and Title VII Civil Rights laws and workers’ compensation, including those governing self-insured employers under the workers’ compensation systems in various states, govern CBS Personnel’s operations. By entering into a co-employer relationship with employees who are assigned to work at client locations, CBS Personnel assumes certain obligations and responsibilities of an employer under these federal and state laws. Because many of these federal and state laws were enacted prior to the development of nontraditional employment relationships, such as professional employer, temporary employment, and outsourcing arrangements, many of these laws do not specifically address the obligations and responsibilities of nontraditional employers. In addition, the definition of “employer” under these laws is not uniform.
      Although compliance with these requirements imposes some additional financial risk on CBS Personnel, particularly with respect to those clients who breach their payment obligation to CBS Personnel, such compliance has not had a material adverse impact on CBS Personnel’s business to date. CBS Personnel believes that its operations are in compliance in all material respects with applicable federal and state laws.

Workers’ Compensation Program
      As the employer of record, CBS Personnel is responsible for complying with applicable statutory requirements for workers’ compensation coverage. State law (and for certain types of employees, federal law) generally mandates that an employer reimburse its employees for the costs of medical care and other specified benefits for injuries or illnesses, including catastrophic injuries and fatalities, incurred in the course and scope of employment. The benefits payable for various categories of claims are determined by state regulation and vary with the severity and nature of the injury or illness and other specified factors. In return for this guaranteed protection, workers’ compensation is considered the exclusive remedy and employees are generally precluded from seeking other damages from their employer for workplace injuries. Most states require employers to maintain workers’ compensation insurance or otherwise demonstrate financial responsibility to meet workers’ compensation obligations to employees.
      In many states, employers who meet certain financial and other requirements may be permitted to self-insure. CBS Personnel self-insures its workers’ compensation exposure for a portion of its employees. Regulations governing self-insured employers in each jurisdiction typically require the employer to maintain surety deposits of government securities, letters of credit or other financial instruments to support workers’ compensation claims in the event the employer is unable to pay for such claims.
      As a self-insured employer, CBS Personnel’s workers’ compensation expense is tied directly to the incidence and severity of workplace injuries to its employees. CBS Personnel seeks to contain its workers’ compensation costs through an aggressive approach to claims management, including assigning injured workers, whenever possible, to short-term assignments which accommodate the workers’ physical limitations, performing a thorough and prompt on-site investigations of claims filed by employees, working with physicians to encourage efficient medical management of cases, denying questionable claims and attempting to negotiate early settlements to mitigate contingent and future costs and liabilities. Higher costs for each occurrence, either due to increased medical costs or duration of time, may result in higher workers’ compensation costs to CBS Personnel with a corresponding material adverse effect on its financial condition, business and results of operations.

Legal Proceedings
      CBS Personnel is, from time to time, involved in litigation and various claims and complaints arising in the ordinary course of business. In the opinion of CBS Personnel’s management, the ultimate disposition of these matters will not have a material adverse effect on CBS Personnel’s financial condition, business and results of operations.

Capital Structure
      As of November 25, 2005, CBS Personnel’s authorized capital stock consisted of (i) 5,000,000 shares of Class A common stock, par value $0.001 per share, of which 2,830,909 shares were issued and outstanding, (ii) 5,000,000 shares of Class B common stock, par value $0.001 per share, of which 3,548,384 shares were issued and outstanding, and (iii) 2,000,000 shares of Class C common stock, par value $0.001 per share, of which 181,699 were issued and outstanding. As of the same date, two subsidiaries of CGI owned all of the issued and outstanding shares of Class A common stock and 2,274,052 of the issued and outstanding shares of Class B common stock, with Robert Lee Brown, the founder of CBS Personnel Services, Inc., owning all the remaining issued and outstanding shares of Class B common stock and CBS Personnel’s senior managers and certain other investors owning all the issued and outstanding shares of Class C common stock. The rights of all holders of common stock are substantially identical except that each holder of Class B common stock and Class C common stock is entitled to only one vote per share, whereas each holder of Class A common stock is entitled to 10 votes per share.
      As of November 25, 2005, such subsidiaries of CGI, together, held warrants to acquire an additional 23,457.15 shares of Class B common stock, and Mr. Brown held warrants to acquire an additional 922,993.45 shares of Class B common stock, which warrants are expected to be exercised prior to the closing of this offering. Upon such exercise, there will be no warrants to purchase capital stock of CBS Personnel issued or outstanding. Also as of such date, CBS Personnel’s senior managers and certain other investors held unexercised outstanding options to purchase an additional 573,051 shares of Series C common stock. If all vested, non-contingent warrants and vested, in-the-money options were exercised, CGI’s ownership would be diluted from approximately 98.1% to approximately 95.6%.
      In the event of any merger or exchange as described in the DGCL, each then issued and outstanding share of Class B common stock and Class C common stock would be automatically converted into one issued and outstanding share of Class A common stock. There are no other securities convertible or exchangeable into shares of capital stock issued and outstanding.
      We have entered into a stock purchase agreement pursuant to which we will acquire all of the shares of Class A common stock and all of the Class B common stock then held by CGI’s subsidiaries, all of the shares of Class B common stock then held by Mr. Brown and 65,000 shares of Class C common stock then held by certain directors and former directors of CBS personnel. See the section entitled “The Acquisitions of and Loans to Our Initial Businesses — CBS Personnel” for a discussion of the material terms of the stock purchase agreement.

Employees
      As of September 30, 2005, CBS Personnel employed approximately 90 individuals in it its corporate staff and approximately 758 staff members in its branch locations. For the nine months ended September 30, 2005, CBS Personnel placed over 25,000 people.
      Temporary employees placed by CBS Personnel are generally CBS Personnel’s employees while they are working on assignments. As employer of its temporary employees, CBS Personnel maintains responsibility for applicable payroll taxes and the administration of the employee’s share of such taxes.
      CBS Personnel’s staffing services employees are not under its direct control while working at a client’s business. CBS Personnel has not experienced any significant liability due to claims arising out of negligent acts or misconduct by its staffing services employees. The possibility exists, however, of claims being asserted against CBS Personnel, which may exceed its liability insurance coverage, with a resulting material adverse effect on its financial condition, business and results of operations.
Crosman

Overview
      Crosman, headquartered in East Bloomfield, New York, was one of the first manufacturers of airguns and is a leading manufacturer and distributor of recreational airgun products and related accessories. Crosman also designs, markets and distributes paintball products and related accessories through Diablo Marketing, LLC (d/b/a Game Face Paintball), or GFP, its 50%-owned joint venture. Crosman’s products are sold in over 6,000 retail locations worldwide through approximately 500 retailers, which include mass retailers, such as Wal-Mart and Kmart, and sporting goods retailers, such as Dick’s Sporting Goods and Big 5 Sporting Goods. While Crosman’s primary market is the United States (accounting for approximately 87% of net sales for the fiscal year ended June 30, 2005 and approximately 85% and approximately 86% of net sales for the quarters ended September 26, 2004 and October 2, 2005, respectively), Crosman distributes its products in 44 countries worldwide.
      The Crosmantm brand is one of the pre-eminent names in the recreational airgun market and is widely recognized in the broader outdoor sporting goods industry. Crosman markets a full line of recreational airgun products, airgun accessories and related products under its own trademark brands as well as under other well-established brands through licensing or distribution agreements. Crosman markets paintball products, including markers (which are paintball projection devices), paintballs, paintball accessories and related products, primarily under the Game Facetm brand. Crosman’s senior management, collectively, has approximately 77 years of experience in the recreational products industry and closely related industries.

      For the quarters ended October 2, 2005 and September 26, 2004, Crosman had net sales of approximately $20.5 million and $15.5 million, respectively, and net income of approximately $0.6 million and $0.3 million, respectively. For the fiscal year ended June 30, 2005, Crosman had net sales of approximately $70.1 million and net income of approximately $0.5 million.

History of Crosman
      Crosman was founded in 1923 as Crosman Rifle Company and was one of the first manufacturers of recreational airguns in the United States. In 1971, Coleman Corporation, or Coleman, acquired Crosman. In 1990, Coleman sold Crosman to Worldwide Sports and Recreation, Inc., or Worldwide Sports, a marketer of outdoor recreational products and sporting goods. In 1997, certain executives of Crosman and other equity investors acquired Crosman from Worldwide Sports. In January 2002, Crosman formed GFP through a 50%-owned joint venture called Diablo Marketing LLC to market paintball products and related accessories primarily under the Game Facetm brand. A subsidiary of CGI acquired a majority interest in Crosman in February 2004, as part of a transaction involving a simultaneous stock purchase, stock redemption and recapitalization.

Industry
      Crosman competes in the recreational airgun and paintball markets within the outdoor sporting goods industry. According to the Sporting Goods Manufacturers Association International, or SGMA, the United States outdoor sporting goods industry generated approximately $22.9 billion in retail sales in 2004. Within this industry, Crosman’s management estimates that sales in the market categories in which Crosman competes were approximately $235 million in 2004.

Recreational Airgun Market
      For the year ended December 31, 2004, management estimates that the worldwide recreational airgun industry was approximately $315 million and the United States recreational airgun market represented approximately 75% of this amount, or $235 million. Management estimates that United States 2004 sales consisted of approximately $125 million in air rifles and air pistols, approximately $55 million in soft airguns and approximately $55 million in airgun consumables. Crosman estimates that it has an approximately 40% share of the United States recreational airgun market based on its net sales of $20.5 million and $70.1 million for the quarter ended October 2, 2005 and fiscal year ended June 30, 2005, respectively.
      The recreational airgun market is a mature industry and experiencing slow and steady growth through increasing popularity of target shooting in the United States and increased spending by baby boomers.
      Crosman’s management believes several factors will likely stimulate further market growth, including:

•	Broad Distribution — Mass retailers have become the primary distribution channel for recreational airguns, airgun accessories and related products because of the high margin and high turnover attributes of such products. Continued mass retailer participation in the recreational airgun market should continue to broaden the audience of potential consumers.

•	Increasing Popularity of Recreational Airguns — The popularity of activities involving recreational airguns, such as target shooting, has increased according to the SGMA, and management believes it will continue to grow. This has resulted in increased participation in such activities, which has resulted in increased sales, partly due to the mini-baby boom of the early 1990s, which is expected to drive up sales in the next decade. Management of Crosman believes that sales of recreational airguns, and in particular soft air guns, should continue to grow as participation in activities involving recreational airguns increases.

•	Increased Level of Regulations on Firearms — As laws concerning the purchase and use of firearms become more stringent, management of Crosman believes that sales of airguns, particularly in the high-end sector, should continue to increase because of the similar nature to firearms and the less restrictive regulatory environment concerning the purchase and use of airguns.

Paintball Market
      For the year ended December 31, 2004, wholesale sales in the United States paintball market, consisting of paintball products and accessories, was estimated at $417 million according to the SGMA. While there are a number of manufacturers who make only paintball guns and accessories, a few airgun manufacturers also participate in the paintball market due to the close relations between paintball products and airgun products. Most paintball manufacturers provide both paintball products and accessories.
      Paintball participation levels in the United States have increased from 5.9 million in 1998 to approximately 9.6 million in 2004, with more than 1.7 million participants playing on a frequent basis (more than 15 times a year) according to the SGMA. This increase is due to the increasingly broader group of players, including corporate groups, youth leagues, church organizations and others, that have begun participating in paintball as well as the availability of paintball and related products through mass retailers.
      Crosman’s management believes that several factors will likely stimulate further paintball market growth, including:

•	Broad Distribution — Paintball products are currently sold in over 3,500 retail outlets in the United States, generally through specialty retailers and some mass retailers. Management believes that the number of mass retailers that carry paintball products in the future may increase and that such broadened distribution channels for paintball products would increase the audience of potential consumers.

•	Increasing Availability of Paintball Facilities — The number of paintball facilities have increased as the sport has become more popular. Paintball facilities are being designed to fit into small areas, such as existing family amusement centers, and facility owners are upgrading and constructing facilities that cater to beginners. Crosman believes that as the number of paintball facilities grows, the audience of potential consumers increases as well.

•	Increasing Visibility — Public awareness of paintball is increasing through an expanding base of publications, web sites and increased media coverage. There are also professional paintball leagues, such as the National X-Ball League, whose tournaments have been featured on ESPN.

•	Popularity Among Youth — Young people are attracted to the unique attributes of paintball, its physical competition, perceived “alternative” culture and team-oriented focus.

Products
      Crosman designs, manufactures and distributes recreational airgun products and paintball products. Crosman currently sells products in approximately 38 product families under the following trademarks: Crosmantm, Benjamin Sheridantm, Copperhead tm, Powerletstm, AirSourcetm, Game Facetm and Crosman Soft Airtm, as well as other well-known brands through licensing or distribution agreements.

Recreational Airgun Products
      Crosman’s recreational airgun products are comprised of a variety of product categories of airguns, with different propellant technologies (such as pneumatic pump-action, CO2 gas-powered, and spring air), styles, materials, sizes and types of ammunition, consumables (such as BBs, pellets and CO2 cartridges and accessories) and other products (such as scopes and targets). The following is an overview of Crosman’s product lines:

•	Air Rifles — Crosman offers 14 air rifle product families with typical retail prices ranging from $30 to $150, with high-end models retailing for prices up to $800. Crosman markets its air rifles under the following brands: Crosmantm, Benjamin Sheridantm, and, through licensing agreements,

Loguntm, Remingtontm and Walthertm. For the fiscal year ended June 30, 2005, air rifles accounted for approximately $24.1 million, or 34%, of Crosman’s net sales. For the quarter ended September 26, 2004 and the quarter ended October 2, 2005, air rifles accounted for approximately $5.3 million, or 34%, and $5.9 million, or 29% of net sales, respectively.

•	Air Pistols — Crosman markets 14 air pistol product families with average retail prices ranging from $20 to $100. Crosman markets its air pistols under the following brands: Crosmantm and, through licensing agreements, Berettatm, Colt tm, Smith & Wessontm, and Walthertm. For the fiscal year ended June 30, 2005, air pistols accounted for approximately $11.8 million, or 17%, of Crosman’s net sales. For the quarter ended September 26, 2004 and the quarter ended October 2, 2005, air pistols accounted for approximately $3.0 million, or 19%, and $3.3 million, or 16% of net sales, respectively.

•	Soft Air Airguns — Soft air airguns fire plastic BBs at low velocities. Crosman began selling soft air airguns in May 2002. Crosman markets its soft air airguns under the Crosman Soft Airtm brand. For the fiscal year ended June 30, 2005, Soft Air accounted for approximately $15.6 million, or 22%, of Crosman’s net sales. For the quarter ended September 26, 2004 and the quarter ended October 2, 2005, Soft Air accounted for approximately $2.9 million, or 18%, and $7.2 million, or 35% of net sales, respectively.

•	Consumables — Crosman is a leading manufacturer of airgun consumables, including CO2 cartridges and ammunition (BBs and pellets). Crosman markets its consumables under the Crosmantm and Copperhead tm brands and markets its CO2 cartridges product families under the Powerletstm and AirSourcetm brands. For the fiscal year ended June 30, 2005, consumables accounted for approximately $16.9 million, or 24%, of Crosman’s net sales. For the quarter ended September 26, 2004 and the quarter ended October 2, 2005, consumables accounted for approximately $3.9 million, or 25%, and $3.7 million, or 18% of net sales, respectively.

•	Accessories and Other Products — Crosman also offers a variety of miscellaneous recreational airgun accessories, such as scopes, laser sights and targets, as well as other products such as slingshots. Crosman markets its products in this category under the Crosmantm brand. For the fiscal year ended June 30, 2005, accessories and other products accounted for approximately $1.6 million, or 2%, of Crosman’s net sales. For the quarter ended September 26, 2004 and the quarter ended October 2, 2005, accessories and other products accounted for approximately $0.5 million, or 3%, and $0.3 million, or 2% of net sales, respectively.

Paintball Products
      Crosman designs, manufactures and distributes paintball products and related accessories through GFP, its 50%-owned joint venture. Crosman is responsible for all operational aspects of GFP, including product development, sales, warehousing, shipping, administration, finance and accounting. Crosman is paid 5% of GFP’s net sales for these services. Crosman includes 50% of this payment from GFP in non-operating income and 50% as a reduction to its selling expenses. For the quarters ended October 2, 2005 and September 26, 2004, GFP had approximately $2.5 million and $2.4 million in net sales, respectively.
      Paintball products sold through GFP include the following:

•	Markers — GFP designs, markets and distributes five paintball marker product families with average retail prices ranging from $100 to $190. In 2004, GFP introduced a family of high-end markers with retail prices ranging from $500 to $800. GFP also offers the only ready-to-play paintball kit on the market, complete with marker and pre-filled CO2 cartridges. GFP markets its marker products under the Game Facetm brand. For the fiscal year ended June 30, 2005, markers accounted for approximately $2.5 million, or 18%, of GFP’s net sales. For the quarter ended September 26, 2004 and the quarter ended October 2, 2005, markers accounted for approximately $0.7 million, or 28%, and $0.5 million, or 22% of GFP’s net sales, respectively.

•	Accessories and Related Products — GFP offers paintball accessories and related products, including paint, disposable CO2 tanks, facemasks, protective gear and marker components, such as ammunition hoppers, gloves and protective vests. GFP markets its paintball accessories and related products under the Game Facetm brand. For the fiscal year ended June 30, 2005, accessories and related products accounted for approximately $11.1 million, or 82%, of GFP’s net sales. For the quarter ended September 26, 2004 and the quarter ended October 2, 2005, accessories and related products accounted for approximately $1.7 million, or 72%, and $1.9 million, or 78% of GFP’s net sales, respectively.

Competitive Strengths
      Crosman’s management believes that Crosman possesses the following competitive strengths, which have enabled it to maintain its leadership position in its markets while continuing to grow by successfully introducing new products:

•	Leading Market Position — Management believes Crosman has achieved a leading position in the design, manufacturing and distribution of recreational airgun products by investing the necessary resources to establish its strong brands, broad product offering, efficient manufacturing capabilities, excellent sourcing and distribution relationships and by assembling a strong management team. It currently has an approximately 40% share of the United States recreational airgun market which it expects will allow it to further penetrate the paintball market and introduce new products in the recreational airgun market.

•	Strong Brand Portfolio — Crosman owns one of the pre-eminent brand portfolios in the recreational airgun market and is widely recognized in the broader outdoor sporting goods industries. Crosman’s recreational airgun products are recognized for their quality features and craftsmanship. The strength of Crosman’s brands portfolio has positioned it as a source for a broad variety of recreational airgun and paintball products and should enable it to capture additional market share.

•	Established, Long Term Relationships with Leading Retailers — Crosman has served two of its top retailers, Wal-Mart and Kmart, for over 25 years and its top ten retailers for an average of 14 years. Crosman invests in its retailer relationships by working closely with retailers in an effort to increase their sales and margins, manage inventory levels and provide superior service to the consumer. Such dedication to relations with their retailers contributes to Crosman’s strong and long-term relationships with its leading retailers.

•	High Margin Product Focus — Crosman’s focus on products in the mid- to high-end of the retail price spectrum combined with its low-cost manufacturing capabilities generate higher margins for Crosman and its retailers. We believe that such a focus permits Crosman and its retailers to earn greater margins as compared to major competitors’ lower-priced products.

•	Dedication to High Product Quality Standards — Crosman closely monitors the quality of its manufacturing process, beginning by routinely verifying the quality of its raw material used in the manufacturing process. In addition, each component is inspected on the assembly line prior to assembly of the final product. After production, each product is tested and undergoes a final inspection prior to packaging. Such attentive detail to quality has resulted in Crosman experiencing an approximately 1% defect rate with respect to its recreational air guns.

•	Proven Product Development Capability — Since 2001, under Crosman’s current management team, Crosman became dedicated to bringing innovative new products to market. For example, since 2001, Crosman has introduced several new products including the 88-gram AirSourcetm CO2 cartridges, the Benjamin Sheridantm and Crosmantm break-barrel spring air rifles, an innovative blow-back semi-automatic air rifle, and soft air airguns marketed under the Crosman Soft Airtm brand name. GFP also introduced a new 88-gram AirSourcetm disposable CO2 tank in January

2003. Crosman’s strength in developing new products is demonstrated by net sales of new products introduced since 2001 of approximately $33.6 million, or 48%, for fiscal year ended June 30, 2005.

•	Experienced Management Team — Crosman’s senior management, collectively, has approximately 77 years of experience in the recreational products industry and closely related industries. Since 2001, the current management team has effected significant improvements in Crosman’s financial performance by focusing on developing new products, leveraging distribution channels to improve market penetration, improving operational efficiencies and expanding and refining supplier networks.

Business Strategies
      Crosman’s strategy is to continue to build on its position as a leading manufacturer and distributor of recreational airgun and paintball products by focusing on:

•	Driving Organic Growth — Crosman’s management believes that Crosman can leverage its competitive strengths to increase sales of its current products and introduce new products to capitalize on the expected growth in the recreational airgun and paintball markets. Management believes that Crosman can continue to increase its sales by maintaining and building upon its strong relationships with its retailers to more aggressively promote its products and to introduce and promote new products.

•	Maintaining Focus on Cost Control and Operating Efficiency — In an effort to achieve further sustainable margin improvements, Crosman plans to maintain its focus on cost control by continuing to improve its manufacturing efficiency and to refine its supplier network. Crosman’s budgeting process allows it to measure departmental spending against budgets each month and to compensate supervisors based partially on their ability to spend at or below budgeted levels. Crosman also has a capital expenditure approval process in which projects must meet return on investment and payback period guidelines before capital projects may be initiated.

•	Pursuing Complementary Acquisitions — Crosman intends to pursue strategic acquisition opportunities that will allow it to leverage its competitive strengths to increase sales or improve margins. Such opportunities may include the acquisition of products or recognized brands to broaden or deepen Crosman’s product portfolio as well as the acquisition of suppliers to reduce the costs of its finished goods. Crosman’s management intends to make acquisitions only to the extent it believes such acquisitions will be accretive to its cash flow.

Research and Development
      Crosman uses a highly systematized and formalized new product development process that involves all of its senior managers and select members of its sales force. Since 2002, Crosman has introduced several new products including the 88-gram AirSourcetm CO2 cartridges, an innovative blow-back semi-automatic air rifle and the Benjamin Sheridantm and Crosmantm break-barrel spring air rifles. Crosman is dedicated to bringing innovative new products to market and has spent an average of approximately $500,000 annually during the past four years on new product development. Crosman has provided for approximately $800,000 annually to fund new product development in the future. In addition, Crosman utilizes third-party service providers to assist in new product development.

Customers
      Crosman sells recreational airguns, accessories and related products at over 6,000 retail locations to approximately 500 retailers worldwide, including mass retailers, sporting goods retailers and distributors. GFP’s paintball products are sold through the same base of retailers currently selling Crosman’s recreational airguns. Approximately 86% of Crosman’s net sales are to retailers and 14% are to distributors or original equipment manufacturers.
      Crosman’s top ten customers accounted for approximately 71.3% of net sales for fiscal year ended June 30, 2005, with Wal-Mart, Crosman’s largest customer, accounting for approximately 35.7% of gross sales for fiscal year ended June 30, 2005. On average, Crosman has sold products to its top 10 customers for 14 years. Crosman has been selling recreational airguns to each of Wal-Mart and another top customer, Kmart, for over 25 years. Crosman is able to maintain its long-term relationships with these customers as a result of its quality products, brand recognition and leading position in the mid- to high-end market for airguns, where there are limited competitors that provide similar quality products and brand recognition. This has enabled both Crosman and its customers to maintain consistent margins on Crosman products over the long term.

Sales and Marketing
      Crosman markets and sells several brands of recreational airgun products and, through GFP, paintball products to major mass retailers, sporting goods retailers and other distributors. Each brand is generally positioned to have a combination of overall product quality, features and retail price ranges that differentiate it from other brands marketed by Crosman and GFP. Crosman and GFP’s marketing programs emphasize the high level of quality of their products to consumers. They also engage in marketing and sales initiatives to assist their retailers’ sales to their end consumers. Crosman and GFP proactively pursue product sales promotions with their retailers by coordinating specific price discounts during holidays to increase shelf space during critical retail sales periods. GFP uses a similar retail distribution network for markers and paintball products.
      Crosman also provides structured programs taught by professionals to educate people about the safe and responsible use of recreational airguns and to attract new participants to shooting sports. These programs include Education in Recreational Airgun Shooting for Youth, a program delivered by Crosman to non-profit groups, such as the Boy/ Girl Scouts of America, 4-H and Future Farmers of America.
      Crosman’s sales team possesses substantial experience in the sporting goods industry and encompasses both internal and manufacturer’s sales representatives. Crosman has seven sales representatives and six manufacturer’s representative groups.

Competition

Recreational Airgun Market
      Crosman’s management estimates that it currently has approximately 40% of the United States recreational airgun market. Competitors in the recreational airgun market include numerous manufacturers of recreational airguns located in the United States as well as abroad. Crosman’s most significant competitor is Daisy Manufacturing Company, Inc. (“Daisy”). Daisy is primarily established in the low- to middle-range product price range with products typically retailing between $15 and $40. Crosman has a number of competitors in the soft air airgun market, but Crosman considers Cybergun SA to be its primary competitor in that market.

Paintball Products
      The paintball industry is highly fragmented and is comprised of many manufacturers of markers, related products and accessories. GFP’s major competitors are Brass Eagle, Inc., which is owned by K2, Inc., The Kingman Group, Tippmann Pneumatics, LLC, Zap Paintball Inc. and Pursuit Marketing, Inc. These companies distribute and sell their products primarily through the same distribution network as that of GFP.

Suppliers
      To manufacture its products, Crosman utilizes raw materials, including metals, plastics and wood as well as manufactured parts, purchased from independent suppliers. Crosman also purchases a number of products manufactured by external vendors, including soft air airguns, certain replica airguns and airgun accessories, which it then distributes under its own brand names. Crosman considers its relationship with its suppliers to be good. Crosman has not experienced interruptions in operations due to a lack of supply of materials and Crosman’s management does not anticipate any such interruptions in the foreseeable future. Crosman maintains flexibility with its sourcing and is not reliant on any one supplier.

Intellectual Property
      Crosman currently has 11 patents in the United States, the most material of which was issued on September 13, 2005 and covers the design of the paintball marker adapter for the 88-gram CO2 cartridge sold under the AirSourcetm name.
      Although Crosman believes that patents are useful in maintaining Crosman’s competitive position, it considers other factors, such as Crosman’s trademarked brand names, pre-eminent name recognition, ability to design innovative products and technical and marketing expertise to be its primary competitive advantages. Crosman’s products are marketed under the following company-owned and trademarked brand names: Crosmantm, Benjamin Sheridantm, Copperheadtm, Game Facetm, Powerletstm, AirSourcetm and Crosman Soft Airtm brand names.
      In 2002, Crosman began marketing and distributing recreational airgun products under several other well established brands under licensing or distribution agreements.

Facilities
      Crosman conducts its manufacturing operations in a 225,000 square-foot facility on a company-owned 49-acre campus located in East Bloomfield, New York, approximately 30 miles southeast of Rochester. In addition, Crosman utilizes approximately 43,500 square feet of leased warehouse space in nearby Canandaigua, New York for paintball warehousing and shipping operations. Crosman also owns an 8,000 square-foot manufacturing operation in Stover, Missouri devoted to fabricating wood components. Crosman has the ability to expand its plant on its 49-acre East Bloomfield, New York property.

Regulatory Environment
      Crosman’s management believes Crosman is in compliance with all regulations governing recreational airguns and paintball products in the markets where those products are sold. United States federal firearms laws do not apply to recreational airguns or paintball products, however, various United States state and municipal laws and regulations do. These laws generally pertain to the retail sale and use of recreational airguns and paintball products.
      In the United States, recreational airgun and paintball products are within the jurisdiction of the CPSC. Under CPSC regulations, a manufacturer of consumer goods is obligated to notify the CPSC if, among other things, the manufacturer becomes aware that one of its products has a defect that could create a substantial risk of injury. If the manufacturer has not already undertaken to do so, the CPSC may require a manufacturer to recall a product, which may involve product repair, replacement or refund. Crosman’s products may also be subject to recall pursuant to regulations in other jurisdictions where Crosman’s products are sold. Crosman initiated four product recalls during the last five years, in each case resulting in non-material financial consequences for Crosman and no personal injuries associated with the recalled products were reported to Crosman. Three of the four products were not manufactured by Crosman and Crosman is fully indemnified by its supplier for such products.
      The American Society of Testing Materials (“ASTM”), a non-governmental self-regulating association, has been active in developing voluntary standards regarding recreational airguns, paintball markers, paintball fields and paintball face protection. Crosman’s representatives are active on the relevant ASTM subcommittees and in developing the relevant product safety standards. Crosman’s management believes that Crosman routinely follows, and is in compliance with, ASTM standards. Any failure to comply with any current or pending ASTM standard may have a material adverse effect on Crosman’s financial condition, results of operations and cash flows.

      Many jurisdictions outside of the United States also have legislation limiting the power, distribution and/or use of Crosman’s products. Crosman works with its distributors in each jurisdiction to ensure that it is in compliance with applicable law.
      Crosman’s facilities and operations are subject to extensive and constantly evolving federal, state and local environmental and occupational health and safety laws and regulations, including laws and regulations governing air emissions, wastewater discharges, the storage and handling of chemicals and hazardous substances. See the section entitled “— Legal Proceedings” for more information. Although Crosman’s management believes that Crosman is in compliance, in all material respects, with applicable environmental and occupational health and safety laws and regulations, there can be no assurance that new requirements, more stringent application of existing requirements, or discovery of previously unknown environmental conditions will not result in material environmental expenditures in the future.

Legal Proceedings
      As a manufacturer of recreational airguns, Crosman is involved in various litigation matters that occur in the ordinary course of business. Crosman has experienced limited product liability and related expenses over the company’s history. Crosman’s management believes that this record is a result of Crosman’s focus on producing quality products that incorporate proven and reliable safety features, the consistent use of packaging materials that contain clear consumer instructions and safety warnings and Crosman’s practice of consistently defending itself from product liability claims.
      Since the beginning of 1994, Crosman has been named as a defendant in 56 lawsuits and has been the subject of 89 other claims made by persons alleging to have been injured by its products. To date, 92 of these cases have been terminated without payment and 25 of these cases have been settled at an aggregate settlement cost of approximately $1,125,000. As of the date of this prospectus, Crosman is involved in 23 product liability cases brought against Crosman by persons alleging to have been injured by its products.
      In addition, GFP has been the subject of three claims made by persons alleging to be injured by its products. Two of these claims have been resolved without payment and, as of the date of this prospectus, the third has not been resolved and remains active.
      Crosman maintains product liability insurance to insure against potential claims. Management believes such insurance will be adequate to cover Crosman’s products liability claims exposure, but no assurance can be given that such coverage will be adequate to cover product liability claims against Crosman.
      Crosman has signed consent orders with the DEC to investigate and remediate soil and groundwater contamination at its facility in East Bloomfield, New York. Pursuant to a contractual indemnity and related agreements, the costs of investigation and remediation have been paid by a third-party that is the successor to the prior owner and operator of the facility, which also has signed the consent orders with the DEC. In 2002, the DEC indicated that additional remediation of ground water may be required. Crosman has engaged in discussions with the DEC regarding the need for additional remediation. To date, the DEC has not required any additional remediation. Although management believes that the third party is contractually obligated to pay any additional costs for resolving site remediation issues with the DEC and that the third party will continue to honor its commitments, there can be no assurance that the third party will have the financial ability to pay or will continue to pay for future site remediation costs, which could be material if the DEC requires additional groundwater remediation.
      While the outcome of these legal proceedings and other matters cannot at this time be predicted with certainty, Crosman’s management does not expect that the outcome of these matters will have a material effect upon Crosman’s financial condition or results of operations.

Capital Structure
      As of November 25, 2005, Crosman’s authorized capital stock consisted of 1,500,000 shares of common stock, par value $.001 per share, of which 577,360 shares were issued and outstanding. As of such date, a subsidiary of CGI owned 428,292 shares of common stock and Crosman’s senior management team and certain other investors owned the remaining shares of common stock. We have entered into a stock purchase agreement pursuant to which we will acquire all such shares owned by such subsidiary of CGI, together with 6,825 shares owned by certain of such other investors. See the section entitled “The Acquisition of and Loans to Our Initial Businesses — Crosman” for a discussion about the material terms of the stock purchase agreement.
      Crosman has a stock incentive plan that permits it to issue stock options and other stock-related awards to its officers, non-employee directors and employees. As of November 25, 2005, Crosman’s senior management team held options to purchase 30,000 shares of Crosman’s common stock. CGI’s subsidiary and an unaffiliated investor hold contingent, unvested warrants to purchase shares of common stock of Crosman. The warrants were received as an inducement for the holders to guarantee certain obligations of Crosman in connection with the agreement pursuant to which CGI’s subsidiary acquired its controlling interest in Crosman. The holders are entitled to purchase that number of shares that could be purchased with the amounts paid in satisfaction of the holders’ guarantees. Such warrants would be exercisable if (1) Crosman were obligated to pay to the former owners of Crosman an earn-out based on the attainment of certain financial performance benchmarks for the fiscal year ending June 30, 2006 and (2) Crosman failed to make such payments and the warrant holders were required to satisfy such obligation pursuant to their guaranty. A similar earn-out with respect to the fiscal year ended June 30, 2005 was not triggered. There are currently no other options or other securities convertible or exchangeable into shares of common stock issued and outstanding.
      Crosman also maintains a senior management stock purchase and loan program pursuant to which Crosman made loans to certain managers of Crosman for the purpose of purchasing Crosman’s common stock. With respect to a loan made to its chief executive officer, such loan is secured by a pledge of approximately 46% of his shares. In addition, approximately 35% of the shares of the chief executive officer are subject to a repurchase option held by Crosman and exercisable upon the termination of his employment for any reason. The repurchase option in respect of the shares of the chief executive officer lapses at a rate of 25% on each anniversary of the initial acquisition of Crosman by CGI’s subsidiary, with the repurchase option lapsing in total on February 10, 2008. Each loan to a senior manager other than the chief executive officer is secured by a pledge of all of the shares of common stock of Crosman acquired by such senior manager pursuant to this stock purchase and loan program. In addition, some of the shares of common stock acquired by such senior managers are subject to a repurchase option held by Crosman and exercisable upon such senior manager’s termination of employment with Crosman for any reason. The repurchase options on the shares of these senior managers do not lapse.

Employees
      As of September 30, 2005, Crosman employed approximately 214 people, consisting of 53 salaried and 161 hourly personnel. GFP’s operations are largely integrated into Crosman’s operations. Crosman supplements its full-time work force with up to 200 temporary employees during periods of increased production demand.
Advanced Circuits

Overview
      Advanced Circuits, headquartered in Aurora, Colorado, is a leading provider of prototype and quick-turn rigid printed circuit boards, or PCBs, throughout the United States. Advanced Circuits also provides its customers high volume production services in order to meet its clients’ complete PCB needs. The prototype and quick-turn portions of the PCB industry are characterized by customers requiring high levels of responsiveness, technical support and timely delivery. Due to the critical roles that PCBs play in the research and development process of electronics, customers often place more emphasis on the turnaround time and quality of a customized PCB than on the price. Advanced Circuits meets this market need by manufacturing and delivering custom PCBs in as little as 24 hours, providing customers with approximately 98.5% error-free production and real-time customer service and product tracking 24 hours per day. In 2004, approximately 66% of Advanced Circuits’ net sales were derived from highly profitable prototype and quick-turn production PCBs. Advanced Circuits’ success is demonstrated by its broad base of over 3,500 customers with which it does business each month. These customers represent numerous end markets, and for the nine months ended September 30, 2005, no single customer accounted for more than 2% of net sales. Advanced Circuits’ senior management, collectively, has approximately 90 years of experience in the electronic components manufacturing industry and closely related industries.
      For the nine months ended September 30, 2005 and September 30, 2004, Advanced Circuits had net sales of approximately $31.5 million and $27.5 million, respectively, and net income of approximately $11.3 million and $9.1 million, respectively. For the fiscal year ended December 31, 2004, Advanced Circuits had net sales of approximately $36.6 million and net income of approximately $12.1 million.

History of Advanced Circuits
      Advanced Circuits commenced operations in 1989 through the acquisition of the assets of a small Denver based PCB manufacturer, Seiko Circuits. During its first years of operations, Advanced Circuits focused exclusively on manufacturing high volume, production run PCBs with a small group of proportionately large customers. In 1992, after the loss of a significant customer, Advanced Circuits made a strategic shift to limit its dependence on any one customer. In this respect, Advanced Circuits began focusing on developing a diverse customer base, and in particular, on providing research and development professionals at equipment manufacturers and academic institutions with low volume, customized prototype and quick-turn PCBs.
      In 1997 Advanced Circuits increased its capacity and consolidated its facilities into its current headquarters in Aurora, Colorado. During 2001 through 2003, despite a recession and a reduction in United States rigid PCB manufacturing, Advanced Circuits’ sales expanded by 29% as its research and development focused customer base continued to require consumable PCBs to perform day-to-day activities. In 2003, to support its growth, Advanced Circuits expanded its PCB manufacturing facility by approximately 40,000 square feet or approximately 188%.
      A subsidiary of CGI acquired a majority interest in Advanced Circuits in September 2005. That subsidiary currently owns approximately 71% and other members of our manager own approximately 1%, respectively, of Advanced Circuits’ common stock on a fully diluted basis.

Industry
      The PCB industry, which consists of both large global PCB manufacturers and small regional PCB manufacturers, is a vital component to all electronic equipment supply chains as PCBs serve as the foundation for virtually all electronic products, ranging from consumer products, such as cellular telephones, appliances and personal computer, to high-end commercial electronic equipment, such as medical equipment, data communications routers and switches and network servers. According to Custer Consulting Group’s February 2005 Business Outlook Global Electronics Industry, the global PCB market, including both captive and merchant production, was approximately $38.2 billion in 2004 and is expected to grow by over 6% annually through 2008.
      In contrast to global trends, however, production of rigid PCBs in the United States has declined by approximately 60% since 2000, to approximately $3.8 billion in 2004, and is expected to remain flat over the next several years according to the TMRC survey: Analysis of the North American Rigid Printed Circuit Board and Related Materials Industries for the year 2004, which we refer to as the TMRC 2004 Analysis. The rapid decline in United States production was caused by (i) reduced demand for and spending on PCBs following the technology and telecom industry decline in early 2000 and (ii) increased competition for longer lead time volume production of PCBs from Asian competitors benefiting from both lower labor costs and less restrictive waste and environmental regulations. While Asian manufacturers have made large market share gains in the PCB industry overall, both prototype production and the more complex volume production have remained strong in the United States.

      Both globally and domestically, the PCB market can be separated into three categories based on required lead time and order volume:

•	Prototype PCBs — These PCBs are manufactured typically for customers in research and development departments of original equipment manufacturers, or OEMs, and academic institutions. Prototype PCBs are manufactured to the specifications of the customer, within certain manufacturing guidelines designed to increase speed and reduce production costs. Prototyping is a critical stage in the research and development of new products. These prototypes are used in the design of new electronic equipment and are typically ordered in volumes of 1 to 50 PCBs. Because the prototype is used primarily in the research and development phase of a new electronic product, accelerated delivery time frames and very high, error-free quality are required. Order, production and delivery time, as well as responsiveness with respect to each, are key factors for customers as PCBs are indispensable to their research and development activities.

•	Quick-Turn Production PCBs — These PCBs are used for intermediate stages of testing for new products prior to full scale production. After a new product has successfully completed the prototype phase, customers undergo test marketing and other technical testing. This stage requires production of larger quantities of PCBs in a short period of time, while it does not yet require high production volumes. This transition stage between low-volume prototype production and volume production is known as quick-turn production. Manufacturing specifications conform strictly to end product requirements and order quantities are typically in volumes of 10 to 500. Similar to prototype PCBs, response time remains crucial as the delivery of quick-turn PCBs can be a gating item in the development of electronic products. Orders for quick-turn production PCBs conform specifically to the customer’s exact end product requirements.

•	Volume Production PCBs — These PCBs are used in the full scale production of electronic equipment and specifications conform strictly to end product requirements. Production PCBs are ordered in large quantities and response time is less important.
      These categories can be further distinguished based on board complexity, with each portion facing different competitive threats. Advanced Circuits competes largely in low-to mid-technology prototype and quick-turn production portions of the North American market, which combined represent approximately $1.4 billion in the PCB production industry according to the TMRC 2004 Analysis.
      Several significant trends are present within the PCB manufacturing industry, including:

•	Increasing customer demand for quick-turn production solutions — Rapid advances in technology are significantly shortening product life-cycles and placing increased pressure on OEMs to develop new products in shorter periods of time. In response to these pressures, OEMs invest heavily on research and development, which results in a demand for PCB companies that can offer engineering support and quick-turn production services to minimize the product development process.

•	Increasing complexity of electronic equipment — OEMs are continually designing more complex and higher performance electronic equipment, requiring sophisticated PCBs. To satisfy the demand for more advanced electronic products PCBs are produced using exotic materials and increasingly have higher layer counts and greater component densities. Maintaining the production infrastructure necessary to manufacture PCBs of increasing complexity often requires significant capital expenditures and has acted to reduce the competitiveness of local and regional PCB manufacturers lacking the scale to make such investments.

•	Shifting of high volume production to Asia — Asian based manufacturers of PCBs are capitalizing on their lower labor costs and are increasing their market share of volume production of PCBs used, for example, in high-volume consumer electronics applications, such as personal computers and cell phones. Asian based manufacturers have been generally unable to meet the lead time requirements for prototype or quick-turn PCB production or the volume production of the most complex PCBs. This “offshoring” of high-volume production orders has placed increased pricing pressure and margin compression on many small domestic manufacturers that are no longer operating at full capacity. Many of these small producers are choosing to cease operations, rather than operate at a loss, as their scale, plant design and customer relationships do not allow them to focus profitably on the prototype and quick-turn sectors of the market.

Products and Services
      A PCB is comprised of layers of laminate and copper and contains patterns of electrical circuitry to connect electronic components. Advanced Circuits manufactures 2 to 12 layer rigid PCBs, and has the capability to manufacture up to 14 layer rigid PCBs. The level of PCB complexity is determined by several characteristics, including size, layer count, density (line width and spacing), materials and functionality. High-end commercial equipment manufacturers require complex PCBs fabricated with higher layer counts, greater density and advanced materials and have highly complex and sophisticated production requirements. By contrast, PCBs used in other electronic products are generally less complex and have less sophisticated production requirements. Beyond complexity, a PCB’s unit cost is determined by the quantity of identical units ordered, as engineering and production setup costs per unit decrease with order volume, and required production time, as longer times often allow increased efficiencies and better production management. PCBs of the complexity manufactured by Advanced Circuits are used by customers to design and produce low-and mid-technology products, including consumer electronics, medical devices and testing equipment, among many other types of electronic equipment.
      To manufacture PCBs, Advanced Circuits generally receives circuit designs from its customers in the form of computer data files emailed to one of its sales representatives or uploaded on its interactive website. These files are then reviewed to ensure data accuracy and product manufacturability. Processing these computer files, Advanced Circuits generates images of the circuit patterns that are then physically developed on individual layers, using advanced photographic processes. Through a variety of plating and etching processes, conductive materials are selectively added and removed to form horizontal layers of thin circuits, called traces, which are separated by insulating material. A finished multilayer PCB laminates together a number of layers of circuitry. Vertical connections between layers are achieved by metallic plating through small holes, called vias. Vias are made by highly specialized drilling equipment capable of achieving extremely fine tolerances with high accuracy.
      Advanced Circuits assists its customers throughout the life-cycle of their products, from product conception through volume production. Advanced Circuits works closely with customers throughout each phase of the PCB development process, beginning with the PCB design verification stage using its unique online FreeDFM.com tool. FreeDFM.comtm, which was launched in 2002, enables customers to receive a free manufacturability assessment report within minutes, resolving design problems that would prohibit manufacturability before the order process is completed and manufacturing begins. The combination of Advanced Circuits’ user-friendly website and its design verification tool reduces the amount of human labor involved in the manufacture of each order as PCBs move from Advanced Circuits’ website directly to its computer numerical control, or CNC, machines for production, saving Advanced Circuits and customers cost and time. As a result of its ability to rapidly and reliably respond to the critical customer requirements, Advanced Circuits generally receives a premium for their prototype and quick-turn PCBs as compared to volume production PCBs.
      The products and services Advanced Circuits provides fall into the following three categories, which are differentiated based on complexity, order quantity, lead time and the number of repeat orders or PCBs without changes:

•	Prototype PCBs — Advanced Circuits manufactures PCBs from specifications provided generally by electronics product engineers who work within research and development departments and academic engineering departments. Because these prototypes are for design testing and launch phase of a new product, the life cycle is generally short. Orders for prototype PCBs are typically required to conform to Advanced Circuits’ specifications, allowing Advanced Circuits to combine numerous low-volume orders into a single, 18” by 24” panel design, increasing production efficiencies. Prototype PCBs are typically ordered in quantities of less than 50 units and have delivery requirements of under five days.

•	Quick-turn Production PCBs — Advanced Circuits’ quick-turn production PCBs are typically used by customers to produce a small number of end products prior to full production or to spot fill for shortfalls in production inventory. Quick-turn production PCBs are typically ordered in quantities of 10 to 500 units, and as response time remains critical, delivery requirements are generally 10 days or less.

•	Volume Production PCBs — Advanced Circuits also manufactures standard long lead-time, volume production PCBs, designed to be used as components in certain customers’ volume manufacturing runs. These PCBs are typically ordered in quantities of over 100 units and customers place far less emphasis on response time, with response times ranging between 15 days to 10 weeks or more.

      Advanced Circuits manufactures all high margin prototype and quick-turn orders internally but often utilizes external partners to manufacture production orders that do not fit within its capabilities or capacity constraints at a given time. Advanced Circuits’ has seven external partners in the United States and Canada and one external partner in Asia with multiple production facilities. As a result, Advanced Circuits constantly adjusts the portion of volume production PCBs produced internally to both maximize profitability and ensure that internal capacity is fully utilized.
      The following table shows Advanced Circuits’ gross revenue by products and services for the periods indicated:
Gross Sales by Products and Services(1)

	Fiscal Year Ended	Fiscal Year Ended	Nine Months Ended
	December 31, 2003	December 31, 2004	September 30, 2005

Prototype Production	41.8%	36.2%	34.0%
Quick-Turn Production	27.7%	29.6%	31.9%
Volume Production	17.0%	19.0%	19.8%
Third Party	13.5%	15.2%	14.3%

Total	100.0%	100.0%	100.0%

(1)	As a percentage of gross sales, exclusive of sale discounts.

Competitive Strengths
      Advanced Circuits has established itself as a leading provider of prototype and quick-turn PCBs in North America by focusing on satisfying customer demand for on-time delivery of high-quality PCBs. Advanced Circuits’ management believes the following factors differentiate it from many industry competitors:

•	Numerous unique orders per day — For the year ended December 31, 2004, Advanced Circuits received an average of over 260 customer orders per day. Due to the large quantity of orders received, Advanced Circuits is able to combine multiple orders in a single panel design prior to production. Through this process, Advanced Circuits is able to significantly reduce the number of costly, labor intensive equipment set-ups required to complete several manufacturing orders. As labor represents the single largest cost of production, management believes this capability gives Advanced Circuits a unique advantage over other industry participants. Advanced Circuits maintains proprietary software to maximize the number of units placed on any one panel design. A single panel set-up typically accommodates 1 to 12 orders. Further, as a “critical mass” of like orders are required to maximize the efficiency of this process, management believes Advanced Circuits is uniquely positioned as a low cost manufacturer of prototype and quick-turn PCBs.

•	Diverse customer base — Advanced Circuits possesses a customer base with little industry or customer concentration exposure. Each month during fiscal year ended December 31, 2004, Advanced Circuits did business with approximately 3,500 customers and added over 200 new customers. Advanced Circuits’ website receives thousands of hits per day and, each month, it receives approximately 600 requests to establish new web accounts. For the nine months ended September 30, 2005, no customer represented over 2% of net revenue.

•	Highly responsive culture and organization — A key strength of Advanced Circuits is its ability to quickly respond to customer orders and complete the production process. In contrast to many competitors that require a day or more to offer price quotes on prototype or quick-turn production, Advanced Circuits offers its customers quotes within seconds and the ability to place or track orders any time of day. In addition, Advanced Circuits’ production facility operates three shifts per day and is able to ship a customer’s product within 24 hours of receiving its order.

•	Proprietary FreeDFM.com software — Advanced Circuits offers its customers unique design verification services through its online FreeDFM.com tool. This tool, which was launched in 2002, enables customers to receive a free manufacturability assessment report, within minutes, resolving design problems before customers place their orders. The service is relied upon by many of Advanced Circuits’ customers to reduce design errors and minimize production costs. Beyond improved customer service, FreeDFM.com has the added benefit of improving the efficiency of Advanced Circuits’ engineers, as many routine design problems, which typically require an engineer’s time and attention to identify, are identified and sent back to customers automatically.

•	Established partner network — Advanced Circuits has established third-party production relationships with PCB manufacturers in North America and Asia. Through these relationships, Advanced Circuits is able offer its customers a full suite of products including those outside of its core production capabilities. Additionally, these relationships allow Advanced Circuits to outsource production of longer lead time orders and focus internal capacity on higher margin, short lead time, production and quick-turn manufacturing.

Business Strategies
      Advanced Circuits’ management is focused on strategies to increase market share and further improve operating efficiencies. The following is a discussion of these strategies:

•	Increase portion of revenue from prototype and quick-turn production — Advanced Circuits’ management believes it can grow revenues and cash flow by continuing to leverage its core prototype and quick-turn capabilities. Over its history, Advanced Circuits has developed a suite of capabilities that management believes allow it to offer a combination of price and customer service unequaled in the market. Advanced Circuits intends to leverage this factor, as well as its core skill set, to increase net sales derived from higher margin prototype and quick-turn production PCBs. In this respect, marketing and advertising efforts focus on attracting and acquiring customers that are likely to require these premium services. And while production composition may shift, growth in these products and services is not expected to come at the cost of declining sales in volume production PCBs as Advanced Circuits intends to leverage its extensive network of third-party manufacturing partners to continue to meet customers’ demand for these services.

•	Acquire customers from local and regional competitors — Advanced Circuits’ management believes the majority of its competition for prototype and quick-turn PCB orders comes from smaller scale local and regional PCB manufacturers. As an early mover in the prototype and quick-turn sector of the PCB market, Advanced Circuits has been able to grow faster and achieve greater production efficiencies than many industry participants. Management believes Advanced Circuits can continue to use these advantages to gain market share. Further, Advanced Circuits has begun to enter prototype and quick-turn manufacturing relationships with several subscale local and regional PCB manufacturers. According to Fabfile online, in 2004 there were over 400 small PCB manufacturers with annual sales of under $10 million. Management believes that while many of these manufacturers maintain strong, longstanding customer relationships, they are unable to produce PCBs with short lead times at competitive prices. As a result, Advanced Circuits is beginning to seize upon a significant opportunity for growth by providing production support to these manufacturers or direct support to the customers of these manufacturers, whereby the manufacturers act more as a broker for the relationship.

•	Remain committed to customers and employees — Over its history, Advanced Circuits has remained focused on providing the highest quality product and service to its customers. This focus has resulted in an on time delivery and quality record that is unequalled in the industry. Advanced Circuits’ management believes this reputation is a key competitive differentiator and is focused on maintaining and building upon it. Similarly, management believes its committed base of employees is a key differentiating factor. Advanced Circuits currently has a profit sharing program and tri-annual bonuses for all of its employees. Management also occasionally sets additional performance targets for individuals and departments and establishes rewards, such as lunch celebrations or paid vacations, if these goals are met. Management believes that Advanced Circuits’ emphasis on sharing rewards and creating a positive work environment has led to increased loyalty. As a result, Advanced Circuits plans on continuing to focus on similar programs to maintain this competitive advantage.

Research and Development
      Advanced Circuits engages in continual research and development activities in the ordinary course of business to update or strengthen its order processing, production and delivery systems. By engaging in these activities, Advanced Circuits expects to maintain and build upon the competitive strengths from which it benefits currently.

Customers
      Advanced Circuits’ focus on customer service and product quality has resulted in a base of over 17,000 customers in a variety of end markets, including industrial, consumer, telecommunications, aerospace/defense, biotechnology and electronics manufacturing. These customers range in size from large, blue-chip manufacturers to small, not-for-profit university engineering departments. For the nine months ended September 30, 2005, no single customer accounts for more than 2% of net sales.
      The following table sets forth Advanced Circuits’ approximate customer breakdown by product for the fiscal year ended December 31, 2004:

2004 Customer
Industry	Distribution

Electrical Equipment and Components	35%
Measuring Instruments	20%
Engineer Services	9%
Industrial and Commercial Machinery	5%
Business Services	5%
Wholesale Trade-Durable Goods	4%
Educational Institutions	3%
Transportation Equipment	2%
Other	17%

Total	100%

      Management estimates that approximately 85% of all Advanced Circuits’ orders are new, first time designs from either new or existing customers. Moreover, approximately 65% of Advanced Circuits’ orders are derived from orders delivered within five days.

Sales and Marketing
      Advanced Circuits has established a “consumer products” marketing strategy to both acquire new customers and retain existing customers. Advanced Circuits uses initiatives such as direct mail postcards, web banners, aggressive pricing specials and proactive outbound customer call programs. Advanced Circuits spends approximately 2% of net sales each year on its marketing initiatives and has 19 people dedicated to its marketing and sales efforts. These individuals are organized geographically and each is responsible for a region of North America. The sales team takes a systematic approach to placing sales calls and receiving inquiries and, on average, will place between 200 and 300 outbound sales calls and receive between 160 and 220 inbound phone inquiries per day. Beyond proactive customer acquisition initiatives, management believes a substantial portion of new customers are acquired through referrals from existing customers. Many other customers are acquired over the internet where Advanced Circuits generates approximately 75% of its orders from its website.
      Once a new client is acquired, Advanced Circuits offers an easy to use customer-centric website and proprietary online design and review tools to ensure high levels of retention. By maintaining contact with its customers to ensure satisfaction with each order, Advanced Circuits has developed strong customer loyalty, as demonstrated by the 200 to 300 orders a day it receives from existing customers. Included in each customer order is an Advanced Circuits pre-paid “bounce-back” card on which a customer can evaluate Advanced Circuits’ services and send back any comments or recommendations. Each of these cards is read by senior members of management, and Advanced Circuits adjusts its services to respond to the requests of its customer base.

Competition
      There are currently an estimated 500 active domestic PCB manufacturers. Advanced Circuits’ competitors differ amongst its products and services.
      Competitors in the prototype and quick-turn PCBs production industry include generally large companies as well as small domestic manufacturers. The three largest independent domestic prototype and quick-turn PCB manufacturers in North America are DDi Corp., TTM Technologies, Inc. and Merix Corporation. Though each of these companies produces prototype PCBs to varying degrees, in many ways they are not direct competitors with Advanced Circuits. In recent years, each of these firms has primarily focused on producing boards with higher layer counts in response to the offshoring of low and medium layer count technology to Asia. Compared to Advanced Circuits, prototype and quick-turn PCB production accounts for much smaller portions of each of these firm’s revenues. Further, these competitors often have much greater customer concentrations and a greater portion of sales through large electronics manufacturing services intermediaries. Beyond large, public companies, Advanced Circuits’ competitors include numerous small, local and regional manufacturers, often with revenues of under $10 million, that have long term customer relationships and typically produce both prototype and quick-turn PCBs and production PCBs for small OEMs and EMS companies. The competitive factors in prototype and quick-turn production PCBs are response time, quality, error-free production and customer service. Competitors in the long lead-time production PCBs generally include large companies, including Asian manufacturers, where price is the key competitive factor.
      New market entrants into prototype and quick-turn production PCBs confront substantial barriers including significant investments in equipment, highly skilled workforce with extensive engineering knowledge and compliance with environmental regulations. Beyond these tangible barriers, Advanced Circuits’ management believes that its network of 17,000 customers, established over the last 16 years, would be very difficult for a competitor to replicate.

Suppliers
      Advanced Circuits’ raw materials inventory is small relative to sales and must be regularly and rapidly replenished. Advanced Circuits uses a just-in-time procurement practice to maintain raw materials inventory at low levels. Additionally, Advanced Circuits has established consignment relationships with several vendors allowing it to pay for raw materials as used. Because it provides primarily lower-volume quick-turn services, this inventory policy does not hamper its ability to complete customer orders. Raw material costs constituted approximately 12.6% of net sales for the fiscal year ended December 31, 2004.
      The primary raw materials that are used in production are core materials (e.g., copper clad layers of glass) and chemical solutions (e.g., copper and gold) for plating operations, photographic film and carbide drill bits. Multiple suppliers and sources exist for all materials. Adequate amounts of all raw materials have been available in the past, and Advanced Circuits’ management believes this will continue in the foreseeable future. Advanced Circuits works closely with its suppliers to incorporate technological advances in the raw materials they purchase. Advanced Circuits does not believe that it has significant exposure to fluctuations in raw material prices. Though Advanced Circuits’ primary raw material, laminates, have recently experienced a significant increase in price, the impact on its cost of sales was minimal as the increase accounted for only 0.5% increase in cost of sales as a percentage of net sales. Further, as price is not the primary factor affecting the purchase decision of many of Advanced Circuits’ customers, management has historically passed along a portion of raw material price increases to its customers.

Intellectual Property
      Advanced Circuits seeks to protect certain proprietary technology by entering into confidentiality and non-disclosure agreements with its employees, consultants and customers, as needed, and generally limits access to and distribution of its proprietary information and processes. Advanced Circuits’ management does not believe that patents are critical to protecting Advanced Circuits’ core intellectual property, but, rather, that its effective and quick execution of fabrication techniques, its website FreeDFM.comtm and its highly skilled workforces’ expertise are the primary factors in maintaining its competitive position.
      Advanced Circuits uses the following brand names: FreeDFM.comtm, 4pcb.comtm, 4PCB.comtm, 33each.comtm, barebonespcb.comtm and Advanced Circuitstm. These trade names have strong brand equity and have significant value and are material to Advanced Circuits’ business.

Facilities
      Advanced Circuits operates in a state-of-the-art facility comprised of 61,233 square feet of factory and office space located in Aurora, Colorado, which is approximately 15 miles from the Denver International Airport. This facility, which is leased, houses Advanced Circuits’ corporate offices as well as its manufacturing facility on approximately 4.24 acres. Advanced Circuits operates at this facility under a 15 year lease with the option to renew the lease for a period of 10 years.

Regulatory Environment
      In light of Advanced Circuits manufacturing operations, its facilities and operations are subject to evolving federal, state and local environmental and occupational health and safety laws and regulations. These include laws and regulations governing air emissions, wastewater discharge and the storage and handling of chemicals and hazardous substances. Advanced Circuits’ management believes that Advanced Circuits is in compliance, in all material respects, with applicable environmental and occupational health and safety laws and regulations. New requirements, more stringent application of existing requirements, or discovery of previously unknown environmental conditions may result in material environmental expenditures in the future. Advanced Circuits has been recognized twice for exemplary environmental compliance as it was awarded the Denver Metro Wastewater Reclamation District Gold Award for the years 2002 and 2003.

Legal Proceedings
      Advanced Circuits is, from time to time, involved in litigation and the subject of various claims and complaints arising in the ordinary course of business. In the opinion of Advanced Circuits’ management, the ultimate disposition of these matters will not have a material adverse effect on Advanced Circuits’ business, results of operations and financial condition.

Capital Structure
      As of November 25, 2005, Advanced Circuits’ authorized capital stock consisted of (i) 500,000 shares of Series A common stock, par value $0.01 per share, of which 232,363 shares were issued and outstanding, and (ii) 1,400,000 shares of Series B common stock, par value $0.01 per share, of which 904,000 shares were issued and outstanding. As of such date, a subsidiary of CGI owned 882,120 shares of Series B common stock, and Advanced Circuits’ senior management team and certain other investors, collectively, owned 21,880 shares of Series B common stock and all of the shares of Series A common stock. The rights of all holders of common stock are substantially identical except that each holder of Series A common stock is entitled to only one vote per share, whereas each holder of Series B common stock is entitled to ten votes per share. We have entered into a stock purchase agreement pursuant to which we will acquire all of such shares owned by such subsidiary of CGI, together with 1,880 shares of Series B common stock and 80,000 shares of Series A common stock owned by certain other investors. See the section entitled “The Acquisitions of and Loans to Our Initial Businesses — Advanced Circuits” for a discussion about the material terms of the stock purchase agreement.
      Also, as of November 25, 2005, there were unexercised outstanding options to purchase 106,113 shares of Series A common stock and, Advanced Circuits intended to issue, on or before December 31, 2005, additional options to purchase 87,253 shares of Series A common stock. If these additional options, together with the options outstanding as of such date, were to be exercised in full, CGI’s ownership would be diluted from approximately 85.7% to approximately 73.2%. There are no other options or securities convertible or exchangeable into shares of capital stock that are currently issued and outstanding.

Employees
      As of September 30, 2005, Advanced Circuits employed approximately 191 persons. Of these employees, there were 19 in sales and marketing, six in information technology, eight in accounting and finance, 36 in engineering, four in shipping, 11 in maintenance, 103 in production and four in management. None of Advanced Circuits’ employees are subject to collective bargaining agreements. Advanced Circuits believes its relationship with its employees is good.
      In connection with the acquisition of Advanced Circuits by CGI’s subsidiary, such subsidiary and Advanced Circuits extended loans to certain members of Advanced Circuits’ senior management team to facilitate their investment in Advanced Circuits. Each such loan is secured by a pledge of all of the shares of common stock of Advanced Circuits acquired by such senior manager. In addition, with respect to certain of these senior management loans, such subsidiary of CGI and Advanced Circuits have partial recourse against the personal assets of the applicable senior manager. If specific financial growth goals are achieved by Advanced Circuits as of specific dates, these loans will be forgiven, in whole or in part, depending upon the level of financial growth achieved. Those loans that are secured only by a pledge of senior manager shares of common stock will be treated as compensatory stock options for income tax purposes. Upon repayment by a senior manager of such loan, whether in whole or in part and whether by payment in cash or by reason of forgiveness of the debt, for income tax purposes, the “option” will be treated as having been exercised. As a result, such senior manager will be treated as having received compensatory taxable income in an amount equal to the difference between the fair market value of the stock at exercise and the amount repaid on account of the loan, and Advanced Circuits will be entitled to a corresponding deduction from income. Advanced Circuits has granted the applicable senior managers the right to put to Advanced Circuits a sufficient number of shares of their Series A common stock, at the then fair market value of such shares, to cover the tax that results from any such deemed exercise of options. The loans by Advanced Circuits to the senior managers of Advanced Circuits will remain assets of Advanced Circuits in connection with our acquisition of control of Advanced Circuits. The loans by CGI’s subsidiary to the senior managers will remain assets of CGI’s subsidiary and will not be transferred to us upon or after the consummation of the closing of this offering.

Silvue

Overview
      Silvue, headquartered in Anaheim, California, is a leading developer and producer of proprietary, high performance liquid coating systems used in the high-end eyewear, aerospace, automotive and industrial markets. Silvue’s coating systems can be applied to a wide variety of materials, including plastics, such as polycarbonate and acrylic, glass, metals and other substrate surfaces. Silvue’s coating systems impart properties, such as abrasion resistance, improved durability, chemical resistance, ultraviolet, or UV protection, anti-fog and impact resistance, to the materials to which they are applied. Due to the fragile and sensitive nature of many of today’s manufacturing materials, particularly polycarbonate, acrylic and PET-plastics, these properties are essential for manufacturers seeking to significantly enhance product performance, durability or particular features.
      Silvue owns 11 patents relating to its coating systems and maintains a primary or exclusive supply relationship with many of the leading eyewear manufacturers in the world, as well as numerous manufacturers in other consumer industries. Silvue has sales and distribution operations in the United States, Europe and Asia and has manufacturing operations in the United States and Asia. Silvue’s coating systems are marketed under the name SDC Technologiestm and the brand names Silvue®, CrystalCoat®, Statuxtm and Resinreleasetm. Silvue has also trademarked its marketing phrase “high performance chemistrytm”. Silvue’s senior management, collectively, has approximately 80 years of experience in the global hardcoatings and closely related industries.
      For the nine months ended September 30, 2005 and September 30, 2004, Silvue had net sales of approximately $15.8 million and $11.9 million, respectively, and net income of approximately $1.5 million and $1.5 million, respectively. For the fiscal year ended December 31, 2004, Silvue had net sales of approximately $16.5 million and net income of approximately $2.2 million.

History of Silvue
      Silvue was founded in 1986 as a joint venture between Swedlow, Inc. (acquired by Pilkington, plc in 1986), a manufacturer of commercial and military aircraft transparencies and aerospace components, and Dow Corning Corporation to commercialize existing hardcoating technologies that were not core technologies to the business of either company. In December 1988, Silvue entered into a 50%-owned joint venture with Nippon Sheet Glass Co., LTD., located in Chiba, Japan, to create Nippon ARC to develop and provide coatings systems for the ophthalmic, sunglass, safety eyewear and transportation industries in Asia.
      In 1996, Silvue completed development work on its Ultra-Coat platform, which was a new type of hardcoating that, while leveraging core technologies developed in 1986, offered considerable performance advancements over systems that were then available in the marketplace. The first patent establishing the Ultra-Coat platform was filed in April 1997, and additional patents were filed building upon the Ultra-Coat platform in 1998, 1999, 2000, 2001 and 2003.
      A subsidiary of CGI acquired a majority interest in Silvue in September 2004 through an investment of preferred and common stock. CGI’s subsidiary and other members of our manager currently own approximately 61% and 1% of Silvue’s common stock on a fully diluted basis, respectively. On April 1, 2005, Silvue acquired the remaining 50% interest in Nippon ARC for approximately $3.6 million. The acquisition of Nippon ARC provides Silvue with a presence in Asia and the opportunity to further penetrate growing Asian markets, particularly in China.

Industry
      Silvue operates in the global hardcoatings industry in which manufacturers produce high performance liquid coatings to impart certain properties to the products of other manufacturers. Silvue’s management estimates that the global market for premium and mid-range polycarbonate hardcoating generates approximately $150 million in annual revenues and is highly fragmented among various manufacturers.

Silvue’s management believes that the hardcoatings industry will continue to experience significant growth as the use of existing materials requiring hardcoatings to enhance durability and performance continues to grow, new materials requiring hardcoatings are developed and new uses of hardcoatings are discovered. Silvue’s management also expects additional growth in the industry as manufacturers continue to outsource the development and application of hardcoatings used on their products. The end-product markets served by hardcoatings primarily include the vision, fashion, safety and sports eyewear, medical products, automotive and transportation window glazing, plastic films, electronic devices, fiberboard manufacturing and metal markets.
      While possessing key properties that make them useful in a range of applications, the surfaces of many substrates, including, in particular, uncoated polycarbonate plastic, are relatively susceptible to certain types of damage, such as scratches and abrasions. In addition, these materials cannot be manufactured in the first instance to satisfy specified performance requirements, such as tintability and refractive index matching properties. As a result, polysiloxan-based hardcoating systems, including Silvue’s, were developed specifically to overcome these problems. Once applied, the hardcoat gives the underlying substrate a tough, damage-resistant surface and other durable properties, such as improved resistance to the effects of scratches, chemicals, such as solvents, gasoline and oils, and indoor and outdoor elements, such as UV radiation and humidity. Other hardcoats can provide certain performance enhancing characteristics, such as anti-fogging, anti-static and “non-stick” (or surface release) properties.
      Today, coating systems are used principally in applications relating to soft, easily damaged polycarbonate plastics. Polycarbonate plastic is a lightweight, high-performance plastic found in commonly used items such as eyeglasses and sunglasses, automobiles, interior and exterior lighting, cell phones, computers and other business equipment, sporting goods, consumer electronics, household appliances, CDs, DVDs, food storage containers and bottles. This tough, durable, shatter- and heat-resistant material is commonly used for a myriad of applications and is found in thousands of every day products, as well as specialized and custom-made products. More than 2.5 million tons of polycarbonate was produced for the global market in 2004 and demand is expected to increase by approximately 10% per year through 2009 as new products requiring versatile polycarbonate plastics are developed.
      Beyond polycarbonate plastic applications, hardcoatings can be used with respect to numerous other materials. For example, recent growth has been seen in sales to manufacturers of aluminum wheels, as these coatings have been shown to reduce the effects of normal wear and tear and significantly improve durability and overall appearance. In addition, manufacturers have begun to increase the use of hardcoatings in their manufacturing processes where “non-stick” surfaces are crucial to production efficiencies and improved product quality.

Products
      A “hardcoating” is a liquid coating that contains a resin matrix, carrier solvents and suspended particles of nano materials that, upon settling onto the particular substrate during application and curing, imparts the desired properties. The exact composition of the hardcoating is dependent on the material to which it will be applied and the properties that are sought. Silvue’s coating systems typically require either a thermal or an ultraviolet cure process, depending on the substrate being coated. Generally, both curing processes impart the desired performance properties. However, thermal cure systems typically result in better scratch and abrasion resistance and long-term environmental durability.
      Silvue is a leader in the development and provision of proprietary, high-performance coating systems. These coatings are designed to enhance a product’s damage-resistance or performance properties by imparting the following qualities to the product:

•	Abrasion resistance;

•	Chemical resistance;

•	Impact resistance;

•	Weatherability;

•	Optical clarity;

•	UV protection;

•	Anti-fog properties;

•	Anti-static properties; and

•	“Non-stick” (or surface release) properties.
      With respect to these properties, Silvue has developed the following standard product systems that are available to its customers:

•	Silvue and CrystalCoat — these products are either non-tintable or tintable and impart index matching and anti-fogging properties;

•	Statux — this product imparts anti-static properties; and

•	Resinrelease — this product imparts “non-stick” or surface release properties.
      In addition, Silvue also develops custom formulations of the products described above for customer specific applications. Specific formulations of Silvue’s product systems are often required where customers seek to have specific damage-resistance or performance properties for their products, where particular substrates, such as aluminum, require a custom formation to achieve the desired result or where the particular application process or environment requires a custom formulation.
      Silvue’s coating systems can be applied to various materials including polycarbonate, acrylic, glass, metals and other surfaces. Currently, Silvue’s coating systems are used in the manufacture of the following industry products:

•	Automotive — CrystalCoat coatings are used on a variety of automotive and transit applications, including instrument panel windows, bus shelters, rail car windows, and bus windows. These coatings are used primarily to impart long-term durability, chemical resistance and scratch and abrasion resistance properties.

•	Electronics — CrystalCoat coatings are used for electronic application surfaces, from liquid crystal displays to cell phone windows. These coatings are used primarily to impart scratch and abrasion resistance properties.

•	Optical — CrystalCoat coatings are used for vision corrective lenses and other optical applications. These coatings are used primarily to impart high scratch and abrasion resistance properties and UV protection and refractive index matching. Silvue produces both tintable and non-tintable coatings.

•	Safety — CrystalCoat coatings are used for safety applications. These coatings are used primarily to impart anti-fog characteristics. Silvue offers a high performance “water sheeting” anti-fog coating that is specifically designed to meet a customer’s specific standards and testing requirements.

•	Sunglasses and Sports Eyewear — CrystalCoat coatings are used for sunglasses and sports eyewear. These coatings are used primarily to impart scratch and abrasion resistance properties, UV protection and anti-fog characteristics. CrystalCoat coatings can be used on tinted or clear materials.

Research and Development and Technical Services
      Silvue’s on-site laboratories provide special testing, research and development and other technical services to meet the technology requirements of its customers. There are currently approximately 20 employees devoted to research, development and technical service activities. Silvue had research and development costs of approximately $627,000 for the fiscal year ended December 31, 2004. Silvue’s research and development is primarily targeted towards three objectives:

•	improving existing products and processes to lower costs, improving product quality, and reducing potential environmental impact;

•	developing new product platforms and processes; and

•	developing new product lines and markets through applications research.
      In 2002, Silvue created a new group, known as the “Discovery and Innovation Group,” with primary focus on the discovery of new technologies and sciences, and the innovation of those findings into useful applications and beneficial results.
      In addition, Silvue provides the following technical services to its customers:

•	application engineering and process support;

•	equipment and process design;

•	product and formulation development and customization;

•	test protocols and coating qualifications;

•	rapid response for customer technical support;

•	analytical testing and competitive product assessment;

•	quality assurance testing and reporting; and

•	manufacturing support.
      These services are primarily provided as a means of customer support; however, in certain circumstances Silvue may receive compensation for these technical services.

Competitive Strengths
      Silvue has established itself as one of the leading providers of high performance coating systems by focusing on satisfying its customers’ requirements, regardless of complexity or difficulty. Silvue’s management believes it benefits from the following competitive strengths:

•	Extensive patent portfolio — Silvue owns 11 patents relating to its coating systems, including six patents relating to its core Ultra-Coat platform systems. Beyond its existing patents, Silvue has three patents pending and two provisional patents. Products related to these patents represent approximately 66% of Silvue’s net sales and are relied upon by leading eyewear manufacturers worldwide. Silvue aggressively defends these patents and management believes they represent a significant barrier to entry for new products and that they reduce the threat of similar coating products gaining significant market share.

•	Superior Technical Skills and Expertise — Silvue has invested in a team of experts who are ready to support its customers’ specific application needs from new product uses to the optimization of part design for coating application.

•	Reputation for Quality and Service — Silvue’s on-going commitment to producing quality coatings and its ability to meet the rigorous requirements of its most valued customers has earned it a reputation as a leading provider of coatings for premium eyewear.

•	Global Presence — Silvue works with its customers from three offices in North America, Asia and Europe. Many of Silvue’s customers have numerous manufacturing operations globally and management believes its ability to offer its coating systems and related customer service on a global basis is a competitive advantage.

•	ISO 9002 Certified — Silvue’s Anaheim, California, and Chiba, Japan manufacturing facilities are ISO 9002 certified, which is a universally accepted quality assurance designation indicating the highest quality manufacturing standards.

•	Experienced Management Team — Silvue’s senior management has extensive experience in all aspects of the coating industry. The senior management team, collectively, have approximately 80 years of experience in the global hardcoatings and closely related industries.

Business Strategies
      Silvue’s management is focused on strategies to expand opportunities for product application, diversify its business and operations and improve operating efficiency to improve gross margins. The following is a discussion of these strategies:

•	Develop New Products and Expand into New Markets — Silvue’s management believes that Silvue is a leading developer of proprietary high performance coating systems for polycarbonate plastic, glass, acrylic, metals and other materials, and is focused on growth through continued product innovation to provide greater functionality or better value to its customers. Driven by input from customers and the demands of the marketplace, Silvue’s technology development programs are designed to provide an expanding choice of coating systems to protect and enhance existing materials and materials developed in the future. As an example of Silvue’s commitment to product innovation, in 2002, Silvue created a new group with primary focus on the discovery of new technologies and sciences, and the innovation of those findings into useful applications and beneficial results. This group, which is known as the “Discovery and Innovation Group,” is charged with exploring new coatings and coating applications while advancing the state-of-the-art in functional surface coating technologies, nanotechnologies and materials science.

•	Pursue Opportunities for Business Development and Global Diversification — Silvue recently had in place and continues to pursue opportunities for joint ventures, equity investments and other alliances. These strategic initiatives are expected to diversify and strengthen Silvue’s business by providing access to new markets and high-growth areas as well as providing an efficient means of ensuring that Silvue is involved in technological innovation in or related to the coating systems industry. Silvue is committed to pursuing these initiatives in order to capitalize on new business development and global diversification opportunities.

•	Improve Gross Margins — Silvue continues to work to maximize the value of its business by improving gross margins by (i) enhancing pricing processes and pricing strategies, and implementing pricing systems to improve responsiveness to increases in operating costs and other factors impacting gross margins; (ii) focusing on more profitable products and business lines to maximize earnings potential of product mix; and (iii) completing cost reduction programs while improving customer satisfaction, and improving efficiency through reduction of variations and defects.

Customers
      As a result of the variety of end uses for its products, Silvue’s client base is broad and diverse. Silvue has more than 125 customers around the world and 70% of its net sales in 2004 was attributable to approximately 20 customers. Though Silvue does not typically operate under long-term contracts, it focuses on establishing long-term, customer service oriented relationships with its strategic customers in order to become their preferred supplier. As its customers continue to focus on quality and service, Silvue’s past performance and long-term improvement programs should further strengthen customer relationships.
      Customer relationships are typically long-term as substantial resources are required to integrate a coating system and technology into a manufacturing process and the costs associated with switching coating systems and technology are generally high. Following the merger of two large customers, which are both manufacturers of optical lenses, Silvue’s single largest customer represents 11.4% of 2004 net sales, on a pro forma basis. This customer has had a close relationship with Silvue for many years in both North America and Europe.
      The following table sets forth Silvue’s approximate customer breakdown by industry for the fiscal year ended December 31, 2004:

2004 Customer
Industry	Distribution

Performance eyewear and sunglasses	70%
Automotive	10%
Plastic Sheet	10%
Specialty Applications	5%
Metal Applications	5%

Total	100%

Sales and Marketing
      Silvue targets the highly desirable, but technically demanding, premium sector of the coating market. The desirability of this sector is based on three factors. First, customers in this sector desire proprietary formulations that impart a specific list of properties to an end product and supplier confidentiality. Silvue’s highly skilled technical sales force, and research and development group work together to use Silvue’s proprietary high performance coating systems to develop these unique formulations. Although in most cases Silvue will sell each such formulation only to the customer for which it was originally designed, Silvue retains all ownership rights to the product.
      Second, each coating system has its own processing peculiarities. As a result, creating the coating itself only represents a portion of the product development process. Once the coating is ready for use, it then has to be made compatible with each customer’s coating equipment and application process. In this respect, once a coating system has been implemented, switching coating systems may require significant costs.
      Third, Silvue’s products are both one of the key quality drivers and one of the smallest cost components of any end product. These three factors work together to provide substantial protection for Silvue’s prices, margins and customer relationships. Once integrated into a customer’s production process, Silvue becomes an embedded partner and an integral part of such customer’s business and operations.
      To service the needs its customers, Silvue maintains a technical sales force, a technical support group and a research and development staff. Through the efforts of, and collaboration between, these individuals, Silvue becomes a partner to its existing customers, devises customized application solutions for new customer prospects and develops new products and product applications.

Competition
      The global hardcoatings industry is highly fragmented. In addition, the markets for the products currently manufactured and sold by Silvue are characterized by extensive competition. Many existing and potential competitors have greater financial, marketing and research resources than Silvue.
      Specific competitors of Silvue’s in the North American ophthalmic market include Lens Technology Inc., Ultra Optics, Inc., Essilor International S.A., Hoya Corporation, Groupe Couget Optical and Chemat Technology, Inc. Silvue differentiates itself from these primary competitors by its focus on coatings. Management believes that Silvue’s premium ophthalmic coating net sales are greater than those of any one competitor. Essilor and Hoya, two large competitors, are lens manufacturers who have added hardcoating capabilities in an effort to sell both coated and uncoated lenses. Others provide coatings as an extension of coating equipment sales.

      Customers choose a hardcoating supplier based on a number of factors, including performance of the hardcoating relative to the particular substrate being used or the use of the substrate once coated. Performance may be determined by scratch resistance, chemical resistance, impact resistance, weatherability or numerous other factors. Other factors affecting customer choice include the compatibility of the hardcoating to their process (including ease of application, throughput and method of application) and the level and quality of customer service. While price is a factor in all purchasing decisions, hardcoating costs generally represent a small portion of a total product cost such that Silvue’s management believes price is often not the determining factor in a purchase decision.

Suppliers
      Raw material costs constituted approximately 14% of net sales for the fiscal year ended December 31, 2004. The principal raw materials purchased are alcohol based solvent systems, silica derived materials and proprietary additives. Although Silvue makes substantial purchases of raw materials from certain suppliers, the raw materials purchased are basic chemical inputs and are relatively easy to obtain from numerous alternative sources on a global basis. As a result, Silvue is not dependent on any one of its suppliers for its operations.
      The terms of the supply contracts vary. In general, these contracts contain provisions that set forth the quantities of product to be supplied and purchased and formula-based pricing. Some of the supply contracts contain “take or pay” provisions under which Silvue is required to pay for a minimum amount of material whether or not it is actually purchased.

Intellectual Property
      Currently, most of Silvue’s coatings are patent-protected in the U.S. and internationally. Silvue owns 11 patents; an additional three patents are pending and two patents are provisional. The cornerstone of Silvue’s intellectual property portfolio is the initial patent that established the Ultra-Coat platform, which was filed in April 1997 and was issued in December 1999. Patents in the United States have a lifetime of 20 years from the date filed. Approximately 66% of Silvue’s net sales are driven by products that are under patent protection and 25% by products under expired patents; the remaining 9% of net sales are driven by products covered by trade secrets. To protect its products, Silvue patents not only the chemical formula but also the associated application process. There can be no assurance that current or future patent protection will prevent competitors from offering competing products, that any issued patents will be upheld, or that patent protection will be granted in any or all of the countries in which applications may be made.
      Although Silvue’s management believes that patents are useful in maintaining competitive position, management considers other factors, such as its brand names, ability to design innovative products and technical expertise to be Silvue’s primary competitive advantages.
      Silvue’s coating systems are marketed under the name SDC Technologiestm and the brand names Silvue®, CrystalCoat®, Statuxtm and Resinreleasetm. Silvue has also trademarked its marketing phrase “high performance chemistrytm”. These trade names have strong brand equity and have significant value and are materially important to Silvue.

Facilities
      Silvue leases its three facilities, which include a 13,000 square foot facility in Anaheim, California, an 8,000 square foot facility in Cardiff, Wales and a 12,000 square foot facility in Chiba, Japan. The Anaheim, California facility includes Silvue’s executive offices, manufacturing operations, research and development laboratories and raw material and finished product storage. The Cardiff, Wales, United Kingdom facility, which consists solely of office and warehouse space, is used to repackage Silvue’s products for distribution in Europe. The Chiba, Japan facility includes administrative offices, manufacturing operations, research and development labs, raw materials and finished goods product storage.

Regulatory Environment
      Silvue’s facilities and operations are subject to extensive and constantly evolving federal, state and local environmental and occupational health and safety laws and regulations, including laws and regulations governing air emissions, wastewater discharges, the storage and handling of chemicals and hazardous substances. Although Silvue’s management believes that Silvue is in compliance, in all material respects, with applicable environmental and occupational health and safety laws and regulations, there can be no assurance that new requirements, more stringent application of existing requirements or discovery of previously unknown environmental conditions will not result in material environmental expenditures in the future.

Legal Proceedings
      Silvue is, from time to time, involved in legal proceedings, the majority of which involve defending its patents or prosecuting infringement of its patents. In the opinion of Silvue’s management, the ultimate disposition of these matters will not have a material adverse effect on Silvue’s financial condition, business and results of operations.
      Earlier this year, Asahi Lite Optical issued a notification to all lens manufacturers that the use of a certain type of coating on certain types of lenses would infringe on a U.S. patent recently issued to Asahi Lite Optical. Silvue’s legal counsel has reviewed Asahi Lite Optical’s patent and has determined that neither Silvue nor Silvue’s customers that are using Silvue’s products are infringing on any of the valid claims of the Asahi Lite Optical patent. Silvue does not expect to suffer any damages to its existing or future business as a result of the Asahi Lite Optical patent.

Capital Structure
      As of November 25, 2005, Silvue’s authorized capital stock consisted of (i) 250,000 shares of Series A common stock, par value $0.01 per share, of which 14,036.72 shares were issued and outstanding, (ii) 50,000 shares of Series B common stock, par value $0.01 per share, of which 5,000 shares were issued and outstanding, (iii) 200,000 shares of Series A convertible preferred stock, par value $0.01 per share, of which 22,432.23 were issued and outstanding, and (iv) 1,000,000 shares of Series B redeemable preferred stock, par value $1.00 per share, of which 4,500 were issued and outstanding.
      The rights of all holders of common stock are substantially identical except that each holder of Series A common stock is entitled to only one vote per share, whereas each holder of Series B common stock is entitled to ten votes per share. Among other rights, each share of Series A convertible preferred stock is convertible into both (i) one share of Series A common stock and (ii) that number of shares of Series B redeemable preferred stock which equals the product of (x) the product of (A) 15.714 multiplied by (B) the number of shares of Series A convertible preferred stock, multiplied by (y) 1.13, reflecting a 13% return compounded annually, from the date of issuance of such share to the date of conversion. In each following year, the number of shares of Series B redeemable preferred stock would equal the product of (x) prior years calculated number of Series B redeemable preferred stock, multiplied by (y) 1.13. Among other rights, each share of Series B redeemable preferred stock is entitled to a redemption preference equal to the face amount of the shares plus a 13% return, compounded annually, from the date of issuance of such share to the date of redemption.
      We have entered into a stock purchase agreement pursuant to which we will acquire 3,181.72 shares of Silvue’s issued and outstanding Series A common stock (1,716 of which will be acquired from CGI’s subsidiary, as a result of its purchase of such shares from a retiring Silvue manager and the balance from certain other investors), 22,074.26 shares of Silvue’s issued and outstanding Series A convertible preferred stock (21,521.85 of which will be acquired from CGI’s subsidiary and the balance from certain other investors) and all 5,000 shares of its issued and outstanding Series B common stock (4,901.4 of which will be acquired from CGI’s subsidiary and the balance from certain other investors). See the section entitled “The Acquisitions of and Loans to Our Initial Businesses — Silvue” for a discussion about the material terms of the stock purchase agreement.

      Options to purchase 1,581 shares of Series A common stock are currently outstanding. All of these options are currently unvested. There are no other options or securities convertible or exchangeable into shares of capital stock of Silvue that are currently issued and outstanding.

Employees
      As of September 30, 2005, Silvue employed approximately 52 persons. Of these employees, 6 were in production or shipping and 20 were in research and development and technical support with the remainder serving in executive, administrative office and sales capacities. None of Silvue’s employees are subject to collective bargaining agreements. Silvue’s management believes that Silvue’s relationship with its employees is good.
      In connection with the acquisition of Silvue by CGI’s subsidiary, such subsidiary extended loans to certain officers of Silvue to facilitate their co-investment in Silvue. Each such loan is secured by a pledge of all of the shares of common stock of Silvue acquired by such officer. In addition, with respect to these officer loans, CGI has partial recourse against the personal assets of the applicable officer. If specific financial growth goals are achieved by Silvue as of specific dates, these loans will be forgiven, in whole or in part, depending upon the level of financial growth achieved. The loans by CGI’s subsidiary to the senior managers will remain assets of CGI’s subsidiary and will not be transferred to us upon or after the consummation of the closing of this offering.

Discontinued Operations
      In November 2005, Silvue’s management made the strategic decision to halt operations at its application facility in Henderson, Nevada. The operations included substantially all of Silvue’s application services business, which has historically applied Silvue’s coating systems and other coating systems to customer’s products and materials. Services provided included dip coating services, which were used primarily to coat small components such as gauges and lenses, flow coating services, which were used primarily to coat large polycarbonate or acrylic sheets and larger shapes, and spin coating services, which were used primarily to apply coating to a single side of a product. Management made this decisions because the applications business historically contributed little operating income and, as a result, adversely affected Silvue’s overall profits margins. Management does not believe that the closure will have a material impact on Silvue’s profitability. Silvue’s 40,000 square foot facility in Henderson, Nevada operates under a lease that expires in June 2006; Silvue does not plan to renew the lease.

MANAGEMENT
Board of Directors and Executive Officers
      The directors and officers of the company, and their ages and positions as of November 28, 2005, are set forth below:

Directors and Named Executive Officers	Age	Position

C. Sean Day(3)	56	Chairman of the Board
I. Joseph Massoud(4)	37	Chief Executive Officer and Director
James J. Bottiglieri(2)	49	Chief Financial Officer and Director
Harold S. Edwards(1)(5)(6)(9)	40	Director
D. Eugene Ewing(3)(5)(6)(8)(9)	57	Director
Mark H. Lazarus(1)(6)(7)(9)	42	Director
Ted Waitman(2)(5)(7)(9)	56	Director

(1)	Class I director.

(2)	Class II director.

(3)	Class III director.

(4)	Manager’s appointed director.

(5)	Member of the company’s audit committee.

(6)	Member of the company’s compensation committee.

(7)	Member of the company’s nominating and corporate governance committee.

(8)	Audit committee financial expert.

(9)	Independent director.
     The following biographies describe the business experience of the company’s current directors and executive officers.
      C. Sean Day. Since 1999, Mr. Day has been the president of Seagin International and is currently chairman of the board of directors of The Compass Group. From 1989 to 1999, he was president and chief executive officer of Navios Corporation, a large bulk shipping company based in Stamford, Connecticut. Prior to this, Mr. Day held a number of senior management positions in the shipping and finance industries. Mr. Day is a graduate of the University of Capetown and Oxford University. Mr. Day is currently the chairman of the boards of directors of Teekay Shipping Company and Teekay LNG Partners LP, both NYSE listed companies, and a member of the board of directors of Kirby Corporation, a NYSE company; CBS Personnel; Crosman; Advanced Circuits; and Silvue.
      I. Joseph Massoud. Mr. Massoud has been the Chief Executive Officer of the company since its inception on November 18, 2005. Since 1998, Mr. Massoud also has been the managing partner of The Compass Group, the entity which, prior to our initial public offering, employed all the employees of our manager. Before founding The Compass Group, Mr. Massoud was responsible for the finance and acquisition functions of Petroleum Heat and Power, Inc. (“Petro”), the nation’s leading distributor of heating oil. Prior to joining Petro, Mr. Massoud was with Colony Capital, Inc., a private equity firm focusing on real estate-related and distressed assets. Mr. Massoud has also worked as a management consultant with McKinsey & Co. in their Los Angeles and Mexico City offices. Mr. Massoud is a graduate of Claremont McKenna College and Harvard Business School. Mr. Massoud is currently the chairman of the boards of directors of CBS Personnel, Crosman, Advanced Circuits, Silvue and Patriot Capital Funding, Inc., a Nasdaq listed company. Mr. Massoud also currently serves on the board of directors of Teekay LNG Partners LP, a NYSE listed company.
      James J. Bottiglieri. Mr. Bottiglieri has been the Chief Financial Officer of the company since its inception on November 18, 2005. Mr. Bottiglieri also has been an executive vice president of The Compass Group since October 2005. From 2004 to 2005, Mr. Bottiglieri was the senior vice president/controller of WebMD Corporation, a leading provider of business, technology and information solutions to the health care industry. From 1985 to 2004, Mr. Bottiglieri was vice president/controller of Star Gas Corporation, a diversified home energy distributor and service provider. From 1978 to 1984,

Mr. Bottiglieri was employed by a predecessor firm of KPMG, a public accounting firm. Mr. Bottiglieri became a certified public accountant in 1980. Mr. Bottiglieri is a graduate of Pace University.
      Harold S. Edwards. Mr. Edwards has been the president and chief executive officer of Limoneira Company, an agricultural, real estate and community development company, since November 2004. Prior to joining Limoneira Company, Mr. Edwards was the president of Puritan Medical Products, a division of Airgas Inc. from January 2003 to November 2004; vice president and general manager of Latin America and Global Expert of Fischer Scientific International, Inc. from September 2001 to December 2002; general manager of Cargill Animal Nutrition Philippines operations, a division of Cargill, Inc., from May 2001 to September 2001; and managing director of Agribrands Philippines, Inc., a division of Agribrands International (Purina) from 1999 to May 2001. Mr. Edwards is a graduate of American Graduate School of International Management and Lewis and Clark College.
      D. Eugene Ewing. Mr. Ewing is the managing member of Deeper Water Consulting, LLC (“Deeper Water”) which provides long term strategic financial and business operating advice to its clients. His areas of specialty include business management, financial structuring, and strategic tax planning and corporate transactions. Deeper Water’s clients include companies in a variety of industries including real estate, manufacturing and professional services. He was formerly a partner Arthur Andersen LLP for 18 years and a vice president of the Fifth Third Bank. Mr. Ewing is on the advisory boards for the business schools at Northern Kentucky University and the University of Kentucky. Mr. Ewing is a graduate of the University of Kentucky.
      Mark H. Lazarus. Mr. Lazarus has been the president of Turner Entertainment Group since 2003. In this capacity, he oversees TBS, Turner Network Television, Turner Classic Movies and Turner South, the Turner animation unit, which includes Cartoon Network, Boomerang and cartoonnetwork.com, Turner Sports, and Turner Entertainment Sales and Marketing. Prior to being named Turner Entertainment Group’s president, Mr. Lazarus served as president of Turner Entertainment Sales and Marketing and president of Turner Sports from 1998 to 2003. Prior to joining Turner Broadcasting in 1990, Mr. Lazarus was a network buyer and planner for Backer, Spielvogel, Bates, Inc., and an account executive for NBC Cable. Mr. Lazarus is a graduate of Vanderbilt University.
      Ted Waitman. Mr. Waitman is presently the president and chief executive officer of CPM-Roskamp Champion (“CPM”), a leading designer and manufacturer of process equipment for the oilseed and animal feed industries based in Waterloo, Iowa. Mr. Waitman has served in a variety of roles with CPM since 1978, including manufacturing manager of worldwide operations and general manager for the Roskamp Champion division. Mr. Waitman is a graduate of the University of Evansville.
Board of Directors Structure
      Pursuant to the LLC agreement, as holder of the management interest, our manager has the right to appoint one director to the company’s board of directors in connection with each annual meeting of the company. Our manager’s appointee on the company’s board of directors will not be required to stand for election by the shareholders. Mr. Massoud will initially serve as the manager’s appointed director. See the section entitled “Description of Shares — Voting and Consent Rights — Board of Directors Appointee” for more information about the manager’s rights to appoint a director.
      The LLC agreement provides that the company’s board of directors must consist at all times of at least a majority of independent directors, and permits the board of directors to increase the size of the board of directors to up to thirteen directors. Further, the board of directors will be divided into three classes serving staggered three-year terms. The terms of office of Classes I, II and III expire at different times in annual succession, with one class being elected at each year’s annual meeting of shareholders. Messrs. Edwards and Lazarus will be a members of Class I and will serve until the 2006 annual meeting, Messrs. Bottiglieri and Waitman will be a members of Class II and will serve until the 2007 annual meeting and Messrs. Day and Ewing will be members of Class III and will serve until the 2008 annual meeting. Messrs. Edwards, Ewing, Lazarus and Waitman will be the company’s independent directors.

      The LLC agreement requires the company’s board of directors to take action by an affirmative vote of a majority of directors. No independent director may be removed from office by our shareholders without the affirmative vote of the holders of 85% of the outstanding shares. The manager’s appointed director may be removed only by the manager. All directors will hold office until the earlier of the election and qualification of their successors or until their death, resignation or removal.
Committees of the Board of Directors
      The company’s board of directors will, upon the consummation of this offering, designate the following standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. In addition, the board of directors may, from time to time, designate one or more additional committees, which shall have the duties and powers granted to it by the board of directors.

Audit Committee
      The audit committee will be comprised entirely of independent directors who will meet all applicable independence requirements of the Nasdaq National Market and will include at least one “audit committee financial expert,” as required by applicable SEC regulations.
      The audit committee will be responsible for, among other things:

•	retaining and overseeing our independent accountants;

•	assisting the company’s board of directors in its oversight of the integrity of our financial statements, the qualifications, independence and performance of our independent auditors and our compliance with legal and regulatory requirements;

•	reviewing and approving the plan and scope of the internal and external audit of our financial statements;

•	pre-approving any audit and non-audit services provided by our independent auditors;

•	approving the fees to be paid to our independent auditors;

•	reviewing with our Chief Executive Officer and Chief Financial Officer and independent auditors the adequacy and effectiveness of our internal controls;

•	preparing the audit committee report included in our proxy statement that is to be filed with the SEC; and

•	reviewing and assessing annually the audit committee’s performance and the adequacy of its charter.
      Messrs. Edwards, Ewing and Waitman will serve on the company’s audit committee. Mr. Ewing will serve as the audit committee financial expert.

Compensation Committee
      The compensation committee will be comprised entirely of independent directors who meet all applicable independence requirements of the Nasdaq National Market. In accordance with the compensation committee charter, the members will be outside directors as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, and non-employee directors within the meaning of Section 16 of the Exchange Act and the rules and regulations thereunder. The responsibilities of the compensation committee will include responsibility for reviewing the remuneration of our manager, determining the compensation of the company’s independent directors, granting rights to indemnification and reimbursement of expenses to our manager and any seconded individuals and making recommendations to the company’s board of directors regarding equity-based and incentive compensation plans, policies and programs. Messrs. Edwards, Ewing and Lazarus will serve on the company’s compensation committee.

Nominating and Corporate Governance Committee
      The nominating and corporate governance committee will be comprised entirely of independent directors who will meet all applicable independence requirements of the Nasdaq National Market. The nominating and corporate governance committee will be responsible for, among other things:

•	recommending the number of directors to comprise the company’s board of directors;

•	identifying and evaluating individuals qualified to become members of the company’s board of directors, other than our manager’s appointed director;

•	reviewing director nominees that are nominated by shareholders;

•	reviewing conflicts of interest that may arise between the company and our manager;

•	recommending to the company’s board the director nominees for each annual shareholders’ meeting, other than our manager’s appointed director;

•	recommending to the company’s board of directors the candidates for filling vacancies that may occur between annual shareholders’ meetings, other than our manager’s appointed director;

•	reviewing director compensation and processes, self-evaluations and policies;

•	overseeing compliance with our code of ethics and conduct by our officers and directors and our manager;

•	monitoring developments in the law and practice of corporate governance; and

•	approving any related party transactions.
      Messrs. Lazarus and Waitman will serve on the company’s nominating and corporate governance committee.
Compensation of Directors
      Currently, except as described below, our directors are not entitled to compensation. Directors (including the director appointed by our manager) will be reimbursed for reasonable out-of-pocket expenses incurred in attending meetings of the board of directors or committees and for any expenses reasonably incurred in their capacity as directors.
      Following the completion of this offering, each director that does not serve in an executive officer capacity for the company, who we refer to as a non-management director, will receive an annual cash retainer of $40,000. Non-management directors may, in lieu of receiving cash, elect on January 1st of each year to receive a portion of their annual cash retainer, which we refer to as the elected cash option, in the form of shares. If such an election is made, the non-management director will receive that number of restricted shares equal to the result of (i) the elected cash option divided by (ii) the closing bid price of the shares on the Nasdaq National Market on the date of grant. If a closing bid price is not available on the date of grant, the closing bid price for the first preceding trading date will be used. We will not issue fractional interests in shares. Amounts attributed to fractional interests on grant date, will be paid in cash.
      The company will also reimburse directors for all reasonable and authorized business expenses in accordance with the policies of the company as in effect from time to time.
      Following the completion of this offering, each member of the company’s various standing committees will receive $2,000 for attending a committee meeting in person (if any) and $1,000 for attending a telephonic committee meeting (if any). The chairperson of the audit committee, nominating and corporate governance committee and compensation committee will also each receive an annual cash retainer payable in equal quarterly installments (prorated for the initial term) of $10,000, $5,000 and $5,000 per year, respectively.

Executive Officers of the Company
      Neither the trust nor the company will have any employees. In accordance with the terms of the management services agreement, our manager will second to us, our Chief Executive Officer and Chief Financial Officer. The company’s board of directors will elect the seconded Chief Executive Officer and Chief Financial Officer as officers of the company in accordance with the terms of the LLC agreement. Although the Chief Executive Officer and Chief Financial Officer will remain employees of our manager or an affiliate of our manager, they will report directly, and be subject, to the company’s board of directors. Our manager and the company’s board of directors may agree from time to time that our manager will second to the company one or more additional individuals to serve as officers or otherwise of the company, upon such terms as our manager and the company’s board of directors may mutually agree.
      The services performed for the company will be provided at our manager’s cost, including the compensation of our Chief Executive Officer and other personnel providing services pursuant to the management services agreement. We will reimburse the manager for the compensation and related costs and expenses of our Chief Financial Officer and his staff.
      See the section entitled “Management Services Agreement — Secondment of Our Chief Executive Officer and Chief Financial Officer” for more information about the executive officers of the company.
Compensation Committee Interlocks and Insider Participation
      Since November 18, 2005, no executive officer of the company has served as (i) a member of the compensation committee (or other board committees performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers serves on the board of directors of the company, or (ii) a director of another entity, one of whose executive officers serves on the board of directors of the company.
Compensation of Named Executive Officers
      Our Chief Executive Officer and Chief Financial Officer are employed by our manager and are seconded to the company. We do not pay any compensation to our executive officers seconded to us by our manager. Our manager is responsible for the compensation of executive officers seconded to us. We do not reimburse our manager for the compensation paid to our Chief Executive Officer. We pay our manager a quarterly management fee, and the manager uses the proceeds from the management fee, in part, to pay compensation to Mr. Massoud. Pursuant to the management services agreement, we reimburse our manager for the compensation of our Chief Financial Officer, Mr. James J. Bottiglieri. Accordingly, only compensation information for Mr. Bottiglieri is provided.
      The following table sets forth the compensation paid or accrued by our manager to our Chief Financial Officer from November 18, 2005 through November 30, 2005 (unless otherwise noted).
SUMMARY COMPENSATION TABLE

					Long-Term
					Compensation

		Annual Compensation			Number of
					Securities
				Other Annual	Underlying	All Other
Name and Principal Position	Year	Salary	Bonus	Compensation	Options	Compensation

I. Joseph Massoud	11/30/2005	—(1)	—(1)	—(1)	—(1)	—(1)
Chief Executive Officer
James J. Bottiglieri	11/30/2005	$11,595 (2)	—(2)	—(2)	—(2)	—(2)
Chief Financial Officer

(1)	Mr. I. Joseph Massoud, our Chief Executive Officer, is seconded to us by our manager and does not receive compensation directly from us. We pay our manager a quarterly management fee, and the manager uses the proceeds from the management fee, in part, to pay compensation to Mr. Massoud. Therefore, no compensation information for Mr. Massoud is provided in the above compensation table.

(2)	Projected amount reflecting compensation for our Chief Financial Officer from the period from November 18, 2005 through November 30, 2005. See section entitled “— Employment Agreement” below.

Employment Agreement
      In September 2005, The Compass Group entered into an employment agreement with Mr. Bottiglieri, our Chief Financial Officer, that provides for a two-year term. Our manager intends to enter into a substantially similar agreement with Mr. Bottiglieri in conjunction with this offering. A summary of the terms of Mr. Bottiglieri’s current employment agreement is set forth below.
      Pursuant to the employment agreement, Mr. Bottiglieri’s initial base salary is $325,000. The Compass Group has the right to increase, but not decrease, the base salary during the term of the employment agreement.
      The employment agreement provides that Mr. Bottiglieri is entitled to receive an annual bonus, which bonus must not be less than $100,000, as determined in the sole judgment of our board of directors. In addition, Mr. Bottiglieri received a $100,000 bonus upon his entry into the employment agreement and he will receive a $200,000 bonus upon the consummation of this offering.
      Pursuant to the employment agreement, if Mr. Bottiglieri’s employment is terminated by him without good reason (as defined in the employment agreement) before the completion of two years of employment with The Compass Group or for cause (as defined in the employment agreement) by The Compass Group, he will be entitled to receive his accrued but unpaid base salary. In addition, if his employment is terminated due a disability, he will be entitled to receive an amount equal to six months of his base salary and one-half times his average bonus for any fiscal year during his employment with The Compass Group.
      If Mr. Bottiglieri terminates his employment for good reason or without good reason after the completion of two years of employment with The Compass Group but prior to the completion of four years of employment with The Compass Group, or if The Compass Group terminates his employment other than for cause, he will be entitled to receive his accrued but unpaid base salary plus $300,000.
      The employment agreement prohibits Mr. Bottiglieri from soliciting any of The Compass Group’s employees for a period of two years after the termination of his employment with The Compass Group. The employment agreement also requires that he protect our confidential information.
Our Management
      The management teams of each of our businesses will report to the company’s board of directors through our Chief Executive Officer and Chief Financial Officer and operate each business and be responsible for its profitability and internal growth. The company’s board of directors and our Chief Executive Officer and Chief Financial Officer will have responsibility for overall corporate strategy, acquisitions, financing and investor relations. Our Chief Executive Officer and Chief Financial Officer will call upon the resources of our manager to operate the company. See the section entitled “Management Services Agreement — Secondment of Our Chief Executive Officer and Chief Financial Officer” for further information about our executive officers.
Option Plan
      Purpose. Prior to the completion of this offering, our board of directors and shareholders will have adopted an Option Plan which provides for the granting of options that do not constitute incentive stock options within the meaning of Section 422(b) of the Internal Revenue Code of 1986, as amended (the “Code”)(“nonqualified stock options”). The purpose of the Option Plan is to reward individuals within each of our businesses, who are responsible for or contribute to the management, growth and profitability of each business and its subsidiaries.

      Eligibility. Only executive officers, senior officers and other key executive and management employees of our businesses will be eligible to receive stock options awarded under the Option Plan. No determination has been made as to which of those eligible individuals (currently, approximately 30) will receive grants under the Option Plan, and, therefore, the benefits to be allocated to any individual are not presently determinable.
      Authorization. The Option Plan covers an aggregate of 400,000 shares subject to certain adjustments in the event of distributions, splits and certain other events. If shares subject to an option are not issued or cease to be issuable because an option is terminated, forfeited, or cancelled, those shares will become available for additional awards. No more than 400,000 shares may be issued pursuant to grants made under the Option Plan to any one individual in any one year.
      Administration. The Option Plan will be administered by the compensation committee, which consists of members of the company’s board of directors who are outside directors for purposes of the Code and non-employee directors within the meaning of Section 16 of the Exchange Act and rules and regulations thereunder. The compensation committee may delegate its authority under the Option Plan to officers of the company, subject to guidelines prescribed by this committee, but only with respect to individuals who are not subject to Section 16 of the Exchange Act.
      Terms of Options. The compensation committee will designate the individuals to receive the options, the number of shares subject to the options, and the terms and conditions of each option granted under the Option Plan, including any vesting schedule. The term of any option granted under the Option Plan shall be determined by the compensation committee.
      Exercise of Options. The exercise price per share of options granted under the Option Plan is determined by the compensation committee; provided, however, that such exercise price cannot be less than the fair market value of a share on the date the option is granted (subject to adjustments).
      Change in Control. The Option Plan provides that the compensation committee has the authority to provide in any option agreement for the vesting and/or cash-out of options upon or following a “Change in Control” transaction, as such term is defined in the Option Plan.
      Amendment and Termination. The Option Plan will expire on the tenth anniversary of the date on which the Option Plan is approved by the trust’s shareholders. The compensation committee may amend or terminate the Option Plan at any time, subject to shareholder approval in certain circumstances. However, the compensation committee may not amend the Option Plan without the consent of eligible individuals under the Option Plan if it would adversely affect the eligible individuals’ rights to previously granted awards.
      Federal Tax Consequences. The following is a summary of certain federal income tax consequences of transactions under the Option Plan based on current federal income tax laws. This summary is not intended to be exhaustive and does not describe state, local, or other tax consequences. It is intended for the information of shareholders considering how to vote with respect to this proposal and not as tax advice to participants in the Option Plan.
      The grant of a non-qualified stock option under the Option Plan will not result in the recognition of taxable income to the participant or in a deduction to the company. In general, upon exercise, a participant will recognize ordinary income in an amount equal to the excess of the fair market value of our shares purchased over the exercise price. The company is required to withhold tax on the amount of income so recognized, and is entitled to a tax deduction equal to the amount of such income. Gain or loss upon a subsequent sale of any shares of common stock received upon the exercise of a non-qualified stock option is taxed as capital gain or loss (long-term or short-term, depending upon the holding period of the stock sold) to the participant.

OUR RELATIONSHIP WITH OUR MANAGER
      Our manager is a newly created entity that is owned and controlled by its sole and managing member, our Chief Executive Officer. Following this offering, CGI, through a subsidiary, and Sostratus LLC, an entity owned by our management team, will become non-managing members of our manager. The members of our management team are currently employees of The Compass Group, a subsidiary of CGI and, in conjunction with this offering, will resign from The Compass Group and be employed by our manager. Our manager will perform a variety of services for us, which will entitle it to receive a management fee, and our manager will also own the company’s management interests, which will carry the right to receive a profit allocation. Our relationship with our manager will be governed principally by the following two agreements:

•	The management services agreement relating to the services our manager will perform for us and the businesses we own, which we refer to as our businesses in this section; and

•	The company’s LLC agreement relating to our manager’s rights with respect to the management interests it owns.
      We also expect that our manager will enter into other agreements with our businesses pursuant to which our manager may perform management services, which we refer to as offsetting management services agreements, and transaction-related services, which we refer to as transaction services agreements, for such businesses directly rather than pursuant to the management services agreement. These agreements, and some of the material terms relating thereto, are discussed in more detail in the sections entitled “Management Services Agreement” and “Description of Shares”.
      With regard to the management services agreement, the company will pay our manager a management fee of 2% per annum (payable quarterly in arrears), which will be calculated on the basis of our adjusted net assets. “Adjusted net assets” will be defined generally as total assets plus the aggregate amount of accumulated amortization minus the aggregate amount of adjusted total liabilities. “Adjusted total liabilities” will be defined generally as total liabilities excluding the effect of any third party debt. Additionally, any management fee due from the company to the manager will be reduced by any management fees received by the manager from any of our businesses. See the section entitled “Management Services Agreement — Management Fee” for more information about the calculation and payment of the management fee and the specific definitions of terms used in such calculation.
      With regard to our LLC agreement, the company will pay a profit allocation to our manager in respect of the management interests upon the occurrence of certain events if the company’s profits exceed certain hurdles. In calculating the company’s profits for determination of our manager’s profit allocation, we will take into consideration both:

•	A business’ contribution-based profit, which will be equal to a business’ aggregate contribution to the company’s cash flow during the period a business is owned by the company; and

•	The company’s cumulative gains and losses to date.
      Specifically, profit allocation will be calculated and paid subject to the following hurdles:

•	No profit allocation will be paid in the event that the company’s profits do not exceed an annualized hurdle rate of 7% with respect to our equity in a business; and

•	Profit allocation will be paid in the event that the company’s profits do exceed an annualized hurdle rate of 7% in the following manner: (i) 100% of the company’s profits for that amount in excess of the hurdle rate of 7% but that is less than or equal to the hurdle rate of 8.75%, which amount is intended to provide the manager with an overall profit allocation of 20% once the hurdle rate of 7% has been surpassed; and (ii) 20% of the company’s profits in excess of the hurdle rate of 8.75%.
      Additionally, our manager has agreed not to take a profit allocation until the sale of one of our businesses or, at the manager’s option, the fifth anniversary of our ownership of one of our businesses. We believe this allocation timing more accurately reflects the long-term performance of each of our businesses than a method which provides for annual allocations, and is consistent with our intent to manage and grow our businesses. See the section entitled “Description of Shares — Distributions — Manager’s Profit Allocation” for more information about calculation and payment of profit allocation.

MANAGEMENT SERVICES AGREEMENT
      In this section, we refer to our businesses as the managed subsidiaries. The company and our managed subsidiaries intend to enter into a management services agreement with our manager. The material terms of the management services agreement are summarized below.
Management Services
      The management services agreement sets forth the services to be performed by our manager. Our manager will perform its services subject to the oversight and supervision of the company’s board of directors.
      In general, our manager will perform those services for us and the managed subsidiaries that would be typically performed by the executive officers of a company. Specifically, our manager will perform the following services, which we refer to as the management services, pursuant to the management services agreement:

•	Manage our day-to-day business and operations, including our liquidity and capital resources and compliance with applicable law;

•	Identify, perform due diligence on, negotiate and oversee acquisitions of target businesses and any other investments;

•	Oversee the performance of any managed subsidiaries, including monitoring the business and operations of such managed subsidiaries, and any other investments that we make;

•	Provide, on our behalf, managerial assistance to our managed subsidiaries;

•	Evaluate, negotiate and oversee dispositions of all or any part of any managed subsidiaries or any other investments that we may have;

•	Provide, as necessary, individuals to serve as members of the company’s board of directors; and

•	Perform any other services that would be customarily performed by executive officers and employees of the company.
      The company, the managed subsidiaries and our manager have the right at any time during the term of the management services agreement to change the services provided by our manager. In performing management services, our manager will have all necessary power and authority to perform, or cause to be performed, such services on behalf of the company. In certain circumstances, our manager will be required to obtain authorization and approval of the company’s board of directors.
      While our manager will provide management services to the company, our manager will also be permitted to provide services, including services similar to management services, to other entities. In this respect, the management services agreement and the obligation to provide management services will not create an exclusive relationship between our manager and the company or the managed subsidiaries. Moreover, our officers and the officers and employees of our manager and its affiliates who provide services to us, including members of our management team, anticipate devoting time to the affairs of our manager and its affiliates and performing services for other entities.
Offsetting Management Services Agreements
      Pursuant to the management services agreement, we have agreed that our manager may, at any time, enter into offsetting management services agreements with the managed subsidiaries pursuant to which our manager may perform services that may or may not be similar to management services. Any fees to be paid by a managed subsidiary pursuant to such agreements are referred to as offsetting management fees and will offset, on a dollar-for-dollar basis, the management fee otherwise due and payable by the company under the management services agreement with respect to a fiscal quarter. See the section entitled “— Management Fee” for more information about offsetting management fees.

      In connection with the historical acquisition by CGI and its subsidiaries of each of the managed subsidiaries, such managed subsidiaries entered into management services agreements with an affiliate of The Compass Group. Pursuant to each such agreement, the applicable affiliate of The Compass Group continues to provide services to such managed subsidiary, and the applicable managed subsidiary is obligated to pay to such affiliate an annual management fee. In conjunction with the closing of this offering, The Compass Group will cause each such agreement to be assigned to our manager. Each such agreement shall be deemed an offsetting management services agreement and all payments thereunder shall be deemed to be offsetting management fees.
Transaction Services Agreements
      Pursuant to the management services agreement, we have agreed that our manager may, at any time, enter into transaction services agreements with the managed subsidiaries relating to the performance by our manager of certain transaction-related services, such as those customarily performed by a third-party consultant or financial advisor. Our manager will contract for the performance of transaction services on an arm’s-length basis and on market terms upon approval of the company’s independent directors (or a committee of the board of directors that is comprised of at least three independent directors). Any fees received by our manager pursuant to such a transaction services agreement will be in addition to the management fee payable by the company pursuant to the management services agreement and will not offset the payment of such management fee.
Secondment of Our Chief Executive Officer and Chief Financial Officer
      Neither the trust nor the company will have any employees. In accordance with the terms of the management services agreement, our manager will second to us our Chief Executive Officer and Chief Financial Officer. The company’s board of directors will elect the seconded Chief Executive Officer and Chief Financial Officer as officers of the company in accordance with the terms of the LLC agreement and the business operations, policies and restrictions of the company in existence from time to time. Although the Chief Executive Officer and Chief Financial Officer will remain employees of our manager or an affiliate of our manager, they will report directly, and be subject, to the company’s board of directors. Our manager and the company’s board of directors may agree from time to time that our manager will second to the company one or more additional individuals to serve as officers or otherwise of the company, upon such terms as our manager and the company’s board of directors may mutually agree.
      The company will indemnify any individuals seconded to the company and will maintain directors and officers insurance in support of such indemnities.
      Mr. Massoud, our Chief Executive Officer, intends to enter into an employment agreement and non-disclosure and non-solicitation agreement with our manager pursuant to which he is employed by our manager.
Acquisition and Disposition Opportunities
      Our manager has exclusive responsibility for reviewing and making recommendations to the company’s board of directors with respect to acquisition opportunities and dispositions. In the event that an opportunity is not originated by our manager, the company’s board of directors will seek a recommendation from our manager prior to making a decision concerning any acquisition or disposition. In the case of any acquisition or disposition that involves an affiliate of our manager or us, our nominating and corporate governance committee will be required to approve such transaction.
      Our manager and its affiliates, pursuant to the management services agreement, will first refer to the company’s board of directors any acquisition opportunities that are made available by any source to our manager or any of its affiliates unless the Chief Executive Officer notifies our manager that such acquisition opportunity does not meet the company’s acquisition criteria, as determined by the company’s board of directors. In the event that an acquisition opportunity is offered to the company by our manager and the company determines not to pursue the acquisition opportunity in full, any portion of the opportunity which the company does not pursue may be offered to any person, including affiliates of our manager, in the sole discretion of our manager and its affiliates.
Indemnification by the Company
      The company has agreed to indemnify and hold harmless our manager and its employees from and against all losses, claims and liabilities incurred by our manager in connection with, relating to or arising out the performance of any management services. However, that the company will not be obligated to indemnify or hold harmless our manager for any losses, claims and liabilities incurred by our manager in connection with, relating to or arising out of (i) a breach by our manager of the management services agreement, (ii) the gross negligence, willful misconduct, bad faith or reckless disregard of our manager in the performance of any management services or (iii) fraudulent or dishonest acts of our manager.
Termination of Management Services Agreement
      The company’s board of directors may terminate the management services agreement and our manager’s appointment upon a finding by any court of competent jurisdiction in a final, non-appealable order that:

•	Our manager materially breached the terms of the management services agreement and such breach continued unremedied for 60 days after our manager receives written notice from the company setting forth the terms of such breach; or

•	Our manager acted with gross negligence, willful misconduct, bad faith or reckless disregard of its duties in carrying out its obligations under the management services agreement or engaged in fraudulent or dishonest acts with respect to the company.
      We refer to these events as termination events. Our manager may resign and terminate the management services agreement at any time with 90 days’ written notice to the company, and this right is not contingent upon the finding of a replacement manager. However, if our manager resigns, until the date on which the resignation becomes effective, it will, upon request of the company’s board of directors, use reasonable efforts to assist the company’s board of directors to find a replacement manager at no cost and expense.
      Upon the termination of the management services agreement, seconded officers, employees, representatives and delegates of our manager and its affiliates who are performing the services that are the subject of the management services agreement, will resign their respective position with the company and cease to work at the date of our manager’s termination or at any other time as determined by our manager. The manager’s appointed director may continue serving on the company’s board of directors subject to the manager’s continued ownership of the management interests.
      If the management services agreement is terminated pursuant to a termination event, then the trust, the company and the managed subsidiaries each agree to cease using the term “Compass” entirely in its business or operations within 30 days of such termination, including by changing its name to remove any reference to the term “Compass”.
Reimbursement of Expenses
      The company and the managed subsidiaries will be responsible for paying costs and expenses relating to their business and operations. The company and the managed subsidiaries, respectively, have each agreed to reimburse our manager during the term of the management services agreement for:

•	All costs and expenses of the company or the managed subsidiaries that are incurred by our manager on behalf of the company or the managed subsidiaries, as the case may be, including any out-of-pocket costs and expenses, and all costs and expenses the reimbursement of which are specifically approved by the company’s or a managed subsidiary’s board of directors; and

•	The compensation and other related costs and expenses of the Chief Financial Officer and his staff.
Notwithstanding anything else to the contrary, neither the company nor any managed subsidiary will be obligated or responsible for reimbursing or otherwise paying for any costs or expenses relating to our manager’s overhead or any other costs and expenses relating to our manager’s conduct of its business and operations. The company will not reimburse the manager for the compensation of our Chief Executive Officer and any other personnel providing services pursuant to the management services agreement, including personnel seconded to the company.
Reimbursement of Offering Expenses
      Pursuant to the management services agreement, we have agreed to reimburse our manager and its affiliates, within five business days after the closing of this offering, for certain costs and expenses incurred or to be incurred prior to and in connection with the closing of this offering in the aggregate amount of approximately $4.5 million.
Management Fee
      Subject to any adjustments discussed below, for performing management services under the management services agreement during any fiscal quarter, the company will pay our manager a management fee with respect to such fiscal quarter. The management fee to be paid with respect to any fiscal quarter will be calculated by our manager as of the last day of such fiscal quarter, which we refer to as the calculation date. The amount of any management fee payable by the company with respect to any fiscal quarter will be (i) reduced by the aggregate amount of any offsetting management fees, if any, received by our manager from any of our managed subsidiaries during such fiscal quarter, (ii) reduced (or increased) by the amount of any over-paid (or under-paid) management fees received by (or owed to) our manager with respect to the immediately preceding fiscal quarter, and (iii) increased by the amount of any outstanding accrued and unpaid management fees.
      Management services performed for the company will be provided at our manager’s cost. In addition, the management fee will cover the compensation of our Chief Executive Officer and any other personnel providing services pursuant to the management services agreement, including personnel seconded to the company. However, the company will reimburse our manager for the compensation and related costs and expenses of our Chief Financial Officer and his staff, as discussed in more detail below.
      For purposes of this provision:

•	The “management fee” will be equal to, as of any calculation date, the product of (i) 0.5% (2% annualized), multiplied by (ii) the company’s adjusted net assets as of such calculation date; provided, however, that, with respect to the fiscal quarter in which the closing of this offering occurs, the company will pay our manager a management fee with respect to such fiscal quarter equal to the product of (i)(x) 0.5% (2% annualized), multiplied by (y) the company’s adjusted net assets as of such calculation date, multiplied by (ii) a fraction, the numerator of which is the number of days from and including the date of closing to and including the last day of such fiscal quarter and the denominator of which is the number of days in such fiscal quarter.

•	“Adjusted net assets” will be equal to, with respect to any entity as of any calculation date, the sum of (i) total assets of such entity as of such calculation date, plus (ii) the absolute amount of accumulated amortization for such entity as of such calculation date, minus (iii) the absolute amount of adjusted total liabilities of such entity as of such calculation date.

•	“Adjusted total liabilities” will be equal to, with respect to any entity as of any calculation date, such entity’s total liabilities after excluding the effect of any outstanding indebtedness of such entity owed to third party lenders that are unaffiliated with such entity.

PRINCIPAL SHAREHOLDERS/ SECURITY OWNERSHIP OF DIRECTORS
AND EXECUTIVE OFFICERS
      The following table sets forth certain information, both before the closing of this offering and after giving pro forma effect to the closing of this offering and the related private placement transactions, regarding the beneficial ownership of shares of the trust sold in this offering. The number of shares beneficially owned by each entity, director or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and also any shares which the individual or entity has the right to acquire within sixty days of November 28, 2005 through the exercise of an option, conversion feature or similar right. The address for all individuals and entities listed in the beneficial ownership tables provided in this section is Sixty One Wilton Road, Second Floor, Westport, CT 06880. See the section entitled “Description of Shares” for more information about the shares of the trust.

Compass Diversified Trust(1)

	Before the Offering(2)		After the Offering

	Number of	Percent of	Number of	Percent of
	Shares	Class	Shares	Class

Directors and Executive Officers
C. Sean Day	—	—			%
I. Joseph Massoud(3)	—	—			%
James J. Bottiglieri	—	—			%
Harold S. Edwards	—	—			%
D. Eugene Ewing	—	—			%
Mark H. Lazarus	—	—			%
Ted Waitman	—	—			%
All directors and executive officers, as a group	—	—			%
Shareholders
Compass Group Investments, Inc.(4)	—	—			%
Pharos I LLC(5)	—	—			%

(1)	The trust will issue shares of trust stock. Each share of the trust represents one undivided beneficial interest in the trust. Each beneficial interest in the trust corresponds to one non-management interest of the company. No other equity interest in the trust will be outstanding after the closing of this offering.

(2)	Before the closing of this offering, the trust will not have any equity interests authorized or issued and outstanding; the trust will be authorized to issue the shares pursuant to the amended and restated trust agreement to be entered into in conjunction with the closing of this offering. See the section entitled “Description of Shares” for more information. As a result, the company, as sponsor of the trust, will beneficially own the trust before the closing of this offering. In turn, our manager, as sole holder of the management interests of the company, and our Chief Executive Officer, Mr. Massoud, as sole and managing member of the manager, will each beneficially own the company before the closing of this offering.

(3)	Amounts with respect to Mr. Massoud also reflect his beneficial ownership of shares through his interest in and control of Pharos I LLC, as discussed in more detail in footnote 5 below.

(4)	Compass Group Investments, Inc., an affiliate of our manager, has agreed to purchase the number of shares in the trust having an aggregate purchase price of $96 million, at a per share price equal to the initial public offering price, in a separate private placement transaction that will close in conjunction with the closing of this offering.

(5)	Pharos I LLC has agreed to purchase the number of shares in the trust having an aggregate purchase price of $4 million, at a per share price equal to the initial public offering price, in a separate private placement transaction that will close in conjunction with the closing of this offering. Our Chief Executive Officer, Mr. Massoud, as managing member of Pharos I LLC exercising sole voting and investment power with respect to Pharos I LLC, will beneficially own Pharos I LLC before and after the closing of this offering.

     The following table sets forth certain information, both before and after giving effect to the closing of this offering and the related private placement transactions, regarding the beneficial ownership of the company’s two classes of equity interests. See the section entitled “Description of Shares” for more information about the equity interests of the company.

Compass Group Diversified Holdings LLC(1)

	Before the Offering		After the Offering

	Number of	Percent of	Number of	Percent of
	Interests	Class	Interests	Class

Compass Group Management LLC(2)
Management interests	100	100%	100	100%
Non-management interests	—	—	—	—
Compass Diversified Trust(3)
Management interests	—	—	—	—
Non-management interests	—	—		100%

(1)	Compass Group Diversified Holdings LLC has two classes of interests: management interests and a non-management interests.

(2)	Compass Group Management LLC, our manager, as sole holder of the management interests of the company and as our manager under the management services agreement, will beneficially own the company before this offering. Our Chief Executive Officer, Mr. Massoud, as sole and managing member of the manager, will beneficially own the company before the closing of this offering. Our manager is also an affiliate of CGI and Pharos.

(3)	Each beneficial interest in the trust corresponds to one underlying non-management interest of the company. Unless the trust is dissolved, it must remain the sole holder of 100% of the non-management interests and at all times the company will have outstanding the identical number of non-management interests as the number of outstanding shares of the trust. As a result of corresponding interest between shares and non-management interests, each holder of shares identified in the table above relating to the trust may be deemed to beneficially own a correspondingly proportionate interest in the company.
     The following table sets forth certain information, both before and after giving effect to the closing of this offering, regarding the beneficial ownership by certain executive officers and directors of the company of equity interests in certain of our initial businesses. See the section entitled “Certain Relationships and Related Party Transactions” for more information about ownership interests in our initial businesses.

	Before the Offering		After the Offering

	Number of	Percent of	Number of	Percent of
	Shares	Class	Shares	Class

C. Sean Day
Crosman, Common Stock	5,193	0.9%	5,193	0.9%
Advanced Circuits, Series B Common Stock	10,000	0.8%	10,000	0.8%
I. Joseph Massoud
Crosman, Common Stock	2,077	0.3%	—	—
Silvue Coinvestment Partners, LLC(1)
Silvue, Series B Common Stock	98.6	0.2%	—	—
Silvue, Series A Preferred Stock	433.1	1.0%	—	—
ACI Coinvestment Partners, LLC(2)
Advanced Circuits, Series B Common Stock	11,880	1.0%	—	—

(1)	Mr. Massoud is the managing member of and owns a 26.1% interest in Silvue Coinvestment Partners, LLC and, in such capacity, exercises sole voting and investment power with respect to Silvue Coinvestment Partners, LLC. As a result, Mr. Massoud beneficially owns Silvue Coinvestment Partners, LLC. Mr. Day beneficially owns a 36.2% interest in Silvue Coinvestment Partners, LLC.

(2)	Mr. Massoud is the managing member of and owns a 42.1% interest in ACI Coinvestment Partners, LLC and, in such capacity, exercises sole voting and investment power with respect to ACI Coinvestment Partners, LLC. As a result, Mr. Massoud beneficially owns ACI Coinvestment Partners, LLC.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
General
      Prior to this offering, CGI indirectly owned a controlling interest through its subsidiaries in each of our initial businesses, and CGI and its subsidiaries are the entities from which the company will acquire its controlling interest in each of our initial businesses. CGI was also sole owner of The Compass Group, which is the entity that managed our initial businesses prior to this offering and for whom our management team worked prior to this offering. CGI is wholly owned by the Kattegat Trust, whose sole beneficiary is a philanthropic foundation, the TK Foundation, named for its benefactor, the late J. Torben Karlshoej who was the founder of Teekay Shipping.
      Prior to this offering, the company and the trust were controlled by our manager, which is owned and controlled by our Chief Executive Officer.
CGI
      We will use a portion of the proceeds of this offering and the related private placement transactions to acquire controlling interests in our initial businesses from the sellers, including CGI and its subsidiaries. CGI and its subsidiaries acquired or otherwise obtained the controlling interest in each initial business that we intend to acquire in connection with this offering pursuant to equity investments totaling approximately $71.9 million, which controlling interests we will acquire from CGI and its subsidiaries for an aggregate purchase price of approximately $133.6 million in cash. See the section entitled “The Acquisition of and Loans to Our Initial Businesses” for more information about our acquisition of our initial businesses.
      CGI will become a non-managing member of our manager following this offering, and thus will be entitled to receive 10% of any profit allocation paid by the company to our manager.
      CGI has agreed to purchase, in conjunction with the closing of this offering in a separate private placement transaction, that number of shares, at a per share price equal to the initial public offering price, having an aggregate purchase price of $96 million. As indicated above, this amount will be used in part to pay the purchase price to CGI and its subsidiaries for the acquisition of our initial businesses by the company. See the section entitled “The Acquisition of and Loans to Our Initial Businesses” for more information on our acquisition of our initial businesses. CGI will have certain registration rights in connection with the shares it acquires in the separate private placement transaction. See the section entitled “Shares Eligible for Future Sale — Registration Rights” for more information about CGI’s registration rights.
Our Manager
      Our manager is a newly created entity that is owned and controlled by its sole and managing member, our Chief Executive Officer. Following this offering, CGI, through a subsidiary, and Sostratus LLC, an entity owned by our management team, will become non-managing members of our manager. Our relationship with our manager will be governed principally by the following two agreements:

•	The management services agreement relating to the management services our manager will perform for us and the businesses we own and the management fee to be paid to our manager in respect thereof; and

•	The company’s LLC agreement setting forth our manager’s rights with respect to the management interests it owns, including the right to receive profit allocations from the company.
      In addition, we intend to enter into a supplemental put agreement with our manager pursuant to which our manager shall have the right to cause the company to purchase the management interests then owned by our manager upon termination of the management services agreement. The relationships created by these agreements are discussed in more detail below.

      We also expect that our manager will enter into offsetting management services agreements, transaction services agreements and other agreements, in each case, with some or all of the businesses that we own. In this respect, we expect that The Compass Group will assign any outstanding agreements with our initial businesses to our manager in connection with the closing of this offering. See the sections entitled “Management Services Agreement” and “Description of Shares” for information about these and other agreements we and our businesses intend to enter into with our manager.
      In conjunction with the closing of this offering, all the employees of The Compass Group will become employees of our manager. We expect our manager and members of our management team to remain affiliated with CGI after closing of this offering, and further expect that our manager, our management team and CGI may pursue joint business endeavors.
      The company and the businesses it owns intend to enter into a management services agreement with our manager pursuant to which our manager will provide management services to us and the businesses we own. Pursuant to the management services agreement, we will pay our manager a quarterly management fee for the performance of management services. See the section entitled “Management Services Agreement — Management Fee” for more information about the management fee to be paid to our manager.
      We have agreed that our manager may, at any time, enter into offsetting management services agreements with the businesses that we own relating to the performance by our manager of offsetting management services for such businesses. Any fees to be paid by a business that we own to our manager pursuant to such an offsetting management services agreement are referred to as offsetting management fees. Any offsetting management fees received by our manager pursuant to an offsetting management services agreement during any fiscal quarter will reduce, on a dollar-for-dollar basis, the management fee otherwise due and payable by the company under the management services agreement for such fiscal quarter. In conjunction with the closing of this offering, The Compass Group will assign, or cause to be assigned, to our manager any then existing agreements pursuant to which it or any of its affiliates provides management services to the businesses that we own. Each such agreement shall be deemed an offsetting management services agreement. See the section entitled “Management Services Agreement — Offsetting Management Services Agreements” for more information about offsetting management services agreements and offsetting management fees.
      We have agreed that our manager may, at any time, enter into transaction services agreements with the businesses that we own relating to the performance by our manager of certain transaction-related services, such as those customarily performed by a third-party consultant or financial advisor. Our manager will contract for the performance of transaction services on an arm’s-length basis and on market terms upon approval of the company’s independent directors (or a committee of the board of directors that is comprised of at least three independent directors). Any fees received by our manager pursuant to such a transaction services agreement will be in addition to the management fee payable by the company pursuant to the management services agreement and will not reduce the payment of such management fee. See the section entitled “Management Services Agreement — Transaction Services Agreements” for more information about transaction fees.
      Our manager will own 100% of the management interests of the company. Pursuant to the LLC agreement, our manager will receive a profit allocation with respect to the management interests. See the section entitled “Description of Shares — Distributions — Manager’s Profit Allocation” for more information about the profit allocation to be paid to our manager. In accordance with the constituent documents of our manager, CGI will be entitled to receive 10% of any profit allocation paid by the company to our manager.
      The company has agreed to reimburse our manager and its affiliates, within five business days after the closing of this offering, for certain costs and expenses incurred or to be incurred prior to and in connection with the closing of this offering in the aggregate amount of approximately $4.5 million. See the section entitled “Management Services Agreement — Reimbursement of Offering Expenses” for more information about the reimbursement of our manager’s fees and expenses.

      We have agreed that, if the management services agreement is terminated on any date that is three years after the closing of this offering, our manager shall have the right, but not the obligation, to elect to cause the company to purchase the management interests then owned by our manager for the management interests purchase price, calculated as of the date upon which our manager exercises its right; provided, that our manager exercises its right within one year of such termination. See the section entitled “Description of Shares — Supplemental Put Agreement” for more information about our manager’s put right and our obligations relating thereto.
Pharos
      Pharos has agreed to purchase, in conjunction with the closing of this offering in a separate private placement transaction, that number of shares, at a per share price equal to the initial public offering price, having an aggregate purchase price of $4 million. As indicated above, this amount will be used in part to pay the purchase price to CGI and its subsidiaries for the acquisition of our initial businesses by the company. See the section entitled “The Acquisitions of and Loans to Our Initial Businesses” for more information on our acquisition of our initial business. Pharos will have certain registration rights in connection with the shares it acquires in the separate private placement transaction. In addition, Pharos is owned and controlled by certain employees of our manager. See the section entitled “Shares Eligible for Future Sale — Registration Rights” for more information about Pharos’ registration rights.
Agreements Among CGI Affiliated Entities
      The terms and conditions, including those relating to pricing, of the agreements to which the company, on the one hand, and CGI, our manager and certain other related parties, on the other hand, are a party were negotiated among CGI and its affiliates in the overall context of this offering and not on an arm’s-length basis. These agreements include:

•	The stock purchase agreement pursuant to which we will acquire a controlling interest in each of our initial businesses the sellers;

•	The loan agreements pursuant to which the company will provide debt financing to each of our initial businesses;

•	The management services agreement pursuant to which our manager will perform the management services and be paid the management fee;

•	The LLC agreement under which our manager will hold the company’s management interests and pursuant to which our manager will be paid the profit allocation;

•	The supplemental put agreement pursuant to which our manager has the right to cause the company to purchase the management interests upon termination of the management services agreement;

•	Those offsetting management services agreement entered into between our initial businesses and an affiliate of The Compass Group in connection with the acquisition of those businesses by such affiliate of The Compass Group and assigned to our manager in conjunction with the closing of this offering;

•	The private placement agreements pursuant to which CGI and Pharos will purchase shares in a separate private placement transactions in conjunction with the closing of this offering; and

•	The registration rights agreements pursuant to which Pharos and CGI will have certain rights as to the registration of the shares they acquired in the private placement transactions closing in conjunction with this offering.
Each of these agreements is discussed in more detail in this section and elsewhere in this prospectus. Although we received a fairness opinion regarding the fairness, from a financial point of view, to the company of such terms and conditions and notwithstanding that the acquisitions of the initial businesses, and all of the agreements identified above were approved by our independent directors, they were not negotiated on an arm’s-length basis with unaffiliated third parties. As a result, the terms and conditions of these agreements may be less favorable to us than they might have been had they been negotiated on an arm’s-length basis.
Directed Share Program
      Members of our management team have indicated their intention to purchase shares, at a per share price equal to the initial public offering price, pursuant to our directed share program. See the section entitled “Underwriting — Directed Share Program” for more information about our directed share program.
Ownership Interest In the Initial Businesses
      Prior to this offering, certain employees of our manager held equity interests in certain of our initial businesses. In connection with this offering, all employees of our manager who own shares in any of our initial businesses have agreed to sell such shares to the company at the same price per share as CGI will receive pursuant to the stock purchase agreement. Such employees intend to reinvest approximately 100% of the after-tax proceeds of such sales in the purchase of shares, either by means of the private placement transaction with Pharos, or pursuant to the directed share program. In addition, following this offering, Mr. Day, Chairman of the company’s board of directors, will continue to hold interests in certain of our initial businesses. As reflected below, the current holdings of these individuals did not and will not exceed 5% of any of such initial businesses’ outstanding shares.
     Crosman
      Mr. Massoud, our Chief Executive Officer, holds 2,077 shares of Crosman, representing approximately 0.4% of Crosman’s outstanding shares. In addition, certain employees of the manager, a former director of Crosman and a former employee of CGI hold 4,748 shares of Crosman in the aggregate representing 0.8% of Crosman’s outstanding shares. In connection with our acquisition of the Crosman shares from CGI’s subsidiary, we will acquire from Mr. Massoud and such employees and former director all of their shares in Crosman at the same price per share as CGI will receive pursuant to the stock purchase agreement . Mr. Massoud and all employees of the manager and the former director of Crosman who hold Crosman shares intend to reinvest approximately 100% of the after-tax proceeds of such sales in the purchase of shares either by means of the private placement transaction with Pharos, discussed above, or pursuant to the directed share program.
      Prior to this offering, Mr. Day, our Chairman of the board of directors, held 5,193 shares of Crosman, representing approximately 0.9% of Crosman’s outstanding shares. Mr. Day will continue to hold these shares following this offering and our acquisition of Crosman.
     Advanced Circuits
      ACI Coinvestment Partners, LLC, of which Mr. Massoud holds a 42.1% interest, holds 11,880 shares of Advanced Circuits, representing approximately 0.9% of Advanced Circuits’ outstanding shares. Certain employees of the manager hold the remaining 57.9% interest in ACI Coinvestment Partners, LLC. In connection with our acquisition of the Advanced Circuits’ shares from CGI’s subsidiary, we will acquire from ACI Coinvestment Partners, LLC all of its shares in Advanced Circuits at the same price per share as CGI will receive pursuant to the stock purchase agreement. Mr. Massoud and all employees of the manager who hold interests in ACI Coinvestment Partners, LLC intend to reinvest approximately 100% of the after-tax proceeds of such sales in the purchase of shares either by means of the private placement transactions to Pharos, discussed above, or pursuant to the directed share program.
      Prior to this offering, Mr. Day, our Chairman of the board of directors, held 10,000 shares of Advanced Circuits, representing approximately 0.8% of Advanced Circuits’ outstanding shares. Mr. Day will continue to hold these shares following this offering and our acquisition of Advanced Circuits.

     Silvue
      Silvue Coinvestment Partners, LLC of which Mr. Massoud and Mr. Day hold 26.1% and 36.2% interests, respectively, currently holds 532 shares of Silvue, representing approximately 1.3% of Silvue’s outstanding shares. Certain employees of the manager and a former employee of CGI hold the remaining 37.7% interest in Silvue Coinvestment Partners, LLC. In connection with our acquisition of the Silvue shares from CGI’s subsidiary, we will acquire from Silvue Coinvestment Partners, LLC, all of its shares in Silvue at the same price per share as CGI will receive pursuant to the stock purchase agreement. Mr. Massoud, Mr. Day and all employees of the manager who hold interests in Silvue Coinvestment Partners, LLC intend to reinvest approximately 100% of the after-tax proceeds of such sales in the purchase of shares either by means of the private placement to Pharos, or pursuant to the directed share program.
Contractual Arrangements with Related Parties
      The following discussion sets forth the agreements that we intend to enter into with related parties in connection with this offering. The statements relating to each agreement set forth in this section and elsewhere in this prospectus are subject to and are qualified in their entirety by reference to all of the provisions of such agreements, forms of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Stock Purchase Agreement with Sellers, including CGI and its Subsidiaries
      CGI and its subsidiaries, together with the other sellers, intend to enter into a stock purchase agreement with the company pursuant to which the company will acquire controlling interests in our initial businesses. See the section entitled “The Acquisitions of and Loans to Our Initial Businesses” for more information about the stock purchase agreement.

Loan Agreements with each Initial Business
      The company intends to enter into loan agreements with each of our initial businesses pursuant to which the company will provide debt financing to each initial business. See the section entitled “The Acquisitions of and Loans to Our Initial Businesses” for more information about the loan agreements.

Management Services Agreement with Our Manager
      The company and the businesses it owns intend to enter into a management services agreement pursuant to which our manager will provide management services. See the section entitled “Management Services Agreement” for more information about the management services agreement.

Offsetting Management Services Agreements
      Our manager may, at any time, enter into offsetting management services agreements directly with the businesses that we own relating to the performance by our manager of offsetting management services for such businesses. All fees, if any, paid by the businesses that we own to our manager pursuant to an offsetting management services during any fiscal quarter will offset, on a dollar-for-dollar basis, the management fee otherwise due and payable by the company to our manager under the management services agreement for such fiscal quarter. In addition, in conjunction with the closing of this offering, The Compass Group will cause to be assigned to our manager each then existing agreement pursuant to which its affiliates provide management services to our initial businesses. Each such agreement shall be deemed an offsetting management services agreement. See the section entitled “Management Services Agreement — Offsetting Management Services Agreements” for more information about offsetting management services agreements and offsetting management fees.

LLC Agreement with Our Manager
      The trust and our manager will each be parties to the LLC agreement relating to their respective interests in the company. See the section entitled “Description of Shares” for more information about the LLC agreement.

Supplemental Put Agreement with Our Manager
      In consideration of our manager’s acquisition of the management interests, we intend to enter into a supplemental put agreement with our manager pursuant to which our manager shall have the right to cause the company to purchase the management interests then owned by our manager upon termination of the management services agreement. See the section entitled “Description of Shares — Supplemental Put Agreement” for more information about the supplemental put agreement.

Private Placement Agreements
      CGI and Pharos have each agreed to purchase, in conjunction with the closing of this offering in separate private placement transactions, that number of shares, at a per share price equal to the initial public offering price, having an aggregate purchase price of $96 and $4 million, respectively.

Registration Rights Agreements
      In connection with CGI’s and Pharos’ purchase of shares pursuant to the private placement transactions described above, we intend to enter into registration rights agreements with CGI and Pharos for the registration of such shares under the Securities Act. See the section entitled “Shares Eligible for Future Sale — Registration Rights” for more information about the registration rights agreement.
Our Related Party Transaction Policy
      Prior to the completion of this offering, the company’s board of directors will adopt a code of ethics and conduct establishing the standards of ethical conduct applicable to all directors, officers and employees, as applicable, of the company and the businesses it owns, our manager, members of our management team and other employees of our manager and any other person who is performing services for or on behalf of the company.
      The code of ethics and conduct will address, among other things, conflicts of interest and related party transactions generally and will require the approval of all related party transactions by the company’s nominating and corporate governance committee. The code of ethics and conduct specifically will require nominating and corporate governance committee approval for transactions between us and any affiliate of CGI or our manager relating to the provision of any services to us or the businesses that we own. We will disclose promptly any waivers of the code of ethics and conduct by our nominating and corporate governance committee.

DESCRIPTION OF SHARES
General
      The following is a summary of the material terms of:

•	the shares representing beneficial interests in the trust;

•	the non-management interests of the company to be issued to the trust; and

•	the management interests of the company to be issued to our manager.
      We refer to both the non-management interests and management interests, collectively, as the interests. We will enter into the amended and restated trust agreement, which we refer to as the trust agreement, and the amended and restated LLC agreement, which we refer to as the LLC agreement, upon the consummation of this offering. The trust agreement provides for the issuance of the shares, and the LLC agreement provides for the issuance of the non-management interests and management interests, as well as the distributions on and voting rights of each of the non-management interests and the management interests.
      The following description is subject to the provisions of the Delaware Statutory Trust Act and the Delaware Limited Liability Company Act. Certain provisions of the trust agreement and the LLC agreement are intended to be consistent with the DGCL, and the powers of the company, the governance processes and the rights of the trust as the holder of the non-management interests and the shareholders of the trust are generally intended to be similar in many respects to those of a typical Delaware corporation under the DGCL, with certain exceptions. In some instances, this summary refers to specific differences between the rights of holders of shares or non-management interests, on the one hand, and the rights of shareholders of a Delaware corporation, on the other hand. Similarly, in some instances this summary refers to specific differences between the attributes of shares or non-management interests, on the one hand, and shares of a Delaware corporation, on the other hand.
      The statements that follow are subject to and are qualified in their entirety by reference to all of the provisions of each of the trust agreement and the LLC agreement, which will govern your rights as a holder of the shares and the trust’s rights as a holder of non-management interests, forms of each of which have been filed with the SEC as exhibits to the registration statement of which this prospectus forms a part.
Shares in the Trust
      Each share of the trust represents one undivided beneficial interest in the trust and each share of the trust corresponds to one underlying non-management interest of the company held by the trust. Unless the trust is dissolved, it must remain the holder of 100% of the non-management interests and at all times the company will have outstanding the identical number of non-management interests as the number of outstanding shares of trust. Pursuant to the amended and restated trust agreement to be entered into in conjunction with the closing of this offering, the trust will be authorized to issue                 shares and the company will be authorized to issue a corresponding number of non-management interests. Immediately following the completion of this offering, the trust will have                 shares outstanding, or                 shares outstanding if the underwriters exercise their overallotment option in full, and the company will have an equal number of corresponding non-management interests outstanding. All shares and non-management interests will be fully paid and nonassessable upon payment thereof.
Equity Interests in the Company
      The company is authorized, pursuant to action by the company’s board of directors, to issue, in the future, other non-management interests in one or more series as it determines such issuance to be in the best interests of the company. In addition to the non-management interests, the company is authorized to issue up to 100 management interests. In connection with the formation of the company, our manager acquired 100% of the management interests so authorized and issued for a capital investment of $100,000 in our manager. All management interests are fully paid and nonassessable. Other than the management interests held by our manager, the company will not be authorized to issue any other management interests.
Distributions

General
      The company, acting through its board of directors, may declare and pay quarterly distributions on the interests of the company. Any distributions so declared will be paid on interests in proportion to the capital contributions made to the company by the trust and the manager with respect to such interests. The company’s board of directors may, in its sole discretion and at any time, declare and pay distributions of the company and make and pay distributions from the net distributable cash flow to the holders of its interests.
      For purposes of this provision, “net distributable cash flow” will be equal to, for any period, the sum of (i) gross cash proceeds of the company for such period (which includes the proceeds of any borrowings by the company), minus (ii) the portion thereof used to pay or establish reserves for company expenses, debt payments, capital improvements, replacements and contingencies, in each case, as determined by the board of directors of the company. Net distributable cash flow will not be reduced by depreciation, amortization, cost recovery deductions or similar allowances, but will be increased by any reductions of reserves discussed in clause (ii) of the prior sentence.
      Upon receipt of any distributions declared and paid by the company, the trust will, pursuant to the terms of the trust agreement, distribute the whole amount of those distributions in cash to its shareholders, in proportion to their percentage ownership of the trust, as they appear on the share register on the related record date. The record date for distributions by the company will be the same as the record date for corresponding distributions by the trust.
      In addition, under the terms of the LLC agreement, the company will pay a profit allocation to the manager, as holder of the management interests. See the section entitled “— Manager’s Profit Allocation” for more information about the profit allocation to the manager.

Manager’s Profit Allocation
      In general, our manager, as holder of 100% of the management interests in the company, will receive a profit allocation reflecting our ability to generate ongoing cash flows and capital gains in excess of a hurdle rate. Our manager will not receive a profit allocation on an annual basis. Instead, our manager will be paid a profit allocation upon the occurrence of either:

•	The sale of a material amount, as determined by our manager, of the capital stock or assets of one of our businesses or a subsidiary of one of our businesses, which event we refer to as a sale event; or

•	At the option of our manager, at the expiration of the five year period during which we owned a business, which event we refer to as a holding event. If our manager elects to forego declaring a holding event with respect to such business, then our manager may only declare a holding event with respect to such business on each anniversary of the holding event with respect to such subsidiary.
We refer to the sale event and holding event, collectively, as trigger events. We believe this allocation timing more accurately reflects the long-term performance of each of our businesses rather than a method that provides for annual allocations, and is consistent with our intent to hold, manage and grow our businesses over the long term. We refer generally to the obligation to make this payment to our manager as the manager’s profit allocation; definitions used in and an example of the calculation of profit allocation are set forth in more detail below.

      The amount of profit allocation that will be paid to our manager, which we refer to as our manager’s profit allocation, will be based on the extent to which the total profit allocation amount exceeds the relevant hurdle amounts discussed below. For this purpose, “total profit allocation amount” will be equal to, as of any calculation date, the sum of:

•	The contribution-based profit as of such calculation date, which will be calculated upon the occurrence of any trigger event with respect to a particular business; plus

•	The cumulative gains and losses as of such calculation date, which will only be calculated upon the occurrence of a sale event, with respect to the company as a whole.
      Specifically, manager’s profit allocation will be calculated by our manager as of the last day of the fiscal quarter in which a trigger event occurs, which we refer to as the calculation date, as follows:

•	Manager’s profit allocation will not be paid with respect to a trigger event relating to any business if the total profit allocation amount, as of any calculation date, does not exceed such business’ level 1 hurdle amount (7% annualized), as of such calculation date; and

•	Manager’s profit allocation will be paid with respect to a trigger event relating to any business if the total profit allocation amount, as of any calculation date, exceeds such business’ level 1 hurdle amount (7% annualized), as of such calculation date. Our manager’s profit allocation to be paid with respect to such calculation date will be equal to the sum of the following:

•	100% of such business’ total profit allocation amount, as of such calculation date, with respect to that portion of the total profit allocation amount that exceeds such business’ level 1 hurdle amount (7% annualized) but is less than or equal to such business’ level 2 hurdle amount (8.75% annualized), in each case, as of such calculation date. We refer to this portion of the total profit allocation amount as the “catch-up.” The “catch-up” is intended to provide our manager with an overall profit allocation of 20% once the hurdle rate of 7% has been surpassed; plus

•	20% of the total profit allocation amount, as of such calculation date, that exceeds such business’ level 2 hurdle amount (8.75% annualized) as of such calculation date; minus

•	Our manager’s high water mark allocation, if any, as of such calculation date. The effect of deducting the high water mark allocation is to take into account allocations our manager has already received in respect of past gains and losses.
      The company will also calculate and pay a tax distribution to our manager if our manager is allocated taxable income by the company but does not realize distributions from the company at least equal to the taxes payable by our manager resulting from allocations of taxable income.

Contribution-based profit
      Generally, contribution-based profit is based on each of our businesses’ cumulative contribution to the company’s cash flow over a specified period of time. Contribution-based profit will be calculated upon the occurrence of either a sale event or, at the option of our manager, a holding event. Specifically, a business’ contribution-based profit, as of any calculation date, will be equal to such business’ aggregate contribution to the company’s cash flow during the measurement period with respect to such calculation date.

Cumulative gains and losses and high water mark
      Generally, cumulative gains and losses is based upon the company’s cumulative aggregate realized gains net of the company’s cumulative aggregate realized losses. Cumulative gains and losses will be calculated upon the occurrence of a sale event. Specifically, the company’s cumulative gains and losses, as of any calculation date, will be equal to the sum of (i) aggregate amount of the company’s cumulative aggregate realized gains as of such calculation date, minus (ii) the absolute amount of the company’s cumulative aggregate realized losses as of such calculation date.

      For any fiscal quarter in which more than one business is sold, the calculation of cumulative gains and losses will be made as if the businesses were sold at the same time in the order in which controlling interests in the businesses were acquired or obtained by the company.

Definitions
      For purposes of calculating profit allocation:

•	A business’ “level 1 hurdle amount” will be equal to, as of any calculation date, the product of (i) (x) the quarterly hurdle rate of 1.75% (7% annualized), multiplied by (y) the number of fiscal quarters ending during such business’ measurement period as of such calculation date, multiplied by (ii) a business’ average allocated share of our consolidated equity as of such calculation date.

•	A business’ “level 2 hurdle amount” will be equal to, as of any calculation date, the product of (i) (x) the quarterly hurdle rate of 2.1875% (8.75% annualized, which is 125% of the 7% annualized hurdle rate), multiplied by (y) the number of fiscal quarters ending during such business’ measurement period as of such calculation date, multiplied by (ii) a business’ average allocated share of our consolidated equity as of such calculation date.

•	A business’ “average allocated share of our consolidated equity” will be equal to, as of any calculation date, the mathematical average of a business’ quarterly allocated share of our consolidated equity determined by reference to each fiscal quarter ending during a business’ measurement period as of such calculation date.

•	A business’ “quarterly allocated share of our consolidated equity” will be equal to, with respect to any fiscal quarter, the product of (i) the company’s consolidated net equity as of the last day of such fiscal quarter, multiplied by (ii) a fraction, the numerator of which is such business’ adjusted net assets as of the last day of such fiscal quarter and the denominator of which is the company’s adjusted net assets as of the last day of such fiscal quarter.

•	The company’s “consolidated net equity” will be equal to, as of any date, the company’s total assets, as of such date, less the company’s total liabilities, as of such date.

•	Our manager’s “high water mark allocation” will be equal to, as of any calculation date, the product of (i) the amount of the high water mark as of such calculation date, multiplied by (ii) 20%.

•	The “high water mark” will be equal to, as of any calculation date, the highest positive amount of the company’s cumulative aggregate realized gains (as defined below) as of such calculation date that were calculated in connection with a qualifying trigger event that occurred prior to such calculation date.

•	A “qualifying trigger event” will mean a trigger event giving rise to a calculation of profit allocation with respect to a business as of the relevant calculation date and where the total profit allocation amount, as of such calculation date, exceeded such business’ level 2 hurdle amount, as of such calculation date.

•	The “measurement period” will mean, with respect to any business as of any calculation date, the period from and including the later of (i) the date upon which the company acquired such business and (ii) the immediately preceding calculation date upon which contribution-based profit was calculated with respect to such business to and including such calculation date.

•	A business’ “contribution to the company’s cash flow” will be equal to, as of any calculation date, the sum of (i) the aggregate amount of such business’ net income (loss) for the measurement period as of such calculation date, without giving effect to any realized gains or realized losses with respect to such business as of such calculation date that arise as a result of a sale event causing the calculation of contributions to the company’s cash flow as of such calculation date, plus (ii) the absolute aggregate amount of such business’ loan expense for the measurement period as of such calculation date, minus (iii) the absolute aggregate amount of such business’ allocated share of the company’s overhead for the measurement period as of such calculation date.

•	A business’ “loan expense” will be equal to, with respect to any measurement period as of any calculation date, the aggregate amount of all interest or other expenses paid by such business with respect to indebtedness of such business to either the company or other company businesses during such measurement period.

•	A business’ “allocated share of the company’s overhead” will be equal to, with respect to any measurement period as of any calculation date, the aggregate amount of such business’ quarterly share of the company’s overhead for each fiscal quarter ending during such measurement period.

•	A business’ “quarterly share of the company’s overhead” will be equal to, with respect to any fiscal quarter, the product of (i) the absolute amount of the company’s overhead for such fiscal quarter, multiplied by (ii) a fraction, the numerator of which is such business’ adjusted net assets as of the last day of such fiscal quarter and the denominator of which is the company’s adjusted net assets as of the last day of such fiscal quarter.

•	The “company’s overhead” will be equal to, with respect to any fiscal quarter, the sum of (i) the management fees received by our manager from the company (as reduced by any off-setting management fees received from any business) during such fiscal quarter, plus (ii) direct company expenses paid by the company during such fiscal quarter, plus (iii) the company’s interest expense on any outstanding indebtedness of the company paid to third party lenders that are unaffiliated with the company during such fiscal quarter.

•	“Direct company expenses” will mean, with respect to any fiscal quarter, that portion of the company’s operating expenses for such fiscal quarter that are not attributable to an expense for any of the businesses for such fiscal quarter.

•	The company’s “cumulative aggregate realized gains” will be equal to, as of any calculation date, the aggregate amount of realized gains from all of the sales of stock or assets of any business prior to such calculation date.

•	“Realized gains” will be calculated only with respect to the sale of stock or assets of any business that gave rise to a sale event and the calculation of profit allocation and will be equal to the amount, adjusted for minority interests, by which (i) the net sales price of such stock or assets, as the case may be, exceeds (ii) the book value of such stock or assets, as the case may be, at the time of such sale.

•	The company’s “cumulative aggregate realized losses” will be equal to, as of any calculation date, the aggregate amount of realized losses from all of the sales of stock or assets of any business prior to such calculation date.

•	“Realized losses” will be calculated only with respect to the sale of stock or assets of any business that gave rise to a sale event and the calculation of profit allocation and will be equal to the amount, adjusted for minority interests, by which (i) the book value of such stock or assets, as the case may be, at the time of such sale, exceeds (ii) the net sales price of such stock or assets, as the case may be.

Example of Calculation of Manager’s Profit Allocation
      The manager will receive a profit allocation at the end of the fiscal quarter in which a trigger event occurs as follows (all dollar amounts are in millions):

Assumptions

Year 1:

Acquisition of Company A (“Company A”)

Acquisition of Company B (“Company B”)

Year 3

Acquisition of Company C (“Company C”)

Year 4

Company A (or assets thereof) sold for $20 capital gain over book value of assets at time of sale, which is a qualifying trigger event

Company A’s average allocated share of our consolidated net equity over its ownership is $40

Company A’s holding period in quarters is 12

Company A’s contribution-based profit since acquisition is $8.5

Year 6:

Company B’s contribution-based profit since acquisition is $4.5

Company B’s average allocated share of our consolidated net equity over its ownership is $30

Company B’s holding period in quarters is 20

Manager elects to have holding period measured for purposes of profit allocation for Company B

Year 7:

Company B (or assets thereof) is sold for $5 capital loss under book value of assets at time of sale

Company B’s average allocated share of our consolidated net equity over its ownership is $30

Company B’s holding period in quarters is 24

Company B’s contribution-based profit since acquisition is $8.5

Company C (or assets thereof) is sold for $12 capital gain over book value of assets at time of sale

Company C’s average allocated share of our consolidated net equity over its ownership is $35

Company C’s holding period in quarters is 16

Company C’s contribution-based profit since acquisition is $8

	With Respect to Relevant Managed Subsidiary	Year 4	Year 6	Year 7	Year 7

		A, due to	B, due to	B, due to	C, due to
		sale	5 year hold	sale	sale
1	Contribution-based profit since acquisition for respective subsidiary	$8.5	$4.5	$1	$8
2	Gain/ Loss on sale of company	20	0	(5)	12
3	Cumulative gains and losses	20	20	15	27
4	High water mark prior to transaction	0	20	20	20
5	Total Profit Allocation Amount (1 + 3)	28.5	24.5	16	35
6	Business’ holding period in quarters since ownership or last measurement due to holding event	12	20	4	16
7	Business’ average allocated share of consolidated net equity	40	30	30	35
8	Business’ level 1 hurdle amount (1.75% * 6 * 7)	8.4	10.5	2.1	9.8
9	Business’ excess over level 1 hurdle amount (5 - 8)	20.1	14	13.9	25.2
10	Business’ level 2 hurdle amount (125% * 8)	10.5	13.125	2.625	12.25
11	Allocated to manager as “catch-up” (10 - 8)	2.1	2.625	0.525	2.45
12	Excess over level 2 hurdle amount (9 - 11)	18	11.375	13.375	22.75
13	Allocated to manager from excess over level 2 hurdle amount (20% * 12)	3.6	2.275	2.675	4.55
14	Cumulative allocation to manager (11 +13)	5.7	4.9	3.2	7
15	High water mark allocation (20% * 4)	0	4	4	4

16	Manager’s Profit Allocation for Current Period (14 - 15,> 0)	$5.7	$0.9	$0	$3

Voting and Consent Rights

General
      Each outstanding share is entitled to one vote per share on any matter with respect to which the trust is entitled to vote, as provided in the LLC agreement and as detailed below. Pursuant to the terms of the LLC agreement and the trust agreement, the company will act at the direction of the trust only with respect to those matters subject to vote by the holders of non-management interests of the company. The company, as sponsor of the trust, will provide to the trust, for transmittal to shareholders of the trust, the appropriate form of proxy to enable shareholders of the trust to direct, in proportion to their percentage ownership of the shares, the trust’s vote. The trust will vote its non-management interests of the company in the same proportion as the vote of holders of the shares. For the purposes of this summary, the voting rights of holders of the non-management interests of the company that effectively will be exercised by the shareholders of the trust by proxy will be referred to as the voting rights of the holders of the shares.
      The LLC agreement provides that the holders of non-management interests are entitled, at the annual meeting of members of the company, to vote for the election of all of the directors other than the director appointed by our manager. Because neither the trust agreement nor the LLC agreement provides for cumulative voting rights, the holders of a plurality of the voting power of the then outstanding shares of the trust represented at a meeting will effectively be able to elect all the directors of the company standing for election.

      The LLC agreement further provides that holders of management interests will not be entitled to any voting rights, except that holders of management interests will have, in accordance with the terms of the LLC agreement:

•	voting rights in connection with the anti-takeover provisions discussed below;

•	a consent right with respect to the amendment or modification of any anti-takeover provisions in the LLC agreement;

•	a consent right with respect to the amendment or modification of the provisions providing for distributions to the holders of management interests;

•	a consent right with respect to any amendment of the provisions providing for the duties of our manager and the secondment of our officers pursuant to the management services agreement;

•	a consent right to any amendment to the provision entitling the holders of management interests to appoint a director who will serve on the board of directors of the company;

•	a consent right with respect to business combinations or transactions;

•	a consent right with respect to any amendment of the provision of the LLC agreement governing amendments thereof; and

•	a consent right with respect to any amendment that would adversely affect the holder of management interests.

Board of Directors Appointee
      As holder of the management interests, our manager has the right to appoint one director to the company’s board of directors commencing with the first annual meeting following the closing of this offering. Our manager’s appointee on the company’s board of directors will not be required to stand for election by the shareholders.
      Our manager’s appointed director who is also a member of the company’s management will not receive any compensation (other than reimbursement of out-of-pocket expenses consistent with our policy for reimbursement of expenses) and will not have any special voting rights. The appointee of our manager will not participate in discussions regarding, or vote on, any related-party transaction in which any affiliate of our manager has an interest. The nominating and corporate governance committee of the board of directors will be responsible for approving all related-party transactions.
Right to Bring a Derivative Action and Enforcement of the Provisions of the LLC Agreement by Holders of the Shares
      The trust agreement and the LLC agreement both provide that a holder of shares has the right to directly institute a legal proceeding against the company to enforce the provisions of the LLC agreement. In addition, the trust agreement and the LLC agreement provide that holders of ten percent or more of the outstanding shares have the right to cause the trust to bring a derivative action in the right of the company under Section 18-1001 of the Delaware Limited Liability Company Act relating to the right to bring derivative actions.
Acquisition Exchange and Optional Purchase
      The trust agreement and the LLC agreement provide that, if at any time more than 90% of the then outstanding shares are held by one person, who we refer to as the acquirer, such acquirer has the right to cause the trust, acting at the direction of the company’s board of directors, to mandatorily exchange all shares then outstanding for an equal number of non-management interests, which we refer to as an acquisition exchange, and dissolve the trust. The company, as sponsor of the trust, will cause the transfer agent of the shares to mail a copy of notice of such exchange to the shareholders of the trust at least 30 days prior to the exchange of shares for non-management interests. We refer to the date upon which the exchange occurs as the exchange date. Upon the completion of such acquisition exchange, each holder of shares immediately prior to the completion of the acquisition exchange will be admitted to the company as a member in respect of an equal number of non-management interests and the trust will cease to be a member of the company.
      Following the exchange, the LLC agreement provides that the acquirer has the right to purchase from the other holders of non-management interests for cash all, but not less than all, of the outstanding non-management interests that the acquirer does not own. The acquirer can exercise its right to effect such purchase by delivering notice to the company of its election to make the purchase not less than 60 days prior to the date which it selects for the purchase. The company will cause the transfer agent to mail the notice of the purchase to the record holders of the non-management interests at least 30 days prior to purchase. We refer to the date of purchase as the purchase date.
      Upon the acquirer’s exercise of its purchase right, the LLC agreement provides that holders of non-management interests other than the acquirer will be required to sell all, but not less than all, of their outstanding non-management interests at the offer price as of the purchase date. While this provision of the LLC agreement provides for a fair price requirement, the LLC agreement does not provide members with appraisal rights that shareholders of a Delaware corporation would be entitled to under Section 262 of the DGCL.
      For purposes of this provision:

•	The “offer price” will be equal to, as of any purchase date, the average closing price (as described below) per share on the 20 trading days immediately prior to, but not including, the exchange date.

•	The “closing price” of the shares, on any trading day, means:

•	the closing price, or if no closing price is reported, the last reported price of the shares on the Nasdaq National Market on such trading day;

•	if the shares are not so quoted on the Nasdaq National Market, the price as reported by another recognized securities exchange on which the shares are listed as of such trading day;

•	if the shares are not so reported, the last quoted bid price for the shares in the over-the-counter market as reported by the National Quotation Bureau or a similar organization on such trading day; or

•	if the shares are not so quoted, the average of the midpoint of the last bid and ask prices for the shares from at least three nationally recognized investment banking firms that the company selects for such purpose.
Voluntary Exchange
      The LLC agreement and the trust agreement provide that in the event the company’s board of directors determines that either:

•	the trust or the company, or both, is, or is reasonably likely to be, treated as a corporation for United States federal income tax purposes;

•	the trust is, or is reasonably likely to be, required to issue Schedules K-1 to holders of shares; or

•	the existence of the trust otherwise results, or is reasonably likely to result, in a material tax detriment to the trust, the holders of shares, the company or any of the members, and the board of directors obtains an opinion of counsel to such effect, the company, as sponsor of the trust, may cause the trust to exchange all shares then outstanding for an equal number of non-management interests and dissolve the trust. We refer to such an exchange as a voluntary exchange. The company, as sponsor of the trust, will cause the transfer agent for the shares to mail a copy of notice of such exchange to the shareholders of the trust at least 30 days prior to the exchange of shares for non-management interests. Upon the completion of a voluntary exchange, each holder of shares immediately prior to the completion of the voluntary exchange will be admitted to the company as a member in respect of an equal number of non-management interests and the trust will cease to be a member of the company.
Election by the Company
      In circumstances where the trust has been dissolved, the LLC agreement provides that the company’s board of directors may, without the consent of vote of holders of non-management interests, cause the company to elect to be treated as a corporation for United States federal income tax purposes only if the board receives an opinion from a nationally recognized financial adviser to the effect that the market valuation of the company is expected to be significantly lower as a result of the company continuing to be treated as a partnership for United States federal income tax purposes than if the company instead elected to be treated as a corporation for United States federal income tax purposes.
Dissolution of the Trust and the Company
      The LLC agreement provides for the dissolution and winding up of the company upon the occurrence of:

•	the adoption of a resolution by a majority vote of the company’s board of directors approving the dissolution, winding up and liquidation of the company and such action has been approved by the affirmative vote of a majority of the outstanding non-management interests entitled to vote thereon;

•	the unanimous vote of the outstanding non-management interests to dissolve, wind up and liquidate the company; or

•	a judicial determination that an event has occurred that makes it unlawful, impossible or impractical to carry on the business of the company as then currently operated as determined in accordance with Section 18-802 of the Delaware Limited Liability Company Act.
      We refer to these events as dissolution events. Following the occurrence of a dissolution event with respect to the company, each share will be mandatorily exchanged for a non-management interest of the company and the company will then be liquidated in accordance with the terms of the LLC agreement. Upon liquidation and winding up of the company, the then holders of interests will be entitled to share in the assets of the company legally available for distribution following payment to creditors in accordance with the positive balance in such holders’ tax-based capital accounts required by the LLC agreement, after giving effect to all contributions, distributions and allocations for all periods.
Anti-Takeover Provisions
      Certain provisions of the management services agreement, the trust agreement and the LLC agreement, which will become effective upon the closing of this offering, may make it more difficult for third parties to acquire control of the trust and the company by various means. These provisions could deprive the shareholders of the trust of opportunities to realize a premium on the shares owned by them. In addition, these provisions may adversely affect the prevailing market price of the shares. These provisions are intended to:

•	protect the holder of management interests and its economic interests in the company;

•	protect the position of our manager and its rights to manage the business and affairs of the company under the management services agreement;

•	enhance the likelihood of continuity and stability in the composition of the company’s board of directors and in the policies formulated by the board of directors;

•	discourage certain types of transactions which may involve an actual or threatened change in control of the trust and the company;

•	discourage certain tactics that may be used in proxy fights;

•	encourage persons seeking to acquire control of the trust and the company to consult first with the company’s board of directors to negotiate the terms of any proposed business combination or offer; and

•	reduce the vulnerability of the trust and the company to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of the outstanding shares or that is otherwise unfair to shareholders of the trust.

Anti-Takeover Effects of the Management Services Agreement
      The limited circumstances in which our manager may be terminated means that it will be very difficult for a potential acquirer of the company to take over the management and operation of our business. Under the terms of the management services agreement, our manager may only be terminated by the company in the following circumstances:

•	our manager materially breaches the terms of the management services agreement and such breach continues unremedied for 60 days after the manager receives written notice setting forth the terms of such breach; or

•	our manager acts with gross negligence, willful misconduct, bad faith or reckless disregard of its duties in carrying out its obligations under the management services agreement or engages in fraudulent or dishonest acts with respect to the company.
      In addition, any proceeds from the sale, lease or exchange of a significant amount of assets of the company must be reinvested in new assets of our company. We will also be prohibited from incurring any new indebtedness or engaging in any transactions with the shareholders of the trust, the company or their affiliates without the prior written approval of the manager. These provisions could deprive the shareholders of the trust of opportunities to realize a premium on the shares owned by them.
      Furthermore, our manager has the right to resign and terminate the management services agreement upon 90 days notice. Upon the termination of the management service agreement, seconded officers, employees, representatives and delegates of the manager and its affiliates who are performing the services that are the subject of the management services agreement, will resign their respective position with the company and cease to work at the date of our manager’s termination or at any other time as determined by our manager. Our manager’s appointed director may continue serving on the company’s board of directors subject to our manager’s continued ownership of the management interests.
      Likewise, if the management services agreement is terminated pursuant to a termination event, then the trust, the company and the managed subsidiaries each agree to cease using the term “Compass” entirely in its business or operations within 30 days of such termination, including by changing its name to remove any reference to the term “Compass”.
      See the section entitled “Management Services Agreement — Termination of Management Services Agreement” for more information about the termination provisions set forth in the management services agreement.

Anti-Takeover Provisions in the Trust Agreement and the LLC Agreement
      A number of provisions of the trust agreement and the LLC agreement also could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the trust and the company. The trust agreement and the LLC agreement prohibit the merger or consolidation of the trust and the company with or into any limited liability company, corporation, trust or any other unincorporated business or the sale, lease or exchange of all or substantially all of the trust’s and the company’s assets unless the company’s board of directors adopts a resolution by a majority vote approving such action and unless such action is approved by the affirmative vote of a majority of each of the outstanding shares and management interests entitled to vote thereon. In addition, the trust agreement and the LLC agreement contain provisions substantially based on Section 203 of the DGCL which prohibit the company and the trust from engaging in a business combination with an interested shareholder unless such business combination is approved by the affirmative vote of the holders of 66 2/3% of each of the outstanding shares and management interests.
      As defined in the trust agreement and the LLC agreement, a “business combination” means:

•	any merger or consolidation of the trust, the company or a subsidiary of the company with an interested shareholder or any person that is, or after such merger or consolidation would be, an affiliate or associate of an interested shareholder; or

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with, or proposed by or on behalf of, an interested shareholder or an affiliate or associate of an interested shareholder of any assets of the trust, the company or subsidiary of the company, having an aggregate fair market value of not less than ten percent of the net investment value of the company; or

•	the issuance or transfer by the trust, the company or any subsidiary of the company (in one transaction or series of transactions) of any securities of the trust, the company or any subsidiary of the company to, or proposed by or on behalf of, an interested shareholder or an affiliate or associate of an interested shareholder in exchange for cash, securities or other property (or a combination thereof) having an aggregate fair market value of not less than ten percent of the net investment value of the company; or

•	any spinoff or split-up of any kind of the trust, the company or a subsidiary of the company proposed by or on behalf of an interested shareholder or an affiliate or associate of the interested shareholder; or

•	any reclassification of the shares of the trust or non-management interests (including any reverse split of shares or non-management interests, or both) or recapitalization of the trust or the company, or both, or any merger or consolidation of the trust or company with any subsidiary of the company, or any other transaction that has the effect of increasing the percentage of the outstanding shares of the trust, the company or any subsidiary of the company or any class of securities of the company or any subsidiary of the company or the trust convertible or exchangeable for shares, non-management interests or equity securities of any subsidiary, as the case may be, that are directly or indirectly owned by an interested shareholder or any affiliate or associate of an interested shareholder; or

•	any agreement, contract or other arrangement providing for any one or more of the actions in the above bullet points.
      As defined in the trust agreement and the LLC agreement, an “interested shareholder” is a person (other than our manager and its affiliates, the trust, the company or any subsidiary of the company or any employee benefit plan) who:

•	is, or was at any time within the three-year period immediately prior to the date in question, the beneficial owner of 15% or more of the shares or non-management interests, as the case may be, and who did not become the beneficial owner of such amount of shares or non-management interests, as the case may be, pursuant to a transaction that was approved by the company’s board of directors; or

•	is an assignee of, or has otherwise succeeded to, any shares or non-management interests, as the case may be, of which an interested shareholder was the beneficial owner at any time within the three-year period immediately prior to the date in question, if such assignment or succession occurred in the course of a transaction, or series of transactions, not involving a public offering.

      As defined in the trust agreement and the LLC agreement, “net investment value” of the company means:

•	the “market value” of the shares (as defined in the LLC agreement); plus

•	the amount of any borrowings (other than intercompany borrowings) of the company and its subsidiaries that are party to the management services agreement (but not including borrowings on behalf of any subsidiary of the subsidiaries that are party to the management services agreement); plus

•	the value of contractual commitments made by the company and/or any of its subsidiaries to invest that are represented by definitive agreements other than cash or cash equivalents, as calculated by the manager and approved by a majority of the “continuing directors” (as defined in the LLC agreement); provided, that such contractual commitments have not been outstanding for more than two consecutive full fiscal quarters; less

•	the aggregate amount held by the company and its subsidiaries that are party to the management services agreement in cash or cash equivalents (but not including cash or cash equivalents held specifically for the benefit of any subsidiary of the subsidiaries that are party to the management services agreement).
      Subject to the right of our manager to appoint a director and their successors in the event of a vacancy, the LLC agreement authorizes only the company’s board of directors to fill vacancies, including for newly created directorships. This provision could prevent a shareholder of the trust from effectively obtaining an indirect majority representation on the board of directors of the company by permitting the existing board of directors to increase the number of directors and to fill the vacancies with its own nominees. The trust agreement and the LLC agreement also provide that directors may be removed with or without cause but only by the affirmative vote of holders of 85% of the outstanding shares and management interests, as the case may be, which so elected such directors.
      The trust agreement and the LLC agreement do not permit holders of the shares to act by written consent. Instead, shareholders may only take action via proxy, which, when the action relates to the trust’s exercise of its rights as a member of the company, may be presented at a duly called annual or special meeting of members of the company and will constitute the vote of the trust. For so long as the trust remains a member of the company, the trust will act by written consent, including to vote its non-management interests in a manner that reflects the vote by proxy of the holders of the shares. Furthermore, the trust agreement and the LLC agreement provide that special meetings may only be called by the chairman of the company’s board of directors or by resolution adopted by the company’s board of directors.
      The trust agreement and the LLC agreement also provide that members, or holders of shares, seeking to bring business before an annual meeting of members or to nominate candidates for election as directors at an annual meeting of members of the company, must provide notice thereof in writing to the company not less than 120 days and not more than 150 days prior to the anniversary date of the preceding year’s annual meeting of the company or as otherwise required by requirements of the Exchange Act. In addition, the member or holder of shares furnishing such notice must be a member or shareholder, as the case may be, of record on both (i) the date of delivering such notice and (ii) the record date for the determination of members or shareholders, as the case may be, entitled to vote at such meeting. The trust agreement and the LLC agreement specify certain requirements as to the form and content of a member’s or shareholder’s notice, as the case may be. These provisions may preclude members or holders of shares from bringing matters before an annual meeting or from making nominations for directors at an annual or special meeting.
      Our board of directors will be divided into three classes serving staggered three-year terms. See the section entitled “Management” for more information about the company’s staggered board. In addition, our manager will have certain rights with respect to appointing a director, as discussed above.

      Authorized but unissued shares are available for future issuance, without approval of the shareholders of the trust. These additional shares may be utilized for a variety of purposes, including future public offerings to raise additional capital or to fund acquisitions. The existence of authorized but unissued shares could render more difficult or discourage an attempt to obtain control of the trust by means of a proxy contest, tender offer, merger or otherwise.
      In addition, the board of directors of the company has broad authority to amend the trust agreement and the LLC agreement, as discussed below. The board of directors could, in the future, choose to amend the trust agreement or the LLC agreement to include other provisions which have the intention or effect of discouraging takeover attempts.
Amendment of the LLC Agreement
      The LLC agreement may be amended by a majority vote of the board of directors of the company, except with respect to the following provisions, which effectively require an affirmative vote of at least a majority of the outstanding shares:

•	the purpose or powers of the company;

•	the authorization of an increase in non-management interests;

•	the provisions regarding the right to acquire non-management interests after an acquisition exchange described above;

•	the right of a holder of shares to enforce the LLC agreement;

•	the hiring of a replacement manager following the termination of the management services agreement;

•	the merger or consolidation of the company, the sale, lease or exchange of all or substantially all of the company’s assets and certain other business combinations or transactions;

•	the right of holders to vote on the dissolution of the company; and

•	the provision of the LLC agreement governing amendments thereof.
      In addition, the manager, as holder of the management interests, will have the rights specified above under “— Voting and Consent Rights”.
Amendment of the Trust Agreement
      The trust agreement may be amended by the company, as sponsor of the trust. However, the company may not without the approval of a majority of the outstanding shares of the trust:

•	enter into or consent to any amendment which would cause the trust to fail or cease to qualify for the exemption from the status of an “investment company” under the Investment Company Act or be classified as anything other than a grantor trust for United States federal income tax purposes;

•	cause the trust to issue a class of equity securities other than the shares (as described above under “— Shares in the Trust”), including shares in one or more series, or issue any debt securities or any derivative securities or amend the provision of the trust agreement prohibiting any such issuances;

•	enter into or consent to any amendment of the trust agreement that would affect the exclusive and absolute right of our shareholders to direct the voting of the trust, as a member of the company, with respect to all matters reserved for the vote of members of the company pursuant to the LLC agreement;

•	conduct the merger or consolidation of the trust, effect the sale, lease or exchange of all or substantially all of the trust’s assets and certain other business combinations or transactions;

•	increase the number of authorized shares without the affirmative vote of a majority of the shares; or

•	amend the provision of the trust agreement governing the amendment thereof without the affirmative vote of a majority of the shares.
Supplemental Put Agreement
      The following discussion addresses the right of the manager to cause the company to purchase, which we refer to as the manager’s put right, the management interests owned by the manager. The statements that follow are subject to and are qualified in their entirety by reference to all of the provisions of the supplemental put agreement, a form of which has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part.
      If (i) the management services agreement is terminated at any time other than as a result of our manager’s resignation or (ii) our manager resigns on any date that is at least three years after the closing of this offering, then the manager will have the right, but not the obligation, for one year from the date of termination or resignation, as the case may be, to elect to cause the company to purchase the management interests then owned by the manager for the put price.
      For purposes of this provision, the “put price” shall be equal to, as of any exercise date, (i) if we terminate the management services agreement, the sum of two separate calculations of the aggregate amount of manager’s profit allocation as of such exercise date or (ii) if our manager resigns, the average of two separate calculations of the aggregate amount of manager’s profit allocation as of such exercise date, in each case, calculated assuming that (x) the businesses are each sold as of such exercise date in the order in which the controlling interest in each business was acquired or otherwise obtained by the company and (y) such exercise date is the relevant calculation date for purposes of calculating manager’s profit allocation as of such exercise date.
      Termination of the management services agreement, by any means, will not affect our manager’s rights with respect to the management interests in the company that it owns. In this regard, our manager will retain its put right and its management interest, at its discretion, after ceasing to serve as our manager.
Trustees
      Messrs. Massoud and Bottiglieri will serve as the regular trustees of the trust, and The Bank of New York (Delaware) will serve as the Delaware trustee of the trust.
Transfer Agent and Registrar
      The transfer agent and registrar for the shares and the non-management interests is The Bank of New York.
Listing
      The shares have been approved for quotation on the Nasdaq National Market under the symbol “CODI”, subject to notice of issuance.

SHARES ELIGIBLE FOR FUTURE SALE
      Prior to this offering, no public market existed for our shares. The prevailing market price of our shares could decline because of sales of a large number of shares in the open market following this offering or the perception that those sales may occur. These factors also could impair our ability to raise capital through future offerings of shares.
      Upon completion of this offering and the separate private placement transactions, we will have outstanding an aggregate of                 shares, or                 shares assuming the underwriters’ overallotment option is exercised in full. All of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for shares, if any, which may be acquired by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Persons who may be deemed to be affiliates generally include individuals or entities that control, are controlled by, or are under common control with, us and may include our directors and officers as well as our significant shareholders, if any.
      We expect that certain directors and officers and employees of our manager will purchase an aggregate of                 shares, representing approximately      % of the then outstanding shares, in connection with this offering pursuant to our directed share program. If purchased, such shares will be deemed “control securities”, as that concept is embodied in Rule 144 under the Securities Act, notwithstanding the purchase of such shares pursuant to an effective registration statement. As a result, such shares may not be resold except in accordance with the requirements of Rule 144 under the Securities Act. See the section entitled “Underwriting — Directed Share Program” for more information about the directed share program.
      An aggregate of                shares, representing approximately      % of the then outstanding shares, held by CGI upon completion of this offering, which were purchased pursuant to a separate private placement transaction, will be deemed “restricted securities,” as that term is defined in Rule 144 under the Securities Act, and may not be resold in the absence of registration under the Securities Act or pursuant to exemptions from such registration, including, among others, the exemptions provided by Rule 144 under the Securities Act. An aggregate of                 shares, representing approximately      % of the then outstanding shares, held by Pharos upon completion of this offering, which were purchased pursuant to a separate private placement transaction, will be deemed “restricted securities,” as that term is defined in Rule 144 under the Securities Act, and may not be resold in the absence of registration under the Securities Act or pursuant to exemptions from such registration, including, among others, the exemptions provided by Rule 144 under the Securities Act. See the section entitled “Certain Relationships and Related Party Transactions” for more information about the private placement transactions with CGI and Pharos and the section entitled “— Registration Rights” for more information about CGI’s and Pharos’ registration rights with respect to their restricted securities.
Lock-Up Agreements
      We, our directors and officers, CGI, Pharos, the employees of our manager and each participant in the directed share program have agreed, subject to certain exceptions, to enter into lock-up agreements in favor of the underwriters that prohibit us and them, directly or indirectly, from selling or otherwise disposing of any shares of the trust or securities convertible into shares of the trust for a period of 180 days from the date of this prospectus, without the prior written consent of Ferris, Baker Watts, Incorporated, subject to certain exceptions. See the section entitled “Underwriting — Lock-Up Agreements” for more information about the lock-up agreements.
      Immediately following this offering, we expect our directors and officers and the employees of our manager will own                 shares, representing approximately      % of the then outstanding shares, or approximately      % if the underwriters’ overallotment option is exercised in full. Immediately following this offering, CGI will own                 shares, representing approximately      % of the then outstanding shares, or approximately      % if the underwriters’ overallotment option is exercised in full. Immediately following this offering, Pharos will own                 shares, representing approximately      % of the then outstanding shares, or approximately      % if the underwriters’ overallotment option is exercised in full. Other than with respect to restrictions on trading pursuant to Rule 144, these shares will not be restricted pursuant to the lock-up agreements upon the expiration of the 180 lock-up period.
Rule 144
      In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted securities for at least one year is entitled to sell within any three-month period the number of those restricted securities that does not exceed the greater of:

•	1% of the total number of shares then outstanding (or approximately shares upon closing of this offering); and

•	the average weekly trading volume of the shares on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.
      Sales under Rule 144 are also subject to satisfaction of manner-of-sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person that has not been one of our affiliates at any time during the three months preceding a sale, and that has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell those shares without regard to the volume, manner of sale or other limitations contained in Rule 144.
      Rule 144 also imposes certain limitations on securities held by a person in a control relationship with the issuer of such securities, including securities that were acquired by such person pursuant to an effective registration statement.
Registration Rights
      In connection with our private placement transactions with CGI and Pharos, we intend to enter into registration rights agreements for the sale of shares owned by CGI and Pharos. See the section entitled “Certain Relationships and Related Party Transactions” for more information about the private placement transactions with CGI and Pharos. After CGI’s and Pharos’ shares are registered pursuant to their respective registration rights agreements, such shares will be freely tradable without restriction.
      We expect that the registration rights agreements will require us to file a shelf registration statement under the Securities Act relating to the resale of all the shares owned by Pharos and CGI as soon as reasonably possible following the first anniversary of the closing of this offering, or earlier if requested by Pharos or CGI to permit the public resale of (i) 30% of CGI’s and Pharos’ shares, as the case may be, after the date that is six months after the closing of this offering, (ii) an additional 35% of CGI’s and Pharos’ shares, as the case may be, after the date that is eighteen months after the closing of this offering, and (iii) all of CGI’s and Pharos’ shares, as the case may be, after the date that is three years after the closing of this offering. We will agree to use our best efforts to have the registration statement declared effective as soon as possible thereafter and to maintain effectiveness of the registration statement (subject to limited exceptions). We will be obligated to take certain actions as are required to permit resales of the registrable shares. In addition, CGI or Pharos may require us to include its shares in future registration statements that we file, subject to cutback at the option of the underwriters of any such offering. Each registration statement will provide that we will bear the expenses incurred in connection with the filing of any registration statements pursuant to the exercise of registration rights.
Option Plan
      We intend to file a registration statement on Form S-8 under the Securities Act to register a certain number of shares for issuance under our Option Plan. See the section entitled “Management — Option Plan” for more information about our Option Plan.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
      The following is a summary of material U.S. federal income tax considerations associated with the purchase, ownership and disposition of shares by U.S. holders (as defined below) and non-U.S. holders (as defined below). The following summary is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), currently applicable United States Treasury Regulations (“Regulations”) and judicial and administrative rulings as of the date hereof. This summary is not binding upon the Internal Revenue Service (“IRS”), and no rulings have been or will be sought from the IRS regarding any matters discussed in this summary. In that regard, there can be no assurance that positions taken with respect to, for example, the status of the trust as a grantor trust, or the status of the company as a partnership, will not be challenged by the IRS. In addition, legislative, judicial or administrative changes may be forthcoming that could alter or modify the tax consequences, possibly on a retroactive basis.
      This summary deals only with shares of the trust that are held as capital assets by holders who acquire the shares upon original issuance and does not address (except to the limited extent described below) special situations, such as those of:

•	brokers and dealers in securities or currencies;

•	financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt organizations;

•	insurance companies;

•	persons holding shares as a part of a hedging, integrated or conversion transaction or a straddle, or as part of any other risk reduction transaction;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; or

•	persons liable for alternative minimum tax.
      A “U.S. holder” of shares means a beneficial owner of shares that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	a partnership (or other entity treated as a partnership for tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, the interests in which are owned only by U.S. persons;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a federal, state or local court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Regulations to be treated as a U.S. person.
      A “non-U.S. holder” of shares means a beneficial owner of shares that is not a U.S. holder.
      If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of the trust, the tax treatment of any non-U.S. partner in such partnership (or other entity) will generally depend upon the status of the partner and the activities of the partnership. If you are a non-U.S. partner of a partnership (or similarly treated entity) that acquires and holds shares of the trust, we urge you to consult your own tax adviser.
      No statutory, administrative or judicial authority directly addresses many of the U.S. federal income tax issues pertaining to the treatment of shares or instruments similar to the shares. As a result, we cannot assure you that the IRS or the courts will agree with the positions described in this summary. A different treatment of the shares, the trust or the company from that described below could adversely affect the amount, timing, character, and manner for reporting of income, gain or loss in respect of an investment in the shares. If you are considering the purchase of shares, we urge you to consult your own tax adviser concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of shares, as well as any consequences to you arising under the laws of any other taxing jurisdiction.
Status of the Trust
      Under current law and assuming full compliance with the terms of the trust agreement (and other relevant documents), although the matter is not free from doubt, in the opinion of Sutherland Asbill & Brennan LLP, the trust will be classified as a grantor trust for U.S. federal income tax purposes and not as an association taxable as a corporation. The trust intends to qualify as a fixed-investment trust, which is authorized to own only non-management interests in the company. The administrative powers of the trustee include the requirement that the trustee pay to the holders of shares all cash distributions received by the trust from the company. The trustee, however, is not authorized to sell, exchange, convey, pledge, encumber, or otherwise transfer, assign or dispose of the non-management interests held by the trust, nor to invest or reinvest assets of the trust. There is, accordingly, no intended power under the trust agreement of the trustees to vary the investments of the holders of shares of the trust. At all times, each share of the trust will correspond to one non-management interest in the company. As a result, for U.S. federal income tax purposes, a holder of shares generally will be treated as the beneficial owner of a pro rata share of the non-management interests in the company held by the trust. You should be aware that an opinion of counsel is not binding on the IRS or the courts. Therefore, there can be no assurance that the IRS will not contend, or that a court will not ultimately hold, that the trust does not constitute a fixed-investment trust, and, thus, a grantor trust, for U.S. federal income tax purposes. If the trust were to be determined not to constitute a grantor trust for U.S. federal income tax purposes, or if the board of directors determines that the existence of the trust results or is reasonably likely to result in a material tax detriment to holders, among other things, then the board of directors may dissolve the trust and transfer the non-management interests held by the trust to holders in exchange for their shares of the trust.
Status of the Company
      Pursuant to current Regulations, and subject to the discussion of “publicly traded partnerships” herein, the company intends to be classified as a partnership for U.S. federal income tax purposes, and, accordingly, no federal income tax will be payable by it as an entity. Instead, each holder of trust shares who, in turn, will be treated as a beneficial owner of non-management interests will be required to take into account its distributive share of the items of income, gain, loss, deduction and credit of the company.
      If the company were not treated as a partnership and, instead, were to be classified as an association taxable as a corporation, the company would be subject to federal income tax on any taxable income at regular corporate tax rates, thereby reducing the amount of cash available for distribution to the trust. In that event, the holders of shares would not be entitled to take into account their distributive shares of the company’s deductions in computing their taxable income, nor would they be subject to tax on the company’s income. Distributions to a holder would be treated as (i) dividends to the extent of the company’s current or accumulated earnings and profits, (ii) a return of basis to the extent of each holder’s basis in its shares, and (iii) gain from the sale or exchange of property to the extent that any remaining distribution exceeds the holder’s basis in its shares. Overall, treatment of the company as an association taxable as a corporation may substantially reduce the anticipated benefits of an investment in the company.

      A “publicly traded partnership” (as defined in Section 7704 of the Code) is any partnership the interests in which are traded on an established securities market or which are readily tradable on a secondary market (or the substantial equivalent thereof). A publicly traded partnership is treated as a corporation unless a certain percentage of its gross income during certain prescribed periods is “qualifying income” (generally, passive-type income).
      Under the qualifying income exception, 90% or more of the gross income of a partnership during each taxable year must consist of “qualifying income” within the meaning of Section 7704(d) of the Code. Qualifying income includes dividends, interest and capital gains from the sale or other disposition of stocks and bonds. We estimate that more than 90% of our gross income for each taxable year will constitute qualifying income within the meaning of Section 7704(d) of the Code.
      Under current law and assuming full compliance with the terms of the LLC agreement (and other relevant documents) and based upon factual representations made by us, in the opinion of Sutherland Asbill & Brennan LLP, the company will be classified as a partnership for U.S. federal income tax purposes. The factual representations made by us upon which Sutherland Asbill & Brennan LLP has relied include: (a) the company has not elected and will not elect to be treated as a corporation for U.S. federal income tax purposes; and (b) for each taxable year, more than 90% of the company’s gross income will be qualifying income within the meaning of Section 7704(d) of the Code.
      There can be no assurance that the IRS will not successfully assert that the company should be treated as a publicly traded partnership taxable as a corporation. No ruling has been or will be sought from the IRS, and the IRS has made no determination, as to the status of the company for U.S. federal income tax purposes or whether the company will have sufficient qualifying income under Section 7704(d) of the Code. Whether the company will continue to meet the qualifying income exception is dependent on the company’s continuing activities and the nature of the income generated by those activities. The company’s board of directors will use its best efforts to cause the company to conduct its activities in such manner as is necessary for the company to continue to meet the qualifying income exception.
      If the company fails to satisfy the qualifying income exception described above (other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable period of time after the discovery of such failure), the company will be treated as if it had (i) transferred all of its assets, subject to its liabilities, to a newly-formed corporation on the first day of the year in which it fails to satisfy the exception, in return for stock in that corporation, and (ii) then distributed that stock to the trust and, in turn, to the holders of shares in liquidation of their beneficial interests in the company. This contribution and liquidation should be tax-free to holders and the company so long as the company, at that time, does not have liabilities in excess of its tax basis in its assets. Thereafter, the company would be treated as a corporation for U.S. federal income tax purposes. If the company were taxable as a corporation as a result of a failure to meet the qualifying income exception described above, its items of income, gain, loss and deduction would be reported on its tax return, and its net income would be taxed at the tax rates applicable to a domestic corporation. In addition, any distribution made to the trust (and, in turn, to the holders of shares) would be treated as a taxable dividend, as a nontaxable return of capital, or as taxable capital gain, as described above. Taxation of the company as a corporation could result in a material reduction in cash flows to the holders of shares, as well as a material reduction in after-tax return and, thus, could result in a substantial reduction of the value of the shares.
      The discussion below is based on the opinion of Sutherland Asbill & Brennan LLP that the company will be classified as a partnership for U.S. federal income tax purposes.
Tax Considerations for U.S. Holders

Tax Treatment of the Company
      As a partnership, the company itself will not be subject to U.S. federal income tax, although it will file an annual partnership information return with the IRS, which information return will report the results of its activities. That information return also will contain schedules reflecting allocations to members of the company, that is, to the manager and to the trust.

Tax Treatment of Company Income to Holders
      Each partner of a partnership is required to take into account its share of items of income, gain, loss, deduction and other items of the partnership. Assuming the trust is regarded as a grantor trust and, accordingly, that each holder of shares is treated as beneficially owning a pro rata share of non-management interests held by the trust, each holder will be required to include in income its allocable share of company income, gain, loss, deduction and other items without regard to whether the holder receives corresponding cash distributions. Thus, holders of shares may be required to report taxable income without a corresponding current receipt of cash if the company were to recognize taxable income and not make cash distributions to the trust.
      The company’s taxable income is expected to consist mostly of interest income, capital gains and dividends. Interest income will be earned upon the funds loaned by the company to the operating subsidiaries, and will be taxable to the holders at ordinary income rates. Capital gains will be earned upon sale of stock or assets by the company, and will be taxed to the holders at capital gains rates. Any dividends received by the company from its domestic corporate holdings generally will constitute qualified dividend income, which will qualify for a reduced rate of tax. Any dividends received by the company that do not constitute qualified dividend income will be taxed to holders at the tax rates generally applicable to ordinary income. Dividend income of the company from its domestic operating subsidiaries that is allocated to corporate holders of shares will qualify for the dividends received deduction.

Allocation of Company Profits and Losses
      Under Section 704 of the Code, the determination of a partner’s distributive share of any item of income, gain, loss, deduction, or credit of a partnership shall be governed by the partnership agreement unless the allocation so provided lacks “substantial economic effect.” Accordingly, a holder’s share of the company’s items of income, gain, loss, deduction, and credit will be determined by the LLC agreement, unless the allocations under the LLC agreement are determined not to have “substantial economic effect.” The company believes that allocations under the LLC agreement should be considered to have substantial economic effect and, accordingly should be respected by the IRS. If the allocations were found to lack substantial economic effect, the allocations nonetheless may be respected if such allocations were made in accordance with the “partners’ interests in the partnership,” a facts and circumstances analysis of the underlying economic arrangement of the company’s members.
      In general, under the LLC agreement, items of ordinary income and loss will be allocated ratably between the trust and the manager based upon their relative right to receive distributions from the company; and further, items allocated to the trust would be allocable ratably among the holders based on the number of non-management interests beneficially held. Allocations of capital gains realized by the company will be made first to the extent of any incentive allocation to the manager. Thereafter gains and losses from capital transactions will be allocated among the holders, based on the number of non-management interests beneficially held. If the allocations provided by the LLC agreement were successfully challenged by the IRS, the amount of income or loss allocated to holders for U.S. federal income tax purposes could be increased or reduced or the character of the income or loss could be modified.
      The federal income tax laws require specified items of taxable income, gain, loss and deduction to be allocated in a manner that accounts for the difference between the tax basis and the fair market value of property contributed to a partnership. Because all capital contributions to the company are to be in the form of cash and the company does not anticipate acquiring by contribution any property other than cash, these special allocation rules that account for a book-tax disparity would not generally apply to the company. These special allocation rules, however, also may apply to a partnership in the event of the issuance of new shares in a subsequent equity offering. The intended effect of these rules would be to allocate built-in tax gain or tax loss in a partnership’s assets to investors who economically earned such gain or loss. However, the trust’s ability to monitor shareholder activities to make such allocations in a precise and accurate way is limited, and any convention that may be applied in an effort to do so may be challenged by the IRS. Accordingly, the company does not anticipate making special tax allocations to account for a book-tax disparity in the company’s assets as of any subsequent offering of shares. Instead, the terms of the LLC agreement provide in substance that all holders share equally in any capital gains (after payment of any profit allocation to the manager). As a result, if one of the businesses owned by the company had appreciated (or declined) in value before, and was sold after, a subsequent offering of shares, the resulting taxable gain (or tax loss) from the sale of the business (after any profit allocation to the manager) would be allocable to all holders, including holders that purchased their shares in the trust in the later offering.
      The U.S. tax rules that apply to partnership allocations are complex, and their application, particularly to exchange traded partnerships, is not always clear. We will apply certain conventions and assumptions intended to achieve compliance with the intent of these rules, and to report items of income and loss in a manner that generally reflects a holder’s economic gains and losses; however, these conventions and assumptions may not be considered to comply with all aspects of the Regulations. It is, therefore, possible the IRS will successfully assert that certain of the conventions or assumptions are not acceptable, and may require items of company income, gain, loss or deduction to be reallocated.

Treatment of Distributions
      Distributions of cash by a partnership generally are not taxable to the distribute-partner to the extent the amount of cash distributed does not exceed the distributee’s tax basis in its partnership interest. Cash distributions made by the company to the trust, which cash distributions the trustee in turn will distribute to the holders of shares, would create taxable gain to a holder only to the extent the distribution were to exceed the holder’s tax basis in the non-management interests the holder is treated as beneficially owning (see the section entitled “— Tax Basis in Non-management Interests”). Any cash distribution in excess of a holder’s tax basis generally will be considered to be gain from the sale or exchange of the shares (see the section entitled “— Disposition of Shares” below).
      Cash distributions to the holders of shares generally will be funded by payments to the company from the operating subsidiaries, which payments will consist of interest and principal payments on indebtedness owed to the company, and, subject to availability and board of director’s discretion, dividends. After payment of expenses, the company, again subject to the board of director’s discretion, intends to distribute the net cash to the trust, which in turn will distribute the net cash to the holders of shares. Distributions that are attributable to payments in amortization of the debt may exceed the company’s taxable income, thus, resulting in distributions to the holders of shares that should constitute a return of their investment. As indicated, if cash distributions to a holder exceed the holder’s adjusted tax basis in the non-management interests such holder is treated as beneficially owning, a taxable gain would result.

Disposition of Shares
      If a U.S. holder transfers shares, it will be treated for U.S. federal income tax purposes as having transferred its pro rata share of the non-management interests held by the trust. If such transfer is a sale or other taxable disposition, the holder will generally be required to recognize gain or loss measured by the difference between the amount realized on the sale and the holder’s adjusted tax basis in the non-management interests deemed sold. The amount realized will include the holder’s share of the company’s liabilities, as well as any proceeds from the sale. The gain or loss recognized will generally be taxable as capital gain or loss, except that the gain or loss will be ordinary (and not capital gain or loss) to the extent attributable to the holder’s allocable share of unrealized gain or loss in assets of the company to the extent described in Section 751 of the Code (including unrealized receivables, inventory or unremitted earnings of any controlled foreign corporations held, directly or indirectly, by the company). Capital gain of non-corporate U.S. holders is eligible to be taxed at reduced rates where the non-management interests deemed sold are considered held for more than one year. Capital gain of corporate U.S. holders is taxed at the same rate as ordinary income. Any capital loss recognized by a U.S. holder on a sale of shares will generally be deductible only against capital gains, except that a non-corporate U.S. holder may also offset up to $3,000 per year of ordinary income.
      Pursuant to certain IRS rulings, a partner is treated as having a single, “unified” basis in all partnership interests that it owns. As a result, if a holder acquires shares at different prices and sells less than all of its shares, such holder will not be entitled to specify particular shares (which correspond to non-management interests) as having been sold (as it could do if the company were a corporation). Rather, the holder would determine its gain or loss on the sale by using an “equitable apportionment” method to allocate a portion of its unified basis to its shares sold. For example, if a holder purchased 200 shares for $10 per share and 200 shares for $20 per share (and assuming no other adjustments to basis), the holder would have “unified” basis of $6,000 in its 400 shares (each of which corresponds to one non-management interest in the company). If the holder sold 100 of its shares, the adjusted basis in the shares sold would be $1,500.
      Gain or loss recognized by a holder on the sale or exchange of shares held for more than one year will generally be taxable as long-term capital gain or loss; otherwise, such gain or loss will generally be taxable as short-term capital gain or loss. A special election is available under the Regulations that will allow a holder to identify and use the actual holding periods for the shares sold for purposes of determining long-term capital gain or loss. If a holder fails to make the election or is not able to identify the holding periods for shares sold, the holder likely will have a fragmented holding period in the shares sold.
      A holder that sells some or all of its shares is urged to consult its tax advisor to determine the proper application of these rules in light of the holder’s particular circumstances.

Tax Basis in Non-management Interests
      A U.S. holder’s initial tax basis in its shares, and, in turn, in its ratable share of non-management interests it is treated as beneficially owning, will equal the sum of (a) the amount of cash paid by such holder for its shares and (b) such holder’s share of the company’s liabilities. A U.S. holder’s tax basis in the non-management interests it is treated as beneficially owning will be increased by (a) the holder’s share of the company’s taxable income, including capital gain, (b) the holder’s share of the company’s income, if any, that is exempt from tax and (c) any increase in the holder’s share of the company’s liabilities. A U.S. holder’s tax basis in the non-management interests it is treated as beneficially owning will be decreased (but not below zero) by (a) the amount of any cash distributed (or deemed distributed) to the holder, (b) the holder’s share of the company’s losses and deductions, (c) the holder’s share of the company’s expenditures that are neither deductible nor properly chargeable to a capital account and (d) any decrease in the holder’s share of the company’s liabilities.

Treatment of Securities Loans
      A U.S. holder whose shares are loaned to a “short seller” to cover a short sale of shares may be considered to have disposed of those shares. If so, such holder would no longer be regarded as a beneficial owner of a pro rata portion of the company non-management interests with respect to those shares during the period of the loan and may recognize gain or loss from the disposition. As a result, during the period of the loan (i) company income, gain, loss, deduction or other items with respect to those shares would not be includible or reportable by the holder, and (ii) cash payments received by the holder with respect to those shares would be fully taxable, likely as ordinary income. A holder who desires to participate in such transactions is urged to review any applicable brokerage account agreements and to consult with its tax advisor.

Limitations on Interest Deductions
      The deductibility of a non-corporate U.S. holder’s “investment interest expense” is generally limited to the amount of such holder’s “net investment income.” Investment interest expense would generally include interest expense incurred by the company, if any, and investment interest expense incurred by the U.S. holder on any margin account borrowing or other loan incurred to purchase or carry shares of the trust. Net investment income includes gross income from property held for investment and amounts treated as portfolio income, such as dividends and interest, under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income. For this purpose, any long-term capital gain or qualifying dividend income that is taxable at long-term capital gains rates is excluded from net investment income unless the holder elects to pay tax on such gain or dividend income at ordinary income rates.

Management Fees and Other Expenses
      The company will pay an annual management fee to the manager (or its delegee). The company will also pay certain costs and expenses incurred in connection with activities of the manager. The company intends to deduct such fees and expenses to the extent that they are reasonable in amount and are not capital in nature or otherwise nondeductible. The tax treatment of these expenses will depend, among other things, on whether or not the company is deemed to be engaged in a trade or business, which is a factual determination. Although the matter is not free from doubt, the company believes that it will not be treated as engaged in a trade or business for tax purposes. Accordingly, management fees and other administrative expenses incurred by the company will generally constitute miscellaneous itemized deductions for individual U.S. holders of shares and certain limitations on deductibility of such fees and expenses could reduce or eliminate any associated tax benefits. Corporate U.S. holders of shares generally will not be subject to these limitations. Organizational and syndication expenses, in general, may not be deducted currently by either the company or any U.S. holder of shares. An election may be made by the company to amortize organizational expenses over a 180-month period. Syndication expenses cannot be amortized or deducted.
      In general, a U.S. holder’s share of the expenses incurred by the company that are considered miscellaneous itemized deductions may be deducted by a U.S. holder that is an individual, estate or trust only to the extent that the holder’s share of the expenses exceeds 2% of the adjusted gross income of such holder. The Code imposes additional limitations (which are scheduled to be phased out between 2006 and 2010) on the amount of certain itemized deductions allowable to individuals, by reducing the otherwise allowable portion of such deductions by an amount equal to the lesser of:

•	3% of the individual’s adjusted gross income in excess of certain threshold amounts; or

•	80% of the amount of certain itemized deductions otherwise allowable for the taxable year.
      The company will report such expenses on a pro rata basis, and each U.S. holder will be required to determine separately to what extent these items are deductible on such holder’s tax return. A U.S. holder’s inability to deduct all or a portion of such expenses could result in such holder’s reporting as its share of company taxable income an amount that exceeds any cash actually distributed to such U.S. holder for the year.

Section 754 Election
      The company will make the election permitted by Section 754 of the Code. Such an election, once made, is irrevocable without the consent of the IRS. The election will generally require, in connection with a purchase of shares in the open market, that the company adjust its proportionate share of the tax basis in the company’s assets, or the “inside” basis, pursuant to Section 743(b) of the Code to fair market value (as reflected in the purchase price for the purchaser’s shares), as if the purchaser of shares had acquired a direct interest in the company’s assets. The Section 743(b) basis adjustment is attributed solely to a purchaser of shares and does not affect the tax basis of the company’s assets associated with other holders. The Section 754 election, however, could result in adjustments to the “common basis” of the company’s assets, under Section 734, in connection with certain distributions.

      Generally, the Section 754 election is intended to eliminate the disparity between a purchaser’s “outside” tax basis in its shares and its share of “inside” tax basis such that the amount of gain or loss allocable to the purchaser on the disposition by the company of its assets will correspond to the purchaser’s share in the appreciation or depreciation in the value of such assets since the purchaser acquired its shares. The consequences of this basis adjustment may be favorable or unfavorable as to the purchaser-holder.
      The calculations under Section 754 of the Code are complex, and there is little legal authority concerning the mechanics of the calculations, particularly in the context of publicly traded partnerships. To help reduce the complexity of those calculations and the resulting administrative costs to the company, the company will apply certain simplifying conventions in determining and allocating these inside basis adjustments. It is possible that the IRS will successfully assert that the conventions utilized by the company do not satisfy the technical requirements of the Code or the Regulations and, thus, will require different basis adjustments to be made. If different adjustments were to be required by the IRS, some holders could be adversely affected.

Limitations on Deductibility of Losses
      The deduction by a U.S. holder of its share of the company’s losses, if any, will be limited to the lesser of (i) the tax basis in such holder’s shares (and, in turn, in the non-management interests the holder is deemed to own), or (ii) in the case of a holder that is an individual or a closely-held corporation (a corporation where more than fifty percent (50%) of the value of its stock is owned directly or indirectly by five or fewer individuals or certain tax-exempt organizations), the amount which the holder is considered to be “at risk” with respect to certain activities of the company. In general, the amount “at risk” includes the holder’s actual amount paid for the shares and any share of company debt that constitutes “qualified nonrecourse financing.” The amount “at risk” excludes any amount the holder borrows to acquire or hold its shares if the lender of such borrowed funds owns shares or can look only to shares for repayment. Losses in excess of the amount at risk must be deferred until years in which the company generates taxable income against which to offset such carryover losses.

Passive Activity Income and Loss
      The “passive activity loss” limitations generally provide that individuals, estates, trusts and certain closely-held corporations and personal service corporations can deduct losses from passive activities (generally, activities in which the taxpayer does not materially participate) only to the extent of the taxpayer’s income from passive activities. It is expected that holders will not recognize any passive activity income or passive activity loss as a result of an investment in shares.

Allocations Among Holders
      In general, the company’s profits and losses will be determined annually and will be prorated on a monthly basis. The profits or losses will then be apportioned among the holders in proportion to the number of non-management interests treated as beneficially owned by each holder as of the close of the last trading day of the month. As a result, a purchaser of shares may be allocated income, gain, loss or deduction realized prior to the date of purchase. Thus, for example, if a holder acquires a trust share on the last day of a month and holds such share at the close of business, that holder will be allocated the profit or loss allocable to that share for the entire month. As a further example, if a holder acquires a share during one month and transfers the share on the last day of the second month, that holder will be allocated the profit or loss allocable to that share for the first month only; profit or loss for the following month will be allocated to the transferee, assuming the transferee does not further dispose of the share before the close of business on the last trading day for the second month. Furthermore, a holder who owns shares as of the last trading day of any month and who disposes of the shares prior to the record date set for a cash distribution for that month, will be allocated items of income or loss attributable to such month but will not be entitled to receive the cash distribution.

      The Code generally requires that items of partnership income, gain, loss and deduction be allocated between transferors and transferees of partnership interests on a daily basis to take into account changes in the make up of the partnership. It is possible that a transfer of shares could be considered to occur for U.S. federal income tax purposes on the day when the transfer is completed without regard to the company’s monthly convention for allocating profit and loss. In that event, the company’s allocation method might be considered a method that does not comply with the tax laws.
      If the IRS were to treat the transfer of shares as occurring throughout each month, and the use of a monthly convention were not allowed, or if the IRS otherwise does not accept the company’s allocation convention, the IRS may contend that taxable income or losses of the company must be reallocated among the holders. If such a contention by the IRS were sustained, the holders’ respective tax liabilities would be adjusted to the possible detriment of certain holders. The company’s board of directors is authorized to revise the company’s allocation methods in order to comply with the applicable tax laws or to allocate items of company income, gain, loss or deduction in a manner that may more accurately reflect the holders’ respective beneficial interests in the company as may be necessary.

Constructive Termination
      The company will be considered to have terminated for tax purposes if there is a sale or exchange of 50 percent or more of the total shares within a 12-month period. A constructive termination results in the closing of the company’s taxable year for all holders. In the case of a holder reporting on a taxable year other than a fiscal year ending December 31, the closing of the company’s taxable year may result in more than 12 months of its taxable income or loss being includable in such holder’s taxable income for the year of termination. The company would be required to make new tax elections after a termination, including a new election under Section 754. A termination could also result in penalties if the company were unable to determine that the termination has occurred.

Tax Reporting by the Trust and the Company
      Information returns will be filed with the IRS, as required, with respect to income, gain, loss, deduction and other items derived from the company’s activities. The company will file a partnership return with the IRS and intends to issue a Schedule K-1 to the trustee, on behalf of the holders as beneficial owners of the non-management interests. The trustee intends to report to each holder of shares on a Form 1099 (or substantially similar form) as soon as practicable after the end of each year. Additionally, a holder will be informed of necessary tax information on a tax statement (or such other form as may be required by law) in a manner sufficient for the holder to complete its own tax return. If a holder holds shares through a nominee (such as a broker), we anticipate that the nominee will provide the holder with an IRS Form 1099 or substantially similar form, which will be supplemented by additional tax information that we will make directly available. In this context, we further expect that the relevant and necessary information for tax purposes also will be readily available electronically through our website. Each holder will be deemed to have consented to provide relevant information, and if the shares are held through a broker or other nominee, to allow such broker or other nominee to provide such information as is reasonably requested by us for purposes of complying with our tax reporting obligations. We note that, given the lack of authority addressing structures similar to that of the trust and the company, it is not certain that the IRS will agree with the manner in which tax reporting by the trust and the company will be undertaken. Furthermore, holders should be aware that Regulations have been proposed which, if finalized, could cause the trust or the company (or a nominee) to modify the manner in which tax reporting will be undertaken.

Audits and Adjustments to Tax Liability
      A challenge by the IRS, such as in a tax audit, to the tax treatment by a partnership of any item generally must be conducted at the partnership, rather than at the partner, level. A partnership ordinarily designates a “tax matters partner” (as defined under Section 6231 of the Code) as the person to receive notices and to act on behalf of the partnership and the partners in the conduct of such a challenge or audit by the IRS.
      Pursuant to the LLC agreement, our manager will be appointed the “tax matters partner” of the company. Our tax matters partner, which is required by the LLC agreement to notify all holders of any U.S. federal income tax audit of the company, will have the authority under the LLC agreement to conduct, respond to, and if appropriate, contest (including by pursuing litigation) any IRS audit of the company’s tax returns or other tax-related administrative or judicial proceedings and, if considered appropriate, to settle such proceedings. A final determination of U.S. tax matters in any proceeding initiated or contested by the tax matters partner will be binding on all holders of shares who held their shares during the period for which the audit adjustment is made. As the tax matters partner, our manager will have the right on behalf of all holders to extend the statute of limitations relating to the holders’ U.S. federal income tax liabilities with respect to company items.
      A U.S. federal income tax audit of the company’s information return may result in an audit of the tax return of a holder of shares, which, in turn, could result in adjustments to a holder’s items of income and loss that are unrelated to the company as well as to company-related items. There can be no assurance that the IRS, upon an audit of an information return of the company or of an income tax return of a U.S. holder, might not take a position that differs from the treatment thereof by the company or by such holder, possibly resulting in a tax deficiency. A holder could also be liable for interest on any tax deficiency that resulted from any such adjustments. Potential U.S. holders should also recognize that they might be forced to incur legal and accounting costs in resisting any challenge by the IRS to items in their individual returns, even if the challenge by the IRS should prove unsuccessful.

Foreign Tax Credits
      Subject to generally applicable limitations, a U.S. holder of shares will be able to claim foreign tax credits with respect to certain foreign income taxes (if any) paid or incurred by the company, withheld on payments made to the company or paid by the company on behalf of holders. If a holder elects to claim a foreign tax credit, it must include in its gross income, for U.S. federal income tax purposes, both its share of the company’s items of income and gain and also its share of the amount which we deem to be the holder’s portion of foreign income taxes paid with respect to, or withheld from, dividends, interest or other income derived by the company. The U.S. holder may then claim as a credit against its U.S. federal income tax the amount of such taxes incurred or withheld. Alternatively, a U.S. holder may elect to treat such foreign taxes as deductions from gross income. The Code imposes a required holding period on stock for U.S. holders to be eligible to claim such foreign tax credits. Even if the holder is unable to claim a credit, he or she must include all amounts described above in income. We urge U.S. holders to consult their tax advisers regarding this election and its consequences to them.

Taxation of Certain Foreign Earnings
      Under Subpart F of the Code, certain undistributed earnings and certain passive income of a foreign company constituting a controlled foreign corporation, or CFC, as defined in the Code, are taxed to certain U.S. shareholders prior to being distributed. None of the businesses in which the company currently intends to invest are CFCs; however, no assurances can be given that other businesses in which the company may invest in the future will not be CFCs. While distributions made by a foreign company could generally constitute “qualified dividend income;” the operation of the Subpart F provisions of the Code would result in such earnings, when distributed or deemed distributed by a CFC, as not being so regarded. Additionally, if the company were to invest in a passive foreign investment company, or PFIC, a U.S. holder of shares may be subject to certain adverse U.S. federal income tax consequences, including a deferred interest charge upon the distribution of previously accumulated earnings with respect to that investment.

Tax Shelter Disclosure Rules
      There are circumstances under which certain transactions must be disclosed to the IRS in a disclosure statement attached to a taxpayer’s U.S. federal income tax return (a copy of such statement must also be sent to the IRS Office of Tax Shelter Analysis). In addition, the Code imposes a requirement on certain “material advisers” to maintain a list of persons participating in such transactions, which list must be furnished to the IRS upon written request. These provisions can apply to transactions not conventionally considered to involve abusive tax planning. Consequently, it is possible that such disclosure could be required by the company or the holders of shares if, for example (1) a holder incurs a loss (in excess of a threshold computed without regard to offsetting gains or other income or limitations) from the disposition of shares, or (2) the company’s activities result in certain book-tax differences. While the tax shelter disclosure rules generally do not apply to a loss recognized on the disposition of an asset in which the taxpayer has a qualifying basis (generally a basis equal to the amount of cash paid by the taxpayer for such asset), such rules will apply to a taxpayer recognizing a loss with respect to interests (such as the shares) in a pass-through entity even if its basis in such interests is equal to the amount of cash it paid. We urge U.S. holders to consult their tax advisers regarding the tax shelter disclosure rules and their possible application to them.
Non-U.S. Holders
      A non-U.S. holder will not be subject to U.S. federal income tax on such holder’s distributive share of the company’s income, provided that such income is not considered to be effectively connected with the conduct of a trade or business within the United States. However, in the case of an individual non-U.S. holder, such holder will be subject to U.S. federal income tax on gains on the sale of shares in the company or such holder’s distributive share of company gains if such holder is present in the United States for 183 days or more during a taxable year and certain other conditions are met.
      The company should not be treated as “engaged in a trade or business within the United States” and therefore should not realize income that would be treated as effectively connected with the conduct of a U.S. trade or business. If the income from the company is effectively connected with a U.S. trade or business (and, if certain income tax treaties apply, is attributable to a U.S. permanent establishment), then a non-U.S. holder’s share of any income and any gain realized upon the sale or exchange of shares will be subject to U.S. federal income tax at the graduated rates applicable to U.S. citizens and residents and domestic corporations, and such non-U.S. holder will be subject to tax return filing requirements in the U.S. Non-U.S. holders that are corporations may also be subject to a 30% branch profits tax (or lower treaty rate, if applicable) on their effectively connected earnings and profits that are not timely reinvested in a U.S. trade or business.
      In addition, gains, if any, allocable to a non-U.S. holder and attributable to a sale by the company of a “U.S. real property interest,” or USRPI (other than such gains subject to tax under the rules discussed above), are generally subject to U.S. federal income tax as if such gains were effectively connected with the conduct of a U.S. trade or business. Moreover, a withholding tax is imposed with respect to such gain as a means of collecting such tax. For this purpose, a USRPI includes an interest (other than solely as a creditor) in a “U.S. real property holding corporation” (in general, a U.S. corporation, at least 50% of whose real estate and trade or business assets, measured by fair market value, consists of USRPIs), as well as an interest in a partnership that holds USRPIs. This withholding tax would be creditable against a non-U.S. holder’s actual U.S. federal income tax liability and any excess withholding tax may generally be eligible for refund. Although a non-U.S. holder who is a partner in a partnership that owns USRPIs is generally subject to tax on its sale or other disposition of its partnership interest to the extent attributable to such USRPIs, no withholding tax is generally imposed on the transfer of publicly traded partnership interests, and gain will not be taxable under the USRPI provisions where the non-U.S. holder owns no more than 5% of a publicly traded entity such as the company. A non-U.S. holder that owns more than 5% of the company is urged to consult its tax adviser about the potential application of the USRPI provisions. We believe that none of the company’s initial investments will constitute a USRPI, however, our conclusion may be incorrect and as such no assurances can be given that one or more of the company’s assets does not or will not constitute a USRPI either now or in the future.
      While generally not subject to U.S. federal income tax as discussed above, a non-U.S. holder generally will be subject to U.S. federal withholding tax at the rate of 30% (or, under certain circumstances, at a reduced rate provided by an income tax treaty, if applicable) in respect of such holder’s distributive share of dividends from U.S. corporations and certain other types of U.S.-source income realized by the company. To the extent any interest income allocated to a non-U.S. holder that otherwise would be subject to U.S. withholding tax is considered “portfolio interest,” neither the allocation of such interest income to the non-U.S. holder nor a subsequent distribution of such interest income to the non-U.S. holder will be subject to withholding, provided that the non-U.S. holder is not otherwise engaged in a trade or business in the U.S. and provides us with a timely and properly completed and executed form W-8BEN or other applicable form. The withholding tax as described herein will apply upon the earlier of the distribution of income to a non-U.S. holder or, if not previously distributed to a non-U.S. holder, at the time such income is allocated to a non-U.S. holder. Amounts withheld on behalf of a non-U.S. holder will be treated as being distributed to such non-U.S. holder; however, to the extent we are unable to associate amounts withheld with particular non-management interests, the economic burden of any withholding tax paid by us to the appropriate tax authorities will be borne by all holders, including U.S. holders.
      A non-U.S. holder will be subject to U.S. federal estate tax on the value of U.S.-situs property owned at the time of his or her death. It is unclear whether partnership interests (such as the non-management interests) will be considered U.S.-situs property. Accordingly, a non-U.S. holder is urged to consult its tax advisors to determine whether such holder’s estate would be subject to U.S. federal estate tax on all or part of the value of the non-management interests beneficially owned at the time of his or her death.
      Non-U.S. holders will be required to timely and accurately complete a form W-8BEN (or other applicable form) and provide such form to us, for withholding tax purposes. Non-U.S. holders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the company.
Regulated Investment Companies
      Under recently enacted legislation, interests in and income from “qualified publicly traded partnerships” satisfying certain gross income tests are treated as qualifying assets and income, respectively, for purposes of determining eligibility for regulated investment company (“RIC”) status. A RIC may invest up to 25% of its assets in interests in a qualified publicly traded partnership. The determination of whether a publicly traded partnership such as the company is a qualified publicly traded partnership is made on an annual basis. The company expects to be a qualified publicly traded partnership in each of its taxable years. However, such qualification is not assured.
Tax-Exempt Organizations
      With respect to any holder that is an organization that is otherwise exempt from U.S. federal income tax, such holder nonetheless would be subject to taxation with respect to its “unrelated business taxable income,” or UBTI, to the extent that its UBTI from all sources exceeds $1,000 in any taxable year. Except as noted below with respect to certain categories of exempt income, UBTI generally includes income or gain derived (either directly or through partnerships) from a trade or business, the conduct of which is substantially unrelated to the exercise or performance of the organization’s exempt purpose or function.
      UBTI generally does not include passive investment income, such as dividends, interest and capital gains, whether realized by the organization directly or indirectly through a partnership (such as the company) in which it is a partner. This type of income is exempt, subject to the discussion of “unrelated debt-financed income” below, even if it is realized from securities trading activity that constitutes a trade or business.

      UBTI includes not only trade or business income or gain as described above, but also “unrelated debt-financed income.” This latter type of income generally consists of (1) income derived by an exempt organization (directly or through a partnership) from income-producing property with respect to which there is “acquisition indebtedness” at any time during the taxable year and (2) gains derived by an exempt organization (directly or through a partnership) from the disposition of property with respect to which there is acquisition indebtedness at any time during the twelve-month period ending with the date of the disposition.
      The company expects to incur debt that would be treated as “acquisition indebtedness” with respect to certain of its investments. To the extent the company recognizes income in the form of dividends and interest from investments with respect to which there is “acquisition indebtedness” during a taxable year, the percentage of the income that will be treated as UBTI generally will be equal to the amount of the income times a fraction, the numerator of which is the “average acquisition indebtedness” incurred with respect to the investments, and the denominator of which is the “average amount of the adjusted basis” of the company’s investments during the period such investments are held by the company during the taxable year.
      To the extent the company recognizes gain from the disposition of stock or securities with respect to which there is “acquisition indebtedness,” the portion of the gain that will be treated as UBTI will be equal to the amount of the gain times a fraction, the numerator of which is the highest amount of the “acquisition indebtedness” with respect to the investments during the twelve-month period ending with the date of disposition, and the denominator of which is the “average amount of the adjusted basis” of the investment during the period such investment is held by the company during the taxable year.
Certain State and Local Taxation Matters
      State and local laws often differ from U.S. federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit. A holder’s distributive share of the taxable income or loss of the company generally will be required to be included in determining its reportable income for state and local tax purposes in the jurisdiction in which the holder is a resident. Prospective holders should consider, in addition to the U.S. federal income tax consequences described, potential state and local tax considerations in investing in the shares.
Backup Withholding
      The trust is required in certain circumstances to withhold tax (called “backup withholding”) on certain payments paid to noncorporate holders of shares who do not furnish their correct taxpayer identification number (in the case of individuals, their social security number) and certain certifications, or who are otherwise subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld from payments made to you may be refunded or credited against your U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.
      Each holder of shares should be aware that certain aspects of the U.S. federal, state and local income tax treatment regarding the purchase, ownership and disposition of shares are not clear under existing law. Thus, we urge each holder to consult its own tax advisers to determine the tax consequences of ownership of the shares in such holder’s particular circumstances.

UNDERWRITING
      We and the underwriters named below have entered into an underwriting agreement with respect to the shares offered by this prospectus. Subject to the terms and conditions contained in the underwriting agreement, each underwriter has severally agreed to purchase from us the number of offered shares set forth opposite its name in the following table.

Number of
Offered
Name of Underwriter	Shares

Ferris, Baker Watts, Incorporated
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.
J.J.B. Hilliard, W.L. Lyons, Inc.
Oppenheimer & Co., Inc.

Total

      The underwriters’ obligations are several, which means that each underwriter is required to purchase a specific number of shares of offered shares, but it is not responsible for the commitment of any other underwriter. The underwriting agreement provides that each of the underwriters’ several obligations to purchase shares of our offered shares depend on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us to the underwriters are true and our agreements have been performed;

•	there is no material adverse change in the financial markets; and

•	we deliver customary closing documents to the underwriters.
      The underwriters are committed to purchase and pay for all of our shares offered by this prospectus, if any such shares are taken. However, the underwriters are not obligated to take or pay for the shares covered by the underwriters’ over-allotment option described below, unless and until this option is exercised.
      There has been no public market for our shares prior to this offering. The public offering price will be determined by negotiation by us and the representatives of the underwriters. The principal factors to be considered in determining the public offering price include:

•	the information set forth in this prospectus and otherwise available to the representatives of the underwriters;

•	the history and the prospects for the industry in which we compete;

•	the ability of our manager;

•	our prospects for future earnings, the present state of our development, and our current financial position;

•	the general condition of the securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.
Over-Allotment Option
      We have granted the underwriters an option, exercisable no later than 30 days after the date of the underwriting agreement, to purchase up to an additional 15% of offered shares at the public offering price, less the underwriting discount, financial advisory fee and commissions set forth on the cover page of this prospectus. We will be obligated to sell these offered shares to the underwriters to the extent the over-allotment option is exercised.
      If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the shares offered by this prospectus.
Commissions and Expenses
      The underwriters propose to offer the offered shares directly to the public at the offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a concession not in excess of $                     per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $                     per share on sales to other brokers and dealers. After the public offering of the offered shares, the underwriters may change the offering price and other selling terms.
      The following table shows the per share and total underwriting discounts, financial advisory fees and commissions that we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of offered shares.

		Total Without	Total With
		Over-Allotment	Over-Allotment
	Per Share	Exercise	Exercise

Public offering price	$	$	$
Underwriting discount payable by us
Financial advisory fee payable by us
Proceeds before expenses
      We have agreed to pay a financial advisory fee of 0.25% of the gross proceeds of the offering to Ferris, Baker Watts for strategic and other advice in connection with the offering, if any offering is made prior to March 15, 2006. We estimate that the total expenses of this offering, exclusive of underwriting discounts and commissions, will be approximately $                     and are payable by us.
Directed Share Program
      At our request, the underwriters have reserved for sale to our directors and employees of our manager at the initial public offering price up to           % of the shares being offered by this prospectus. The sales will be made by Ferris, Baker Watts, Incorporated through a directed share program. The shares sold pursuant to the directed share program will be subject to a 180 day lock-up agreement. We do not know if our directors or employees of our manager will choose to purchase all or any portion of the reserved shares, but any purchases they do make will reduce the number of shares available to the general public through this offering. If all of these reserved shares are not purchased, the underwriters will offer the remainder to the general public on the same terms as the other shares offered by this prospectus.
Lock-Up Agreements
      We have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could reasonably be expected to, result in the disposition of any of the shares of the trust or other securities convertible into or exchangeable or exercisable for shares of the trust for a period of 180 days after the date of this prospectus, without the prior written consent of Ferris, Baker Watts, Incorporated. CGI, Pharos, the employees of our manager and our officers and directors have agreed not to offer, sell, contract to sell or otherwise dispose of or enter into any transaction that is designed to, or could reasonably be expected to result in the disposition of shares of the trust, other than such shares purchased in open market transactions after the pricing of this offering, for a period of 180 days after the date of this prospectus without the prior written consent of Ferris, Baker Watts, Incorporated. In addition, each person who purchases shares of the trust through the directed share program has agreed not to offer, sell, contract to sell or otherwise dispose of or enter into any transaction that is designed to, or could reasonably be expected to result in the disposition of shares of the trust, other than shares of the trust purchased in open market transactions after the pricing of this offering, for a period of 180 days after the date of this prospectus without the prior written consent of Ferris, Baker Watts, Incorporated. The consent of Ferris, Baker Watts, Incorporated may be given at any time without public notice. However, shares of the trust that are subject to these lock-up agreements may be transferred as a bona fide gift or to a trust for the benefit of any of our officers and directors, any employee of our manager or any participant in the directed share program and/or an immediate family member of such person, provided that the donee or trust agrees in writing to the terms of the lock-up agreement to which such person is bound. With the exception of the underwriters’ over-allotment option, there are no present agreements between the underwriters and us, GCI, Pharos, any employees of our manager, our officers and directors or any participant in the directed share program releasing us or them from these lock-up agreements prior to the expiration of the 180 day period.
Indemnity
      We have agreed to indemnify the underwriters and persons who control the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.
Stabilization
      In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase offered shares so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the offered shares while the offering is in progress.

•	Over-allotment transactions involve sales by the underwriters of offered shares in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares of offered shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares of offered shares in the open market.

•	Syndicate covering transactions involve purchases of offered shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase offered shares through exercise of the over-allotment option. If the underwriters sell more offered shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying offered shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the offered shares in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the offered shares originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our offered shares or preventing or retarding a decline in the market price of our offered shares. As a result, the price of our offered shares in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters makes any representation or prediction as to the effect that the transactions described above may have on the price of our offered shares. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.
Passive Market Making
      In connection with this offering, the underwriters may engage in passive market making transactions in our offered shares on The Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Act. Rule 103 permits passive market making activity by the participants in this offering. Passive market making may occur before the pricing of our offering, and before the commencement of offers or sales of the offered shares. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the offered shares during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.
Our Relationship with the Underwriters
      Certain of the underwriters and some of their respective affiliates have performed and may continue to perform financial advisory and investment banking services for us in the ordinary course of their respective businesses, and have received, and may continue to receive, compensation for such services.
      The offered shares are being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

LEGAL MATTERS
      The validity of the securities offered in this prospectus is being passed upon for us by Sutherland Asbill & Brennan LLP, Washington, D.C. Certain legal matters will be passed upon on behalf of the underwriters by Alston & Bird LLP, Atlanta, Georgia.

EXPERTS
      The consolidated financial statements of Compass Diversified Trust at November 30, 2005, and for the period from November 18, 2005 (inception) to November 30, 2005 appearing in this prospectus and registration statement have been audited by Grant Thornton LLP, independent registered public accountants, as set forth in their reports thereon appearing elsewhere herein and are included herein in reliance upon such reports given the authority of such firm as experts in accounting and auditing.
      The consolidated financial statements of CBS Personnel Holdings, Inc. (formerly Compass CS, Inc. and Subsidiaries) at December 31, 2004 and 2003, and for each of the three years in the period ending December 31, 2004, appearing in this prospectus and registration statement have been audited by Grant Thornton LLP, independent registered public accountants, as set forth in their reports thereon appearing elsewhere herein and are included herein in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
      The consolidated financial statements of Crosman Acquisition Corporation at June 30, 2005 and 2004 and for the year ended June 30, 2005 and for the period from February 10, 2004 to June 30, 2004 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.
      The consolidated financial statements of Crosman Acquisition Corporation for the period from July 1, 2003 to February 9, 2004 and for the year ended June 30, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.
      The consolidated financial statements of Compass AC Holdings, Inc. at December 31, 2004 and 2003 and for the years ending December 31, 2004, 2003 and 2002 appearing in this prospectus and registration statement have been audited by Bauerle and Company P.C., independent accountants, as set forth in their reports thereon appearing elsewhere herein and are included herein in reliance upon such reports given the authority of such firms as experts in accounting and auditing.
      The consolidated financial statements of Silvue Technologies Group, Inc. at December 31, 2004 and 2003 and for the years ended December 31, 2004 and 2003 appearing in this prospectus and registration statement have been audited by White Nelson and Co. LLP, independent accountants, as set forth in their reports thereon appearing elsewhere herein and are included herein in reliance upon such reports given the authority of such firms as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
      We have filed with the SEC a registration statement on Form S-1, which includes exhibits, schedules and amendments, under the Securities Act with respect to this offering of our securities. Although this prospectus, which forms a part of the registration statement, contains all material information included in the registration statement, parts of the registration statement have been omitted as permitted by rules and regulations of the SEC. We refer you to the registration statement and its exhibits for further information about us, our securities and this offering. The registration statement and its exhibits can be inspected and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549-1004. The public may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0300. In addition, the SEC maintains a web site at http://www.sec.gov that contains the Form S-1 and other reports, proxy and information statements and information regarding issuers that file electronically with the SEC.
      Following this offering, we will be required to file current reports, quarterly reports, annual reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s public reference room or through its Internet web site.

INDEX TO FINANCIAL STATEMENTS

Page
Number(s)

Compass Group Diversified Trust
Report of independent registered public accounting firm	F-4
Consolidated balance sheet as of November 30, 2005	F-5
Consolidated statement of operations for the period November 18, 2005 (date of inception) through November 30, 2005	F-6
Consolidated statement of stockholder’s equity for the period November 18, 2005 (date of inception) through November 30, 2005	F-7
Consolidated statement of cash flows for the period November 18, 2005 (date of inception) through November 30, 2005	F-8
Notes to financial statements	F-9
CBS Personnel Holdings, Inc.
Reports of independent registered public accounting firm	F-12
Consolidated balance sheets as of December 31, 2004 and 2003	F-13
Consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2004, 2003 and 2002	F-14
Consolidated statements of shareholders’ equity for the years ended December 31, 2004, 2003 and 2002	F-15
Consolidated statements of cash flows for the years ended December 31, 2004, 2003 and 2002	F-16
Notes to consolidated financial statements	F-17
Consolidated balance sheet as of September 30, 2005 (unaudited)	F-33
Consolidated statements of operations and comprehensive income for the nine months ended September 30, 2005 and 2004 (unaudited)	F-34
Consolidated statements of stockholders’ equity for the nine months ended September 30, 2005 (unaudited)	F-35
Consolidated statements of cash flows for the nine months ended September 30, 2005 and 2004 (unaudited)	F-36
Notes to consolidated financial statements	F-37
Crosman Acquisition Corporation
Reports of independent auditors	F-42
Consolidated balance sheets as of June 30, 2005 and 2004	F-44
Consolidated statements of income for the year ended June 30, 2005, for the seven month period ended February 9, 2004, for the five month period ended June 30, 2004 and for the year ended 2003	F-45
Consolidated statements of shareholders’ equity for the year ended June 30, 2005 for the seven month period ended February 9, 2004, for the five month period ended June 30, 2004 and for the year ended 2003
F-46
Consolidated statements of cash flows for the year ended June 30, 2005, for the seven month period ended February 9, 2004, for the five month period ended June 30, 2004 and for the year ended 2003	F-47
Notes to consolidated financial statements	F-48
Consolidated balance sheet as of October 2, 2005 (unaudited)	F-65
Consolidated statements of income for the three month periods ended October 2, 2005 (unaudited) and September 26, 2004 (unaudited)	F-66

Compass Diversified Trust
Index to Consolidated Financial Statement

Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and
Shareholders of Compass Diversified Trust
      We have audited the accompanying consolidated balance sheet of Compass Diversified Trust (a Delaware corporation) as of November 30, 2005, and the related consolidated statement of operations, stockholders’ equity, and cash flows for the period from inception (November 18, 2005) to November 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Compass Diversified Trust as of November 30, 2005, and the consolidated results of its operations and its cash flows for the period from inception (November 18, 2005) to November 30, 2005 in conformity with accounting principles generally accepted in the United States of America.
/s/ Grant Thornton LLP

New York, New York
December 12, 2005

Compass Diversified Trust
Consolidated Balance Sheet
November 30, 2005

Assets
Current assets:
Cash	$100,000
Deferred public offering costs	2,526,642

Total assets	$2,626,642

Liabilities and Stockholders’ Equity
Current liabilities:
Accrued expenses	$1,000
Due to related party	2,526,642

Total current liabilities	2,527,642

Stockholders’ Equity
Member interest	100,000
Accumulated deficit	(1,000)

Total stockholders’ equity	99,000

Total liabilities and stockholders’ equity	$2,626,642

See notes to financial statements.

Compass Diversified Trust
Consolidated Statement of Operations

November 18, 2005
(Date of Inception)
Through
November 30, 2005

Formation and operating costs	$1,000

Net loss for the period	$(1,000)

See notes to financial statements.

Compass Diversified Trust
Consolidated Statement of Stockholders’ Equity

	Member	Accumulated
	Interest	Deficit	Total

Balance — November 18, 2005 (date of inception)
Initial capitalization of LLC	$100,000		$100,000
Net loss		$(1,000)	(1,000)

Balance — November 30, 2005	$100,000	$(1,000)	$99,000

See notes to financial statements.

Compass Diversified Trust
Consolidated Statement of Cash Flows

November 18, 2005
(Date of Inception)
Through
November 30, 2005

Cash flows from operating activities:
Net loss	$(1,000)
Adjustments to reconcile net loss to net cash provided by operating activities:
Changes in:
Accrued expenses	1,000

Net cash provided by operating activities	0

Cash flows from financing activities:
Issuance of trust shares	100,000

Net cash provided by financing activities	100,000

Net increase in cash and cash equivalents	100,000

Cash and cash equivalents — beginning of period	0

Cash and cash equivalents — end of period	$100,000

Supplemental Disclosure of Non-Cash Activities:
Deferred public offering costs payable to a related party	$2,526,642
See notes to financial statements.

Compass Diversified Trust
Notes to Consolidated Financial Statements
November 30, 2005

Note A — Organization and Business Operations
      Compass Diversified Trust (the “Trust”) was incorporated in Delaware on November 18, 2005. Compass Group Diversified Holdings, LLC (the “Company”), a Delaware limited liability company was also formed on November 18, 2005. Compass Group Management (the “Manager”) is the sole member of 100% of the LLC interests of the Company as of November 30, 2005.
      The Trust and the Company were formed to acquire and manage a group of small to middle market businesses that are headquartered in the United States. The Trust has neither engaged in any operations nor generated any revenue to date. In accordance with the Trust Agreement, the Trust will be the sole member of 100% of the LLC interests of the Company and, pursuant to the LLC Agreement, the Company will have outstanding, the identical number of LLC interests as the number of outstanding shares of Trust stock. The Company will be the operating entity with a board of directors and other corporate governance responsibilities, consistent with that of a Delaware corporation.
      The Company will use the net proceeds of the proposed offering of trust shares (as defined in Note C below) (the “Proposed Offering”) to retire the third-party debt of and acquire controlling interest in the following businesses from certain subsidiaries of Compass Group Investments, Inc. (“CGI”):

•	CBS Personnel Holdings, Inc. and its consolidated subsidiaries, a human resources outsourcing firm;

•	Crosman Acquisition Corporation and its consolidated subsidiaries, a recreational products company;

•	Compass AC Holdings, Inc. and its consolidated subsidiary, an electronic components manufacturing company; and

•	Silvue Technologies Group, Inc. and its consolidated subsidiaries, a global hardcoatings company.
      The aggregate amount utilized to retire the third-party debt of and acquire the controlling interests in the businesses from certain subsidiaries of CGI will be approximately $312.8 million. The Company will engage Compass Group Management LLC to manage its and the Trust’s day-to-day operations and affairs.
      To date the activities of the Trust and the Company have been incidental to its organization and the proposed acquisition and the proposed offering of Trust shares (“IPO”). Until the consummation of the IPO, the Company is dependent on financial support from CGI, who have agreed to provide such required financial support.
Note B — Summary of Significant Accounting Policies
[1]     Principles of Consolidation
      The consolidated financial statements include the accounts of Compass Diversified Trust and Compass Group Diversified Holdings LLC. All intercompany balances and transactions have been eliminated in consolidation.
      The acquisition of businesses that the Company will own or control more than 50% of the voting shares will be accounted for under the purchase method of accounting. The amount assigned to the identifiable assets acquired and the liabilities assumed will be based on estimated fair values as of the date of acquisition, with the remainder, if any, recorded as goodwill. The operations of such businesses will be consolidated from the date of acquisition.

Compass Diversified Trust
Notes to Consolidated Financial Statements (Continued)

[2]     Cash and cash equivalents:
      The Trust considers all highly liquid investments with original maturities of three months or less to be cash equivalents.
[3]     Due to related party:
      Pursuant to a Management Services Agreement, the Trust has agreed to reimburse the Manager or affiliates of the Manager for the cost and expenses incurred or to be incurred prior to and in connection with the closing of the offering. The offering costs incurred as of November 30, 2005 are reflected on the Balance Sheet as deferred offering costs with a corresponding liability for the obligation to the Manager recorded as due to related party. Should the equity offering not be consummated in future periods, the Company will write off the related deferred cost and recognize a charge; such charge could be material.
[4]     Use of estimates:
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
[5]     Income taxes:
      Deferred income taxes are provided for the differences between the basis of assets and liabilities for financial reporting and income tax purposes. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.
      The Trust recorded a deferred income tax asset for the tax effect of net operating loss carryforwards and temporary differences, aggregating approximately $340. In recognition of the uncertainty regarding the ultimate amount of income tax benefits to be derived, the Trust has recorded a full valuation allowance at November 30, 2005.
      The effective tax rate differs from the statutory rate of 34% due to the increase in the valuation allowance.
[6]     Deferred offering costs:
      Deferred offering costs consist principally of legal and underwriting fees incurred through the balance sheet date that are related to the Proposed Offering and that will be charged to capital upon the receipt of the capital or charged to expense if not completed.
Note C — Proposed Offering
      The Proposed Offering calls for the Trust to offer for public sale shares of the Trust that would raise approximately $250 million of gross proceeds (excluding shares pursuant to the underwriters over-allotment option and $96 million and $4 million of proceeds from the private placements to CGI and Pharos I LLC (an affiliate of the Manager), respectively). Each share of the Trust will represent an undivided beneficial interest in the Trust, and each share of the Trust corresponds to one underlying non-management interest in the Company. Unless the Trust is dissolved, it must remain the sole holder of 100% of the Company’s non-management interests, and at all times the Company will have outstanding the identical number of non-management interests as the number of outstanding shares of the Trust. Each outstanding share of the Trust is entitled to one vote on any matter with respect to which the Trust is entitled to vote.

CBS Personnel Holdings, Inc.
Index to Consolidated Financial Statements

Financial Statements

Report of Independent Registered Public Accounting Firm
Board of Directors and Shareholders
CBS Personnel Holdings, Inc.
      We have audited the accompanying consolidated balance sheets of CBS Personnel Holdings, Inc. (the Company) and subsidiaries as of December 31, 2004 and 2003 and the consolidated statements of operations and comprehensive income (loss), shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CBS Personnel Holdings, Inc. and subsidiaries as of December 31, 2004 and 2003 and the results of their operations and their cash flows for each of the years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.
/s/ Grant Thornton LLP

Cincinnati, Ohio
November 4, 2005

CBS Personnel Holdings, Inc.
(Formerly Compass CS, Inc. and Subsidiaries)
Consolidated Balance Sheets
December 31, 2004 and 2003

	2004	2003

Assets
Current assets:
Cash	$921,070	$266,231
Accounts receivable:
Trade, net of allowance for doubtful accounts of $3,415,595 and $1,192,000 at December 31, 2004 and 2003, respectively	54,126,110	24,310,245
Unbilled revenue	6,966,431	1,164,373
Prepaid expenses and other current assets	2,971,406	1,483,145
Deferred tax assets	1,774,536	—

Total current assets	66,759,553	27,223,994
Property and equipment — net	3,080,613	3,989,000
Other assets:
Goodwill	59,307,301	49,200,419
Other intangibles — net	10,559,217	782,589
Other	669,127	100,971

Total assets	$140,375,811	$81,296,973

Liabilities and shareholders’ equity
Current liabilities:
Current portion of long-term debt	$2,037,300	$2,855,001
Swing-line and revolving line-of-credit	—	4,361,000
Accounts payable	5,335,757	3,592,120
Accrued expenses:
Accrued payroll, bonuses and commissions	11,335,902	2,750,158
Payroll taxes and other withholdings	7,862,404	3,545,449
Current portion of workers’ compensation obligation	6,965,050	2,893,393
Other	8,351,255	2,010,992

Total current liabilities	41,887,668	22,008,113
Long-term debt	43,893,282	19,506,666
Workers’ compensation obligation	10,586,981	4,517,333
Deferred tax liabilities	96,951	—
Accrued interest and management fees	—	2,438,593

Total liabilities	96,464,882	48,470,705

Commitments and contingencies
Shareholders’ equity:
Common stock:
Class A, $0.001 par value, 5,000,000 shares authorized; issued and outstanding 2,830,909 and 644,320 shares at December 31, 2004 and 2003, respectively	2,831	644
Class B, $0.001 par value, 5,000,000 shares authorized; issued and outstanding 3,548,384 and 487,160 shares at December 31, 2004 and 2003, respectively	3,548	488
Class C, $0.001 par value, 2,000,000 shares authorized; issued and outstanding 94,799 and 0 shares at December 31, 2004 and 2003, respectively	95	—
Additional paid-in capital	47,111,544	39,749,345
Accumulated other comprehensive income	60,932	—
Accumulated deficit	(3,268,021)	(6,924,209)

Total shareholders’ equity	43,910,929	32,826,268

Total liabilities and shareholders’ equity	$140,375,811	$81,296,973

See notes to consolidated financial statements.

CBS Personnel Holdings, Inc.
(Formerly Compass CS, INC. and subsidiaries)
Consolidated Statements of Operations and Comprehensive Income (Loss)
For the years ended December 31, 2004, 2003, and 2002

	2004	2003	2002

Revenues	$315,258,481	$194,716,531	$180,231,771
Direct costs of revenues	254,987,042	155,367,752	141,459,826

Gross profit	60,271,439	39,348,779	38,771,945
Operating expenses:
Staffing expense	31,974,144	23,081,487	23,184,311
Selling, general and administrative expense	17,796,997	12,131,533	12,390,578
Amortization	1,050,762	491,087	784,224

Income from operations	9,449,536	3,644,672	2,412,832
Other income (expense):
Interest expense	(2,099,989)	(2,928,727)	(4,565,753)
Other income	148,650	223,589	246,086

Income (loss) before provision for income taxes	7,498,197	939,534	(1,906,835)
Provision for income taxes	84,730	116,816	30,322

Net income (loss)	7,413,467	822,718	(1,937,157)
Other comprehensive income:
Unrealized gain and change in unrealized loss on interest rate swap	60,932	763,689	148,064

Comprehensive income (loss)	$7,474,399	$1,586,407	$(1,789,093)

See notes to consolidated financial statements.

CBS Personnel Holdings, Inc.
(Formerly Compass CS, Inc. and Subsidiaries)
Consolidated Statements of Shareholders’ Equity
For the years ended December 31, 2004, 2003, and 2002

	Common Stock
								Accumulated
								Other
	Class A		Class B		Class C		Additional	Comprehensive
							Paid in	Income	Accumulated
	Shares	Value	Shares	Value	Shares	Value	Capital	(Loss)	Deficit	Total

Balance — December 31, 2001	139,118	$139	51,454	$52	—	$—	$24,282,867	$(911,753)	$(5,809,770)	$17,561,535
Net loss	—	—	—	—	—	—	—	—	(1,937,157)	(1,937,157)
Conversion of debt to Common Stock	505,202	505	435,706	436	—	—	12,849,059	—	—	12,850,000
Extinguishment of accrued interest payable on shareholder promissory notes	—	—	—	—	—	—	2,177,844	—	—	2,177,844
Stock warrants issued	—	—	—	—	—	—	439,575	—	—	439,575
Change in unrealized loss on interest rate swap	—	—	—	—	—	—	—	148,064	—	148,064

Balance — December 31, 2002	644,320	644	487,160	488	—	—	39,749,345	(763,689)	(7,746,927)	31,239,861
Net income	—	—	—	—	—	—	—	—	822,718	822,718
Change in unrealized loss on interest rate swap	—	—	—	—	—	—	—	763,689	—	763,689

Balance — December 31, 2003	644,320	644	487,160	488	—	—	39,749,345	—	(6,924,209)	32,826,268
Net income	—	—	—	—	—	—	—	—	7,413,467	7,413,467
Conversion of debt to Common Stock	2,186,589	2,187	3,061,224	3,060	—	—	7,194,753	—	—	7,200,000
Stock Options Exercised	—	—	—	—	94,799	95	167,446	—	—	167,541
Change in unrealized gain on interest rate swap	—	—	—	—	—	—	—	60,932	—	60,932
Deemed distribution to Parent	—	—	—	—	—	—	—	—	(3,757,279)	(3,757,279)

Balance — December 31, 2004	2,830,909	$2,831	3,548,384	$3,548	94,799	$95	$47,111,544	$60,932	$(3,268,021)	$43,910,929

See notes to consolidated financial statements.

CBS Personnel Holdings, Inc.
(Formerly Compass CS, Inc. and Subsidiaries)
Consolidated Statements of Cash Flows
For the years ended December 31, 2004, 2003, and 2002

	2004	2003	2002

Cash flows from operating activities:
Net income (loss)	$7,413,467	$822,718	$(1,937,157)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	2,394,436	1,922,058	2,343,676
Loss on disposal of property and equipment	117,539	—	—
Deferred taxes	(1,677,585)	—	—
Loss on extinguishment of debt	—	—	391,191
Changes in operating assets and liabilities:
Increase in accounts receivable and unbilled receivables	(6,883,598)	(3,107,530)	(5,113,717)
(Increase) decrease in prepaid expenses and other assets	(3,442,172)	(376,926)	775,551
(Decrease) increase in accounts payable	(1,431,555)	1,515,334	(39,301)
Increase in accrued expenses and other long-term liabilities	7,647,860	2,687,696	2,189,895

Net cash provided by (used in) operating activities	4,138,392	3,463,350	(1,389,862)

Cash flows from investing activities:
Proceeds from sale of property and equipment	1,080,718	—	—
Cash paid for acquisition	(30,256,149)	—	—
Purchases of equipment and improvements	(883,578)	(302,198)	(166,259)

Net cash used in investing activities	(30,059,009)	(302,198)	(166,259)

Cash flows from financing activities:
Proceeds from exercise of stock options	167,541	—	—
Increase (decrease) in swing-line/revolver	11,949,000	(679,000)	2,350,000
Proceeds from issuance of long-term debt	20,000,000	—	7,603,241
Repayment of long-term debt	(5,541,085)	(3,056,666)	(7,906,667)
Warrants issued with debt	—	—	246,759

Net cash provided by (used in) financing activities	26,575,456	(3,735,666)	2,293,333

Net increase (decrease) in cash	654,839	(574,514)	737,212
Cash — Beginning of year	266,231	840,745	103,533

Cash — End of year	$921,070	$266,231	$840,745

Supplemental disclosures of cash flows information:
Cash paid for interest	$2,458,085	$1,061,633	$2,226,549

Cash paid (received) for taxes	$134,832	$118,260	$(175,630)

Cash paid for interest rate swap	$102,907	$803,576	$815,129

Non-cash investing and financing activity —
Shareholders’ notes payable converted to Common Stock	$7,200,000	$—	$12,850,000

Accrued interest on shareholders’ notes converted to Common Stock	$—	$—	$2,177,844

See notes to consolidated financial statements.

CBS Personnel Holdings, Inc.
(Formerly Compass CS, Inc. and Subsidiaries)
Notes to Consolidated Financial Statements
For Years Ended December 31, 2004, 2003, and 2002

1.     Summary of Significant Accounting Policies
Nature of Operations
      CBS Personnel Holdings, Inc. (the “Company”) provides various staffing services including temporary help, employee leasing, and permanent placement, which constitutes one segment for financial reporting purposes. The Company has staffing offices located throughout the United States. The Company’s headquarters are in Cincinnati, Ohio. Compass CS, Inc. and subsidiaries was incorporated on July 27, 1999 under the laws of the state of Delaware. In conjunction with the acquisition described in Note 11, Compass CS, Inc. changed its name to CBS Personnel Holdings, Inc.
Principles of Consolidation
      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.
Cash
      Cash consists of cash on deposit at banks and cash on hand. Cash overdrafts are included with accounts payable.
Revenue Recognition
      Revenue from temporary staffing services is recognized at the time services are provided by Company employees and is reported based on gross billings to customers. Revenue from employee leasing services is recorded at the time services are provided by the Company. Such revenue is reported on a net basis (gross billings to clients less worksite employee salaries, wages and payroll-related taxes). The Company believes that net revenue accounting for leasing services more closely depicts the transactions with its leasing customers and is consistent with guidelines outlined in Emerging Issue Task Force (“EITF”) No. 99-19 Reporting Revenue Gross as a Principal Versus Net as an Agent. Net revenues for employee leasing services were $6,872,098, $6,245,314 and $5,671,853 for the years ended December 31, 2004, 2003 and 2002, respectively. The Company recognizes revenue for permanent placement services at the employee start date, which management believes is the culmination of the earnings process. Permanent placement services are fully guaranteed to the satisfaction of the customer for a specified period, usually 30 to 90 days. Provisions for sales allowances based on historical experience are recognized at the time the related sale is recognized.
Allowance for Doubtful Accounts
      The Company records an allowance for doubtful accounts based on historical loss experience, customer payment patterns and current economic trends. The Company reviews the adequacy of the allowance for doubtful accounts on a periodic basis and adjusts the balance, if necessary.
Concentrations of Credit Risk
      Financial instruments, which potentially subject the Company to a concentration of credit risk, consist principally of uncollateralized accounts receivable. The Company provides services to customers in numerous states. The Company believes its credit risk due to concentrations is minimal.

CBS Personnel Holdings, Inc.
(Formerly Compass CS, Inc. and Subsidiaries)
Notes to Consolidated Financial Statements (Continued)
For Years Ended December 31, 2004, 2003, and 2002

Goodwill and Other Intangible Assets
      Goodwill represents the excess of the purchase price over the fair value of net assets. Purchased intangible assets, with definite lives, other than goodwill, are valued at acquisition cost and are amortized over their respective useful lives on a straight-line basis.
Impairment of Long-Lived Assets and Intangible Assets
      The Company evaluates long-lived assets and intangible assets with definite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When it is probable that undiscounted future cash flows will not be sufficient to recover an asset’s carrying amount, the asset is written down to its fair value. Assets to be disposed of by sale, if any, are reported at the lower of the carrying amount or fair value less cost to sell.
      Goodwill is tested for impairment annually at December 31, or if an event occurs or circumstances change that may reduce the fair value of the reporting unit below its book value. If the fair value of the reporting unit tested has fallen below its book value, the estimated fair value of goodwill is compared to its book value. If the book value exceeds the estimated fair value, an impairment loss would be recognized in an amount equal to that excess. The Company uses a discounted cash flow methodology to determine fair value. No impairments were recognized in 2004, 2003 or 2002.
Property and Equipment
      Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method. Leasehold improvements are amortized over the term of the related lease, which is typically 3-5 years. The estimated useful lives are as follows:

Years

Buildings and building improvements	31.5
Equipment	5
Furniture and fixtures	7
Computer software costs	3-5
Advertising
      The Company expenses the cost of advertising as incurred. Advertising expense was approximately $1,137,000, $629,000, and $718,000 for the years ended December 31, 2004, 2003, and 2002, respectively.
Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Workers’ Compensation Liability
      The Company self-insures its workers’ compensation exposure for certain employees. Company management engages an actuarial consulting firm to help determine the estimated liability, which is calculated using a fully developed method. The determination of the self-insurance liability involves the use of certain actuarial assumptions and estimates. Actual results could differ from those estimates.

CBS Personnel Holdings, Inc.
(Formerly Compass CS, Inc. and Subsidiaries)
Notes to Consolidated Financial Statements (Continued)
For Years Ended December 31, 2004, 2003, and 2002

Certain subsidiaries have purchased stop-loss insurance coverage with exposure limits of $1,000,000 per claim as of December 31, 2004 and 2003.
Income Taxes
      The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates applied to tax/book differences. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets when it is more likely than not that the asset will not be realized. Work opportunity tax credits are recognized as a reduction of income tax expense in the year tax credits are generated.
Stock Options
      The Company applies Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees, in accounting for stock-based employee compensation arrangements whereby no compensation cost related to stock options is deducted in determining net income. Had compensation cost for stock option grants under the Company’s stock option plan been determined pursuant to SFAS No. 123, Accounting for Stock-Based Compensation, the Company’s net income would have been impacted as shown below:

	2004	2003	2002

Net income (loss) — as reported	$7,413,467	$822,718	$(1,937,157)
Stock compensation expense required under fair value method — net of tax	(104,837)	(66,368)	(41,800)

Net income (loss) — pro forma	$7,308,630	$756,350	$(1,978,957)

      For the purposes of pro forma disclosure, the fair value was estimated at the date of grant using a minimum value option pricing model with the following assumptions:

Weighted average fair value of stock options granted	$7.02	$1.95	$2.51
Risk free interest rates	3.33-5.94%	3.33-5.94%	5.94%
Expected lives	6-10 years	6-10 years	10 Years
Interest Rate Swap
      The Company may at times enter into interest rate swap agreements for the purpose of reducing cash flow volatility related to variable interest rate debt. It is the Company’s policy to structure such transactions as effective cash flow hedges as outlined in SFAS No. 133 — Accounting for Derivative Instruments and Hedging Activities.

CBS Personnel Holdings, Inc.
(Formerly Compass CS, Inc. and Subsidiaries)
Notes to Consolidated Financial Statements (Continued)
For Years Ended December 31, 2004, 2003, and 2002

2.     Long-term Debt
      The following are the components of the Company’s debt as of December 31:

	2004	2003

Senior Credit Agreements:
Swing-line and revolving line-of-credit	$—	$4,361,000
Term notes paid in 2004	—	15,161,667
Swing-line and revolving line-of-credit, maturing, June 30, 2009	16,310,000	—
Term note maturing on June 30, 2008	9,620,582	—
Term note maturing on December 31, 2009	20,000,000	—
Subordinated promissory notes due to Shareholders:
Series A 10% Convertible due May 1, 2006	—	3,000,000
Series B 10% Convertible due May 1, 2006	—	4,200,000

	45,930,582	26,722,667
Less: current maturities	(2,037,300)	(2,855,001)
Less: Swing-line and revolving line-of-credit	—	(4,361,000)

Long-term debt	$43,893,282	$19,506,666

      In July 2004, the Company entered into a new credit agreement with a group of financial institutions (Senior Credit Agreement) that provides for a revolving credit facility and letters of credit up to $50,000,000 (including a swing-line sub-facility up to $5,000,000), and a term loan of up to $12,000,000. The proceeds from these borrowings were utilized to repay amounts outstanding under the Company’s former credit agreements and to partially fund the purchase of Venturi Staffing Partners, as discussed in Note 11.
      Borrowings under the July 2004 Senior Credit Agreement bear interest equal to LIBOR plus a margin ranging from 2.50% to 3.50%, depending on the Company’s ratio of consolidated debt to EBITDA; or the greater of prime or the U.S. Fed Funds Rate plus a margin ranging from 1.00% to 2.00%, depending on the Company’s ratio of consolidated debt to EBITDA. Interest rates under the former Senior Credit Agreement were equal to LIBOR plus a margin ranging from 1.75% to 4.25%, depending on the Company’s ratio of consolidated debt to EBITDA; or the greater of prime plus .50% plus a margin ranging from .5% to 2.75% depending on the Company’s ratio of consolidated debt to EBITDA. The rates on the various borrowings under the Senior Credit Agreement at December 31, 2004 ranged from 5.92% to 7.25% and rates under the former Senior Credit Agreement ranged from 4.88% to 6.25% at December 31, 2003. Borrowings under the Senior Credit Agreement are secured by the assets of the Company and its subsidiaries.
      The Company is required to pay a commitment fee on the unused portion of the revolving credit commitment and on standby letters of credit. The revolving credit commitment fee ranges from 0.25% to 0.50% and .375% to .5% under the Senior Credit Agreement and former Senior Credit Agreement, respectively. The standby letter of credit commitment fee ranges from 2.50% to 3.50% and 1.75% to 3% under the Senior Credit Agreement and former Senior Credit Agreement, respectively, depending on the Company’s ratio of consolidated debt to EBITDA ratio.
      Borrowings under the revolving line-of-credit (including swing-line borrowing and letters of credit) are limited to a defined borrowing base equal to 85% of eligible accounts receivable plus 75% of eligible

CBS Personnel Holdings, Inc.
(Formerly Compass CS, Inc. and Subsidiaries)
Notes to Consolidated Financial Statements (Continued)
For Years Ended December 31, 2004, 2003, and 2002

unbilled receivables. Letters of credit outstanding at December 31, 2004 and 2003 were $15,172,000 and $6,171,000, respectively. As of December 31, 2004 and 2003, approximately $18,518,000 and $6,353,000 were available to borrow, respectively.
      The Company’s Senior Credit agreements contain affirmative and negative covenants including financial covenants requiring the Company to maintain a minimum EBITDA, debt to EBITDA ratios and fixed charge coverage ratio. Additionally, these covenants limit the Company’s ability to incur additional debt, distribute dividends and limit capital expenditures, among other restrictions.
      On September 30, 2004, the Subordinated promissory notes due to Shareholders in the amount of $7,200,000 were converted to 2,186,589 Class A and 3,061,224 Class B shares of the Company. Accrued interest of $1,340,000 was paid to Shareholders.
      The fair value of the Company’s outstanding debt does not differ materially from its recorded amount.
      The maturities of long-term debt for each of the years subsequent to December 31, 2004 are as follows:

2005	$2,037,300
2006	2,716,400
2007	2,716,400
2008	2,150,482
2009	36,310,000

$45,930,582

      In September 2004, the Company entered into a credit agreement with a lender for a term note of $20 million. The proceeds from this borrowing were utilized to partially fund the purchase of Venturi Staffing Partners, as discussed in Note 11. The principal is payable upon maturity. Borrowings under the agreement bear interest at a rate of 12.0% plus a margin of up to 3.5% based on defined debt to EBITDA ratios. Interest payments of 12.0% are made quarterly. The margin is payable either quarterly or at maturity at the discretion of the senior lender. These borrowings are subordinate to the Senior Credit Agreement. Borrowings are secured by the assets of the Company and its subsidiaries.
      In connection with an acquisition in October 2000, the Company entered into the former Senior Credit Agreement and also issued two promissory notes, which were subordinated to the former Senior Credit Agreement borrowings. As partial consideration for the purchase of CBS, the Company issued a subordinated promissory note in the amount of $8,200,000 to the former owner of CBS. This note was scheduled to mature on April 1, 2006. In addition, the Company had a $4,000,000 note due to one of the parties participating in the former Senior Credit Agreement that was acquired by its majority shareholder on July 12, 2002. This note was due no later than July 12, 2006. These promissory notes were converted into common shares of the Company’s stock as discussed below.
      The Company’s former loan agreements contained affirmative and negative covenants including financial covenants requiring the Company to maintain a minimum EBITDA, net worth and fixed charge coverage ratio. Additionally, these covenants limited the Company’s ability to incur additional debt, distribute dividends and limited capital expenditures, among other restrictions.
      On February 7, 2002, the Company executed an amendment to its former Senior Credit Agreement, which waived an event of default at December 31, 2001. At the same time, the Shareholders loaned

CBS Personnel Holdings, Inc.
(Formerly Compass CS, Inc. and Subsidiaries)
Notes to Consolidated Financial Statements (Continued)
For Years Ended December 31, 2004, 2003, and 2002

$3,000,000 and $1,850,000 to the Company through subordinated promissory notes, which were to be due on February 1, 2006 and bore interest at 15% and 6%, respectively.
      On November 20, 2002, the Company executed another amendment to its former Senior Credit Agreement, which waived an event of default as of June 30, 2002. In connection with this amendment, the shareholders agreed to convert $12,850,000 of subordinated promissory notes into common stock of the Company and to exchange the remainder of the February 7, 2002 subordinated promissory notes into the Series B 10% convertible subordinated promissory notes. The Company’s majority Shareholder also loaned the Company an additional $3,000,000 in the form of Series A 10% convertible notes due on May 1, 2006. In addition, the shareholders agreed to continue to subordinate management fees and interest payments on all debt obligations.
      The Company’s majority Shareholder also entered into a Maintenance Agreement with member banks of the former Senior Credit Facility to provide up to an additional $3,000,000 of “capital contributions” to the Company in the event that any quarter-end consolidated fixed charge coverage ratio determined for the 12-month period then ended is less than 1.0 to 1.0. Any “capital contributions” made by the majority Shareholder to the Company under the terms of this Maintenance Agreement will be in form of borrowing similar to the terms of the Series A Convertible notes currently outstanding and any such borrowing will be subordinated to the former Senior Credit Agreement.
      In conjunction with the conversion of certain subordinated promissory notes due to Shareholders to common stock of the Company and the restructuring of other promissory notes due to Shareholders into the Series A & B Convertible notes, the holders of such notes agreed to extinguish accrued, but unpaid interest expense on such shareholder obligations through November 20, 2002. The extinguishment of this accrued interest payable was reported as a contribution of additional paid-in capital from the Company’s shareholders that approximated $2,178,000. Of this amount, approximately $1,766,650 relates to interest expense incurred during the year ended December 31, 2002, and the balance related to interest expense incurred in the prior calendar year that was reported as an expense in the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss) for the respective years.
      On September 30, 2004, the Company entered into an interest rate swap agreement to manage its exposure to interest rate movements in its variable rate debt. The swap converts a portion of the variable rate debt included in its Senior Credit Agreement to a fixed rate of 3.07%. The termination date of the agreement is September 30, 2007. The fair value of the hedge at December 31, 2004 was approximately $61,000. Management assessed the terms of the interest rate swap at the time it was executed and determined it to be an effective hedge under the rules of SFAS No. 133 — Accounting for Derivative Instruments and Hedging Activities. As such, changes in the market value of the instrument are recorded to other comprehensive income.
      On January 19, 2002, the Company entered into an interest rate swap agreement to manage its exposure to interest rate movements in its variable debt. The termination date of the agreement was January 1, 2004. The fair value of the hedge at December 31, 2003 was not material to the financial statements.

3.	Capital Structure
      The Company’s authorized capital stock consists of 5,000,000 shares of Class A common, 5,000,000 shares of Class B common and 2,000,000 shares of Class C common. Holders of Class A shares get 10 votes per share, whereas holders of Class B and C shares get 1 vote per share. Class B and Class C

CBS Personnel Holdings, Inc.
(Formerly Compass CS, Inc. and Subsidiaries)
Notes to Consolidated Financial Statements (Continued)
For Years Ended December 31, 2004, 2003, and 2002

common shares are convertible into an equal number of Class A common shares in the event that any class of the Company’s common shares are offered for sale to the public.
      The Company’s Shareholders approved a 1 for 20 reverse stock split for Class A and Class B Common Stock of the Corporation on November 20, 2002. All prior year share and per share amounts have been restated to reflect the reverse stock split.
      The Company issued warrants to shareholders in connection with certain debt transactions, including notes with shareholders. The value of certain warrants was recorded as debt discount ($246,759) in 2002 based on the relative fair value of debt. The related debt was subsequently extinguished and the unamortized balance of debt discount ($198,375) was expensed in 2002. In conjunction with the extinguishment of debt in 2002, additional warrants with an estimated value of $192,816 were issued to a shareholder and were expensed.
      The following table summarizes warrants outstanding at December 31, 2004 for the purchase of the Company’s Class B Common Stock:

	Class B		Exercise		Expiration
Issue Date	Shares		Price		Date (b)	Issued To

5/15/01	9,529	(a)	$0.20	(a)	7/12/06	Majority Shareholder
2/7/02	13,929	(a)	$0.20	(a)	7/12/06	Majority Shareholder
2/7/02	4,821	(a)	$0.20	(a)	7/12/06	Minority Shareholder
11/20/02	918,172		$4.85		11/15/22	Minority Shareholder

(a)	Adjusted for 1 for 20 reverse stock split.

(b)	The warrants expire at the earlier of stated date or in the event that a transaction is consummated that results in the sale or lease of all or substantially all of the Company’s assets to another entity. In the event of a consolidation or merger of the Company with another entity, the warrants shall be converted into shares of Class B Common Stock. The warrants provide for adjustments to the exercise price and the number of warrant securities issuable upon the occurrence of certain events that would dilute the value of the warrants.

4.	Stock Option Plan
      The Company has a stock option plan which provides for the issuance of incentive stock options to employees of the Company and its subsidiaries. Under the terms of this plan, options are granted at not less than fair market value, become exercisable as established by the Board of Directors (generally ratably over 5 years) and generally expire within 6 to 10 years from the date of grant. Fair value is determined by the Company through the use of the minimum value method as provided in SFAS No. 123 Accounting for Stock Based Compensation. During December 2004, the Financial Accounting Standards Board issued a revision of its Statement No. 123, Accounting for Stock-Based Compensation. The revised standard requires, among other things, that compensation cost for employee stock options be measured at fair value on the grant date and charged to expense over the employee’s requisite service period for the option. This standard is required to be adopted by the Company effective January 1, 2006, and is not expected to have a material impact on the financial position or results of operations of the Company.

CBS Personnel Holdings, Inc.
(Formerly Compass CS, Inc. and Subsidiaries)
Notes to Consolidated Financial Statements (Continued)
For Years Ended December 31, 2004, 2003, and 2002

      The following table summarizes stock option activity:

		Weighted
		Average
	Number of	Exercise
	Options	Price

Balance — December 31, 2001	478,281	$8.62
Granted	70,000	2.51
Forfeited	(29,000)	9.51
Cancelled	(494,750)	7.88

Balance — December 31, 2002	24,531	$5.00
Granted	656,500	1.95
Forfeited	(56,000)	2.00

Balance — December 31, 2003	625,031	$2.14
Granted	265,000	7.02
Exercised	(94,799)	1.77
Forfeited	(67,250)	2.88

Balance — December 31, 2004	727,982	$3.90

      The following table summarizes stock options outstanding and exercisable at December 31, 2004:

	Outstanding

		Weighted	Weighted Avg.
		Avg. Exercise	Contractual
Range of Exercise Price	Shares	Price	Remaining Life

$0.00 — $5.00 per share	487,982	$1.99	5.16
$5.01 — $7.25 per share	240,000	$7.25	9.75

Exercisable

		Weighted	Weighted Avg.
		Avg. Exercise	Contractual
Range of Exercise Price	Shares	Price	Remaining Life

$0.00 — $5.00 per share	173,949	$2.11	5.64
$5.01 — $7.25 per share	—	—	—
      The number of stock options exercisable at December 31, 2003 and 2002 was 137,336 and 14,719, respectively.

CBS Personnel Holdings, Inc.
(Formerly Compass CS, Inc. and Subsidiaries)
Notes to Consolidated Financial Statements (Continued)
For Years Ended December 31, 2004, 2003, and 2002

5.	Income Taxes
      The Company’s income tax provision consisted of the following components for the year ended December 31:

	2004	2003	2002

Current:
Federal	$1,407,262	—	$(18,845)
State and local	363,908	—	(2,771)
Deferred	844,982	186,322	(287,699)

	2,616,152	186,322	(309,315)
Change in valuation allowance	(2,522,567)	(186,322)	287,699
Recharacterization of accrued interest	—	—	150,474
Other	(8,855)	116,816	(98,536)

	$84,730	$116,816	$30,322

      The income tax provision reconciled to the tax computed at the statutory federal income tax rate was:

	2004	2003	2002

Provision at federal statutory rate	$2,549,387	$319,441	$(648,324)
State and local taxes — net of federal benefit	374,910	46,977	(95,342)
Change in valuation allowance	(2,522,567)	(186,322)	287,699
Work opportunity tax credits (“WOTC”)	(561,963)	(314,511)	(275,383)
AMT credits	—	(56,097)	(49,465)
Permanent items	242,218	190,511	861,869
Other	2,745	116,817	(50,732)

Income tax provision	$84,730	$116,816	$30,322

CBS Personnel Holdings, Inc.
(Formerly Compass CS, Inc. and Subsidiaries)
Notes to Consolidated Financial Statements (Continued)
For Years Ended December 31, 2004, 2003, and 2002

      The components of the deferred income tax amounts at December 31, 2004 and 2003 were as follows:

	2004	2003

Deferred Income Tax Assets
Allowance for Bad Debt	$825,997	455,026
Workers’ Compensation	3,628,303	2,087,222
Other Accrued Expenses	654,746	1,424,688
Work Opportunity Tax Credits (WOTC)	218,320	723,663
AMT Credits	105,562	105,562
State NOL’s	78,000	89,600

Total Deferred Income Tax Assets	5,510,928	4,885,761
Deferred Income Tax Liability
Depreciation and Amortization	$(3,833,343)	$(2,363,194)

Total Deferred Income Tax Liabilities	(3,833,343)	(2,363,194)
Valuation Allowance	—	(2,522,567)

Total Deferred Income Tax Assets, net	$1,677,585	$—

Current Deferred Income Tax Assets	1,774,536	—
Long Term Deferred Income Tax Liabilities	(96,951)	—

	$1,677,585	$—

      The Company believes that based on its current and expected future operating results, the deferred tax assets will be realized and that no valuation allowance was needed at December 31, 2004.
      The Company has state tax based net operating loss carryforwards approximating $1,500,000 and $923,000 as of December 31, 2004 and 2003, respectively. These carryforwards expire at various times over the next 14 years.

6.	Intangible Assets and Deferred Financing Costs
      Amounts recorded to goodwill for the years ended December 31 are as follows:

	2004	2003

Balance at January 1	$49,200,419	$49,200,419
Acquisition (Note 11)	10,106,882	—

Balance at December 31	$59,307,301	$49,200,419

CBS Personnel Holdings, Inc.
(Formerly Compass CS, Inc. and Subsidiaries)
Notes to Consolidated Financial Statements (Continued)
For Years Ended December 31, 2004, 2003, and 2002

      Other intangible assets consisted of the following at December 31:

	2004	2003	Useful Lives

Loan Origination Costs	$3,919,001	$1,539,400	Life of related loan
Non-compete agreement	1,000,000	1,000,000	5 Years
Trademarks and names	1,205,656	—	4 Years
Customer Lists	7,016,690	—	9 Years

	13,141,347	2,539,400
Accumulated amortization:
Loan origination costs	(1,476,858)	(1,113,799)
Non-compete agreement	(843,011)	(643,012)
Trademarks and tradenames	(67,354)	—
Customer Lists	(194,907)	—

	$10,559,217	$782,589

      Amortization is recorded on a straight-line basis for intangible assets except for certain loan origination costs. Amortization for certain loan origination cost is recorded using the effective interest method.
      Expected future amortization of intangible assets is as follows:

Years Ended December 31:

2005	$1,838,467
2006	1,633,841
2007	1,585,694
2008	1,461,300
2009	1,116,295
Thereafter	2,923,620

$10,559,217

7.	Property and Equipment
      Property and equipment consisted of the following at December 31:

	2004	2003

Land	$—	$427,370
Buildings and improvements	—	991,530
Furniture, fixtures and equipment	7,876,173	6,476,901
Leasehold improvements	1,261,887	1,090,494

	9,138,060	8,986,295
Less — accumulated depreciation and amortization	(6,057,447)	(4,997,295)

	$3,080,613	$3,989,000

CBS Personnel Holdings, Inc.
(Formerly Compass CS, Inc. and Subsidiaries)
Notes to Consolidated Financial Statements (Continued)
For Years Ended December 31, 2004, 2003, and 2002

      Depreciation expense for the years December 31, 2004, 2003 and 2002 was $1,343,674, $1,430,971, and $1,559,452, respectively.
      In 2004, the Company sold the land and building it owned in Columbia, South Carolina. The net book value of the land and building was $1,197,000 and the net proceeds from the sale were $1,075,000.

8.	Related Party Transactions
Consulting Agreement
      The Company maintained a consulting agreement, which expired in August 2004, with the former owners of the Columbia Staffing subsidiary. Under this agreement, the consultants provided executive, financial and managerial oversight. The accompanying financial statements include consulting fees of $78,125, $125,000, and $144,000 for the years ended December 31, 2004, 2003, and 2002, respectively.
      These consulting agreements also provided for a bonus to be paid in the event that the Columbia Staffing subsidiaries’ EBITDA exceeded $2,500,000. The maximum bonus was $300,000 for each of the years ending December 31, 2004, 2003, and 2002. The maximum bonus was reduced by six dollars for every dollar actual EBITDA is under the target. No such bonus was earned in 2004, 2003, and 2002.
Management Services Agreement
      The Company has a management services agreement with an affiliated entity. Effective October 13, 2000, this fee is 0.15% of annual gross revenue, payable in quarterly installments in arrears, with the first payment due on December 31, 2000. At December 31, 2004 and 2003, approximately $256,000 and $1,246,000, respectively, were accrued in management fees in the accompanying balance sheet. Under the terms of the previous Senior Credit Agreement, payment of these management fees was restricted until certain financial covenants were achieved by the Company. As such, management fees as of December 31, 2003 have been classified as long-term in the accompanying consolidated financial statements. No such covenant restriction exists as of December 31, 2004. As such, management fees as of December 31, 2004 have been classified as current in the accompanying consolidated financial statements. Total management fees to related parties were $651,509, $459,430, and $439,946 for the years ended December 31, 2004, 2003, and 2002, respectively.
Services Agreement
      The Company has entered into a service agreement with Robert Lee Brown, the prior owner of CBS. The Services Agreement provides for Brown’s services as Assistant Secretary, his ongoing involvement as a member of the Company’s Board of Directors and its Compensation Committee (so long as he maintains a minimum level of common stock ownership of the Company), an annual salary and other benefits. Brown is also eligible to draw $150,000 annually in addition to his salary subject to repayment in a lump sum amount on or before June 30, 2009. The promissory notes are secured by a pledge of Brown’s shares of capital stock of the Company. As of December 31, 2004, the Company has recorded a long-term note receivable of $150,000 due from Brown.
Borrowings
      The Company has incurred interest expense of $540,000, $717,000, and $1,856,000 for the years ended December 31, 2004, 2003, and 2002, respectively, related to the Subordinated Promissory Notes due to Shareholders. Accrued interest at December 31, 2003 on these notes was $802,000. Under the terms of the previous Senior Credit Agreement, payment of interest was restricted until certain financial covenants

CBS Personnel Holdings, Inc.
(Formerly Compass CS, Inc. and Subsidiaries)
Notes to Consolidated Financial Statements (Continued)
For Years Ended December 31, 2004, 2003, and 2002

were achieved by the Company. As such, accrued interest relating to these Subordinated Promissory Notes as of December 31, 2003 is classified as long-term in the accompanying financial statements. No interest was accrued as of December 31, 2004 as the notes were converted to Class B common stock (see note 2).

9.	Commitments and Contingencies
Leases
      The Company leases office facilities, computer equipment and software under operating arrangements. Rent expense for 2004, 2003, and 2002 was $2,803,000, $1,805,000, and $1,905,000, respectively.
      The minimum future rental payments under noncancelable operating leases are as follows:

			Net Operating
	Gross	Sublease	Lease
Years Ended December 31,	Payments	Receipts	Commitments

2005	$5,011,919	$(246,919)	$4,765,000
2006	3,909,882	(127,882)	3,782,000
2007	2,985,587	(95,587)	2,890,000
2008	1,891,587	(95,587)	1,796,000
2009	1,320,587	(95,587)	1,225,000
Thereafter	967,983	(3,983)	964,000

Total minimum lease payments	$16,087,545	$(665,545)	$15,422,000

Litigation
      The Company is a defendant in various lawsuits and claims arising in the normal course of business. Management believes it has valid defenses in these cases and is defending them vigorously. While the results of litigation cannot be predicted with certainty, management believes the final outcome of such litigation will not have a material effect on the financial position or results of operations of the Company.
Employment Agreements
      Certain of the Company’s executives are covered by employment agreements which include, among other terms, base compensation, incentive-bonus determinations and payments in the event of termination or change in control of the Company.

10.	Retirement Savings Plans
      In 2002 and 2003, the Company had two 401(k) retirement savings plans (Columbia Staffing plan and the CBS Personnel plan) which covered substantially all regular staff employees who worked at least 500 hours for CBS and 1000 hours for Columbia Staffing, have completed six months of service for CBS and one year of service for Columbia, and had reached age 21. Employees could contribute up to the maximum allowed by the U.S. Internal Revenue Code. The Company, on a quarterly basis for CBS and on a monthly basis for Columbia, matched employee contributions to the plans up to 50% of the participant’s voluntary contribution. The maximum Company contribution was 3% of a participant’s eligible compensation.
      Effective January 1, 2004, the Columbia Staffing plan was merged into the CBS plan. The plan covers substantially all regular staff employees who have worked at least 500 hours, have completed six

CBS Personnel Holdings, Inc.
(Formerly Compass CS, Inc. and Subsidiaries)
Notes to Consolidated Financial Statements (Continued)
For Years Ended December 31, 2004, 2003, and 2002

months of service and have reached age 21. Employees may contribute up to 100% the maximum allowed by the U.S. Internal Revenue Code. The Company, on a quarterly basis, matches employee contributions based on the Company achieving certain EBITDA targets.
      The maximum Company contribution is 4% of a participant’s eligible compensation. Company contributions to these plans were $174,000, $245,000, and $228,000 for the years ended December 31, 2004, 2003, and 2002, respectively.
      Effective January 1, 2002, the Company adopted a non-qualified Executive Bonus Plan as a welfare benefit plan for the Company’s employees who have completed six or more months of service and who are designated by the Administrator as eligible for the plan because they are not eligible to participate in the Company’s 401(k) retirement plans. Employees contribute to the plan at their will and the Company matches employee contributions based on the Company achieving certain EBITDA targets. The maximum Company contribution is 4% of a participant’s eligible compensation. Company contributions to the plan were $57,000, $61,000, and $48,000 for the years ended December 31, 2004, 2003, and 2002, respectively.

11.	Acquisition
      On September 29, 2004, the Company acquired Venturi Staffing Partners, Inc. and its wholly owned subsidiaries (VSP), a division of Venturi Partners, Inc. for $30.3 million. VSP is a leading national provider of staffing services consisting of temporary and permanent placement personnel. As discussed in Note 2, the acquisition was financed mainly through the debt issued under the revised Senior Credit Agreement and subordinated credit agreement.
      The acquisition was made because it was believed it would be immediately accretive to earnings and increase the Company’s ability to service clients in additional geographical areas.
      The purchase price was based on valuing VSP’s estimated earnings stream and when compared to the net assets acquired, resulted in goodwill of approximately $10 million.
      The majority owner of the Company previously owned a 17.08% portion of Venturi Partners, Inc. In accordance with U.S. generally accepted accounting principles, the accompanying financial statements do not include fair value adjustments for the portion of VSP owned prior to the acquisition. The difference between the amount recorded on the financial statements and the total fair value of the acquired entity has been recorded as a deemed distribution to a shareholder in the accompanying financial statements.

CBS Personnel Holdings, Inc.
(Formerly Compass CS, Inc. and Subsidiaries)
Notes to Consolidated Financial Statements (Continued)
For Years Ended December 31, 2004, 2003, and 2002

      The Company has not finalized the allocation of the purchase price as of December 31, 2004. An estimation of the allocation was prepared utilizing third party valuations and is included as part of these financial statements. The purchase price was allocated as follows (amounts in thousands):

Accounts receivable	$28,733
Property and equipment	750
Other assets	1,158
Trademarks and trade names	1,206
Customer list	7,017
Goodwill	10,107
Accounts payable	(3,175)
Workers’ compensation	(8,120)
Accrued expenses, mainly payroll and related costs	(11,177)
Deemed distribution	3,757

$30,256

      Included in the purchase price is $2.5 million being held in escrow to be released to Venturi Partners upon settlement of certain obligations, as defined in the purchase agreement.
      The results of operations of VSP are included with results of operations of the Company beginning 9/30/04.
      The unaudited pro-forma financial information, as if VSP had been acquired at the beginning of fiscal 2003 is as follows (amounts in thousands):

	2004	2003

Net revenues	$519,692	$445,007
Net income	$8,641	$476
      The unaudited pro-forma financial information includes amortization of intangibles and additional interest expense related to debt incurred to finance the acquisition. The information is provided for illustrative purposes only and is not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of each fiscal period presented, nor is it necessarily indicative of future consolidated results.

CBS Personnel Holdings, Inc.
Index to Consolidated Financial Statements

Financial Statements

Page(s)

Consolidated balance sheet as of September 30, 2005 (Unaudited)	F-33
Consolidated statements of operations and comprehensive income for the nine months ended September 30, 2005 and 2004 (Unaudited)	F-34
Consolidated statement of shareholders’ equity for the nine months ended September 30, 2005 (Unaudited)	F-35
Consolidated statements of cash flows for the nine months ended September 30, 2005 and 2004 (Unaudited)	F-36
Notes for consolidated financial statements (Unaudited)	F-37-F-40

CBS Personnel Holdings, Inc.
(Formerly Compass CS, Inc. and Subsidiaries)
Consolidated Balance Sheet
September 30, 2005

Assets
Current Assets:	(Unaudited)
Cash	$1,511,569
Accounts receivable:
Trade, net of allowance for doubtful accounts of $4,962,124	52,820,889
Unbilled revenue	10,937,000
Prepaid expenses and other current assets	2,342,715
Deferred tax assets	2,645,879

Total current assets	70,258,052
Property and Equipment — Net	2,592,492
Other Assets:
Goodwill	59,386,859
Other intangibles — net	9,127,764
Deferred tax assets	358,891
Other	859,560

Total Assets	$142,583,618

Liabilities and Shareholders’ Equity
Current Liabilities:
Current portion of long-term debt	$2,037,300
Swing-line and revolving line-of-credit	300,000
Accounts payable	7,653,841
Accrued expenses:
Accrued payroll, bonuses and commissions	13,474,709
Payroll taxes and other withholdings	8,255,518
Current portion of workers’ compensation obligation	7,579,228
Other	7,884,895

Total current liabilities	47,185,491
Long-term debt	35,012,538
Workers’ Compensation obligation	11,368,843

Total liabilities	93,566,872

Commitments and Contingencies
Shareholders’ Equity:
Common stock:
Class A, $0.001 par value, 5,000,000 shares authorized; issued and outstanding 2,830,909 shares	2,831
Class B, $0.001 par value, 5,000,000 shares authorized; issued and outstanding 3,548,384 shares	3,548
Class C, $0.001 par value, 2,000,000 shares authorized; issued and outstanding 140,199 shares	140
Additional paid-in capital	47,202,299
Accumulated other comprehensive income	183,621
Retained earnings	1,624,307

Total shareholders’ equity	49,016,746

Total Liabilities and Shareholders’ Equity	$142,583,618

See notes to consolidated financial statements.

CBS Personnel Holdings, Inc.
(Formerly Compass CS, Inc. and Subsidiaries)
Consolidated Statements of Operations and Comprehensive Income
For the Nine Months ended September 30, 2005 and 2004

	(Unaudited)
	2005	2004

Revenues	$405,485,510	$179,255,854
Direct cost of revenues	329,535,941	144,497,623

Gross profit	75,949,569	34,758,231
Operating expenses:
Staffing expense	41,297,354	18,389,692
Selling, general and administrative expense	22,062,954	10,027,074
Amortization	1,432,644	607,219

Income from operations	11,156,617	5,734,246
Other income (expense):
Interest expense	(3,397,787)	(827,684)
Other income	104,972	210,079

Income before provision for income taxes	7,863,802	5,116,641
Provision for income taxes	2,936,876	402,268

Net income	4,926,926	4,714,373
Other comprehensive income:
Unrealized gain on interest rate swap	122,689	—

Comprehensive income	$5,049,615	$4,714,373

See notes to consolidated financial statements.

CBS Personnel Holdings, Inc.
(Formerly Compass CS, Inc. and Subsidiaries)
Consolidated Statements of Shareholders’ Equity
For the Nine Months ended September 30, 2005 (Unaudited)

	Common Stock
								Accumulated	(Accumulated
							Additional	Other	Deficit)
	Class A		Class B		Class C		Paid in	Comprehensive	Retained
	Shares	Value	Shares	Value	Shares	Value	Capital	Income	Earnings	Total

Balance — December 31, 2004	2,830,909	$2,831	3,548,384	$3,548	94,799	$95	$47,111,544	$60,932	$(3,268,021)	$43,910,929
Net income	—	—	—	—	—	—	—	—	4,926,926	4,926,926
Stock Options Exercised	—	—	—	—	45,400	45	90,755	—	—	90,800
Change in unrealized gain on interest rate swap	—	—	—	—	—	—	—	122,689	—	122,689
Deemed distribution to shareholder	—	—	—	—	—	—	—	—	(34,598)	(34,598)

Balance — September 30, 2005	2,830,909	$2,831	3,548,384	$3,548	140,199	$140	$47,202,299	$183,621	$1,624,307	$49,016,746

See notes to consolidated financial statements.

CBS Personnel Holdings, Inc.
(Formerly Compass CS, Inc. and Subsidiaries)
Consolidated Statements of Cash Flows
For the Nine Months ended September 30, 2005 and 2004

	(Unaudited)
	2005	2004

Cash Flows from Operating Activities:
Net income	$4,926,926	$4,714,373
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	2,528,212	1,546,174
Deferred taxes	(1,327,185)	—
Changes in operating assets and liabilities:
Increase in accounts receivable and unbilled receivables	(2,665,348)	(6,091,829)
Decrease (Increase) in prepaid expenses and other assets	445,600	(2,818,888)
Increase (Decrease) in accounts payable	2,318,084	(293,487)
Increase in accrued expenses and other long-term liabilities	3,461,601	3,319,237

Net cash provided by operating activities	9,687,890	375,580

Cash Flows from Investing Activities:
Cash paid for acquisition	—	(30,256,149)
Purchases of equipment and improvements	(607,447)	(169,803)

Net cash used in investing activities	(607,447)	(30,425,952)

Cash Flows from Financing Activities:
Proceeds from exercise of stock options	90,800	163,941
Increase (decrease) in swing-line/revolver	(6,010,000)	13,814,000
Proceeds from issuance of long-term debt	486,063	20,000,000
Repayment of long-term debt	(3,056,807)	(3,786,667)

Net cash provided by (used in) financing activities	(8,489,944)	30,191,274
Net increase in cash	590,499	140,902

Cash — Beginning of period	921,070	266,231

Cash — End of period	$1,511,569	$407,133

Supplemental Disclosures of Cash Flow Information:
Cash paid for interest	$2,982,560	$2,021,367

Cash paid for taxes	$3,591,259	$148,882

Cash paid for interest rate swap	$27,890	$70,871

Non-Cash Investing and Financing Activity:
Shareholders’ notes payable converted to Common Stock	$—	$7,200,000

See notes to consolidated financial statements.

CBS Personnel Holdings, Inc.
(Formerly Compass CS, Inc. and Subsidiaries)
Notes to Consolidated Financial Statements
For the Nine Months Ended September 30, 2005 and 2004 (Unaudited)

1. Summary of Significant Accounting Policies
      Nature of Operations — CBS Personnel Holdings, Inc. (the “Company”) provides various staffing services including temporary help, employee leasing, and permanent placement, which constitutes one segment for financial reporting purposes. The Company has staffing offices located throughout the United States. The Company’s headquarters are in Cincinnati, Ohio. Compass CS, Inc. and subsidiaries was incorporated on July 27, 1999 under the laws of the state of Delaware. In conjunction with the acquisition described later in these notes, Compass CS, Inc. changed its name to CBS Personnel Holdings, Inc.
      Principles of Consolidation — The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.
      Cash — Cash consists of cash on deposit at banks and cash on hand. Cash overdrafts are included with accounts payable.
      Revenue Recognition — Revenue from temporary staffing services is recognized at the time services are provided by Company employees and is reported based on gross billings to customers. Revenue from employee leasing services is recorded at the time services are provided by the Company. Such revenue is reported on a net basis (gross billings to clients less worksite employee salaries, wages and payroll-related taxes). The Company believes that net revenue accounting for leasing services more closely depicts the transactions with its leasing customers and is consistent with guidelines outlined in Emerging Issue Task Force (“EITF”) No. 99-19 Reporting Revenue Gross as a Principal Versus Net as an Agent. Net revenues for employee leasing services were $5,703,690 and $4,977,000 for the nine months ended September 30, 2005 and 2004, respectively. The Company recognizes revenue for permanent placement services at the employee start date, which management believes is the culmination of the earnings process. Permanent placement services are fully guaranteed to the satisfaction of the customer for a specified period, usually 30 to 90 days. Provisions for sales allowances based on historical experience are recognized at the time the related sale is recognized.
      Allowance for Doubtful Accounts — The Company records an allowance for doubtful accounts based on historical loss experience, customer payment patterns and current economic trends. The Company reviews the adequacy of the allowance for doubtful accounts on a periodic basis and adjusts the balance, if necessary.
      Concentrations of Credit Risk — Financial instruments, which potentially subject the Company to a concentration of credit risk, consist principally of uncollateralized accounts receivable. The Company provides services to customers in numerous states. The Company believes its credit risks due to concentrations is minimal.
      Goodwill and Other Intangible Assets — Goodwill represents the excess of the purchase price over the fair value of net assets. Purchased intangible assets, with definite lives, other than goodwill, are valued at acquisition cost and are amortized over their respective useful lives on a straight-line basis.
      Impairment of Long-Lived Assets and Intangible Assets — The Company evaluates long-lived assets and intangible assets with definite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When it is probable that undiscounted future cash flows will not be sufficient to recover an asset’s carrying amount, the asset is written down to its fair value. Assets to be disposed of by sale, if any, are reported at the lower of the carrying amount or fair value less cost to sell.
      Goodwill is tested for impairment annually at December 31, or if an event occurs or circumstances change that may reduce the fair value of the reporting unit below its book value. If the fair value of the

CBS Personnel Holdings, Inc.
(Formerly Compass CS, Inc. and Subsidiaries)
Notes to Consolidated Financial Statements (Continued)
For the Nine Months ended September 30, 2005 and 2004 (Unaudited)

reporting unit tested has fallen below its book value, the estimated fair value of goodwill is compared to its book value. If the book value exceeds the estimated fair value, an impairment loss would be recognized in an amount equal to that excess. The Company uses a discounted cash flow methodology to determine fair value. No impairments were recognized in 2004.
      Property and Equipment — Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method. Leasehold improvements are amortized over the term of the related lease, which is typically 3-5 years. The estimated useful lives are as follows:

Years

Buildings and building improvements	31.5
Equipment	5
Furniture and fixtures	7
Computer software costs	3-5
      Depreciation expense for the nine months ended September 30, 2005 and 2004 was $1,095,568, and $938,955, respectively.
      Advertising — The Company expenses the cost of advertising as incurred. Advertising expense was $1,834,871 and $625,414 for the nine months ended September 30, 2005 and 2004, respectively.
      Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
      Workers’ Compensation Liability — The Company self-insures its workers’ compensation exposure for certain employees. Company management engages an actuarial consulting firm to help determine the estimated liability, which is calculated using a fully developed method. The determination of the self-insurance liability involves the use of certain actuarial assumptions and estimates. Actual results could differ from those estimates. Certain subsidiaries have purchased stop-loss insurance coverage with exposure limits of $1,000,000 per claim as of September 30, 2005.
      Income Taxes — The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates applied to tax/book differences. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets when it is more likely than not that the asset will not be realized. Work opportunity tax credits are recognized as a reduction of income tax expense in the year tax credits are generated.
      The income tax provision for each of the periods ended September 30, 2005 and 2004 differs from the tax computed at statutory rates primarily due to work opportunity tax credits, permanent differences between book and taxable income and in the nine months ended September 30, 2004, a change in the valuation allowance for deferred tax assets.
      The Company believes that based on its current and expected future operating results, the deferred tax assets will be realized and that no valuation allowance was needed at September 30, 2005.

CBS Personnel Holdings, Inc.
(Formerly Compass CS, Inc. and Subsidiaries)
Notes to Consolidated Financial Statements (Continued)
For the Nine Months ended September 30, 2005 and 2004 (Unaudited)

      Stock Options — The Company applies Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees, in accounting for stock-based employee compensation arrangements whereby no compensation cost related to stock options is deducted in determining net income. Had compensation cost for stock option grants under the Company’s stock option plan been determined pursuant to SFAS No. 123, Accounting for Stock-Based Compensation, the impact on the Company’s net income for the nine months ended September 30, 2005 and 2004 would have been immaterial.
      During December 2004, the Financial Accounting Standards Board issued a revision of its Statement No. 123, Accounting for Stock-Based Compensation. The revised standard requires, among other things, that compensation cost for employee stock options be measured at fair value on the grant date and charged to expense over the employee’s requisite service period for the option. This standard is required to be adopted by the Company effective January 1, 2006, and is not expected to have a material impact on the financial position or results of operations.
      Interest Rate Swap — The Company may at times enter into interest rate swap agreements for the purpose of reducing cash flow volatility related to variable interest rate debt. It is the Company’s policy to structure such transactions as effective cash flow hedges as outlined in SFAS 133 — Accounting for Derivative Instruments and Hedging Activities.
      On September 30, 2004, the Company entered into an interest rate swap agreement to manage its exposure to interest rate movements in its variable rate debt. The swap converts a portion of the variable rate debt included in its Senior Credit Agreement to a fixed rate of 3.07%. The termination date of the agreement is September 30, 2007. Management assessed the terms of the interest rate swap at the time it was executed and determined it to be an effective hedge under the rules of SFAS No. 133 — Accounting for Derivative Instruments and Hedging Activities. As such, changes in the market value of the instrument are recorded to other comprehensive income.
      Acquisition — On September 29, 2004, the Company acquired Venturi Staffing Partners, Inc. and its wholly owned subsidiaries (VSP), a division of Venturi Partners, Inc. for $30.3 million. VSP is a leading national provider of staffing services consisting of temporary and permanent placement personnel.
      The unaudited pro-forma financial information for the nine months ended September 30, 2004, as if VSP had been acquired at the beginning of fiscal 2004 is as follows (amounts in thousands):

2004

Net revenue	$380,278
Net income	$5,591
      The unaudited pro-forma financial information includes amortization of intangibles and additional interest expense related to debt incurred to finance the acquisition. The information is provided for illustrative purposes only and is not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of the fiscal period presented, nor is it necessarily indicative of future consolidated results.
      Goodwill of $10,106,882 was originally recorded in connection with the preliminary allocation of the purchase price at September 30, 2004. The Company had finalized its allocation of the purchase price and has adjusted goodwill to $10,186,440 as of September 30, 2005.
2. Commitments and Contingencies
      Litigation — The Company is a defendant in various lawsuits and claims arising in the normal course of business. Management believes it has valid defenses in these cases and is defending them vigorously.

CBS Personnel Holdings, Inc.
(Formerly Compass CS, Inc. and Subsidiaries)
Notes to Consolidated Financial Statements (Continued)
For the Nine Months ended September 30, 2005 and 2004 (Unaudited)

While the results of litigation cannot be predicted with certainty, management believes the final outcome of such litigation will not have a material effect on the financial position or results of operations of the Company.
      Employment Agreements — Certain of the Company’s executives are covered by employment agreements which include, among other terms, base compensation, incentive-bonus determinations and payments in the event of termination or change in control of the Company.
3. Related Party Transactions
      Consulting Agreement — The Company maintained a consulting agreement, which expired in August 2004, with the former owners of the Columbia Staffing subsidiary. Under this agreement, the consultants provided executive, financial and managerial oversight. The accompanying financial statements include consulting fees of $78,125 for the nine months ended September 30, 2004.
      Management Services Agreement — The Company has a management services agreement with an affiliated entity. Effective October 13, 2000, this fee is 0.15% of annual gross revenue, payable in quarterly installments in arrears, with the first payment due on December 31, 2000. Total management fees to related parties were $764,480 and $395,648 for the nine months ended September 30, 2005 and 2004, respectively.
      Services Agreement — The Company has entered into a service agreement with Robert Lee Brown, the prior owner of CBS. The Services Agreement provides for Brown’s services as Assistant Secretary, his ongoing involvement as a member of the Company’s Board of Directors and its Compensation Committee (so long as he maintains a minimum level of common stock ownership of the Company), an annual salary and other benefits. Brown is also eligible to draw $150,000 annually in addition to his salary subject to repayment in a lump sum amount on or before June 30, 2009. The promissory notes are secured by a pledge of Brown’s shares of capital stock of the Company. As of September 30, 2005, the Company has recorded a long-term note receivable of $150,000 due from Brown.
      Borrowings — The Company has incurred interest expense of $540,000 for the nine months ended September 30, 2004 related to the Subordinated Promissory Notes due to Shareholders. The notes were converted to common stock on September 30, 2004.

Crosman Acquisition Corporation and Subsidiaries
Index to Consolidated Financial Statements

Financial Statements

Page(s)

Report of independent auditors	F-42–F-43
Consolidated balance sheets as of June 30, 2005 and 2004	F-44
Consolidated statements of income for the year ended June 30, 2005, for the seven month period ended February 9, 2004, for the five month period ended June 30, 2004 and for the year ended 2003	F-45
 Consolidated statements of shareholders’ equity, for the year ended June 30, 2005, for the seven month period ended February 9, 2004, for the five month period ended June 30, 2004 and for the year ended 2003
F-46
Consolidated statements of cash flows for the year ended June 30, 2005, for the seven month period ended February 9, 2004, for the five month period ended June 30, 2004 and for the year ended 2003	F-47
Notes to consolidated financial statements	F-48–F-63

Report of Independent Auditors
To the Board of Directors
Crosman Acquisition Corporation
and Subsidiaries
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Crosman Acquisition Corporation and Subsidiaries at June 30, 2005 and 2004, and the results of their operations and their cash flows for the year ended June 30, 2005 and the period from February 10, 2004 to June 30, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
Syracuse, New York
December 12, 2005

Report of Independent Auditors
To the Board of Directors
Crosman Acquisition Corporation
and Subsidiaries
In our opinion, the accompanying consolidated statements of income, shareholder’s equity and cash flows present fairly, in all material respects, the results of operations and cash flow of Crosman Acquisition Corporation and Subsidiaries for the period from July 1, 2003 to February 9, 2004 and the year ended June 30, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
Syracuse, New York
August 31, 2004

Crosman Acquisition Corporation and Subsidiaries
Consolidated Balance Sheets
(Dollars are in thousands except share related amounts)

	Successor

	June 30,

	2005	2004

Assets
Current assets
Cash	$773	$204
Accounts receivable, net	13,747	12,689
Inventories, net	11,060	9,694
Refundable income taxes	132	210
Other current assets	1,806	1,757
Deferred taxes	1,104	943

Total current assets	28,622	25,497
Property, plant and equipment, net	10,513	10,583
Investment in equity investee	545	786
Goodwill	30,951	30,951
Intangible and other assets, net	13,552	14,114

Total assets	$84,183	$81,931

Liabilities and Shareholders’ Equity
Current liabilities
Current portion of long-term debt	$2,583	$2,333
Current portion of capitalized lease obligations	69	61
Accounts payable	3,991	4,257
Accrued payroll costs	214	1,436
Accrued foregone offering costs	1,716	—
Accrued expenses	2,428	1,985

Total current liabilities	11,001	10,072
Notes payable under revolving line of credit	10,385	7,138
Long-term debt, net of current portion	35,334	37,917
Capitalized lease obligations, net of current portion	135	132
Accrued interest on Senior Subordinated Notes	901	247
Deferred taxes	3,509	3,951
Other liabilities	572	548

Total liabilities	61,837	60,005

Commitments and contingencies (Note 14)
Shareholders’ equity
Common stock — $.01 par value, authorized 1,500,000 shares; issued and outstanding 573,536 and 573,408 shares	6	6
Additional paid-in capital	22,076	22,083
Shareholders’ notes receivable	(1,035)	(973)
Retained earnings	1,299	810

Total shareholders’ equity	22,346	21,926

Total liabilities and shareholders’ equity	$84,183	$81,931

The accompanying notes are an integral part of the consolidated financial statements.

Crosman Acquisition Corporation and Subsidiaries
Consolidated Statements of Income
(Dollars are in thousands)

	Successor		Predecessor

		February 10, 2004	July 1, 2003
	Year Ended	through	through	Year Ended
	June 30,	June 30,	February 9,	June 30,
	2005	2004	2004	2003

Net sales	$70,060	$24,856	$38,770	$53,333
Cost of sales	50,874	17,337	26,382	37,382

Gross profit	19,186	7,519	12,388	15,951
Selling, general and administrative expenses	10,526	4,119	5,394	8,749
Amortization of intangible assets	629	258	70	132

Operating income	8,031	3,142	6,924	7,070
Interest expense	4,638	1,588	402	1,978
Recapitalization and foregone offering expenses	3,022	644	1,853	—
Equity in (earnings) losses of investee	241	14	(70)	(158)
Other expense (income), net	(471)	(377)	(223)	(266)

Income before income taxes	601	1,273	4,962	5,516
Income tax expense	112	463	1,824	2,122

Net income	$489	$810	$3,138	$3,394

The accompanying notes are an integral part of the consolidated financial statements.

Crosman Acquisition Corporation and Subsidiaries
Consolidated Statements of Shareholders’ Equity
(Dollars are in thousands)

			Capital in	Shareholders’		Total
	Preferred	Common	Excess of	Notes	Retained	Shareholders’
	Stock	Stock	Par Value	Receivable	Earnings	Equity

Predecessor Balance at June 30, 2003	$8,778	$12	$3,635	$(722)	$1,731	$13,434
Interest accretion on Series B Preferred stock	321	—	—	—	(321)	—
Exercise of options	—	—	342	—	—	342
Issuance of common stock, net of notes receivable thereon	—	—	43	—	—	43
Payment of notes due on common stock	—	—	—	76	—	76
Net income	—	—	—	—	3,138	3,138

Predecessor Balance at February 9, 2004	$9,099	$12	$4,020	$(646)	$4,548	$17,033

Successor Balance at February 10, 2004	$—	$—	$—	$—	$—	$—
Issuance of common stock, net of notes receivable thereon	—	6	22,083	(954)	—	21,135
Interest on notes	—	—	—	(19)	—	(19)
Net income	—	—	—	—	810	810

Successor Balance at June 30, 2004	—	6	22,083	(973)	810	21,926
Redemption of stock	—	—	(7)	—	—	(7)
Interest on notes	—	—	—	(62)	—	(62)
Net income	—	—	—	—	489	489

Successor Balance at June 30, 2005	$—	$6	$22,076	$(1,035)	$1,299	$22,346

The accompanying notes are an integral part of the consolidated financial statements.

Crosman Acquisition Corporation and Subsidiaries
Consolidated Statements of Cash Flows
(Dollars are in thousands)

	Successor		Predecessor

		February 10, 2004	July 1, 2003
	Year Ended	through	through	Year Ended
	June 30,	June 30,	February 9,	June 30,
	2005	2004	2004	2003

Cash flows from operating activities
Net income	$489	$810	$3,138	$3,394
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation and amortization	2,776	1,106	1,277	2,427
Deferred income taxes	(603)	(51)	390	831
Foregone offering costs	3,022	—	—	—
Recapitalization expenses	—	644	1,853	—
Repayment of note discount		—	—	(853)
Accretion of note discount	—	—	—	35
Loss on unamortized discount of senior subordinated notes	—	—	—	595
Loss (income) from equity investment	241	14	(70)	(158)
Tax Benefit of stock option exercise	—	—	130	—
Loss on sale of property, plant and equipment	9	95	38	645
Interest deferred on senior subordinated notes	654	247	—	(744)
Other non-cash expenses	—	—	342	—
(Increase) decrease in operating assets and increase (decrease) in operating liabilities
Accounts receivable	(1,058)	(4,240)	2,924	(1,135)
Inventories	(1,366)	(1,308)	(1,607)	(155)
Other current assets	(49)	226	(555)	(379)
Refundable income taxes/income taxes payable	78	(255)	(394)	(27)
Accounts payable and accrued expenses	(1,045)	2,817	1,090	(108)
Other liabilities	(38)	(16)	(5)	(8)

Net cash provided by operating activities	3,110	89	8,551	4,360

Cash flows from investing activities
Capital expenditures	(2,014)	(1,107)	(1,156)	(572)
Investment	—	—	(25)	—
Acquisition costs	—	(64,702)	—	—

Net cash used in investing activities	(2,014)	(65,809)	(1,181)	(572)

Cash flows from financing activities
Proceeds from revolving credit facility	81,473	31,233	43,355	61,611
Repayments under revolving credit facility	(78,226)	(24,095)	(45,621)	(62,442)
Proceeds from issuance of long-term debt	—	41,000	—	4,000
Principal payments and retirement of long-term obligations	(2,394)	(788)	(3,146)	(8,994)
Financing costs associated with issuance of debt	(67)	(1,272)	—	(93)
Foregone offering costs	(1,306)	—	—	—
Recapitalization expenses	—	(1,308)	(1,853)	—
Redemption of common stock	(7)	—	—	(3,408)
Redemption of warrants			—	(855)
Receipt of payment on notes used to fund common stock purchase	—	—	76	—
Issuance of common stock	—	21,135	43	6,316

Net cash provided by (used in) financing activities	(527)	65,905	(7,146)	(3,865)

Net increase (decrease) cash and cash equivalents	569	185	224	(77)
Cash at beginning of year	204	19	205	282

Cash at end of year	$773	$204	$429	$205

Supplemental disclosure of non-cash activities
Equipment financed under capital lease	$72	$—	$127	$1,000
Foregone offering costs incurred not yet paid	1,716	—	—	—
Equipment financed with issuance of note payable	—	—	—	77
The accompanying notes are an integral part of the consolidated financial statements.

Crosman Acquisition Corporation and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars are in thousands except share related amounts)

1.	Organization and Nature of Operations
      Crosman Acquisition Corporation and Subsidiaries (the “Company”) manufactures airguns, paintball markers, ammunition, accessories and slingshots. They sell primarily to retailers, mass merchandisers, and distributors. The Company has a 50% ownership interest in Diablo Marketing, LLC, d/b/a as Gameface Paintball.

2.	Significant Accounting Policies

Revenue Recognition
      The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement and the product has been shipped to the customer, the sales price is fixed or determinable, and collectibility is reasonably assured. The Company reduces revenue for estimated customer returns and other allowances.
      The Company records accruals for cooperative charges and sales rebates to distributors at the time of shipment based upon historical experience. Changes in such allowances may be required if future rebates differ from historical experience. Cooperative charges are recorded as a reduction of net sales and were $1,104, $976 and $848 for the years ended June 30, 2005, 2004 and 2003, respectively.
      In accordance with Emerging Issues Task Force (EITF) Issue No. 00-10, Accounting for Shipping and Handling Fees and Costs, shipping and handling costs billed to customers are included in sales and the related costs are included in cost of sales in the Consolidated Statements of Income.

Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Consolidation
      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions are eliminated in consolidation. Investments in which the Company has a 20 to 50 percent ownership interest are accounted for on the equity method.

Accounts Receivable
      Accounts receivable are shown net of allowances for doubtful accounts, returns, allowances and discounts, which approximated $998 and $1,480 as of June 30, 2005 and 2004, respectively. Receivables are charged against reserves when claims are paid or when they are deemed uncollectible, as appropriate for the circumstance. The Company generally extends credit to its customers for a period of zero to sixty days without any charge for interest.

Inventories
      Inventories are valued at the lower of cost or market using the first-in, first-out (FIFO) method. The Company writes down its inventories for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions.

Crosman Acquisition Corporation and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars are in thousands except share related amounts)

Property, Plant and Equipment
      Property, plant and equipment, tooling costs, company-owned molds capitalized, and software are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Building	25 years
Building improvements	5-10 years
Machinery and equipment	8-10 years
Furniture and fixtures	5-10 years
Computers and software	3-6 years
Tooling	3-6 years
Assets under capital lease	Term of lease
      When assets are retired or sold, the cost and related accumulated depreciation is removed from the accounts with any resulting gain or loss reflected in other operating income and expense.

Long-Lived Assets
      Impairment of long-lived assets is reviewed whenever events or changes in circumstances indicate the carrying amounts of long-lived assets may not be fully recoverable. Impairment would be measured by comparing the carrying value of the long-lived asset to its estimated fair value.

Goodwill
      The Company reviews goodwill annually for impairment, and whenever events or changes in circumstances indicate the carrying amount of this asset may not be recoverable. Goodwill is tested using a two-step process. The first step is to identify any potential impairment by comparing the carrying value of the Company to its fair value. If a potential impairment is identified, the second step is to compare the implied fair value of goodwill with its carrying amount to measure the impairment loss. A severe decline in fair value could result in an impairment charge to goodwill, which could have a material adverse effect on the Company’s business, financial condition and results of operations. The Company tested its goodwill in its fourth fiscal quarter and deemed the goodwill not impaired. In addition to not having any impairment losses, the Company did not acquire or write off any goodwill during the year. Goodwill is not subject to amortization.

Advertising Costs
      All advertising costs are expensed in operations as incurred. Advertising costs are $1, $15, and $8 for the years ended June 30, 2005, 2004 and 2003, respectively.

Self-Insurance
      The Company is generally self-insured for product liability. The Company maintains stop loss coverage for both individual and aggregate claim amounts. Losses are accrued based upon the Company’s estimates of the aggregate liability for claims based on a specific claim review and Company experience.
      Through September 2003, the Company was self-insured for workers compensation. Losses are accrued based upon estimates of aggregate liability of claims based on specific claim reviews and actuarial methods used to measure estimates. Beginning in October 2003, the Company’s insurance covers losses in excess of a specified amount. Management believes insurance coverage is adequate to cover these losses.

Guarantees
      In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others — an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34. FIN 45 requires additional disclosures to be made by the

Crosman Acquisition Corporation and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars are in thousands except share related amounts)

Company and requires the Company to record a liability for any obligations guaranteed by the Company that have been issued or modified after December 31, 2002 by the Company (Notes 4 and 7).

New Accounting Pronouncement
      In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities — an interpretation of ARB No. 51. FIN 46 addresses the consolidation of variable interest entities that have either of the following characteristics: (a) equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, which is provided through other interests that will absorb some or all of the expected losses of the entity and/or (b) the equity investors lack one or more of the following essential characteristics of a controlling financial interest: (1) direct or indirect ability to make decisions about the entity’s activities through voting rights or similar rights, (2) obligation to absorb the expected losses of the entity if they occur, which makes it possible for the entity to finance its activities and (3) right to receive the expected residual returns of the entity if they occur, which is the compensation for the risk of absorbing the expected losses. FIN 46 is applicable for all variable interest entities created after January 31, 2003 and for entities in existence prior to this date. In December of 2003 FIN 46R was issued deferring the implementation date of this pronouncement until the end of the first interim or annual reporting period ending after March 15, 2004. The Company has adopted FIN 46R for the fiscal period ending June 30, 2004, but it does not have any impact on the Company.
      In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123R (SFAS 123R), “Share-Based Payment.” SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R requires that the fair value of such equity instruments be recognized as an expense in the historical financial statements as services are performed. Prior to SFAS 123R, only certain proforma disclosures of fair value were required. The Company has adopted the provisions of SFAS 123R, on a modified prospective basis effective for the first quarter ended October 2, 2005.

Financial Instruments
      The Company has one outstanding interest rate swap for the purpose of fixing interest rates on its variable interest rate term loan facility (Note 9). The Company’s objective is to minimize the interest expense over the life of the loan facility. The Company maintains policies to ensure that the average notional amount of the hedge does not exceed the average underlying debt balances. The Company views this interest rate swap as an economic cash flow hedge. The net settlement on this transaction is included as a component of interest expense.

Income Taxes
      Income taxes have been computed utilizing the asset and liability approach. Deferred income tax assets and liabilities arise from differences between the tax basis of an asset or liability and its reported amount in the financial statements. Deferred tax balances are determined by using tax rates expected to be in effect when the taxes will actually be paid or refunds received. A valuation allowance is recorded when the expected recognition of a deferred tax asset is not considered to be more likely than not. The recorded deferred income tax liability results from a difference between the book and tax basis of certain assets and liabilities.

Crosman Acquisition Corporation and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars are in thousands except share related amounts)

Reclassification
      Certain prior year amounts have been reclassified to conform with current year presentation.

3.	Inventories
      The major components of inventories, net of reserves of $279 and $229 as of June 30, 2005 and 2004, respectively, are as follows:

	Successor

	June 30,

	2005	2004

Raw materials	$3,224	$3,127
Work-in-process	1,672	1,933
Finished goods	6,164	4,634

	$11,060	$9,694

4.	Warranty Reserve
      The Company generally warrants its airgun product for one year and its soft air products for 90 days. The warranty accrual is based on the prior nine months historical warranty activity and is included in accrued expenses. The activity in the product warranty reserve from July 1, 2003 through June 30, 2005 is as follows:

	Successor

	June 30,

	2005	2004

Balance at July 1	$392	$335
Accruals for warranties issued during period	1,651	1,438
Settlements made during the period	(1,582)	(1,381)

	$461	$392

Crosman Acquisition Corporation and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars are in thousands except share related amounts)

5.	Property, Plant and Equipment
      The major components of property, plant and equipment are as follows:

	Successor

	June 30,

	2005	2004

Land	$256	$256
Building and improvements	2,340	2,328
Machinery and equipment	6,705	5,072
Furniture and fixtures	141	108
Computers and software	620	483
Tooling	2,721	2,249
Assets under capital lease	254	182
Construction-in-progress	459	749

	13,496	11,427
Less: Accumulated depreciation	(2,983)	(844)

	$10,513	$10,583

      Depreciation expense amounted to $2,146, $2,052 and $2,295 for the years ended June 30, 2005, 2004 and 2003, respectively.

6.	Intangibles and Other Assets
      Intangible and other assets consist of the following:

	Successor

	June 30,

	2005	2004

Intangible assets subject to amortization:
Financing costs	$1,339	$1,272
Developed Technology	900	900
License and distribution agreements	2,400	2,400

	4,639	4,572
Less: Accumulated amortization	(887)	(258)

	3,752	4,314
Intangible assets not subject to amortization, excluding goodwill:
Trademarks	9,800	9,800

Total intangibles and other assets, excluding goodwill, net	$13,552	$14,114

      Developed technologies are amortized over 10 years. License and distribution agreements are amortized over the term of the related agreement. Financing costs, incurred in connection with obtaining long-term debt, are amortized over the term of the related debt. The Company utilizes the straight-line method for all amortization. Aggregate amortization expense for years ended June 30, 2005, 2004 and 2003 is $629, $328 and $132, respectively. All current amortization is deductible for income tax purposes.

Crosman Acquisition Corporation and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars are in thousands except share related amounts)

      Estimated amortization expense for the following years ended is as follows:

						There-
	2006	2007	2008	2009	2010	after	Total

Financing costs	$280	$280	$280	$117	$—	$—	$957
Developed Technology	90	90	90	90	90	322	772
License and distribution agreement	266	266	266	266	182	777	2,023

Totals	$636	$636	$636	$473	$272	$1,099	$3,752

7.	Investment
      The Company has a 50% membership interest in Diablo Marketing, LLC, d/b/a Gameface Paintball (Gameface). Below is condensed financial information of Gameface as of and for the years ended:

	Successor		Predecessor

	June 30,		June 30,

	2005	2004	2003

Summary of operations:
Revenues	$13,547	$18,316	$11,708
Costs and expenses	14,029	18,204	11,392

Net (loss) income	$(482)	$112	$316

Company equity in net (loss) income	$(241)	$56	$158

Balance sheet data:
Assets:
Current assets	$5,410	$6,616	$5,651
Non-current assets	475	468	517

Total assets	$5,885	$7,084	$6,168

Liabilities and membership interests:
Current liabilities	$5,078	$5,794	$4,990
Membership interests	807	1,290	1,178

Total liabilities and membership interests	$5,885	$7,084	$6,168

      The Company guarantees the long-term debt of Gameface up to $1.5 million. The Company has not recorded the fair value of the liability, if any, in accordance with FIN 45 (Note 2) because the guarantee was issued prior to December 31, 2002.
      The Company performs all selling, administrative, warehousing and shipping functions for Gameface. Gameface pays the Company 5% of its net sales for these services. 50% of the payment is a reduction to the Company’s selling expense and 50% is a component of non-operating income. The Company billed Gameface $677, $916 and $585 for these services in fiscal 2005, 2004 and 2003, respectively.
      Additionally, Gameface purchased $3,338, $3,742 and $1,609 of goods from Crosman in fiscal 2005, 2004 and 2003, respectively. As of June 30, 2005 and 2004, Gameface owes the Company $1,174 and $608, respectively, for product and services, which is included in current assets.

Crosman Acquisition Corporation and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars are in thousands except share related amounts)

8.	Recapitalization
      On February 10, 2004, the Company entered into a series of financing transactions (the “Recapitalization”) resulting in the redemption and cancellation of 684,917 of the then outstanding 1,243,390 shares of common stock and all of the outstanding shares of the Series B convertible preferred stock (see Note 10). In addition the shareholders redeeming the shares (the “Sellers”) sold 518,219 shares of common stock to third party shareholders (the “Purchasers”). The Recapitalization was funded as follows:

Uses of Cash
Redemption of 684,917 of common stock, net of option exercise price and receipt of payment on note receivable to fund purchase of stock	$26,281
Redemption of 100% of the redeemable Series B preferred stock at full redemption value as of February 10, 2004 (see Note 10)	9,099
Prepayment Senior Term Debt (see Note 9)	6,508
Payment of Outstanding Revolving Line of Credit	121
Seller fees	1,693
Purchaser fees	2,418

$46,120

Sources of Cash
Senior Term Loan (see Note 9)	$27,000
Senior Subordinated Notes (see Note 9)	14,000
New borrowings under revolving line of credit (see Note 9)	5,120

$46,120

      Under the terms of a Stock Purchase and Redemption Agreement among the Sellers, Purchaser and the Company, the Company will pay to the Sellers a certain amount of the 2005 and 2006 earnings before interest, depreciation, taxes, amortization, transaction related expenses and management fees (“Adjusted EBITDA” as defined) that exceeds $14,000. The Adjusted EBITDA is limited to the business as it existed on February 10, 2004. No payment is due to the Sellers for 2005 because the 2005 Adjusted EBITDA did not exceed the baseline amount.
      The Company incurred $4,111 of expenses that were paid upon the closing of the recapitalization and an additional $323 that were paid subsequent to the closing. Of the total $4,434 expenses incurred, $2,497 for expenses and fees are classified separately as a non-operating expenses, $1,272 of fees incurred in connection with debt financing are capitalized and amortized over the life of the related debt instruments (see Note 6) and $665 of expenses are a component of goodwill.

Crosman Acquisition Corporation and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars are in thousands except share related amounts)

9.	Long-Term Debt
      Long-term debt consists of the following at June 30:

	Successor

	June 30,

	2005	2004

Collateralized:
Term Loan Facility	$23,917	$26,250
Senior Subordinated Notes	14,000	14,000

	37,917	40,250
Less: Current portion	(2,583)	(2,333)

	$35,334	$37,917

Notes payable under revolving line of credit	$10,385	$7,138

Senior Credit Facility
      In connection with the Recapitalization (Note 8), on February 10, 2004, the Company repaid all outstanding amounts on the then existing revolving credit facility and senior term notes and amended and restated its senior credit facility with M&T Bank. The amended facility provides for total borrowings of $40,000 and consists of a term loan for $27,000 (the “Term Loan”) and a $18,000 revolving credit facility (the “Revolver”).
      The Term Loan in the original amount of $27,000, is payable in monthly installments of (i) $188 through and including February 1, 2005, (ii) $208 commencing on March 1, 2005 and continuing through and including February 1, 2006, (iii) $250 commencing on March 1, 2006 and continuing through and including February 1, 2007, (iv) $271 commencing on March 1, 2007 and continuing through and including February 1, 2008, and (v) $333 commencing on March 1, 2008 and continuing thereafter. All remaining outstanding principal and interest under the Term Loan will be due and payable in full on December 31, 2008. The interest on the Term Loan floats based upon the ratio of total debt to earnings before interest, taxes, depreciation and amortization and recapitalization expenses (EBITDA as defined). The Term Loan currently bears interest at the Company’s option of the bank’s prime rate + 1.25% or LIBOR + 3.75% subject to certain restrictions within the loan agreement. Additional principal payments are contingently payable based on the Company’s future excess cash flows and certain asset sales as defined in the agreement.
      The notes payable under the Revolver are used primarily to fund the Company’s working capital requirements. Maximum available credit is the lesser of $18,000 or a borrowing base computed on a percentage of eligible account receivables and inventories. The interest on the notes payable floats based upon the ratio of total debt to EBITDA. The notes payable currently bear interest at the Company’s option of the bank’s prime rate + 1.0% or LIBOR + 3.50% subject to certain restrictions within the loan agreement. The outstanding principal balance is due and payable on December 31, 2008. As of June 30, 2005 the Company has available borrowings of $3,224.
      The senior credit facility is collateralized by substantially all of the assets of the Company. The senior credit facility contains a subjective acceleration (i.e. material adverse effect) clause, but does not require the remittance of receipts into an M&T lockbox. Management has no reason to believe the subjective acceleration clause will be exercised in 2006 and therefore, only the minimum principal payments are classified as current liabilities.

Crosman Acquisition Corporation and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars are in thousands except share related amounts)

Senior Subordinated Notes
      In connection with the Recapitalization (Note 8), on February 10, 2004, the Company issued $14 million of senior subordinated notes to a firm that owns 14% of the Company’s outstanding common stock. The senior subordinated notes are due on February 10, 2010 and bear interest at 16.5%. Interest is payable monthly at 12%. The remaining 4.5% is payable on February 10, 2009 (the “Deferred Interest”). The Deferred Interest accrues interest at 16.5% and is compounded monthly. The Company is subject to certain prepayment penalties if any portion of the $14 million principal is prepaid prior to February 10, 2006. The Company may prepay the Deferred Interest at anytime without penalty.
      The senior credit facility and senior subordinated notes contain restrictive covenants, the more significant of which relate to fixed charge ratio, debt ratios, current ratio and capital expenditures, and restriction of dividends. The Company is in compliance with its covenants.

Subsequent Event Refinancing
      On August 4, 2005, the Company refinanced its Senior Credit Facility. Under the terms of the new facility, the then outstanding balance of $23,708 under the Term Loan was paid in full and a new term loan was issued (the “New Term Loan”). The New Term Loan is in the original amount of $26 million and is due on December 31, 2008. The New Term Loan is payable in monthly installments of $217 for each of the first twenty-four monthly installments and $271 for each of the next succeeding monthly payments through the due date. The interest on the Term Loan floats based upon the ratio of total debt to earnings before interest, taxes, deprecation and amortization and recapitalization expenses (EBITDA as defined). The Term Loan currently bears interest at the Company’s option of the bank’s prime rate + 1.25% or LIBOR + 3.75% subject to certain restrictions within the loan agreement. Additional principal payments are contingently payable based on the Company’s future excess cash flows and certain asset sales as defined in the agreement.
      The net proceeds from the above were used to pay, transaction expenses of the failed offering, and to reduce the borrowings under the Revolver.

Long-Term Debt — Five Year Repayment Schedule (excluding the Revolver)
      The aggregate minimum annual principal payments reflective of the amended and restated credit facility and the senior subordinated notes as of June 30, 2005, excluding the revolving line are as follows:

2006	$2,583
2007	2,600
2008	3,142
2009	15,592
2010	14,000

$37,917

Crosman Acquisition Corporation and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars are in thousands except share related amounts)

	Successor		Predecessor

		February 10,	July 1,
		2004	2003
	Year Ended	through	through	Year Ended
	June 30,	June 30,	February 9,	June 30,
	2005	2004	2004	2003

Interest expense components are
Interest expense	$3,984	$1,341	$402	$1,257
Amortization of discount	—	—	—	35
Write-off of unamortized discount costs	—	—	—	595
Interest deferred on senior subordinated notes	654	247	—	91

	$4,638	$1,588	$402	$1,978

Cash paid for interest	$4,016	$524	$1,148	$2,666
Effective interest rate on all debt	9.0%	7.6%	7.6%	12.6%

10.	Shareholders’ Equity
      In connection with the Recapitalization (Note 8), all 60,000 shares the Series B redeemable preferred stock that was then authorized issued and outstanding was redeemed for redemption value and subsequently cancelled. The Series B redeemable preferred stock was 6%, mandatorily redeemable cumulative preferred stock and was stated at redemption value. These shares had no voting rights. Dividends were calculated based on the redemption price of the stock. The redemption price was equal to $100 per share plus any unpaid dividends (whether or not declared).

Crosman Acquisition Corporation and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars are in thousands except share related amounts)

11.	Income Taxes
      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	Successor

	June 30,

	2005	2004

Current deferred tax assets/(liabilities)
Accounts receivable	$185	$252
Inventory	268	222
Workers’ compensation	—	113
Warranty and product liability	413	159
Tax credits	180	250
Other	58	(53)

Total net current deferred tax assets	1,104	943

Long-term deferred tax assets/(liabilities)
Supplemental retirement	217	203
Property, plant and equipment	(1,894)	(2,042)
Intangible assets	(995)	(1,113)
Tax credits	293	126
Goodwill	(1,130)	(1,130)
Other	—	5

Total net long-term deferred tax liabilities	(3,509)	(3,951)

Net deferred tax liability	$(2,405)	$(3,008)

      Income tax expense (benefit) consists of the following:

	Successor		Predecessor

		February 10,	July 1,
		2004	2003
	Year Ended	through	through	Year Ended
	June 30,	June 30,	February 9,	June 30,
	2005	2004	2004	2003

Current:
Federal	$602	$508	$1,290	$1,200
State	96	6	120	91
Deferred income tax	(586)	(51)	414	831

	$112	$463	$1,824	$2,122

      The Company paid income taxes of $636, $2,468 and $1,683 for the years ended June 30, 2005, 2004 and 2003, respectively.

Crosman Acquisition Corporation and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars are in thousands except share related amounts)

Rate Reconciliation
      A reconciliation of the statutory federal income tax rate to the effective rates for the periods ended:

	Successor				Predecessor

			February 10,		July 1,
	Year Ended		2004		2003		Year Ended
	June 30,		through June 30,		through February 9,		June 30,
	2005		2004		2004		2003

Statutory federal income tax rate	$204	34.0%	$433	34.0%	$1,687	34.0%	$1,875	34.0%
State taxes, net of federal benefit	23	3.8%	48	3.80%	189	3.8%	221	4.0%
Investment tax credits	(84)	(14.0)%	(28)	(2.2)%	(103)	(2.0)%	(17)	(0.3)%
Non taxable (income) expenses, net	(4)	(0.7)%	7	0.6%	(11)	(0.2)%	(10)	0.2%
Adjustment to prior year taxes	(34)	(5.6)%	4	0.3%	9	0.2%	(5)	(0.1)%
Miscellaneous	7	1.1%	(1)	(0.1)%	53	1.0%	58	1.1%

	$112	18.7%	$463	36.4%	$1,824	36.8%	$2,122	38.5%

      The Company’s 2005 effective tax rate of 18.7% is less than the combined federal and state combined rate primarily because the Company earned certain investment tax credits that the Company expects will offset future income tax payments.
      The Company has certain tax credits that expire in various increments from 2014 to 2020. Realization of the deferred income tax assets relating to these tax credits is dependent on generating sufficient taxable income prior to the expiration of the credits. Based upon results of operations, management believes it is more likely than not the Company will generate sufficient future taxable income to realize the benefit of the tax credits and existing temporary differences, although there can be no assurance of this.

12.	Leases
      The Company leases certain of its equipment utilized in its regular operations. Some of the leases contain renewal clauses to extend the term of the lease. None of the lease agreements contain acceleration clauses. Minimum rent commitments under capital and non-cancelable operating leases at June 30, 2005 are as follows:

Years Ending	Capital	Operating

2006	$84	$74
2007	58	55
2008	49	55
2009	29	36
2010	18	—

Total minimum lease payments	238	220
Less: Amount representing interest	(34)

Total obligations under capital lease	204
Less: Current portion	(69)

Long-term obligations under capital lease	$135

      Rent expense for operating leases total $252, $292 and $353 for the years ended June 30, 2005, 2004 and 2003, respectively.

13.	Stock Based Plans

A) Director Stock Option Plan
      The Company adopted a Director Stock Option Plan on January 1, 1998 for non-employee directors (the “Director Plan”). The Director Plan allowed for the granting of non-qualified stock options, stock appreciation rights and incentive stock options. The Company was authorized to grant options for up to 30,000 shares for non-employee directors. Options vest after one year and are exercisable over 10 years.

Crosman Acquisition Corporation and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars are in thousands except share related amounts)

The exercise price of the options was the estimated fair market value of the stock on the date of grant. In connection with the Recapitalization (Note 8), all options became exercisable and were exercised. The plan was terminated by the Board of Directors on September 29, 2005; there were no options granted through the period of termination.
      A summary of all option activity in the Director Plan for the years ended June 30, 2005, 2004 and 2003 is as follows:

		Weighted
		Average
	Number	Exercise
	of Shares	Price

Outstanding at June 30, 2003	15,667	$6.76
Granted in period July 1, 2003 through February 9, 2004	3,000	21.31
Exercised in period July 1, 2003 through February 9, 2004	(18,667)	9.10

Outstanding at February 9, 2004	—	$—

Outstanding at June 30, 2004	—	$—

Outstanding at June 30, 2005	—	$—

B) Stock Incentive Plan
      In 2002, the Company adopted the Stock Incentive Plan for officers and certain other Company employees and subsequently amended it in 2003. The Stock Incentive Plan allowed for the purchases of common stock, granting of non-qualified stock options, stock appreciation rights and other stock-based awards as described by the Stock Incentive Plan. The Company reserved 73,748 shares of common stock for issuance under the Stock Incentive Plan. Stock ownership costs were amortized, based upon the estimated life of ownership, subject to certain provision within the individual stock purchase agreements. There were 11,576 shares available for future grants and no outstanding awards at June 30, 2005.

Stock Purchases
      In 2002 the Company accepted a note receivable for $505 that was amended and restated in 2004 to represent payment for the issuance of 17,494 of its common stock. The note bears interest at 7% and interest is payable on the maturity date. The note is due April 23, 2012 and is subject to mandatory prepayment provisions if certain conditions are met.
      In 2003, the Company accepted notes totaling $267 in connection with the issuance of 24,897 of its common stock. The notes were paid in full in connection with the Recapitalization (Note 8). The interest rate on the notes was 5%.
      In 2004, the Company accepted notes totaling $450 in connection with the issuance of 11,592 shares of its common stock. The notes bear interest at 6% and interest is payable on the maturity date. The notes are due April 23, 2011 and are subject to mandatory prepayment provisions if certain conditions are met.
      The Company has classified all of the notes as a reduction of additional paid-in capital on the balance sheet.

Crosman Acquisition Corporation and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars are in thousands except share related amounts)

Stock Options
      On February 10, 2004 the Company granted options to purchase 30,000 shares of its common stock that vest over the time period and exercise prices as described below:

		Weighted
		Average
		Minimum
	Number	Exercise
	of Shares	Price

Date of Vesting
February 10, 2005	6,000	$73.00
February 10, 2006	6,000	99.67
February 10, 2007	6,000	140.33
February 10, 2008	6,000	194.67
February 10, 2009	6,000	270.37

	30,000	$155.61

      If the options are not exercised within a year of the date of vesting, the exercise price will increase to the next year’s weighted average minimum exercise price. The exercise price of the stock options exceeded the Company’s estimate of fair value market on the date of grant.
      Previously, the Company elected to follow Accounting Principles Board Opinion No. 25 (“APB No. 25”) and related interpretations in accounting for the stock options granted under the Plan. Under APB No. 25, because the exercise price of the Company’s stock options approximates or exceeds the fair value of the underlying stock on the date of the grant, no compensation expense has been recognized. Under Statement of Financial Accounting Standard No. 123, rights to acquire company stock are to be valued under the fair value method and the proforma effect of such value on reported earnings per share are to be disclosed in the notes to the financial statements. As the fair value of these rights is not material, proforma and related disclosures are not presented. There were no options exercised in 2005. The Company recognized $342 of compensation expense in connection with the exercise of options in 2004.

14.	Commitment and Contingencies
      From time to time the Company defends product liability lawsuits involving accidents and other claims related to its business operations. The Company views these actions, and related expenses of administration, litigation and insurance, as part of the ordinary course of its business. The Company has a policy of aggressively defending product liability lawsuits, which generally take several years to ultimately resolve. A combination of self-insured retention and insurance is used to manage these risks and management believes that the insurance coverage and reserves established for self-insured risks are adequate, however, the effect of these lawsuits on future results of operations, if any, cannot be predicted. The Company incurred $1,584, $471 and $488 of expenses related to these claims for years ended June 30, 2005, 2004 and 2003, respectively.
      The Company is also subject to potential liability for investigation and remediation of environmental contamination (including contamination caused by other parties) at properties that it owns or operates and at other properties where the Company or its predecessors have operated or arranged for the disposal of hazardous substances. The Company has signed consent orders with the New York State Department of Environmental Conservation (“DEC”) to investigate and remediate soil and groundwater contamination at its primary facility. Pursuant to a contractual indemnity and related agreements, the costs of investigation and remediation have been paid by a successor to the prior owner and operator of the facility, which also has signed the consent orders with the DEC. In 2002, upon an increase noted in certain contamination levels, the DEC indicated that additional remediation of groundwater may be required. Both the Company and the prior owner and operator have disputed the need for additional remediation and are pursuing

Crosman Acquisition Corporation and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars are in thousands except share related amounts)

alternate avenues for resolving site issues with the DEC, including monitored natural attenuation of the contaminants. Although the Company believes the prior owner and operator are contractually obligated to pay any additional costs for resolving site remediation issues with the DEC and the prior owner and operator will continue to honor its commitments, there can be no assurance the prior owner and operator will continue to pay future site remediation costs, which could be material if the DEC requires additional groundwater remediation. Subsequent to 2002, contamination levels returned to normalized levels and the DEC has not pursued any further action.

15.	Employee Retirement Plan
      The Company has a contributory profit sharing retirement 401(k) plan for substantially all of its hourly and salaried employees. Participants can contribute up to a maximum of 15% of eligible wages and the Company will make matching contributions based upon a percentage of participant contributions. Profit sharing contribution expense was $257, $254, and $203 for the years ended June 30, 2005, 2004 and 2003, respectively. A participant is immediately vested in his or her own contribution and vests at the rate of 25% per year in the matching contribution.
      The Company has a supplemental retirement agreement covering a former key employee, which provides for stipulated annual payments. The present value of these retirement payments at June 30, 2005 and 2004 are $523 and $534, respectively. The amount has been accrued pursuant to the agreement’s vesting provisions and is included in other long-term liabilities.

16.	Concentration of Sales and Credit Risk
      For the years ended June 30, 2005 and 2004, one major customer accounted for 36% and 41%, respectively, of the Company’s sales. At June 30, 2005 and 2004, this major customer accounted for 43% and 32% of the Company’s accounts receivable.
      For the year ended June 30, 2003, two major customers accounted for 43% and 8% of the Company’s sales. At June 30, 2003, these two major customers accounted for 37% and 5% of the Company’s accounts receivable.

17.	Related Party Transactions
      In addition to the transactions described in Notes 7 and 8, in 2004 the Company paid $580 in management consulting costs, incurred concurrent with the Recapitalization (Note 8), to a company affiliated with the majority shareholder. In addition, the Company incurred expenses of $580 and $242 for management consulting services to the same company in 2005 and 2004, respectively.
      The Company will continue to pay $580 per year, subject to certain limitations imposed under its lending agreements and continued ownership by the majority shareholder.

18.	Warrants for Common Stock
      In connection with the Recapitalization (Note 8) the Company issued warrants for shares of its common stock for $38.50 per share. The warrants are only exercisable if a contingent payment is due to the Sellers and the Company is not or will not be in compliance with its financial covenants under its lending arrangements (Note 9). In that case, the warrant holders will be required to make the contingent payment directly to the sellers. The number of shares issuable under the warrants will be equal to the contingent payment made by the warrant holder divided by the warrant price. Management believes that the likelihood of the warrants being exercised is remote because the contingent payments are based on EBITDA growth by the Company which management believes would result in the Company meeting its financial covenants. In this case, the warrants would not be exercisable. Accordingly, the value of the warrants is estimated to be de minimus.

Crosman Acquisition Corporation and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars are in thousands except share related amounts)

19.	Segment Reporting
      As discussed in Note 1, the Company manufactures air guns, paintball markers, ammunition, accessories and slingshots, and distributes paintballs, under one operating segment, selling to retailers, mass merchandisers, and distributors. Its products primarily include air rifles, air pistols, soft air, and related consumables. The Company can serve as a single source of supply for its customers’ related requirements. Net sales by product line are as follows:

	Successor		Predecessor

		February 10,	July 1,
		2004	2003
	Year ended	through	through	Year ended
	June 30	June 30,	February 9,	June 30,
	2005	2004	2004	2003

Air rifles	$24,072	$8,829	$16,785	$24,720
Air pistols	11,817	5,004	8,288	10,890
Soft air	15,626	3,221	2,578	1,099
Related consumables	16,947	7,180	9,971	15,148
Other	1,598	622	1,148	1,476

	$70,060	$24,856	$38,770	$53,333

      The Company’s sales are primarily in the United States, which represent approximately 87%, 88% and 87% of its net sales for the year ended June 30, 2005, 2004 and 2003, respectively.

20.	Acquisition Adjustment
      The recapitalization was accounted for under the purchase method of accounting. The purchase price was allocated to assets acquired and liabilities assumed based on their estimated fair value as follows:

Successor

February 10,
2004

Allocated to assets and liabilities:
Cash	$19
Accounts receivable	8,449
Inventory	8,386
Other current assets	2,223
Investment in equity investee	800
Property, plant and equipment, net	10,419
Liabilities assumed	(8,980)
Intangible assets acquired:
Trademarks	9,800
Developed Technology	900
License and distribution agreements	2,400
Goodwill	30,286

Total purchase price	$64,702

      The fair value of intangible assets, property, plant and equipment and the investment in equity investee was determined by the Company based in part on a recommendation by an independent appraiser. The definite lived intangibles are being amortized over their estimated useful lives. Detail of the amortization of the Company’s intangible assets is included in Note 6.

Crosman Acquisition Corporation and Subsidiaries
Index to Consolidated Financial Statements

Financial Statements

Crosman Acquisition Corporation and Subsidiaries
Consolidated Balance Sheet
(Dollars are in thousands except share related amounts)

October 2,
2005

(Unaudited)
Assets
Current assets
Cash	$192
Accounts receivable, net	16,413
Inventories, net	13,567
Other current assets	1,427
Deferred taxes	1,345

Total current assets	32,944
Property, plant and equipment, net	10,266
Investment in equity investee	497
Goodwill	30,951
Intangible and other assets, net	13,773

Total assets	$88,431

Liabilities and Shareholders’ Equity
Current liabilities
Current portion of long-term debt	$2,600
Current portion of capitalized lease obligations	73
Accounts payable	6,851
Accrued payroll costs	373
Accrued expenses	3,068
Income taxes payable	935

Total current liabilities	13,900
Notes payable under revolving line of credit	9,074
Long-term debt, net of current portion	37,183
Capitalized lease obligations, net of current portion	114
Accrued interest on Senior Subordinated Notes	1,071
Deferred taxes	3,536
Other liabilities	578

Total liabilities	65,456

Commitments and contingencies (Note 14)
Shareholders’ equity
Common stock — $.01 par value, authorized 1,500,000 shares; issued and outstanding 573,536 (unaudited)	6
Additional paid-in capital	22,076
Shareholders’ notes receivable	(1,050)
Retained earnings	1,943

Total shareholders’ equity	22,975

Total liabilities and shareholders’ equity	$88,431

The accompanying notes are an integral part of the consolidated financial statements.

Crosman Acquisition Corporation and Subsidiaries
Consolidated Statements of Income
(Dollars are in thousands)

	Three Month Periods Ended

	October 2,	September 26,
	2005	2004

	(Unaudited)	(Unaudited)
Net sales	$20,468	$15,511
Cost of sales	15,490	11,316

Gross profit	4,978	4,195
Selling, general and administrative expenses	2,441	2,509
Amortization of intangible assets	179	155

Operating income	2,358	1,531
Interest expense	1,326	1,055
Equity in (earnings) losses of investee	48	109
Other expense (income), net	(52)	(121)

Income before income taxes	1,036	488
Income tax expense	392	141

Net income	$644	$347

The accompanying notes are an integral part of the consolidated financial statements.

Crosman Acquisition Corporation and Subsidiaries
Consolidated Statements of Shareholders’ Equity
(Dollars are in thousands) (Unaudited)

		Capital in	Shareholders’		Total
	Common	Excess of	Notes	Retained	Shareholders’
	Stock	Par Value	Receivable	Earnings	Equity

Successor Balance at June 30, 2005	$6	$22,076	$(1,035)	$1,299	$22,346
Interest on notes (Unaudited)	—	—	(15)	—	(15)
Net income (Unaudited)	—	—	—	644	644

Successor Balance at October 2, 2005 (Unaudited)	$6	$22,076	$(1,050)	$1,943	$22,975

The accompanying notes are an integral part of the consolidated financial statements.

Crosman Acquisition Corporation and Subsidiaries
Consolidated Statements of Cash Flows
(Dollars are in thousands)

	Three Month Periods Ended

	October 2,	September 26,
	2005	2004

	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net income	$644	$347
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation and amortization	739	683
Deferred income taxes	(214)	(316)
Loss (income) from equity investment	48	109
Loss on sale of property, plant and equipment	2	12
Interest deferred on senior subordinated notes	170	162
(Increase) decrease in operating assets and increase (decrease) in operating liabilities
Accounts receivable	(2,666)	(909)
Inventories	(2,507)	(4,433)
Other current assets	379	(158)
Refundable income taxes/income taxes payable	1,067	696
Accounts payable and accrued expenses	3,659	1,762
Other liabilities	(9)	(5)

Net cash provided by (used in) operating activities	1,312	(2,050)

Cash flows from investing activities
Capital expenditures	(315)	(607)

Net cash used in investing activities	(315)	(607)

Cash flows from financing activities
Proceeds from revolving credit facility	29,994	22,057
Repayments under revolving credit facility	(31,305)	(18,598)
Proceeds from issuance of long-term debt	26,000	—
Principal payments and retirement of long-term obligations	(24,151)	(578)
Financing costs associated with issuance of debt	(400)	—
Foregone offering costs	(1,716)	—
Redemption of common stock	—	(7)

Net cash (used in) provided by financing activities	(1,578)	2,874

Net (decrease) increase cash and cash equivalents	(581)	217
Cash at beginning of year	773	204

Cash at end of year	$192	$421

The accompanying notes are an integral part of the consolidated financial statements.

Crosman Acquisition Corporation and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars are in thousands except share related amounts) (Unaudited)

1.	Organization and Nature of Operations
      Crosman Acquisition Corporation and Subsidiaries (the “Company”) manufactures airguns, paintball markers, ammunition, accessories and slingshots. They sell primarily to retailers, mass merchandisers, and distributors. The Company has a 50% ownership interest in Diablo Marketing, LLC, d/b/a as Gameface Paintball.

2.	Significant Accounting Policies

Revenue Recognition
      The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement and the product has been shipped to the customer, the sales price is fixed or determinable, and collectibility is reasonably assured. The Company reduces revenue for estimated customer returns and other allowances.
      The Company records accruals for sales rebates to distributors at the time of shipment based upon historical experience. Changes in such allowances may be required if future rebates differ from historical experience. Cooperative charges are recorded as a reduction of net sales and were $450 (unaudited) and $319 (unaudited), for the three-month period ended October 2, 2005 and September 26, 2004, respectively.
      In accordance with Emerging Issues Task Force (EITF) Issue No. 00-10, Accounting for Shipping and Handling Fees and Costs, shipping and handling costs billed to customers are included in sales and the related costs are included in cost of sales in the Consolidated Statements of Income.

Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Consolidation
      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions are eliminated in consolidation. Investments in which the Company has a 20 to 50 percent ownership interest are accounted for on the equity method.

Accounts Receivable
      Accounts receivable are shown net of allowances for doubtful accounts, returns, allowances and discounts, which approximated $1,482 (unaudited), as of October 2, 2005. Receivables are charged against reserves when claims are paid or when they are deemed uncollectible, as appropriate for the circumstance. The Company generally extends credit to its customers for a period of zero to sixty days without any charge for interest.

Inventories
      Inventories are valued at the lower of cost or market using the first-in, first-out (FIFO) method. The Company writes down its inventories for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions.

Crosman Acquisition Corporation and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars are in thousands except share related amounts) (Unaudited)

Property, Plant and Equipment
      Property, plant and equipment, tooling costs, company-owned molds capitalized, and software are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Building	25 year
Building improvements	5-10 years
Machinery and equipment	8-10 years
Furniture and fixtures	5-10 years
Computers and software	3-6 years
Tooling	3-6 years
Assets under capital lease	Term of lease
      When assets are retired or sold the cost and related accumulated depreciation is removed from the accounts with any resulting gain or loss reflected in other operating income and expense.

Long-Lived Assets
      Impairment of long-lived assets is reviewed whenever events or changes in circumstances indicate the carrying amounts of long-lived assets may not be fully recoverable. Impairment would be measured by comparing the carrying value of the long-lived asset to its estimated fair value.

Goodwill
      The Company reviews goodwill annually for impairment, and whenever events or changes in circumstances indicate the carrying amount of this asset may not be recoverable. Goodwill is tested using a two-step process. The first step is to identify any potential impairment by comparing the carrying value of the Company to its fair value. If a potential impairment is identified, the second step is to compare the implied fair value of goodwill with its carrying amount to measure the impairment loss. A severe decline in fair value could result in an impairment charge to goodwill, which could have a material adverse effect on the Company’s business, financial condition and results of operations. The Company tested its goodwill in its fourth fiscal quarter and deemed the goodwill not impaired. In addition to not having any impairment losses, the Company did not acquire or write off any goodwill during the year. Goodwill is not subject to amortization. None of the goodwill is deductible for income tax purposes.

Advertising Costs
      All advertising costs are expensed in operations as incurred. There were no advertising costs for the three-month periods ended October 2, 2005 and September 26, 2004.

Self-Insurance
      The Company is generally self-insured for product liability. The Company maintains stop loss coverage for both individual and aggregate claim amounts. Losses are accrued based upon the Company’s estimates of the aggregate liability for claims based on a specific claim review and Company experience.
      Through September 2003, the Company was self-insured for workers compensation. Losses are accrued based upon estimates of aggregate liability of claims based on specific claim reviews and actuarial methods used to measure estimates. Beginning in October 2003, the Company’s insurance covers losses in excess of a specified amount. Management believes insurance coverage is adequate to cover these losses.

Guarantees
      In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others — an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34. FIN 45 requires additional disclosures to be made by the

Crosman Acquisition Corporation and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars are in thousands except share related amounts) (Unaudited)

Company and requires the Company to record a liability for any obligations guaranteed by the Company that have been issued or modified after December 31, 2002 by the Company (Notes 4 and 7).

New Accounting Pronouncement
      In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities — an interpretation of ARB No. 51. FIN 46 addresses the consolidation of variable interest entities that have either of the following characteristics: (a) equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, which is provided through other interests that will absorb some or all of the expected losses of the entity and/or (b) the equity investors lack one or more of the following essential characteristics of a controlling financial interest: (1) direct or indirect ability to make decisions about the entity’s activities through voting rights or similar rights, (2) obligation to absorb the expected losses of the entity if they occur, which makes it possible for the entity to finance its activities and (3) right to receive the expected residual returns of the entity if they occur, which is the compensation for the risk of absorbing the expected losses. FIN 46 is applicable for all variable interest entities created after January 31, 2003 and for entities in existence prior to this date. In December of 2003 FIN 46R was issued deferring the implementation date of this pronouncement until the end of the first interim or annual reporting period ending after March 15, 2004. The Company has adopted FIN 46R for the fiscal period ending June 30, 2004, but it does not have any impact on the Company.

Stock Based Compensation
      In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123R (SFAS 123R), “Share-Based Payment.” SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R requires that the fair value of such equity instruments be recognized as an expense in the historical financial statements as services are performed. Prior to SFAS 123R, only certain proforma disclosures of fair value were required. The Company has adopted the provisions of SFAS 123R, on a modified prospective basis, effective for the first quarter ended October 2, 2005.

Income Taxes
      Income taxes have been computed utilizing the asset and liability approach. Deferred income tax assets and liabilities arise from differences between the tax basis of an asset or liability and its reported amount in the financial statements. Deferred tax balances are determined by using tax rates expected to be in effect when the taxes will actually be paid or refunds received. A valuation allowance is recorded when the expected recognition of a deferred tax asset is not considered to be more likely than not. The recorded deferred income tax liability results from a difference between the book and tax basis of certain assets and liabilities.

Recapitalization
      On February 10, 2004, the Company entered into a series of financing transactions (the “Recapitalization”) resulting in the redemption and cancellation of 684,917 of the then outstanding 1,243,390 shares of common stock and all of the outstanding shares of the Series B convertible preferred stock. In addition the shareholders redeeming the shares (the “Sellers”) sold 518,219 shares of common stock to third party shareholders (the “Purchasers”).

Crosman Acquisition Corporation and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars are in thousands except share related amounts) (Unaudited)

      Under the terms of a Stock Purchase and Redemption Agreement among the Sellers, Purchasers and the Company, the Company will pay to the Sellers a certain amount of the 2005 and 2006 earnings before interest, depreciation, taxes, amortization, transaction related expenses and management fees (“Adjusted EBITDA” as defined) that exceeds $14,000. The Adjusted EBITDA is limited to the business as it existed on February 10, 2004. No payment is due to the Sellers for 2005 because the 2005 Adjusted EBITDA did not exceed the baseline amount.

Interim Financial Statements
      The financial information presented as of October 2, 2005 and September 26, 2004 and for the three-month periods then ended has been prepared without audit and does not include all the information and the footnotes required by accounting principles generally accepted in the United States for complete statements. In the opinion of management, all normal and recurring adjustments for a fair statement of such financial information have been made.

3.	Inventories
      The major components of inventories, net of reserves of $431 (unaudited) as of October 2, 2005, are as follows:

October 2,
2005

(Unaudited)
Raw materials	$3,269
Work-in-process	1,707
Finished goods	8,591

$13,567

4.	Warranty Reserve
      The Company generally warrants its airgun product for one year and its soft air products for 90 days. The warranty accrual is based on the prior nine months historical warranty activity and is included in accrued expenses. The activity in the product warranty reserve from July 1, 2005 through October 2, 2005 is as follows:

October 2,
2005

(Unaudited)
Balance at July 1	$461
Accruals for warranties issued during period	636
Settlements made during the period	(461)

$636

Crosman Acquisition Corporation and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars are in thousands except share related amounts) (Unaudited)

5.	Property, Plant and Equipment
      The major components of property, plant and equipment are as follows:

October 2,
2005

(Unaudited)
Land	$256
Building and improvements	2,349
Machinery and equipment	6,715
Furniture and fixtures	141
Computers and software	630
Tooling	2,729
Assets under capital lease	254
Construction-in-progress	734

13,808
Less: Accumulated depreciation	(3,542)

$10,266

      Depreciation expense amounted to $560 (unaudited), $528 (unaudited), for the three-month periods ended October 2, 2005 and September 26, 2004, respectively.

6.	Intangibles and Other Assets
      Intangible and other assets consist of the following:

October 2,
2005

(Unaudited)
Intangible assets subject to amortization:
Financing costs	$1,739
Developed Technology	900
License and distribution agreements	2,400

5,039
Less: Accumulated amortization	(1,066)

3,973
Intangible assets not subject to amortization, excluding goodwill:
Trademarks	9,800

Total intangibles and other assets, excluding goodwill, net	$13,773

      Developed technologies are amortized over 10 years. License and distribution agreements are amortized over the term of the related agreement. Financing costs, incurred in connection with obtaining long-term debt, are amortized over the term of the related debt. The Company utilizes the straight-line method for all amortization. Aggregate amortization expense for the three — month periods ended October 2, 2005 and September 26, 2004 is $179 (unaudited) and $155 (unaudited), respectively. All current amortization is deductible for income tax purposes.

Crosman Acquisition Corporation and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars are in thousands except share related amounts) (Unaudited)

      Estimated amortization expense for the following years ended is as follows:

						There-
	2006	2007	2008	2009	2010	after	Total

Financing costs	$297	$397	$397	$176	$—	$—	$1,267
Developed Technology	68	90	90	90	90	322	750
License and distribution agreement	199	266	266	266	182	777	1,956

Totals	$564	$753	$753	$532	$272	$1,099	$3,973

7.	Investment
      The Company has a 50% membership interest in Diablo Marketing, LLC, d/b/a Gameface Paintball (Gameface). Below is condensed financial information of Gameface as of and for:

Three-Month
Period Ended
October 2,
2005

(Unaudited)
Summary of operations:
Revenues	$2,461
Costs and expenses	2,556

Net loss	$(95)

Company equity in net loss	$(48)

Balance sheet data:
Assets:
Current assets	$3,580
Non-current assets	452

Total assets	$4,032

Liabilities and membership interests:
Current liabilities	$3,319
Membership interests	713

Total liabilities and membership interests	$4,032

      The Company guarantees the long-term debt of Gameface up to $1.5 million. The Company has not recorded the fair value of the liability, if any, in accordance with FIN 45 (Note 2) because the guarantee was issued prior to December 31, 2002.
      The Company performs all selling, administrative, warehousing and shipping functions for Gameface. Gameface pays the Company 5% of its net sales for these services. 50% of the payment is a reduction to the Company’s selling expense and 50% is a component of non-operating income. The Company billed Gameface $123 (unaudited) and $118 (unaudited) for these services for the three-month period ended October 2, 2005 and September 26, 2004, respectively.
      Additionally, Gameface purchased $490 (unaudited) and $776 (unaudited) of goods from Crosman for the three-month periods ended October 2, 2005 and September 26, 2004, respectively. As of

Crosman Acquisition Corporation and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars are in thousands except share related amounts) (Unaudited)

October 2, 2005, Gameface owes the Company $1,195 (unaudited), for product and services, which is included in current assets.

8.	Long-Term Debt
      At October 2, 2005 long-term debt consists of the following:

October 2,
2005

(Unaudited)
Collateralized:
Term Loan Facility	$25,783
Senior Subordinated Notes	14,000

39,783
Less: Current portion	(2,600)

$37,183

Notes payable under revolving line of credit	$9,074

Senior Credit Facility
      The Term Loan in the original amount of $26,000, is due on December 31, 2008. The Term Loan is payable in monthly installments of $217 for each of the first twenty-four monthly installments and $271 for each of the next succeeding monthly payments through the due date. All remaining outstanding principal and interest under the Term Loan will be due and payable in full on the due date. The interest on the Term Loan floats based upon the ratio of total debt to earnings before interest, taxes, depreciation and amortization and recapitalization expenses (EBITDA as defined). The Term Loan currently bears interest at the Company’s option of the bank’s prime rate + 1.25% or LIBOR + 3.75% subject to certain restrictions within the loan agreement. Additional principal payments are contingently payable based on the Company’s future excess cash flows and certain asset sales as defined in the agreement.
      The notes payable under the Revolver are used primarily to fund the Company’s working capital requirements. Maximum available credit is the lesser of $20,000 or a borrowing base computed on a percentage of eligible account receivables and inventories. The interest on the notes payable floats based upon the ratio of total debt to EBITDA. The notes payable currently bear interest at the Company’s option of the bank’s prime rate + 1.0% or LIBOR + 3.50% subject to certain restrictions within the loan agreement. The outstanding principal balance is due and payable on December 31, 2008. As of October 2, 2005 the Company has available borrowings of $9,396 (unaudited).
      The senior credit facility is collateralized by substantially all of the assets of the Company. The senior credit facility contains a subjective acceleration (i.e. material adverse effect) clause, but does not require the remittance of receipts into an M&T lockbox. Management has no reason to believe the subjective acceleration clause will be exercised in 2006 and therefore, only the minimum principal payments are classified as current liabilities.

Senior Subordinated Notes
      In connection with the Recapitalization (Note 2), on February 10, 2004, the Company issued $14 million of senior subordinated notes to a firm that owns 14% of the Company’s outstanding common stock. The senior subordinated notes are due on February 10, 2010 and bear interest at 16.5%. Interest is

Crosman Acquisition Corporation and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars are in thousands except share related amounts) (Unaudited)

payable monthly at 12%. The remaining 4.5% is payable on February 10, 2009 (the “Deferred Interest”). The Deferred Interest accrues interest at 16.5% and is compounded monthly. The Company is subject to certain prepayment penalties if any portion of the $14 million principal is prepaid prior to February 10, 2006. The Company may prepay the Deferred Interest at anytime without penalty.
      The senior credit facility and senior subordinated notes contain restrictive covenants, the more significant of which relate to fixed charge ratio, debt ratios, current ratio and capital expenditures, and restriction of dividends. The Company is in compliance with its covenants.

Refinancing
      On August 4, 2005, the Company refinanced its Senior Credit Facility. Under the terms of the new facility, the then outstanding balance of $23,708 under the then outstanding Term Loan was paid in full and the current outstanding term loan was issued in the original amount of $26 million. The net proceeds from the above were used to pay, transaction expenses of the failed offering, and to reduce the borrowings under the Revolver.

Long-Term Debt — Five Year Repayment Schedule (excluding the Revolver)
      The aggregate minimum annual principal payments excluding the revolving line are as follows:

2006	$2,600
2007	2,600
2008	3,142
2009	17,441
2010	14,000

$39,783

	Three Month Periods Ended

	October 2,	September 26,
	2005	2004

	(Unaudited)	(Unaudited)
Interest expense components are
Interest expense	$1,156	$893
Interest deferred on senior subordinated notes	170	162

	$1,326	$1,055

Cash paid for interest	$1,147	$783
Effective interest rate on all debt	10.7%	8.5%

Crosman Acquisition Corporation and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars are in thousands except share related amounts) (Unaudited)

9.	Income Taxes
      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

October 2,
2005

(Unaudited)
Current deferred tax assets/(liabilities)
Accounts receivable	$247
Inventory	300
Warranty and product liability	489
Tax credits	275
Other	34

Total net current deferred tax assets	1,345

Long-term deferred tax assets/(liabilities)
Supplemental retirement	220
Property, plant and equipment	(1,793)
Intangible assets	(964)
Tax credits	131
Goodwill	(1,130)

Total net long-term deferred tax liabilities	(3,536)

Net deferred tax liability	$(2,191)

      Income tax expense (benefit) consists of the following:

	Three Month Periods Ended

	October 2,	September 26,
	2005	2004

	(Unaudited)	(Unaudited)
Current:
Federal	$575	$400
State	27	38
Deferred income tax	(210)	(297)

	$392	$141

      The Company received net income tax refunds of $461 (unaudited), and $239 (unaudited) for the three-month periods ended October 2, 2005 and September 26, 2004, respectively.

Crosman Acquisition Corporation and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars are in thousands except share related amounts) (Unaudited)

Rate Reconciliation
      A reconciliation of the statutory federal income tax rate to the effective rates for the periods ended:

	Three Month Periods Ended

	October 2,		September 26,
	2005		2004

	(Unaudited)
Statutory federal income tax rate	$352	34.0%	$166	34.0%
State taxes, net of federal benefit	47	4.5%	18	3.7%
Investment tax credits	(1)	(0.1)%	(17)	(3.5)%
Non taxable (income) expenses, net	(17)	(1.6)%	(1)	(0.2)%
Adjustments to prior year taxes	—	0.0%	(34)	(6.8)%
Miscellaneous	11	1.0%	9	1.8%

	$392	37.8%	$141	28.9%

      The Company has certain tax credits that expire in various increments from 2014 to 2020. Realization of the deferred income tax assets relating to these tax credits is dependent on generating sufficient taxable income prior to the expiration of the credits. Based upon results of operations, management believes it is more likely than not the Company will generate sufficient future taxable income to realize the benefit of the tax credits and existing temporary differences, although there can be no assurance of this.

10.	Leases
      The Company leases certain of its equipment utilized in its regular operations. Some of these leases contain renewal options to extend the term of the lease. None of the lease agreements contain acceleration clauses. Minimum rent commitments under capital and non-cancelable operating leases at October 2, 2005 are as follows:

Years Ending	Capital	Operating

2006	$63	$53
2007	58	55
2008	49	55
2009	29	36
2010	18	—

Total minimum lease payments	217	199
Less: Amount representing interest	(30)

Total obligations under capital lease	187
Less: Current portion	(73)

Long-term obligations under capital lease	$114

      Rent expense for operating leases total $26 (unaudited) and $82 (unaudited) for the three-month periods ended October 2, 2005 and September 26, 2004, respectively.

11.	Stock Based Plans

A) Director Stock Option Plan
      The Company adopted a Director Stock Option Plan on January 1, 1998 for non-employee directors (the “Director Plan”). The Director Plan allowed for the granting of non-qualified stock options, stock appreciation rights and incentive stock options. The Company was authorized to grant options for up to 30,000 shares for non-employee directors. Options vested after one year and are exercisable over 10 years. The exercise price of the options was the estimated fair market value of the stock on the date of grant. In connection with the Recapitalization (Note 2), all options became exercisable and were exercised. The

Crosman Acquisition Corporation and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars are in thousands except share related amounts) (Unaudited)

plan was terminated by the Board of Directors on September 29, 2005; there were no options granted through the period of termination.

B) Stock Incentive Plan
      In 2002, the Company adopted the Stock Incentive Plan for officers and certain other Company employees and subsequently amended it in 2003. The Stock Incentive Plan allowed for the purchases of common stock, granting of non-qualified stock options, stock appreciation rights and other stock-based awards as described by the Stock Incentive Plan. The Company reserved 73,748 shares of common stock for issuance under the Stock Incentive Plan. Stock ownership costs were amortized, based upon the estimated life of ownership, subject to certain provision within the individual stock purchase agreements. There were 11,576 shares available for future grants at October 2, 2005 and no outstanding awards at October 2, 2005.

Stock Purchases
      In 2002 the Company accepted a note receivable for $505 that was amended and restated in 2004 to represent payment for the issuance of 17,494 of its common stock. The note bears interest at 7% and interest is payable on the maturity date. The note is due April 23, 2012 and is subject to mandatory prepayment provisions if certain conditions are met.
      In 2003, the Company accepted notes totaling $267 in connection with the issuance of 24,897 of its common stock. The notes were paid in full in connection with the Recapitalization (Note 2). The interest rate on the notes was 5%.
      In 2004, the Company accepted notes totaling $450 in connection with the issuance of 11,592 shares of its common stock. The notes bear interest at 6% and interest is payable on the maturity date. The notes are due April 23, 2011 and are subject to mandatory prepayment provisions if certain conditions are met.
      The Company has classified all of the notes as a reduction of additional paid-in capital on the balance sheet.

Stock Options
      On February 10, 2004 the Company granted options to purchase 30,000 shares of its common stock that vest over the time period and exercise prices as described below:

		Weighted
		Average
		Minimum
	Number of	Exercise
	Shares	Price

Date of Vesting
February 10, 2005	6,000	$73.00
February 10, 2006	6,000	99.67
February 10, 2007	6,000	140.33
February 10, 2008	6,000	194.67
February 10, 2009	6,000	270.37

	30,000	$155.61

      If the options are not exercised within a year of the date of vesting, the exercise price will increase to the next year’s weighted average minimum exercise price. The exercise price of the stock options exceeded

Crosman Acquisition Corporation and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars are in thousands except share related amounts) (Unaudited)

the Company’s estimate of fair value market on the date of grant. Previously, the Company elected to follow Accounting Principles Board Opinion No. 25 (“APB No. 25”) and related interpretations in accounting for the stock options granted under the Plan. Under APB No. 25, because the exercise price of the Company’s stock options approximates or exceeds the fair value of the underlying stock on the date of the grant, no compensation expense has been recognized. Under Statement of Financial Accounting Standard No. 123, rights to acquire company stock are to be valued under the fair value method and the proforma effect of such value on reported earnings per share are to be disclosed in the notes to the financial statements. As the fair value of these rights is not material, proforma and related disclosures are not presented. There were no options exercised in 2005.

12.	Commitment and Contingencies
      From time to time the Company defends product liability lawsuits involving accidents and other claims related to its business operations. The Company views these actions, and related expenses of administration, litigation and insurance, as part of the ordinary course of its business. The Company has a policy of aggressively defending product liability lawsuits, which generally take several years to ultimately resolve. A combination of self-insured retention and insurance is used to manage these risks and management believes that the insurance coverage and reserves established for self-insured risks are adequate, however, the effect of these lawsuits on future results of operations, if any, cannot be predicted. The Company incurred $80 (unaudited) and $26 (unaudited), of expenses related to these claims for the three-month periods ended October 2, 2005 and September 26, 2004, respectively.
      The Company is also subject to potential liability for investigation and remediation of environmental contamination (including contamination caused by other parties) at properties that it owns or operates and at other properties where the Company or its predecessors have operated or arranged for the disposal of hazardous substances. The Company has signed consent orders with the New York State Department of Environmental Conservation (“DEC”) to investigate and remediate soil and groundwater contamination at its primary facility. Pursuant to a contractual indemnity and related agreements, the costs of investigation and remediation have been paid by a successor to the prior owner and operator of the facility, which also has signed the consent orders with the DEC. In 2002, upon an increase noted in certain contamination levels, the DEC indicated that additional remediation of groundwater may be required. Both the Company and the prior owner and operator have disputed the need for additional remediation and are pursuing alternate avenues for resolving site issues with the DEC, including monitored natural attenuation of the contaminants. Although the Company believes the prior owner and operator are contractually obligated to pay any additional costs for resolving site remediation issues with the DEC and the prior owner and operator will continue to honor its commitments, there can be no assurance the prior owner and operator will continue to pay future site remediation costs, which could be material if the DEC requires additional groundwater remediation. Subsequent to 2002, contamination levels returned to normalized levels and the DEC has not pursued any further action.

13.	Employee Retirement Plan
      The Company has a contributory profit sharing retirement 401(k) plan for substantially all of its hourly and salaried employees. Participants can contribute up to a maximum of 15% of eligible wages and the Company will make matching contributions based upon a percentage of participant contributions. Profit sharing contribution expense was $64 (unaudited) and $92 (unaudited), for the three-month periods ended October 2, 2005 and September 26, 2004, respectively. A participant is immediately vested in his or her own contribution and vests at the rate of 25% per year in the matching contribution.

Crosman Acquisition Corporation and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars are in thousands except share related amounts) (Unaudited)

      The Company has a supplemental retirement agreement covering a former key employee, which provides for stipulated annual payments. The present value of these retirement payments at October 2, 2005 is $521 (unaudited). The amount has been accrued pursuant to the agreement’s vesting provisions and is included in other long-term liabilities.

14.	Concentration of Sales and Credit Risk
      For the three-months ended October 2, 2005 and September 26, 2004, one major customer accounted for 31% (unaudited) and 30% (unaudited), respectively, of the Company’s sales. At October 2, 2005 and September 26, 2004, this major customer accounted for 29% (unaudited) and 28% (unaudited), respectively, of the Company’s accounts receivable.

15.	Related Party Transactions
      In addition to the transactions described in Notes 7 and 8, in 2004 the Company paid $580 in management consulting costs, incurred concurrent with the Recapitalization (Note 2), to a company affiliated with the majority shareholder.
      In the three months ended October 2, 2005 and September 26, 2004, the Company paid $145 (unaudited) to a company affiliated with the majority shareholder for management services.
      The Company will continue to pay $580 per year, subject to certain limitations imposed under its lending agreements and continued ownership by the majority shareholder.

16.	Warrants for Common Stock
      In connection with the Recapitalization (Note 2) the Company issued warrants for shares of its common stock for $38.50 per share. The warrants are only exercisable if a contingent payment is due to the Sellers and the Company is not or will not be in compliance with its financial covenants under its lending arrangements (Note 8). In that case, the warrant holders will be required to make the contingent payment directly to the sellers. The number of shares issuable under the warrants will be equal to the contingent payment made by the warrant holder divided by the warrant price. Management believes that the likelihood of the warrants being exercised is remote because the contingent payments are based on EBITDA growth by the Company which management believes would result in the Company meeting its financial covenants. In this case, the warrants would not be exercisable. Accordingly, the value of the warrants is estimated to be de minimus.

17.	Segment Reporting
      As discussed in Note 1, the Company manufactures air guns, paintball markers, ammunition, accessories and slingshots, and distributes paintballs, under one operating segment, selling to retailers, mass merchandisers, and distributors. Its products primarily include air rifles, air pistols, soft air, and related consumables. The Company can serve as a single source of supply for its customers’ related requirements. Net sales by product line are as follows:

	Three month periods ended

	October 2,	September 26,
	2005	2004
	(Unaudited)	(Unaudited)
Air rifles	$5,875	$5,326
Air pistols	3,275	2,971
Soft air	7,237	2,869
Related consumables	3,733	3,891
Other	347	454

	$20,467	$15,511

      The Company’s sales are primarily in the United States which represent approximately 86% and 85% of its net sales for the three month periods ended October 2, 2005 and September 26, 2004, respectively.

Advanced Circuits, Inc. and R.J.C.S., LLC
Index to Combined Financial Statements

Financial Statements

Page(s)

Independent Auditors’ Report	F-83
Combined balance sheets as of December 31, 2004 and 2003	F-84
Combined statements of operations for the years ended December 31, 2004, 2003 and 2002	F-85
Combined statements of stockholders’ equity and members’ capital for the years ended December 31, 2004, 2003 and 2002	F-86
Combined statements of cash flows for the years ended December 31, 2004, 2003 and 2002	F-87
Notes to combined financial statements	F-88–F-93

INDEPENDENT AUDITORS’ REPORT
Board of Directors
Advanced Circuits, Inc. and R.J.C.S., LLC
      We have audited the accompanying combined balance sheets of Advanced Circuits, Inc., and R.J.C.S., LLC, as of December 31, 2004 and 2003, and the related combined statements of operations, stockholders’ equity and members’ capital, and cash flows for each of the three years in the period ended December 31, 2004. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the combined financial statements based on our audits.
      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Advanced Circuits, Inc., and R.J.C.S., LLC, as of December 31, 2004, and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.
/s/ Bauerle and Company, P.C.
Denver, Colorado
January 21, 2005
(Except for Note 11 as to which the
date is September 22, 2005)

Advanced Circuits, Inc. and R.J.C.S., LLC
Combined Balance Sheets
December 31, 2004 and 2003

	2004	2003

Assets
Current assets
Cash and Cash Equivalents	$6,619,956	$4,071,288
Accounts Receivable	2,662,185	1,958,527
Less: Allowance for Doubtful Accounts	80,000	80,000

Accounts Receivable — Net	2,582,185	1,878,527
Inventory and Work in Process	309,402	304,000
Note Receivable — Current	52,500	—

Total Current Assets	9,564,043	6,253,815

Property and Equipment at Cost	10,646,074	9,829,734
Less: Accumulated Depreciation	3,977,565	3,108,361

Property and Equipment — Net	6,668,509	6,721,373

Other assets
Annuities and Cash Surrender Value — Life Insurance	223,555	79,005
Deposits	35,000	86,500
Notes Receivable	297,500	—

Total Other Assets	556,055	165,505

Total assets	$16,788,607	$13,140,693

Liabilities, Stockholders’ Equity and Members’ Capital
Current liabilities
Accounts Payable	$1,237,578	$1,059,180
Accrued Wages and Payroll Taxes	375,709	429,804
Notes Payable — Due Within One Year	380,000	756,191
Other Accrued Liabilities	332,633	487,966
Accrued Vacation	313,769	214,050
Accrued Bonuses	375,000	125,000
Accrued Sales Tax Payable	53,101	58,806
Due to Members	354,108	284,292

Total Current Liabilities	3,421,898	3,415,289
Long-term liabilities
Deferred Compensation Plan Payable	96,000	24,500
Deposits	35,000	35,000
Notes Payable	2,786,667	3,166,667

Total Liabilities	6,339,565	6,641,456

Stockholders’ equity and members’ capital
Members’ Capital	2,601,676	1,732,675
Common Stock, No Par Value; 100,000 Shares Authorized; 27,000 Shares Issued and Outstanding	25,200	25,200
Retained Earnings	7,822,166	4,741,362

Total Stockholders’ Equity and Members’ Capital	10,449,042	6,499,237

Total liabilities, stockholders’ equity and members’ capital	$16,788,607	$13,140,693

The accompanying notes are an integral part of the combined financial statements.

Advanced Circuits, Inc. and R.J.C.S., LLC
Combined Statements of Operations
For the Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002

Net Sales	$36,642,080	$27,796,468	$23,766,943
Cost of Sales	17,866,698	14,568,676	12,759,438

Gross Profit	18,775,382	13,227,792	11,007,505
Selling, General and Administrative Expenses	6,564,616	5,521,248	5,031,519

Operating Income	12,210,766	7,706,544	5,975,986
Interest Expense	(241,903)	(203,585)	(417,681)
Interest Income	42,079	15,705	27,335
Other Income (Expense)	82,331	15,313	(198,371)

Net Income	$12,093,273	$7,533,977	$5,387,269

The accompanying notes are an integral part of the combined financial statements.

Advanced Circuits, Inc. and R.J.C.S., LLC
Combined Statements of Stockholders’ Equity and Members’ Capital
For the Years Ended December 2004, 2003 and 2002

		Advanced Circuits, Inc.

	R.J.C.S.	Common Stock
	Members’			Retained
	Capital	Shares	Amount	Earnings	Total

Balances at December 31, 2001	$594,752	27,000	$25,200	$2,027,748	$2,647,700
Net Income	449,011	—	—	4,938,258	5,387,269
Stockholders’ Distributions	—	—	—	(4,244,090)	(4,244,090)

Balances at December 31, 2002	1,043,763	27,000	25,200	2,721,916	3,790,879
Net Income	973,204	—	—	6,560,773	7,533,977
Stockholders’ Distributions	—	—	—	(4,541,327)	(4,541,327)
Members’ Distributions	(284,292)	—	—	—	(284,292)

Balances at December 31, 2003	1,732,675	27,000	25,200	4,741,362	6,499,237
Net Income	869,001	—	—	11,224,272	12,093,273
Stockholders’ Distributions	—	—	—	(8,143,468)	(8,143,468)

Balances at December 31, 2004	$2,601,676	27,000	$25,200	$7,822,166	$10,449,042

The accompanying notes are an integral part of the combined financial statements.

Advanced Circuits, Inc. and R.J.C.S., LLC
Combined Statements of Cash Flows
For the Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002

Cash flows from operating activities:
Net Income	$12,093,273	$7,533,977	$5,387,269
Non-Cash Items Included in Net Income:
Depreciation	869,203	728,756	654,373
Loss on Disposition of Assets	—	—	217,857
Gain on Sale of Equipment	—	—	(775)
(Increase) Decrease in Assets:
Accounts Receivable	(703,658)	(359,253)	(274,900)
Deposits	51,500	(51,500)	—
Inventory and Work in Process	(5,402)	(179,000)	(45,000)
Increase (Decrease) in Liabilities:
Accounts Payable	178,398	107,384	180,733
Accrued 401(K)	—	(8,831)	(141,169)
Other Accrued Liabilities	(155,333)	224,881	36,906
Accrued Payroll	(54,095)	165,704	25,548
Accrued Vacation	99,719	10,858	11,952
Accrued Sales Tax	(5,705)	(101,194)	34,864
Accrued Bonuses	250,000	(75,000)	—
Accrued Deferred Compensation	71,500	24,500	—

Net Cash Provided By Operating Activities	12,689,400	8,021,282	6,087,658

Cash flows from investing activities:
Purchase of Property and Equipment	(816,339)	(2,087,420)	(2,227,024)
Issuance of Notes Receivable	(350,000)	—	—
Proceeds from Sale of Property and Equipment	—	—	775
Increase in Annuities and Cash Surrender Value — Life Insurance	(144,550)	(79,005)	—

Net Cash Used In Investing Activities	(1,310,889)	(2,166,425)	(2,226,249)

Cash flows from financing activities:
Due to Members — Net	69,816	284,292	—
Repayment of Loan from Related Party	—	—	(224,018)
Proceeds from Notes Payable	—	1,355,362	2,497,139
Repayment of Notes Payable	(756,191)	(1,272,445)	(2,115,465)
Distributions	(8,143,468)	(4,825,619)	(4,244,090)

Net Cash Used In Financing Activities	(8,829,843)	(4,458,410)	(4,086,434)

Net increase (decrease) in cash and cash equivalents	2,548,668	1,396,447	(225,025)
Cash and cash equivalents at beginning of year	4,071,288	2,674,841	2,899,866

Cash and cash equivalents at end of year	$6,619,956	$4,071,288	$2,674,841

Supplemental disclosures:
Interest Paid	$229,613	$203,585	$417,681

The accompanying notes are an integral part of the combined financial statements.

Advanced Circuits, Inc. and R.J.C.S., LLC
Notes to Combined Financial Statements
December 31, 2004, 2003 and 2002

1.	Company History, Use of Estimates and Significant Accounting Policies
      Combination Policy. The accompanying combined balance sheets and the related statements of operations, stockholders’ equity and members’ capital, and cash flows include the accounts of Advanced Circuits, Inc. and R.J.C.S., LLC, both of which were under common ownership and management prior to the acquisition described in Note 11. Inter-company balances and transactions have been eliminated.

Company History.
      Advanced Circuits, Inc. was incorporated under the laws of the State of Colorado on March 8, 1989, with 100,000 shares of authorized common stock at no par value. The Company’s principal business activity is the marketing, sales and manufacturing of circuit boards. The Company’s headquarters are in Aurora, Colorado.
      R.J.C.S., LLC was organized under the laws of the State of Colorado on May 13, 1997. The Company’s principal business activity is the rental of a building and equipment to Advanced Circuits, Inc.
      Concentration of Credit Risk. Financial instruments that potentially subject the Company to credit risk, consist primarily of the following:

Cash. From time to time, the Company may maintain cash balances in a financial institution in excess of the FDIC insured limit.

Accounts Receivable. The Company’s receivables are due from various business entities, from the sale of circuit boards. None of the Company’s customers individually accounted for more than 2% of the Company’s consolidated revenues in 2004, 2003 and 2002.
      Accounting Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that effect the amounts reported in the consolidated financial statements and accompanying notes. The Company is subject to uncertainties such as the impact of future events, economic, environmental and political factors and changes in the Company’s business environment; therefore, actual results could differ from these estimates. Accordingly, the accounting estimates used in the preparation of the Company’s financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as the Company’s operating environment changes. Changes in estimates are made when circumstances warrant. Such changes in estimates and refinements in estimation methodologies are reflected in reported results of operations; if material, the effects of changes in estimates are disclosed in the notes to the consolidated financial statements. Significant estimates and assumptions by management effect: the allowance of doubtful accounts, the carrying value of inventory, the carrying value of long-lived assets, certain accrued expenses and contingencies.
      Depreciation. Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets.
      Cash and Cash Equivalents. For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.
      Inventory. Inventory is stated at the lower of cost or market value using the first-in, first-out basis. Cost includes raw materials, direct labor and manufacturing overhead. Market value is based on current

Advanced Circuits, Inc. and R.J.C.S., LLC
Notes to Combined Financial Statements (Continued)
December 31, 2004, 2003 and 2002

replacement cost for raw materials and supplies and on net realizable value for work-in-process. Inventory consisted of the following as of December 31:

	2004	2003

Raw materials and supplies	$115,402	$110,000
Work-in-process	194,000	194,000

	$309,402	$304,000

      Property and Equipment. Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is predominately computed using the straight-line method over the estimated useful lives of the related assets. The useful lives are generally as follows:

Machinery and Equipment	5 to 7 years
Office Furniture and Equipment	5 to 7 years
Buildings and Building Improvements	7 to 39 years
Vehicles	5 years
Leasehold Improvements	Shorter of useful life or lease term
      Expenditures for maintenance, repair and renewals of minor items are charged to expense as incurred. Major betterments are capitalized.
      In accordance with SFAS No. 144, “Accounting for the Impairment of Disposal of Long-Lived Assets”, long lived assets used in operations are reviewed for impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value. Long-lived assets held for sale are reported at the lower of cost or fair value less costs to sell.
      Revenue Recognition. Revenue is recognized upon shipment of circuit boards, net of sales returns and allowances, in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition”. This standard established that revenue can be recorded when persuasive evidence of an arrangement exists, delivery has occurred and all significant obligations have been satisfied, the fee is fixed or determinable and collection is reasonably assured. Appropriate reserves are established for anticipated returns and allowances based on past experience. Revenue is typically recorded at F.O.B.shipping point but for sales of certain custom products, revenue is recognized upon completion and customer acceptance.
      Advertising Costs. The Company expenses advertising costs in the period they are incurred as the benefits derived from the advertising expense are realized in the current period.

Income Taxes
      Advanced Circuits, Inc. has elected to be taxed under the Subchapter S provisions of the Internal Revenue Code. Under those provisions, the Company does not pay Federal and State income taxes. Instead, the stockholders are liable for individual income taxes on their respective shares of the Company’s taxable income.
      As a result, no current or deferred income tax liability is recorded in these financial statements, since the tax will become a liability of the stockholders.

Advanced Circuits, Inc. and R.J.C.S., LLC
Notes to Combined Financial Statements (Continued)
December 31, 2004, 2003 and 2002

      R.J.C.S., LLC has elected to be taxed as a partnership. Under those provisions, the Company does not pay Federal and State income taxes. Instead, the members’ are liable for individual income taxes on their respective shares of the Company’s taxable income.
      As a result, no current or deferred income tax liability is recorded in these financial statements, since the tax will become a liability of the members.
      Due to various timing differences, income is recognized in different periods for tax reporting purposes than for financial statement purposes.

December 31,
2004

Accumulated Earnings — Tax Basis	$7,469,193
Timing Differences:
Accumulated Depreciation	598,386
Allowance For Bad Debt	(80,000)
Vacation Accrual	(69,413)
Deferred Compensation Plan	(96,000)

Retained Earnings — Financial Statement Basis	$7,822,166

Members’ Capital — Tax Basis	$1,988,605
Timing Differences:
Accumulated Depreciation	613,071

Members’ Capital — Financial Statement Basis	$2,601,676

      Allowance for Doubtful Accounts. Trade receivables are recorded when invoices are issued. Receivables are written off when they are determined to be uncollectible. The allowance for doubtful accounts receivable reflects the Company’s best estimate of probable losses inherent in the Company’s receivable portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and on other currently available evidence.
      Recent Accounting Pronouncements. In December 2004, the FASB issued SFAS No. 151, “Inventory Costs — An Amendment of ARB No. 43, Chapter 4” (“SFAS no. 151”). SFAS No. 151 requires abnormal amounts of inventory costs related to idle facility, freight handling and wasted material expenses to be recognized as current period charges. Additionally, SFAS No. 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The standard is effective for fiscal years beginning after June 15, 2005. The Company believes the adoption of SFAS No. 151 will not have a material impact on its consolidated financial position or results of operations.

2.	Advertising Costs
      Advertising expense charged to operations for the years ended December 31, 2004, 2003 and 2002, was $475,951, $439,703 and $606,653, respectively.

Advanced Circuits, Inc. and R.J.C.S., LLC
Notes to Combined Financial Statements (Continued)
December 31, 2004, 2003 and 2002

3.	Property and Equipment
      A summary of the investment in property and equipment, net of accumulated depreciation, for the years ended December 31, 2004 and 2003, is as follows:

	2004	2003

Machinery and Equipment	$1,815,318	$1,789,326
Office Furniture and Equipment	229,877	282,958
Buildings	3,766,123	3,900,341
Land	115,615	115,615
Vehicles	11,535	16,166
Leasehold Improvements	730,041	616,967

	$6,668,509	$6,721,373

      Depreciation expense charged to operations for the years ended December 31, 2004, 2003 and 2002, was $869,203, $728,756 and $654,373, of which $621,600, $552,286 and $507,443 was included in cost of sales, respectively.

4.	Note Receivable
      The Company loaned $350,000 on October 1, 2004 to W.S.O.P. Investments, LLC an unrelated third party. The loan is evidenced by a note that calls for interest on the unpaid principal balance at the rate of 15% per annum with quarterly principal payments due of $13,125 beginning on January 1, 2005. The remaining principal is due on April 1, 2006. The loan is secured by a subordinated deed of trust on approximately 3 acres of property in Douglas County, Colorado.

5.	Notes Payable
      The following is a summary of notes payable at December 31, 2004 and 2003:

	2004	2003

Circuit Automation (payable in monthly installments of $2,500; unsecured)	$—	$22,500
Lyon Credit Corp. (payable in monthly installments of $5,687, including interest at 8.28% through March, 2004; secured by equipment)	—	16,816
Lyon Credit Corp. (payable in monthly installments of $3,053, including interest at 9.1% through July, 2004; secured by equipment)	—	20,804
Citywide Bank (payable in monthly installments of $32,890, including interest at 6.5% through November 2004; secured by equipment)	—	316,070
Key Bank (payable in monthly installments of $31,667, plus interest at 6.5%, adjusted by the LIBOR index, through April, 2013; secured by real estate)	3,166,667	3,546,668

	3,166,667	3,922,858
Less: Current Maturities Included in Current Liabilities	380,000	756,191

Notes Payable — Due After One Year	$2,786,667	$3,166,667

Advanced Circuits, Inc. and R.J.C.S., LLC
Notes to Combined Financial Statements (Continued)
December 31, 2004, 2003 and 2002

      The following are future maturities of notes payable at December 31, 2004:

2005	$380,000
2006	380,000
2007	380,000
2008	380,000
2009 and Beyond	1,646,667

$3,166,667

      The Company has negotiated a $1,000,000 line-of-credit with Key Bank National Association. The line accrues interest at 0.5% below the bank’s index rate, matures on September 30, 2005, and is secured by accounts receivable, equipment, and a personal guaranty of a stockholder. There was no outstanding balance at December 31, 2004.

6.	Profit Sharing Plan
      The Company has adopted a 401(K) Employee Benefit Plan. All employees who are at least 21 years old and have three months of service, are eligible to participate. The Board of Directors, at its discretion, may make contributions to the Plan. For the years ended December 31, 2004, 2003 and 2002, the Company elected to contribute $154,048, $123,522 and $120,000, respectively, to the Plan.

7.	Related Party Transactions
      During the year ended December 31, 2004, the Members’ loaned $354,108 to the Company for working capital purposes.
      During the year ended December 31, 2003, the Members’ loaned $284,292 to the Company for working capital purposes. The loan, plus interest of $17,058, was paid in full during the year ended December 31, 2004.

8.	Key Employee — Deferred Compensation Plan
      During the year ended December 31, 2003, the Company implemented a deferred compensation plan for its key employees. The plan calls for discretionary awards of deferred compensation for five years beginning in 2003. The key employees vest in their share of the deferral based on the number of years of service with the Company. For the years ended December 31, 2004 and 2003, the Company elected to defer $140,000 for each year into the plan. Key employee vesting at December 31, 2004 and 2003 was $96,000 and $24,500, which is included in long-term liabilities.
      The Company has invested in annuities and life insurance policies to fund the future deferred compensation liability.

9.	Asset Disposal
      During the year 2001, the Company purchased a piece of equipment that did not perform as promoted by the vendor. Subsequent to the year ended December 31, 2002, the Company reached a $300,000 settlement with this vendor for the return and removal of the equipment. For the year ended December 31, 2002, a loss of $217,857 was recorded in the financial statements and is included in other expense. The settlement was collected in full during 2003.

Advanced Circuits, Inc. and R.J.C.S., LLC
Notes to Combined Financial Statements (Continued)
December 31, 2004, 2003 and 2002

10.	Fair Value of Financial Instruments
      The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, “Disclosures about Fair Value of Financial Instruments.” The estimated fair values have been determined using available market information. However, considerable judgment is required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and /or estimation methodologies may have a material effect on the estimated fair value amounts.

	December 31, 2004		December 31, 2003

	Cost Basis	Fair Value	Cost Basis	Fair Value

Assets:
Cash & Cash Equivalents	$6,619,956	$6,619,956	$4,071,288	$4,071,288
Annuities & Cash Surrender Value — Life Insurance	223,555	223,555	79,005	79,005
Notes Receivable	350,000	350,000	—	—
Liabilities:
Notes Payable	$3,166,667	$3,166,667	$3,922,858	$3,911,601

11.	Subsequent Event
      On September 20, 2005, 100% of the equity interests of both Advanced Circuits, Inc. and R.J.C.S., LLC were purchased by an unrelated third party. The aggregate selling price for the equity interests was $78 million, which is subject to working capital and other adjustments.

Compass AC Holdings, Inc.
Index to Consolidated Financial Statements

Financial Statements

Page(s)

Consolidated balance sheet as of September 30, 2005 (Unaudited)	F-95
Consolidated statements of operations for the nine months ended September 30, 2005 and 2004 (Unaudited)	F-96
Consolidated statements of cash flows for the nine months ended September 30, 2005 and 2004 (Unaudited)	F-97
Notes to consolidated financial statements (Unaudited)	F-98–F-102

Compass AC Holdings, Inc.
Consolidated Balance Sheet
September 30, 2005

(Unaudited)
Assets
Current assets
Cash and Cash Equivalents	$942,181
Accounts Receivable	2,758,073
Less: Allowance for Doubtful Accounts	78,991

Accounts Receivable (Net)	2,679,082
Inventory and Work in Process	316,463
Due from Former Owner	74,980
Prepaid Expenses	38,072

Total Current Assets	4,050,778

Property and equipment — at cost
Machinery and Equipment	2,016,829
Office Furniture and Fixtures	428,749
Leasehold Improvements	230,259

Property and Equipment — net	2,675,837

Other assets
Deposits	120,625
Deferred Note Issuance Costs	1,090,000
Intangible Assets	20,700,000
Goodwill	51,190,248

Total Other Assets	73,100,873

Total assets	$79,827,488

Liabilities and Stockholders’ Equity
Current liabilities
Accounts Payable	$1,035,599
Accrued Wages and Payroll Taxes	300,905
Line of Credit Payable	820,625
Current Maturities of Notes Payable	3,750,000
Other Accrued Liabilities	592,570
Accrued Vacation	369,459
Accrued Bonuses	391,000
Accrued Taxes Payable	278,101
Interest Payable	165,600

Total Current Liabilities	7,703,859
Notes Payable — Due After One Year	46,750,000
Stockholders’ equity
Common Stock, $0.01 Par Value; 2,000,000	11,364
Shares Authorized; 1,136,364 Shares Issued and Outstanding
Additional Paid in Capital	28,397,736
Shareholders’ Note Receivable	(3,409,100)
Retained Earnings	373,629

Total Stockholders’ Equity	25,373,629

Total liabilities and stockholders’ equity	$79,827,488

The accompanying notes are an integral part of the consolidated financial statements.

Compass AC Holdings, Inc.
Consolidated Statements of Operations
For the Nine Months Ended September 30, 2005 and 2004

	(Unaudited)

	Predecessor	Predecessor
	Consolidated	Consolidated
	2005	2004

Net Sales	$31,453,501	$27,465,232
Cost of Sales	14,132,845	13,547,752

Gross Profit	17,320,656	13,917,480
Selling, General and Administrative Expenses	5,628,713	4,663,455

Operating Income	11,691,943	9,254,025
Interest Expense	(324,714)	(183,138)
Interest Income	150,430	19,839
Other Income	3,259	5,496

Income before Provision for Income Taxes	11,520,918	9,096,222
Provision for Income Taxes	225,000	—

Net Income	$11,295,918	$9,096,222

The accompanying notes are an integral part of the consolidated financial statements.

Compass AC Holdings, Inc.
Consolidated Statements of Cash Flows
For the Nine Months Ended September 30, 2005 and 2004

	(Unaudited)

	Predecessor	Predecessor
	Consolidated	Consolidated
	2005	2004

Cash flows from operating activities:
Net Income	$11,295,918	$9,096,222
Non-Cash Items Included in Net Income:
Depreciation	715,347	594,355
(Increase) Decrease in Assets:
Accounts Receivable	(353,141)	(329,539)
Deposits	(120,625)	144,088
Prepaid Expenses	(38,072)	—
Inventory and Work In Process	(3,861)	(22,195)
Increase (Decrease) In Liabilities:
Accounts Payable	382,781	(201,389)
Other Accrued Liabilities	(70,632)	(141,146)
Accrued Payroll	(84,943)	231,557
Accrued Bonuses	78,487	165,000
Interest Payable	165,600	—

Net Cash Provided By Operating Activities	11,966,859	9,536,953
Cash flows from investing activities:
Purchase of Property and Equipment	(883,830)	(737,736)
Proceeds from Sale and Leaseback of Building	5,000,000	—
Acquisition of Company	(79,683,375)	—
Increase in Annuities and Cash Surrender Value — Life Insurance	—	(140,000)

Net Cash Used In Investing Activities	(75,567,205)	(877,736)
Cash flows from financing activities:
Repayment of Notes Payable	(3,166,667)	(633,952)
Issuance of Note Payable in Connection with Acquisition	50,500,000	—
Note Payable Issuance Costs	(1,090,000)	—
Line of Credit Borrowings-net	820,625	—
Capital from Acquisition	25,000,000	—
Distributions	(14,141,387)	(6,757,314)

Net Cash Provided By (Used In) Investing Activities	57,922,571	(7,391,266)
Net increase (decrease) in cash and cash equivalents	(5,677,775)	1,267,951
Cash and cash equivalents at beginning of year	6,619,956	4,071,288

Cash and cash equivalents at end of period	$942,181	$5,339,239

Supplemental disclosures:
Interest Paid	$159,114	$183,138

The accompanying notes are an integral part of the consolidated financial statements.

Compass AC Holdings, Inc.
Notes to Consolidated Financial Statements
September 30, 2005 and 2004 (Unaudited)

1.	Company History, Use of Estimates and Significant Accounting Policies
      Basis of Presentation. On September 20, 2005, a group of unaffiliated investors and management formed Compass AC Holdings, Inc. who then purchased 100% of the outstanding stock of Advanced Circuits, Inc. and 100% of the membership interest of R.J.C.S. LLC, an entity previously established solely to hold Advanced Circuits’ real estate and equipment assets. Immediately following the acquisitions, R.J.C.S. LLC was merged into Advanced Circuits, Inc. The results of operations of Compass AC Holdings, Inc. from the closing date through September 30, 2005 have been included with the combined results of Advanced Circuits, Inc. and R.J.C.S. LLC from January 1, 2005 through September 19, 2005 to form the nine month operating results. The results of operation from the closing date through September 30, 2005 were deemed not material to report operating results separate from those of the predecessor operating results.
      The unaudited consolidated financial statements of Compass AC Holdings, Inc. (the “Company”) have been prepared by management and reflect all adjustments (consisting of only normal recurring adjustments) that, in the opinion of management, are necessary for a fair presentation of the interim periods presented. The results of operations for the nine months ended September 30, 2005, are not necessarily indicative of the results to be expected for any subsequent period or for the entire year ending December 31, 2005. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted. The unaudited consolidated financial statements and notes included herein should be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended December 31, 2004.
      Accounting Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that effect the amounts reported in the consolidated financial statements and accompanying notes. The Company is subject to uncertainties such as the impact of future events, economic, environmental and political factors and changes in the Company’s business environment; therefore, actual results could differ from these estimates. Accordingly, the accounting estimates used in the preparation of the Company’s financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as the Company’s operating environment changes. Changes in estimates are made when circumstances warrant. Such changes in estimates and refinements in estimation methodologies are reflected in reported results of operations; if material, the effects of changes in estimates are disclosed in the notes to the consolidated financial statements. Significant estimates and assumptions by management effect: the allowance of doubtful accounts, the carrying value of inventory, the carrying value of long-lived assets, (including goodwill and intangible assets), the amortization period of long-lived assets (excluding goodwill), certain accrued expenses and contingencies.
      Depreciation. Depreciation is calculated principally on the straight-line method over the estimated useful lives of the assets.
      Cash and Cash Equivalents. For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.
      Inventory. Inventory is stated at the lower of cost or market value using the first-in, first-out basis. Cost includes raw materials, direct labor and manufacturing overhead. Market value is based on current

Compass AC Holdings, Inc.
Notes to Consolidated Financial Statements (Continued)
September 30, 2005 and 2004 (Unaudited)

replacement cost for raw materials and supplies and on net realizable value for work-in-process. Inventory consisted of the following as of September 30:

Raw materials and supplies	$130,673
Work-in-process	185,790

$316,463

      Property and Equipment. Property and equipment are stated at cost, net of accumulated depreciation. The useful lives are generally as follows:

Machinery and Equipment	5 to 7 years
Office Furniture and Equipment	5 to 7 years
Buildings and Building Improvements	7 to 39 years
Vehicles	5 years
Leasehold Improvements	Shorter of useful life or lease term
      Depreciation expense for the nine months ended September 30, 2005 and 2004, was $715,347 and $594,355, respectively.
      Expenditures for maintenance, repair and renewals of minor items are charged to expense as incurred. Major betterments are capitalized.
      In accordance with SFAS No. 144, “Accounting for the Impairment of Disposal of Long-Lived Assets”, long-lived assets used in operations are reviewed for impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value. Long-lived assets held for sale are reported at the lower of cost or fair value less costs to sell.
      Revenue Recognition. Revenue is recognized upon shipment of circuit boards, net of sales returns and allowances, in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition”. This standard established that revenue can be recorded when persuasive evidence of an arrangement exists, delivery has occurred and all significant obligations have been satisfied, the fee is fixed or determinable and collection is reasonably assured. Appropriate reserves are established for anticipated returns and allowances based on past experience. Revenue is typically recorded at F.O.B.shipping point but for sales of certain custom products, revenue is recognized upon completion and customer acceptance.
      Advertising Costs. The Company expenses advertising costs in the period they are incurred as the benefits derived from the advertising expense are realized in the current period.
      Allowance for Doubtful Accounts. Trade receivables are recorded when invoices are issued. Receivables are written off when they are determined to be uncollectible. The allowance for doubtful accounts receivable reflects the Company’s best estimate of probable losses inherent in the Company’s receivable portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and on other currently available evidence. Accounts for which no payments have been received for 90 days are considered delinquent and customary collection efforts will be initiated. Upon completion of collection efforts, any remaining accounts receivable balance will be written off and charged against the allowance for doubtful accounts.
      Goodwill. Goodwill represents the excess of the purchase cost over the fair value assigned to net tangible assets acquired. Effective September 20,2005, the Company adopted SFAS No. 142, “Goodwill

Compass AC Holdings, Inc.
Notes to Consolidated Financial Statements (Continued)
September 30, 2005 and 2004 (Unaudited)

and Intangible Assets,” which revised the accounting for purchased goodwill and intangible assets. Under SFAS No. 142, goodwill is now tested for impairment annually instead of being amortized. The Company will perform its annual impairment test of goodwill during the fourth quarter of its fiscal year.
      Long-Lived Assets. Impairment of long-lived assets is reviewed whenever events or changes indicate the carrying amount of long-lived assets may not be fully recoverable. Impairment would be measured by comparing the carrying value of the long-lived asset to its estimated fair value.
      Income Taxes. Prior to its acquisition on September 20,2005 Advanced Circuits, Inc. was taxed as a Subchapter S Corporation and R.J.C. S. LLC was taxed as a partnership. As a result, no tax liability was recorded in the financial statements since the tax was a liability of the stockholders or members. Subsequent to the acquisition, the Company’s income tax liability has been determined under the provisions of Statement on Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes,” requiring an asset and liability approach for financial accounting and reporting for income taxes. The liability is based on the current and deferred tax consequences of all events recognized in the consolidated financial statements as of the date of the balance sheet. Deferred taxes are provided for temporary differences which will result in taxable or deductible amounts in future years, primarily attributable to a different basis in certain assets for financial and tax reporting purposes, including recognition of deferred tax assets net of a related valuation allowance.

2.	Acquisition of Company
      The acquisition of Advanced Circuits, Inc. and R.J.C.S. LLC on September 20, 2005 as described in Note 1 resulted in total purchase consideration of $79,683,375. This amount is comprised of $78,361,815 paid in cash to the former owner and $1,321,560 of estimated acquisition costs. The acquisition was accounted for using the purchase method of accounting. In connection with the preliminary allocation of the purchase price and intangible asset valuation, goodwill of $51,190,248 was recorded. The Company is in the process of obtaining an independent valuation, which might result in a different allocation of the purchase price as compared to what is currently recorded. The Company expects that any goodwill or intangible asset recorded will be deductible for tax purposes.
      The following is a condensed balance sheet showing the preliminary purchase price allocation as of the date of acquisition:

Current Assets	$2,913,943
Property, Plant and Equipment	7,675,837
Customer Relationships (9 year life)	18,100,000
Technology (4 year life)	2,600,000
Goodwill	51,190,248

Total Assets	82,480,028
Current Liabilities	(2,796,653)

Net Assets Acquired	$79,683,375

      The funding for the purchase price and for the $1,090,000 debt issuance cost as described in Note 4 was accomplished by the issuance of a $50.5 million term loan, $25.0 million from the equity put into the business, $5.0 million from the proceeds from the sale of the building as described in Note 3 and the remainder of approximately $0.3 million from the revolving credit facility.

Compass AC Holdings, Inc.
Notes to Consolidated Financial Statements (Continued)
September 30, 2005 and 2004 (Unaudited)

3.	Sale and Leaseback of Building
      In connection with the acquisition of Advanced Circuits, Inc. and R.J.C.S. LLC as described in Note 2, the Company completed a simultaneous transaction whereby it sold its Aurora, Colorado facility to an independent third party and leased the facility back from this third party. The Company received $5 million of proceeds from the sale, which was the fair market value of the building. The proceeds were used to partially fund the acquisition.
      The lease agreement calls for the Company to be responsible for all costs related to maintenance, insurance, taxes and other property related expenses. The initial term is for 15 years with two ten-year renewal options available at the end of the initial lease. The initial rent will be $482,500 per year and is subject to CPI increases beginning in year 4 of the lease. The Company was also required to make a $120,625 security deposit as part of the transaction.

4.	Senior Secured Credit Facilities
      In connection with the acquisition of Advanced Circuits, Inc. in September 2005 as described in Note 2, the Company entered into a credit agreement with Madison Capital Funding LLC and other institutions that provided for $54.5 million of revolving and term loan credit. The proceeds from these borrowings were used to fund the purchase of Advanced Circuits, Inc. and to provide for working capital. The $54.5 million of facilities are comprised of a $4 million revolving credit facility, a $35 million term A loan facility and a $15.5 million term B loan facility and are described as follows.

Revolving Loans

Facility:	$4 million of which $820,625 was outstanding at September 30, 2005.
Term:	5 years.
Availability:	Revolving loans availability is equal to the sum of 85% of eligible accounts receivable and 50% of eligible inventory as defined in the credit agreement.
Interest Rate:	2.75% over the Base Rate or 3.75% over the LIBOR Rate.
Interest Payable:	Monthly on Base Rate balance or at the end of the LIBOR period on LIBOR Rate loans.

Term A Loan

Facility:	$35 million, all of which was outstanding at September 30, 2005.
Term:	6 years.
Amortization:	Payments are due quarterly on the last day of each calendar quarter commencing December 31, 2005 as follows:

Year	Repayment

December 31, 2005	$937,500
December 31, 2006	3,875,000
December 31, 2007	4,437,500
December 31, 2008	5,125,000
December 31, 2009	5,625,000
December 31, 2010	7,125,000
December 31, 2011	7,875,000

$35,000,000

Compass AC Holdings, Inc.
Notes to Consolidated Financial Statements (Continued)
September 30, 2005 and 2004 (Unaudited)

Interest Rate:	2.75% over the Base Rate or 3.75% over the LIBOR Rate and is paid in the same manner as is done for revolving credit loans.

Term B Loan

Facility:	$15.5 million, all of which was outstanding at September 30, 2005.
Term:	6.5 years.
Amortization:	Due in full on March 31, 2012.
Interest Rate:	6.50% over the Base Rate or 7.50% over the LIBOR Rate and is paid in the same manner as is done for revolving credit loans.
      The revolving credit facility and term loan agreement contain various covenant requirements with the fixed charge coverage and EBIDTA requirements being the most restrictive. The credit agreement is secured by substantially all of the Company’s assets.
      The Company paid a closing fee of $1,090,000 in connection with this agreement. This amount will be amortized using the effective interest method over the term of the agreement.

5.	Shareholders’ Note Receivable
      In connection with the acquisition of Advanced Circuits, Inc. and R.J.C.S. LLC as described in Note 2, the Company loaned certain officers and members of management of the Company $3,409,100 for the purchase of 136,364 shares of common stock. The notes bear interest at 6% and interest is added to the notes. The notes are due in September 2010 and are subject to mandatory prepayment provisions if certain conditions are met. The Company has classified all of the notes as a reduction of equity on the attached balance sheet.
      The Company has granted the purchasers of the shares the right to put to the Company a sufficient number of shares at the then fair market value of such shares, to cover the tax liability that each purchaser may have. No significant value was assigned to this put at September 30, 2005.

Silvue Technologies Group, Inc. and Subsidiaries
Index to Consolidated Financial Statements

Financial Statements

INDEPENDENT AUDITORS’ REPORT
To the Board of Directors
Silvue Technologies Group, Inc. and Subsidiaries
Anaheim, California
      We have audited the accompanying consolidated balance sheets of Silvue Technologies Group, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations and comprehensive income, stockholders’ equity, and cash flows for the periods January 1, 2004 through September 2, 2004, and September 3, 2004 through December 31, 2004, and for the year ended December 31, 2003 . These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Silvue Technologies Group, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the periods January 1, 2004 through September 2, 2004, and September 3, 2004 through December 31, 2004, and for the year-ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.
/s/ White, Nelson & Co. LLP
Anaheim, CA
September 9, 2005

Silvue Technologies Group, Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2004 and 2003

		Predecessor
	2004	2003

Assets
Current Assets:
Cash and Cash Equivalents	$1,009,289	$3,209,933
Trade Accounts and Other Receivables, Net Of Allowance $8,490 And $7,836, Respectively	2,384,314	1,617,180
Inventories	696,906	564,796
Prepaid Expenses	138,698	44,210
Deferred Income Taxes	971,486	762,447

Total Current Assets	5,200,693	6,198,566
Property, Plant and Equipment	857,530	8,332,915
Less: Accumulated Depreciation	(107,889)	(3,538,261)

Total Property, Plant and Equipment at Net Book Value	749,641	4,794,654
Other Assets:
Deposits	32,196	32,196
Investment in Joint Venture	2,474,793	939,631
Goodwill	7,056,612	—
Other Intangible Assets, Net	9,590,763	—

Total Other Assets	19,154,364	971,827

Total Assets	$25,104,698	$11,965,047

Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts Payable	$936,458	$775,035
Current Maturities of Equipment Line	—	12,194
Current Maturities of Long-Term Debt	1,194,679	161,981
Accrued Bonuses	437,495	415,772
Other Accrued Expenses	355,710	360,607
Income Taxes payable	759,215	216,169

Total Current Liabilities	3,683,557	1,941,758
Long-Term Liabilities:
Accrued Interest	48,917	—
Equipment Line	—	60,853
Long-Term Debt	12,201,129	553,676
Deferred Compensation Obligation	—	4,895
Deferred Income Tax Liability	959,543	779,979

Total Long-Term Liabilities	13,209,589	1,399,403
Cumulative Mandatorily Redeemable Preferred Stock	90,000	—
Stockholders’ Equity:
Preferred Stock — $.01 par value, authorized 1,119,000 shares; issued and outstanding 448,645 and 0 shares	4,486	—
Common Stock — $.01 par value, authorized 381,000 shares; issued and outstanding 380,734 shares at December 31, 2004	3,807	200,000
Additional Paid in Capital	7,422,441	1,327,505
Retained Earnings	747,743	7,182,643
Accumulated Other Comprehensive Loss	(56,925)	(86,262)

Total Stockholders’ Equity	8,121,552	8,623,886

Total Liabilities and Stockholders’ Equity	$25,104,698	$11,965,047

The accompanying notes are an integral part of these financial statements.

Silvue Technologies Group, Inc. and Subsidiaries
Consolidated Statements of Operations and Comprehensive Income
Years Ended December 31, 2004 and 2003

	Predecessor	Silvue
	Consolidated	Consolidated
	Jan. 1, 2004	Sept. 3, 2004	Predecessor
	through	through	Consolidated
	Sept. 2, 2004	Dec. 31, 2004	2003

Net Sales	$10,353,576	$6,124,363	$12,813,468
Cost Of Sales	3,619,988	1,951,313	4,194,292

Gross Profit	6,733,588	4,173,050	8,619,176
Selling, General And Administrative Expenses	4,496,628	2,699,254	6,102,987
Research And Development Costs	447,929	178,931	549,400

Operating Income	1,789,031	1,294,865	1,966,789
Other Income (Expense):
Interest Income	5,436	618	7,814
Other Income	—	40,609	—
Equity In Net Income Of Joint Venture	174,487	94,604	376,840
Interest Expense	(29,429)	(360,323)	(58,073)

Total Other Income (Expense)	150,494	(224,492)	326,581

Income Before Provision For Income Taxes	1,939,525	1,070,373	2,293,370
Provision For Income Taxes	482,582	322,630	576,798

Net Income	1,456,943	747,743	1,716,572
Other Comprehensive Income, Net Of Tax Foreign Currency Translation Adjustment	37,538	(56,925)	68,426

Comprehensive Income	$1,494,481	$690,818	$1,784,998

The accompanying notes are an integral part of these financial statements.

Silvue Technologies Group, Inc. and Subsidiaries
Consolidated Statements of Stockholders’ Equity
Years Ended December 31, 2004 and 2003

	Series A						Accumulated
	Preferred Stock		Common Stock		Additional		Other	Total
					Paid-In	Retained	Comprehensive	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Earnings	Income (Loss)	Equity

Predecessor Consolidated Balance At December 31, 2002	—	$—	5,000	$200,000	$1,327,505	$5,466,071	$(154,688)	$6,838,888
Net Income	—	—	—	—	—	1,716,572	—	1,716,572
Dividends Declared	—	—	—	—	—	—	—	—
Foreign Currency Translation Adjustment	—	—	—	—	—	—	68,426	68,426

Predecessor Consolidated Balance At December 31, 2003	—	—	5,000	200,000	1,327,505	7,182,643	(86,262)	8,623,886
Net Income	—	—	—	—	—	1,456,943	—	1,456,943
Dividends Paid	—	—	—	—	—	(3,000,000)	—	(3,000,000)
Foreign Currency Translation Adjustment	—	—	—	—	—	—	37,538	37,538

Predecessor Consolidated Balance at September 2, 2004	—	$—	5,000	$200,000	$1,327,505	$5,639,586	$(48,724)	$7,118,367

Capital From Acquisition	448,645	$4,486	380,734	$3,807	$7,422,441	$—	$—	$7,430,734
Net Income	—	—	—	—	—	747,743	—	747,743
Foreign Currency Translation Adjustment	—	—	—	—	—	—	(56,925)	(56,925)

Balance At December 31, 2004	448,645	$4,486	380,734	$3,807	$7,422,441	$747,743	$(56,925)	$8,121,552

The accompanying notes are an integral part of these financial statements.

Silvue Technologies Group, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2004 and 2003

	Predecessor	Silvue
	Consolidated	Consolidated
	Jan. 1, 2004	Sept. 3, 2004	Predecessor
	through	through	Consolidated
	Sept. 2, 2004	Dec. 31, 2004	2003

Cash Flows From Operating Activities:
Net Income	$1,456,943	$747,743	$1,716,572
Noncash Items Included In Net Income:
Depreciation And Amortization Expense	435,789	278,762	463,631
Allowance For Doubtful Accounts	—	654	(1,365)
Reserve For Obsolescence	—	—	(20,387)
Deferred Income Tax Expense (Benefit)	61,158	(114,053)	180,100
Equity In Net Income Of Joint Venture	(174,487)	(94,604)	(376,839)
Other	(23,620)	27,653	76,770
Changes In:
Trade Accounts And Other Receivables	(429,637)	(338,151)	(246,832)
Inventories	(146,980)	14,870	(91,275)
Prepaid Expenses	(166,414)	71,926	29,938
Deposits	—	—	(6,764)
Accounts Payable	(90,098)	251,521	262,422
Accrued Bonuses	(88,850)	110,123	(133,872)
Other Accrued Expenses	(32,152)	40,535	(31,819)
Income Taxes Payable	647,017	(103,971)	127,765
Accrued Interest	—	48,917	—

Net Cash Provided By Operating Activities	1,448,669	941,925	1,948,045
Cash Flows From Investing Activities:
Purchases Of Property, Plant, And Equipment	(210,247)	(1,546)	(324,582)
Dividends Received From Joint Venture	—	392,941	232,561
Acquisition Of Company	—	(8,141,600)	—

Net Cash Used In Investing Activities	(210,247)	(7,750,205)	(92,021)
Cash Flows From Financing Activities:
Net Payments On Line Of Credit	—	—	(270,216)
Net Borrowings (Payments) On Equipment Line	586,573	(659,620)	(242,254)
Other	(9,097)	(3,500)	(20,096)
Payments On Long-Term Debt	(715,657)	(350,219)	(129,873)
Dividends Paid	(3,000,000)	—	(350,352)
Capital Contribution With Acquisition Of Company	—	7,520,734	—

Net Cash Provided By (Used In) Financing Activities	(3,138,181)	6,507,395	(1,012,791)
Net Increase (Decrease) In Cash And Cash Equivalents	(1,899,759)	(300,885)	843,233
Beginning Cash And Cash Equivalents	3,209,933	1,310,174	2,366,700

Ending Cash And Cash Equivalents	$1,310,174	$1,009,289	$3,209,933

The accompanying notes are an integral part of these financial statements.

Silvue Technologies Group, Inc. and Subsidiaries
Consolidated Statement of Cash Flows
Years Ended December 31, 2004 and 2003

	Silvue	Predecessor
	Consolidated	Consolidated
	Sept. 3, 2004	Jan. 1, 2004	Predecessor
	through	through	Consolidated
	Dec. 31, 2004	Sept. 2 ,2004	2003

Supplemental Cash Flow Information
Income Taxes Paid	$291,641	$—	$268,933

Interest Paid	$360,323	$29,429	$58,073

Noncash Investing And Financing Activities
Purchase Of Property, Plant And Equipment Through A Capital Lease	$—	$(36,027)	$(767,346)

Acquisition Of Company Through Financing	$13,710,000	$—	$—

Equipment Line And Long-Term Debt Assumed	$—	$—	$767,346

The accompanying notes are an integral part of these financial statements.

Silvue Technologies Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2004 and 2003

NOTE A:     Significant Accounting Policies
      (1) Basis Of Presentation — On August 31, 2004, Silvue Technologies Group, Inc. (the “Company”) was formed and on September 2, 2004, it acquired 100 percent of the outstanding stock of SDC Technologies, Inc. and subsidiaries. The periods prior to the date of acquisition have been labeled as “Predecessor.”
      (2) Accounting Estimates — The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that effect the amounts reported in the consolidated financial statements and accompanying notes. The Company is subject to uncertainties such as the impact of future events, economic, environmental and political factors and changes in the Company’s business environment; therefore, actual results could differ from these estimates. Accordingly, the accounting estimates used in the preparation of the Company’s financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as the Company’s operating environment changes. Changes in estimates are made when circumstances warrant. Such changes in estimates and refinements in estimation methodologies are reflected in reported results of operations; if material, the effects of changes in estimates are disclosed in the notes to the consolidated financial statements. Significant estimates and assumptions by management effect: the allowance for doubtful accounts, the carrying value of inventory, the carrying value of long-lived assets (including goodwill and intangible assets), the amortization period of long-lived assets (excluding goodwill), the provision for income taxes and related deferred tax accounts, certain accrued expenses, revenue recognition, and contingencies.
      (3) Principles Of Consolidation — The accompanying consolidated financial statements include the accounts of Silvue Technologies Group, Inc. and all of its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation. The consolidated subsidiaries are SDC Technologies, Inc., SDC Coatings, Inc. (SDC) and Applied Hardcoating Technologies, Inc. (AHT).
      (4) Cash And Cash Equivalents — The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.
      (5) Accounts Receivable — Accounts receivable consists of trade receivables arising in the normal course of business. The Company sells its products primarily on net 30 terms. The allowance for doubtful accounts receivable reflects the Company’s best estimate of probable losses inherent in the Company’s receivable portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available evidence. Accounts for which no payments have been received for 90 days are considered delinquent and customarily collection efforts will be initiated. Upon completion of collection efforts, any remaining accounts receivable balance will be written off and charged against the allowance for doubtful accounts.
      (6) Inventories — Inventories are stated at the lower of cost or market determined on the first-in, first-out method. Cost includes raw materials, direct labor and manufacturing overhead. Market value is based on current replacement cost for raw materials and supplies and on net realizable value for finished goods. Inventory consisted of the following:

	2004	2003

Raw Materials And Supplies	$379,113	$236,311
Finished Goods And Other	317,793	328,485

	$696,906	$564,796

Silvue Technologies Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2004 and 2003

      (7) Property, Plant, And Equipment — Property, plant, and equipment are stated at cost. Major improvements and betterments are capitalized. Maintenance, repairs, and minor tooling are expensed as incurred. Property, plant, and equipment are depreciated over their estimated useful lives of 3 to 10 years. The straight-line depreciation method is used for financial reporting.
      (8) Long-Lived Assets — The Company accounts for long-lived assets in accordance with Statement of Financial Accounting Standards No. 144 (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 requires impairment losses to be recognized for long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amounts of those assets.
      (9) Investments Accounted For By The Equity Method — Investments in entities in which the Company has a 20 to 50 percent interest, are carried at cost, adjusted for the Company’s proportionate share of their undistributed earnings or losses.
      (10) Royalty And License Income — Certain customers of the Company pay a fee for the use of the Company’s patented technology or for the use of the Company’s coatings on their products. The Company recorded royalty and license income of $222,582 during the year ended December 31, 2004, of which $149,562 was for the preacquisition period ended September 2, 2004. Royalty and license income was $352,774 for the year ended December 31, 2003. This amount has been included in the accompanying Statements Of Operations And Comprehensive Income as a component of net sales.
      (11) Research And Development — Research and development costs are charged to operations when incurred and totaled $626,860 for the year ended December 31, 2004, of which $447,929 was for the preacquisition period ended September 2, 2004. Research and development expense was $549,400 for the year ended December 31, 2003.
      (12) Advertising Cost — Advertising costs are charged to operations when incurred. Advertising expense for the year ended December 31, 2004, totaled $18,507, of which $1,289 was for the preacquisition period ended September 2, 2004. Advertising expense was $1,417 for the year ended December 31, 2003.
      (13) Income Taxes — The Company’s income tax liability has been determined under the provisions of Statement on Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes,” requiring an asset and liability approach for financial accounting and reporting for income taxes. The liability is based on the current and deferred tax consequences of all events recognized in the consolidated financial statements as of the date of the balance sheet. Deferred taxes are provided for temporary differences which will result in taxable or deductible amounts in future years, primarily attributable to a different basis in certain assets for financial and tax reporting purposes, including recognition of deferred tax assets net of a related valuation allowance.
      (14) Comprehensive Income/(Loss) — The Company has adopted (SFAS) No. 130, “Reporting Comprehensive Income,” which requires the reporting of comprehensive income/(loss) in addition to net income from operations. Comprehensive income/ (loss) is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the determination of net income. Comprehensive income (loss) consists entirely of foreign currency translation adjustments.
      (15) Goodwill And Other Intangible Assets, Net — Goodwill represents the excess of cost over the fair value of net tangible assets acquired. Other intangible assets include trademarks, Intellectual Property Research And Development (IPR&D), patented technology, customer relations, other technology, and loan fees. In accordance with SFAS 142, goodwill and intangible assets with indefinite lives are tested for

Silvue Technologies Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2004 and 2003

impairment annually. Other intangible assets that are subject to amortization are reviewed for potential impairment whenever events or circumstances indicate that carrying amounts may not be recoverable. The Company tested its goodwill in its fourth fiscal quarter and deemed the goodwill to not be impaired. Any subsequent impairment losses will be reported in operating income.
      (16) Derivative Instruments And Hedging Transactions — Effective December 31, 2004, the Company adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities,” relative to its interest rate swap agreement (see Note Q). This standard requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current results of operations or other comprehensive income (loss). For a derivative designated as part of a hedge transaction, where it is recorded is dependent on whether it is a fair value hedge or a cash flow hedge.
      For a derivative designated as a fair value hedge, the gain or loss of the derivative in the period of change and the offsetting gain or loss of the hedged item attributed to the hedged risk are recognized in results of operations. For a derivative designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income (loss) and subsequently reclassified into results of operations when the hedged exposure effects results of operations. The ineffective portion of the gain or loss of a cash flow hedge is recognized currently in results of operations. For a derivative not designated as a hedging instrument, the gain or loss is recognized currently in results of operations.
      (17) Revenue Recognition — The Company develops, manufactures and distributes high-end specialty chemicals. Revenue is recognized upon shipment of product, net of sales returns and allowances, in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition.” This standard established that revenue can be recorded when persuasive evidence of an arrangement exists, delivery has occurred and all significant obligations have been satisfied, the fee is fixed or determinable and collection is considered probable. Appropriate reserves are established for anticipated returns and allowances based on past experience.
      (18) Shipping And Handling Costs — Shipping and handling cost are charged to operations when incurred and are classified as a component of cost of sales.
      (19) Foreign Currency — The financial statements and transactions of the Company’s foreign facilities are maintained in their local currency. In accordance with SFAS No. 52, “Foreign Currency Translation,” the translation of foreign currencies into United States dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using an average exchange rate for the period. The gains or losses resulting from translation are included as a component of accumulated other comprehensive income within stockholders’ equity. Foreign currency transaction gains and losses are included in net income (loss) and were not material in any of the periods presented.
      (20) Recent Accounting Pronouncements — In December 2004, the FASB issued SFAS No. 151, “Inventory Costs — An Amendment of ARB No. 43, Chapter 4” (“SFAS No. 151”). SFAS No. 151 requires abnormal amounts of inventory costs related to idle facility, freight handling and wasted material expenses to be recognized as current period charges. Additionally, SFAS No. 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The standard is effective for fiscal years beginning after June 15, 2005. The Company believes the adoption of SFAS No. 151 will not have a material impact on its consolidated financial position or results of operations.

Silvue Technologies Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2004 and 2003

NOTE B:	Nature Of Operations, Risks, And Uncertainties
      The Company manufactures and applies abrasion resistant hardcoatings to be used as protection for various transparent materials, which constitutes one segment for financial reporting purposes. The Company also grants use of its technology and use of its coating on customers products for which the Company charges a royalty fee. The Company has operations in California, Nevada, and the United Kingdom, as well as an equity interest in a joint venture in Japan. The Company had sales of $4,026,311 in the United Kingdom for the year ended December 31, 2004.
      The Company maintains its cash balances in two financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2004 and 2003, the amount of uninsured cash balances of the Company totaled $427,295 and $2,690,009, respectively. Cash in foreign bank accounts at December 31, 2004 and 2003 totaled $550,667 and $276,747, respectively.
      During 2004, the Company sold a substantial portion of its product to one customer. During the period January 1, 2004 through September 2, 2004, sales to this customer were $968,021 or 9.3 percent of sales. For the period September 3, 2004 through December 31, 2004, sales to this customer were $837,392 or 13.7 percent of sales. At December 31, 2004, the amounts due from this customer, and included in accounts receivable, was $400,339.
      During 2003, the Company sold a substantial portion of its product to one customer. Sales to this customer totaled $1,418,037 or 11.1 percent of sales. At December 31, 2003, the amounts due from this customer, and included in accounts receivable, was $133,832.
      Credit is extended for all customers based on financial condition, and generally, collateral is not required. Credit losses are provided for in the financial statements and consistently have been within management’s expectations.

NOTE C:	Property, Plant, And Equipment
      Property, Plant, and Equipment consisted of the following:

	Estimated Useful Life	2004	2003

Transportation Equipment	3	$15,011	$34,579
Machinery And Equipment	8	215,537	4,977,016
Furniture, Fixtures, And Office Equipment	3-8	548,586	1,491,695
Leasehold Improvements	shorter of 10 years or lease term	45,058	1,304,715
Capital Projects In Progress		33,338	524,910

Total Property, Plant And Equipment		$857,530	$8,332,915

      Depreciation expense for the year ended December 31, 2004 was $522,750, of which $435,789 was for the preacquisition period ended September 2, 2004. Depreciation expense was $463,631 for the year ended December 31, 2003.

Silvue Technologies Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2004 and 2003

NOTE D:	Goodwill And Other Intangible Assets, Net
      The Company acquired goodwill and other intangible assets during 2004. Goodwill and intangible assets are as follows at December 31, 2004:

	Gross
	Carrying		Goodwill or
Indefinite Life Intangible Assets	Value	Impairment	Intangible, Net

Goodwill	$7,056,612	$—	$7,056,612

Trademarks	$627,558	$—	$627,558

IPR&D	$411,556	$—	$411,556

      Intangible assets other than goodwill, trademarks, and IPR&D will be amortized by the Company using estimated useful lives of 6 to 17 years with no residual values. Intangible assets with definite lives at December 31, 2004, are as follows:

	Estimated
	Useful	Gross Carrying	Accumulated
	Lives	Value	Amortization	Intangible, Net

Patented Technology	16	$3,943,891	$(82,164)	$3,861,727

Customer Relations	17	$3,525,500	$(69,127)	$3,456,373

Other Technology	12	$827,000	$(22,972)	$804,028

Loan Fees	6	$447,059	$(17,538)	$429,521

      Total amortization expense relating to the above intangibles for the year ended December 31, 2004, amounted to $191,801. Annual estimated amortization expense, based on the Companies’ intangible assets at December 31, 2004, is as follows:

2005	$597,302
2006	597,302
2007	597,302
2008	597,302
2009	597,302
Thereafter	5,565,139

$8,551,649

NOTE E:	Investment In Joint Venture
      Investments accounted for under the equity method consist of a joint venture which is operated in Japan.

	2004	2003

Investments at December 31, 2004 and 2003, consist of the following:
Nippon ARC Company, Ltd. (NAR) — (50%)	$2,474,793	$939,631

Silvue Technologies Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2004 and 2003

      Following is a summary of financial position and results of operations of the investee company as of December 31, 2004 and 2003:

	2004	2003

Current Assets	$1,354,483	$1,670,735
Other Assets (Net)	1,047,632	994,027

Total Assets	$2,402,115	$2,664,762

Current Liabilities	$629,554	$561,848
Long-Term Liability	165,577	223,652

Total Liabilities	$795,131	$785,500

Joint Venture Equity	$1,606,984	$1,879,262

Sales	$5,521,146	$6,165,202

Net Income	$538,182	$753,680

Company’s Proportionate Share Of Earnings	$269,091	$376,840

NOTE F:	Revolving Credit Facility and Term Loans
      In connection with the acquisition of SDC Technologies, Inc. in September 2004, the Company entered into a credit agreement with US Bank National Association and Wisconsin Capital Corporation that provided for a revolving credit facility and various term loans. The proceeds from these borrowings were used to fund the purchase of SDC Technologies, Inc. and to provide for working capital. The revolving credit facility and term loan agreements contain various covenant requirements, all of which the Company was in compliance with as of December 31, 2004. See footnotes G and H for terms and amounts outstanding under this agreement.

NOTE G:	Line Of Credit
      In 2004, the Company has available a revolving line of credit up to $2,000,000. The balance as of December 31, 2004, was $0. Monthly interest payments are made at a rate equal to one of the following as selected by the Company: LIBOR plus a margin ranging from 2.75% to 3.5% depending on the Company’s ratio of consolidated debt to earnings before interest, taxes, depreciation and amortization (EBITDA), or Prime plus a margin ranging from 1.25% to 2%, depending on the Company’s ratio of consolidated debt to EBITDA. The line of credit is secured by substantially all of the Company’s assets. The line of credit expires in September 2010.
      In 2003, the Company had available a revolving line of credit, with Merrill Lynch, up to $1,200,000. The balance at December 31, 2003, was $0. Monthly interest payments were made at a variable rate of interest equal to the sum of 3.15 percent plus the “30 day commercial paper rate” as determined by the Wall Street Journal. The line of credit was secured by substantially all of the Company’s assets. The line of credit expired in April 2004. The line of credit agreement contained various covenant requirements. As of December 31, 2003, the Company was in compliance with respect to all covenant requirements.
      The Company also had available an equipment line with a bank, up to $500,000. The balance at December 31, 2003, was $73,047. Monthly payments on this equipment line accrue at the bank’s reference rate plus 2 percent. At December 31, 2003, the variable rate was 6.00 percent. In 2003, the Company was in the process of converting this equipment line to a term facility with the same bank. Under the term

Silvue Technologies Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2004 and 2003

facility, the Company expects to finance these equipment additions over 5 years. Accordingly, $60,853 had been classified as long-term debt.

NOTE H:	Long-Term Debt
      Long-term debt consists of the following:

	2004	2003

Note payable to a bank, in twenty-three quarterly installments ranging from $250,000 to $400,000 plus accrued interest. Interest accrues at a rate equal to one of the following as selected by the Company: LIBOR plus a margin ranging from 2.75% to 3.5% depending on the Company’s ratio of consolidated debt to EBITDA, or Prime plus a margin ranging from 1.25% to 2% depending on the Company’s ratio of consolidated debt to EBITDA. At December 31, 2004, the rate was based on LIBOR and was 5.66%. The final principal and interest payment is due September 2010. The note is secured by all assets of the Company
	$7,750,000	—
Note payable to a bank, interest only payments are due quarterly. All outstanding principal and unpaid interest is due at maturity. Interest accrues at a rate equal to one of the following as selected by the Company: LIBOR plus a margin ranging from 3.25% to 4.0% depending on the Company’s ratio of consolidated debt to EBITDA, or Prime plus a margin ranging from 1.75% to 2.5%, depending on the Company’s ratio of consolidated debt to EBITDA. At December 31, 2004, the rate was based on LIBOR and was 6.16%. The final principal and interest payment is due September 2010. The note is secured by all assets of the Company
	$2,000,000	$—
Note payable to bank, interest only payments are due quarterly. All outstanding principal and unpaid interest is due at maturity. For the period September 2, 2004 through September 1, 2005, the rate of interest is equal to one of the following as selected by the Company: LIBOR plus a margin of 5.0%, or Prime plus a margin of 3%. Commencing on the first anniversary date and ending at the maturity date, the interest rate is equal to one of the following as selected by the Company: LIBOR plus a margin of 7%, or Prime plus a margin of 5%. At December 31, 2004, the rate was based on LIBOR and was 7.16%. In addition to the quarterly interest payments, a yield enhancement fee equal to 5% for the period September 2, 2004 through September 1, 2005, and 3% for the period September 2, 2005 through maturity is due on the outstanding principal balance. The final interest payment, yield enhancement fee and principal are due September 2010. The note is secured by all assets of the Company
	3,000,000	—
Note payable to a bank, payable in monthly installments of $8,162, including principal and interest at a variable rate. At December 31, 2004, this variable rate was 4.4%, final payment July 2008, secured by equipment	315,107	391,098
Note payable to a bank, payable in monthly installments of $6,466, including principal and interest at a variable rate. At December 31, 2004 and 2003, this variable rate was 5.9%, and 4.4%, respectively, final payment April 2008, secured by equipment.	$239,602	$304,045
Note payable to a bank, payable in monthly installments of $3,012, including principal and interest at 8.56%, final payment August 2004, secured by equipment	—	20,514

Silvue Technologies Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2004 and 2003

	2004	2003

Note payable to a bank, in monthly installments of $2,121, including principal and interest at a fixed rate of 6.24%, final payment January 2009, secured by equipment	91,099	—

Total	13,395,808	715,657
Less: Current Maturities Of Long-Term Debt	1,194,679	161,981

Long-Term Debt	$12,201,129	$553,676

      Maturities of long-term debt are as follows:

Year Ended December 31:

2005	$1,194,679
2006	1,279,338
2007	1,489,564
2008	1,505,194
2009 And Thereafter	7,927,033

$13,395,808

NOTE I:	Provision For Income Taxes
      The Company follows the provisions of Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” The provision for income taxes for the preacquisition period ended September 2, 2004, and for the years ended December 31, 2004 and 2003, is summarized as follows:

	Period Ended	Year Ended	Year Ended
	Sept. 2, 2004	Dec. 31, 2004	Dec. 31, 2003

Current:
Federal	$130,744	$253,598	$30,192
State	18,856	70,988	17,569
Foreign	271,824	533,521	348,938

	421,424	858,107	396,699
Deferred:
Federal	24,522	(65,760)	185,663
State	36,636	12,865	(5,564)
Foreign	—	—	—

	61,158	(52,895)	180,099

Provision For Income Taxes	$482,582	$805,212	$576,798

      The Company’s effective income tax rate is different than what would be expected if the federal statutory rate were applied to income from continuing operations, primarily because of the benefit of tax credits and the extraterritorial income exclusion. Income before tax related to the UK operations was $1,797,389 and $1,344,888 for the years ended December 31, 2004 and 2003, respectively.
      At December 31, 2004, the Company has available tax credit carryforwards as follows: (1) Federal research and development credits of $42,388 fully expiring in 2024; (2) Federal foreign tax credits of $635,135 fully expiring in 2009.

Silvue Technologies Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2004 and 2003

      Deferred income taxes consist of the following components at December 31, 2004 and 2003:

	Year Ended	Year Ended
	Dec. 31, 2004	Dec. 31, 2003

Current
Section 263(a) Inventory Costs	$4,438	$5,836
Exclusion Of Accrued Expenses	223,936	210,849
Federal And State Tax Credits	677,523	508,138
State Income Taxes	65,589	37,624

Total Deferred Income Tax Assets	$971,486	$762,447

Non-Current
Excess Depreciation	$(959,543)	$(1,054,254)
Federal Tax Credit	—	268,967
Net Operating Loss Carryforward	—	5,308

Total Deferred Income Tax Liability	$(959,543)	$(779,979)

      Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or noncurrent, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or noncurrent depending on the periods in which the timing differences are expected to reverse.
      SFAS No. 109 requires a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets and liabilities will not be realized. For the years ended December 31, 2004 and 2003, the Company believes that all deferred assets and liabilities will be realized in the future and thus, has not recorded a valuation allowance. For the year ended December 31, 2003, the net change in the valuation allowance was a decrease of $122,737.

NOTE J:	Capital Stock
      At December 31, 2003, SDC Technologies, Inc. had authorized 10,000 shares of $40 stated value common stock with, 5,000 shares issued and outstanding. In connection with the acquisition of the Company in September 2004, the capital structure was revised as described in the following paragraphs.
      At December 31, 2004, the Company has 1,119,000 shares of preferred stock authorized, of which 449,000 shares are Series A Convertible Preferred Stock, par value $0.01 per share and 670,000 shares are Series B 13% Cumulative Preferred Stock, par value $1.00 per share. At December 31, 2004, total shares of Series A and Series B preferred stock issued and outstanding are 448,645 and 90,000, respectively. Preferred stockholders are entitled to a liquidation preference of the original issue price per share upon the liquidation, dissolution, or winding up of affairs of the Company. The original issue price for Series A Convertible Preferred Stock and Series B 13% Cumulative Preferred Stock was $15.71 and $1.00 per share, respectively.
      At December 31, 2004, the Company also has 381,000 shares of common stock authorized, of which 281,000 are Series A, par value $0.01 per share and 100,000 are Series B, par value $0.01 per share. At December 31, 2004, total shares of Series A and Series B common stock issued and outstanding are 280,734 and 100,000, respectively.

Silvue Technologies Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2004 and 2003

NOTE K:	Operating Leases
      The Company leases building space under noncancelable leases expiring between April 2006 and March 2010 and requiring base monthly payments of approximately $33,086.
      Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year as of December 31, 2004, for each of the next five years and in the aggregate are as follows:

December 31,

2005	$397,032
2006	397,032
2007	245,520
2008	169,764
2009	159,817
Thereafter	12,600

Total Minimum Future Rental Payments	$1,381,765

      Rent expense for the year ended December 31, 2004, totaled $364,168, of which $208,361 was for the preacquisition period ended September 2, 2004. Rent expense for the year ended December 31, 2003 was $300,399.

NOTE L:	Management Services Agreement
      Effective September 2, 2004, the Company has an agreement with a management firm to provide executive, financial and managerial oversight services to the Company. The Company has agreed to pay the management firm an annual fee of $350,000 in four equal quarterly installments of $87,500 commencing December 31, 2004. The term of the agreement is for a three year period and automatically renews for successive one year periods unless terminated by either party.

NOTE M:	Employment Agreements
      Effective September 2, 2004, the Company has employment agreements with certain members of management. The Company has agreed to pay each member an annual base salary and performance bonus based on a target EBITDA level beginning with the year ended December 31, 2005. Each employment agreement is for a three year period and automatically renews for successive one year periods unless terminated by either party.

NOTE N:	Current Vulnerability — Foreign Operations
      At December 31, 2004 and 2003, the balance sheets include cash, accounts receivable, inventories and property and equipment, net of accumulated depreciation, of $1,324,023 and $1,022,397, respectively, located at the Company’s operating facility in England. Although this country is considered politically and economically stable, it is always possible that unanticipated events in foreign locations could disrupt the Company’s operations. As discussed in Note E, the Company also has an investment in a Joint Venture in Japan.

Silvue Technologies Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2004 and 2003

NOTE O:	Retirement Savings Plans
      The Company has established a 401(k) savings plan (the “Plan”). The Plan is offered to all employees meeting minimum age and service requirements. Under the terms of the 401(k) savings plan the Company is required to contribute 3 percent of each participating employee’s salary with additional contributions at the discretion of the Company. Contributions to this Plan for the year ended December 31, 2004, totaled $164,083, of which $50,214 was for the preacquisition period ended September 2, 2004. Contributions to this Plan for the year ended December 31, 2003, were $171,229.

NOTE P:	Acquisition Of Company
      On September 2, 2004, Silvue Technologies Group, Inc. purchased 100 percent of the stock of SDC Technologies Inc. and subsidiaries. Results of operations for Silvue Technologies Group, Inc. and subsidiaries are included in the consolidated financial statements since that date. The acquisition was made for investment purposes. The aggregate cost of the acquisition was $21,851,600, of which $8,141,600 was paid in cash. The remaining cost of the acquisition was funded through the issuance of debt and equity.
      The following is a condensed balance sheet showing the fair values of the assets acquired and the liabilities assumed as of the date of acquisition:

Current Assets	$5,041,838
Property And Equipment, Net	855,984
Other Assets	1,069,992
Investment In Joint Venture	1,671,301
Intangible Assets Arising From The Acquisition	9,782,564
Goodwill Arising From The Acquisition	7,056,612

Total Assets	25,478,291

Current Liabilities	2,087,834
Long-Term Liabilities	1,538,857

Total Liabilities	3,626,691

Net Assets Acquired	$21,851,600

      Of the total amount of goodwill, $0 is expected to be deductible for income tax purposes.

NOTE Q:	Interest Rate Swap Agreement
      On December 21, 2004, the Company entered into an interest rate swap agreement to manage its exposure to interest rate movements in its variable rate debt. The Company pays interest at a fixed rate of 3.6% and receives interest from the counter party at three month LIBOR (2.56% at December 31, 2004). The notional principal amount was $8,500,000 at December 31, 2004, and decreases to $4,375,000 over the term of the agreement. The termination date of this agreement is September 30, 2007. The instrument has been designated as a cash flow hedge of the variable debt. As of December 31, 2004, the interest rate swap agreement did not have a material impact on the consolidated financial statements.

NOTE R:	Fair Value Of Financial Instruments
      The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, “Disclosures about Fair Value of Financial Instruments.” The estimated fair values have been determined using available market information. However, considerable

Silvue Technologies Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2004 and 2003

judgment is required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

	December 31, 2004		December 31, 2003

	Cost Basis	Fair Value	Cost Basis	Fair Value

Assets:
Cash & Cash Equivalents	$1,009,289	$1,009,289	$3,209,933	$3,209,933

Liabilities:
Long-Term Debt	$13,395,808	$13,393,986	$715,657	$715,657

NOTE S:	Subsequent Events
      On February 24, 2005, the Board of Directors authorized a one-for-twenty reverse stock split of all classes of capital stock to stockholders of record as of that date.
      On April 1, 2005, the Company purchased the remaining 50 percent interest in Nippon ARC Company, Ltd for 400,000,000 Japanese Yen ($3,730,995). The seller is holding the entire purchase price through a five year note with no interest charges and is requiring the Company to put up a standby letter of credit for the outstanding loan balance. Principal payments are due annually beginning with the first anniversary date and are as follows: 50,000,000 Japanese Yen due March 31, 2006 and 2007, 75,000,000 Japanese Yen due March 31, 2008 and 2009, and final payment of 150,000,000 Japanese Yen due March 31, 2010. As of December 31, 2004, the Company had a 50 percent interest in NAR (see Note E). The results of operations of NAR will be included under the equity method of accounting for the period January 1, 2005 through March 31, 2005 and will be consolidated with the Company from April 1, 2005 forward.

Silvue Technologies Group, Inc. and Subsidiaries
Index to Consolidated Financial Statements

Financial Statements

Page(s)

Consolidated balance sheet as of September 30, 2005 (Unaudited)	F-123
Consolidated statements of operations and comprehensive income for the nine months ended September 30, 2005 and 2004 (Unaudited)	F-124
Consolidated statements of stockholders’ equity for the nine months ended September 30, 2005 and 2004 (Unaudited)	F-125
Consolidated statements of cash flows for the nine months ended September 30, 2005 and 2004 (Unaudited)	F-126
Notes to consolidated financial statements (Unaudited)	F-127–F-132

Silvue Technologies Group, Inc. and Subsidiaries
Consolidated Balance Sheet
September 30, 2005

(Unaudited)
Assets
Current Assets:
Cash And Cash Equivalents	$1,282,468
Trade Accounts And Other Receivables, Net Of Allowances For Doubtful Accounts of $189,811	2,924,174
Inventories	694,921
Prepaid Expenses	380,867
Deferred Income Tax Assets	998,039

Total Current Assets	6,280,469
Property, Plant, And Equipment, At Cost	1,813,248
Less: Accumulated Depreciation	(405,485)

Total Property, Plant and Equipment At Net Book Value	1,407,763
Other Assets:
Deposits and Other Assets	105,742
Goodwill	11,159,450
Other Intangible Assets, Net	9,142,757

Total Other Assets	20,407,949

Total Assets	$28,096,181

Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts Payable	$862,677
Bank Line of Credit Payable	308,942
Current Maturities Of Equipment Line	84,493
Current Maturities Of Long-Term Debt	1,284,622
Accrued Bonuses	441,262
Other Accrued Expenses	794,295
Income Taxes Payable	751,021

Total Current Liabilities	4,527,312
Long-Term Liabilities:
Equipment Line	183,245
Long Term Portion of Capital Leases	20,843
Long-Term Debt	12,790,214
Reserve for Retirement Benefits	83,133
Deferred Income Tax Liability	888,729

Total Long-Term Liabilities	13,966,164

Total Liabilities	18,493,476
Cumulative Redeemable Preferred Stock	90,000
Stockholders’ Equity:
Preferred Stock — $.01 par value, authorized 55,950 shares; issued and outstanding 22,432 shares	224
Common Stock — $.01 par value, authorized 19,050 shares; issued and outstanding 19,037 shares	190
Additional Paid In Capital	7,430,320
Retained Earnings	2,264,958
Accumulated Other Comprehensive Loss	(182,987)

Total Stockholders’ Equity	9,512,705

Total Liabilities And Stockholders’ Equity	$28,096,181

The accompanying notes are an integral part of these financial statements.

Silvue Technologies Group, Inc. and Subsidiaries
Consolidated Statements of Operations and Comprehensive Income
For the Nine Months Ended September 30, 2005 and 2004

	(Unaudited)
	2005	2004

Net Sales	$15,819,327	$11,859,484
Cost Of Sales	5,593,645	4,090,621

Gross Profit	10,225,682	7,768,863
Selling, General And Administrative Expenses	6,355,879	5,260,288
Research And Development Costs	838,136	500,150

Operating Income	3,031,667	2,008,425
Other Income (Expense):
Interest Income	228	5,876
Other Income	110,459	9,855
Equity In Net Income Of Joint Venture	69,885	183,424
Interest Expense	(1,000,568)	(106,127)

Total Other Income	(819,996)	93,028

Income Before Provision For Income Taxes	2,211,671	2,101,453
Provision For Income Taxes	694,456	575,269

Net Income	1,517,215	1,526,184
Other Comprehensive Income, Net Of Tax Foreign Currency Translation Adjustment	(126,062)	2,209

Comprehensive Income	$1,391,153	$1,528,393

The accompanying notes are an integral part of these financial statements.

Silvue Technologies Group, Inc. and Subsidiaries
Consolidated Statement of Stockholders’ Equity
For the Nine Months Ended September 30, 2005 (Unaudited)

							Accumulated
	Preferred Stock		Common Stock		Additional		Other	Total
					Paid-In	Retained	Comprehensive	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Earnings	Income (Loss)	Equity

Balance At December 31, 2004	448,645	$4,486	380,734	$3,807	$7,422,441	$747,743	$(56,925)	$8,121,552
Reverse Stock Split	(426,213)	(4,262)	(361,697)	(3,617)	7,879	—	—	—
Net Income	—	—	—	—	—	1,517,215	—	1,517,215
Foreign Currency Translation Adjustment	—	—	—	—	—	—	(126,062)	(126,062)

Balance September 30, 2005	22,432	$224	19,037	$190	$7,430,320	$2,264,958	$(182,987)	$9,512,705

The accompanying notes are an integral part of these financial statements.

Silvue Technologies Group, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
For the Nine Months Ended September 30, 2005 and 2004

	(Unaudited)
	2005	2004

Cash Flows From Operating Activities:
Net Income	$1,517,215	$1,526,184
Noncash Items Included In Net Income:
Depreciation And Amortization Expense	745,608	542,530
Allowance For Doubtful Accounts	179,800	—
Gain On Sale Of Property, Plant and Equipment	(63,196)	—
Equity In Net Income Of Joint Venture	(69,885)	(183,424)
Other	(94,774)	(31,684)
Changes In:
Trade Accounts And Other Receivables	(155,204)	(388,815)
Inventories	66,486	(208,827)
Prepaid Expenses	37,466	(134,719)
Deposits	(6,593)	(14,220)
Accounts Payable	(409,378)	(301,690)
Other Accrued Expenses	171,961	386,947
Reserve For Retirement Benefits	17,675	—
Income Taxes Payable	(184,803)	504,890

Net Cash Provided By Operating Activities	1,752,378	1,697,172
Cash Flows From Investing Activities:
Purchases Of Property, Plant, And Equipment	(73,991)	(236,027)
Proceeds From Sale Of Assets	90,000	—
Acquisition Of Company	—	(7,985,188)
Cash Acquired In Acquisition Of Remaining Joint Venture Interest	93,266	—

Net Cash Provided By (Used In) Investing Activities	109,275	(8,221,215)
Cash Flows From Financing Activities:
Dividends Paid	—	(3,000,000)
Borrowings Under Line of Credit	308,942	—
Payments On Long-Term Debt	(1,897,416)	(102,218)
Capital Contribution With Acquisition Of Company	—	7,520,734

Net Cash (Used In) Provided By Financing Activities	(1,588,474)	4,418,516
Net Increase (Decrease) In Cash And Cash Equivalents	273,179	(2,105,527)
Beginning Cash And Cash Equivalents	1,009,289	3,209,933

Ending Cash And Cash Equivalents	$1,282,468	$1,104,406

Supplemental Cash Flow Information
Income Taxes Paid	$680,299	$391,419

Interest Paid	$906,077	$94,209

Noncash Investing And Financing Activities
Acquisition Of Company Through Financing	$—	$13,710,000

Acquisition Of Remaining Joint Venture Interest Through Financing	$3,262,479	$—

The accompanying notes are an integral part of these financial statements.

Silvue Technologies Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
September 30, 2005 and 2004 (Unaudited)

NOTE A:	Significant Accounting Policies
      (1) Basis Of Presentation — On August 31, 2004, Silvue Technologies Group, Inc. (the “Company”) was formed and on September 2, 2004, it acquired 100 percent of the outstanding stock of SDC Technologies, Inc. and subsidiaries. The financial statements and related notes for the nine months ended September 30, 2004, are presented on a combined basis due to the short period of operations for Silvue during this period.
      On March 24, 2005, SDC Asia Tech, Ltd. was established as a wholly owned subsidiary of SDC Technologies, Inc. (“Parent Company”). On April 1, 2005, SDC Asia Tech, Ltd acquired the remaining 50 percent equity interest in Nippon ARC Co., Ltd (NAR) from Nippon Sheet Glass Co., Ltd (NSG). NAR had been established in 1989 as a Joint Venture between NSG and the Parent Company. In June 2005 NAR changed its name to SDC Technologies-Asia Ltd. Prior to acquiring a controlling interest in NAR, the Parent Company accounted for its interest in NAR using the equity method of accounting. Since April 1, 2005, the results of operations of SDC Asia Tech, Ltd are being consolidated with those of the parent company.
      The unaudited consolidated financial statements of Silvue Technologies Group, Inc. and subsidiaries (the “Company”) have been prepared by management and reflect all adjustments (consisting of only normal recurring adjustments) that, in the opinion of management, are necessary for a fair presentation of the interim periods presented. The results of operations for the nine months ended September 30, 2005, are not necessarily indicative of the results to be expected for any subsequent period or for the entire year ending December 31, 2005. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted. The unaudited consolidated financial statements and notes included herein should be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended December 31, 2004.
      (2) Accounting Estimates — The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that effect the amounts reported in the consolidated financial statements and accompanying notes. The Company is subject to uncertainties such as the impact of future events, economic, environmental and political factors and changes in the Company’s business environment; therefore, actual results could differ from these estimates. Accordingly, the accounting estimates used in the preparation of the Company’s financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as the Company’s operating environment changes.
      Changes in estimates are made when circumstances warrant. Such changes in estimates and refinements in estimation methodologies are reflected in reported results of operations; if material, the effects of changes in estimates are disclosed in the notes to the consolidated financial statements. Significant estimates and assumptions by management effect: the allowance for doubtful accounts, the carrying value of inventory, the carrying value of long-lived assets (including goodwill and intangible assets), the amortization period of long-lived assets (excluding goodwill), the provision for income taxes and related deferred tax accounts, certain accrued expenses, and contingencies.
      (3) Principles Of Consolidation — The accompanying consolidated financial statements include the accounts of Silvue Technologies Group, Inc. and all of its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation. The consolidated subsidiaries are SDC Technologies, Inc., SDC Coatings, Inc. (SDC), Applied Hardcoating Technologies, Inc. (AHT), and SDC Technologies Asia, Ltd.

Silvue Technologies Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
September 30, 2005 and 2004 (Unaudited)

      (4) Cash And Cash Equivalents — The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.
      (5) Accounts Receivable — Accounts receivable consists of trade receivables arising in the normal course of business. The Company sells its products primarily on net 30 terms. The allowance for doubtful accounts receivable reflects the Company’s best estimate of probable losses inherent in the Company’s receivable portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available evidence. Accounts for which no payments have been received for 90 days are considered delinquent and customarily collection efforts will be initiated. Upon completion of collection efforts, any remaining accounts receivable balance will be written off and charged against the allowance for doubtful accounts.
      (6) Inventories — Inventories are stated at the lower of cost or market determined on the first-in, first-out method. Cost includes raw materials, direct labor and manufacturing overhead. Market value is based on current replacement cost for raw materials and supplies and on net realizable value for finished goods. Inventory consisted of the following at September 30, 2005:

Raw Materials And Supplies	$366,291
Finished Goods And Other	328,630

$694,921

      (7) Property, Plant, And Equipment — Property, plant, and equipment are stated at cost. Major improvements and betterments are capitalized. Maintenance, repairs, and minor tooling are expensed as incurred. Property, plant, and equipment are depreciated over their estimated useful lives of 3 to 10 years. The straight-line depreciation method is used for financial reporting. Depreciation expense for the nine months ended September 30, 2005 and 2004, totaled $297,602 and $473,634, respectively.
      (8) Long-Lived Assets — The Company accounts for long-lived assets in accordance with Statement of Financial Accounting Standards No. 144 (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 requires impairment losses to be recognized for long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amounts of those assets.
      (9) Investments Accounted For By The Equity Method — Investments in entities in which the Company has a 20 to 50 percent interest, are carried at cost, adjusted for the Company’s proportionate share of their undistributed earnings or losses. (See Note A(1))
      (10) Royalty And License Income — Certain customers of the Company pay a fee for the use of the Company’s patented technology or the use of the Company’s coatings on their products. During the nine months ended September 30, 2005 and 2004, the Company recorded royalty and license income of $215,391 and $157,518, respectively. This amount has been included in the accompanying Statement Of Operations And Comprehensive Income as a component of net sales.
      (11) Research And Development — Research and development costs are charged to operations when incurred. Research and development expense for the nine months ended September 30, 2005 and 2004, was $838,136 and $500,150, respectively.
      (12) Advertising Cost — Advertising costs are charged to operations when incurred. Advertising expense for the for the nine months ended September 30, 2005 and 2004, totaled $31,710 and $10,873, respectively.

Silvue Technologies Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
September 30, 2005 and 2004 (Unaudited)

      (13) Income Taxes — The Company’s income tax liability has been determined under the provisions of Statement on Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes,” requiring an asset and liability approach for financial accounting and reporting for income taxes. The liability is based on the current and deferred tax consequences of all events recognized in the consolidated financial statements as of the date of the balance sheet. Deferred taxes are provided for temporary differences which will result in taxable or deductible amounts in future years, primarily attributable to a different basis in certain assets for financial and tax reporting purposes, including recognition of deferred tax assets net of a related valuation allowance.
      (14) Comprehensive Income/(Loss) — The Company has adopted (SFAS) No. 130, “Reporting Comprehensive Income,” which requires the reporting of comprehensive income/(loss) in addition to net income from operations. Comprehensive income/(loss) is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the determination of net income.
      (15) Goodwill And Other Intangible Assets, Net — Goodwill represents the excess of cost over the fair value of net tangible assets acquired. Other intangible assets include trademarks, Intellectual Property Research And Development (IPR&D), patented technology, customer relations, other technology, and loan fees. In accordance with SFAS 142, goodwill and intangible assets with indefinite lives are now tested for impairment annually. Other intangible assets that are subject to amortization are reviewed for potential impairment whenever events or circumstances indicate that carrying amounts may not be recoverable. The Company annual goodwill impairment testing is conducted during its fourth fiscal quarter.
      (16) Derivative Instruments And Hedging Transactions — Effective December 21, 2004, the Company adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities,” relative to its interest rate swap agreement. This standard requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current results of operations or other comprehensive income (loss). For a derivative designated as part of a hedge transaction, where it is recorded is dependent on whether it is a fair value hedge or a cash flow hedge.
      For a derivative designated as a fair value hedge, the gain or loss of the derivative in the period of change and the offsetting gain or loss of the hedged item attributed to the hedged risk are recognized in results of operations. For a derivative designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income (loss) and subsequently reclassified into results of operations when the hedged exposure effects results of operations. The ineffective portion of the gain or loss of a cash flow hedge is recognized currently in results of operations. For a derivative not designated as a hedging instrument, the gain or loss is recognized currently in results of operations.
      (17) Revenue Recognition — The Company develops, manufactures and distributes high-end specialty chemicals. Revenue is recognized upon shipment of product, net of sales returns and allowances, in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition.” This standard established that revenue can be recorded when persuasive evidence of an arrangement exists, delivery has occurred and all significant obligations have been satisfied, the fee is fixed or determinable and collection is considered probable. Appropriate reserves are established for anticipated returns and allowances based on past experience.
      (18) Shipping And Handling — Shipping and handling costs are charged to operations when incurred and are classified as a component of cost of sales.

Silvue Technologies Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
September 30, 2005 and 2004 (Unaudited)

      (19) Foreign Currency — The financial statements and transactions of the Company’s foreign facilities are maintained in their local currency. In accordance with SFAS No. 52, “Foreign Currency Translation,” the translation of Foreign currencies into United States dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using an average exchange rate for the period. The gains or losses resulting from translation are included as a component of accumulated other comprehensive income within stockholders’ equity. Foreign currency transaction gains and losses are included in net income (loss) and were not material in any of the periods presented.

NOTE B:	Nature Of Operations, Risks, And Uncertainties
      The Company manufactures and applies abrasion resistant hardcoatings to be used as protection for various transparent materials, which constitutes one segment for financial reporting purposes. The Company also grants use of its technology and use of its coating on customers products for which the Company charges a royalty fee. The Company has operations in California, Nevada, the United Kingdom, and Japan.
      The Company maintains its cash balances in two financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At September 30, 2005 and 2004, the amount of uninsured cash balances of the Company totaled $1,182,468 and $1,004,406, respectively. Included in the uninsured cash balances is cash in foreign bank accounts totaling $1,146,285 and $668,690, respectively.

NOTE C:	Acquisition Of NAR
      As discussed in Note A(1), in March 2005, the Company established SDC Asia Tech, Ltd., for the purpose of acquiring NAR. On April 1, 2005, SDC Asia Tech. Ltd. purchased the remaining 50 percent of the outstanding stock of NAR from NSG. The Company issued a non-interest bearing promissory note to NSG for 400,000,000 Japanese Yen in payment for NSG’s equity. The Company has accounted for the purchase at the present value of the future payments using the weighted average interest rate as of transaction date that the Company is paying on its outstanding senior bank debt. At March 31, 2005, this rate was 6.69%. At the acquisition date, the present value of the debt totaled $3,262,479. The note requires annual payments beginning on March 31, 2006, as follows:

2006	50,000,000	(Yen)
2007	50,000,000
2008	75,000,000
2009	75,000,000
2010	150,000,000

	400,000,000	(Yen)

      The acquisition of the remaining equity was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair values. In connection with the preliminary allocation of the purchase price and intangible asset valuation, goodwill of $2,431,537 was recorded. The Company is in the process of obtaining an independent valuation which might result in a different allocation of the purchase price as compared to what is currently recorded.

Silvue Technologies Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
September 30, 2005 and 2004 (Unaudited)

      The following is a condensed balance sheet showing the fair value of the assets acquired and the liabilities assumed as of the date of acquisition:

Current Assets	$1,378,588
Property, Plant and Equipment	871,495
Other Assets	85,925
Goodwill	4,102,838

Total Assets	6,438,846
Current Liabilities	(465,181)
Long-Term Liabilities	(162,508)
Preacquisition Equity In Joint Venture	(2,548,678)

Net Assets Acquired	$3,262,479

      The following unaudited Pro Forma financial information for the nine months ended September 30, 2005 and 2004, gives effect to the acquisition of NAR including the amortization of intangible assets, as if it had occurred on January 1, 2004. The information is provided for illustrative purpose only and is not necessarily indicative of the operating results that would have occurred if the transaction had been consummated on the date indicated, nor is it necessarily indicative of future operating results of the consolidated companies and should not be construed as representative of these results for any future period.

	Nine Months Ended
	September 30,

	2005	2004

Revenue	$17,439,421	$15,839,041

Net Income	$1,587,100	$1,709,608

NOTE D:     Goodwill And Other Intangible Assets
      The following table denotes the changes in goodwill and other intangible assets from December 31, 2004:

			Amortization
			Nine Months
	Balance at	NAR	Ended	Balance at
	12/31/04	Acquisition	9/30/05	9/30/05

Goodwill	$7,056,612	$4,102,838	$—	$11,159,450

Other Intangible Assets:
Trademarks	$627,558	$—	$—	$627,558
IPR&D	411,556	—	—	411,556
Patented Technology	3,861,727	—	(184,900)	3,676,827
Customer Relations	3,456,373	—	(155,537)	3,300,836
Other Technology	804,028	—	(51,687)	752,341
Loan Fees	429,521	—	(55,882)	373,639

	$9,590,763	$—	$(448,006)	$9,142,757

Silvue Technologies Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
September 30, 2005 and 2004 (Unaudited)

NOTE E:	Subsequent Event — Delphi Corporation
      In October 2005, Delphi Corporation, a significant customer of the Company, announced that it had filed a voluntary petition for business reorganization under Chapter 11 of the U.S. Bankruptcy Code. Delphi currently owes the Company approximately $188,000. The Company established a reserve of $150,000 against this receivable as of September 30, 2005.
      The Company does approximately $750,000 of sales with Delphi on an annual basis. If the Company is unable to develop a suitable payment plan while Delphi is under reorganization or if Delphi is unsuccessful in its reorganization, the Company could experience a financial detriment to its ongoing operating results equal to its normal gross profit margin on approximately $750,000 of sales.

NOTE F:	Subsequent Event — Discontinued Operations
      In November, 2005, the Company made the strategic decision to halt operations at its application facility in Henderson, Nevada. The operations included substantially all of the Company’s application services business, which has historically applied coating systems and other coating systems to customer’s products and materials. Services provided included dip coating services, which were used primarily to coat small components such as gauges and lenses, flow coating services, which were used primarily to coat large polycarbonate or acrylic sheets and larger shapes, and spin coating services, which were used primarily to apply coating to a single side of a product. The Company made this decision because the applications business historically contributed little operating income and, as a result, adversely affected Silvue’s overall profit margins. The Company does not believe that the closure will have a material impact on the Company’s profitability. The Company’s 40,000 square foot facility in Henderson, Nevada operates under a lease that expires in June 2006; the Company does not plan to renew the lease.

Silvue Technologies Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
September 30, 2005 and 2004 (Unaudited)

      No dealer, salesperson or other individual has been authorized to give any information or to make any representation other than those contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by us or the underwriters. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs or that information contained herein is correct as of any time subsequent to the date hereof.
      Until                     (25 days after the date of this prospectus), all dealers that buy, sell or trade our shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.
      The estimated expenses payable by us in connection with the offering described in this registration statement (other than the underwriting discount and commissions and the representative non-accountable expense allowance) will be as follows:

SEC Registration Fee		$30,763
Trustees’ Fees	$	*
NASD Filing Fee	$	*
Accounting Fees and Expenses	$	*
Printing and Engraving Expenses	$	*
Legal Fees and Expenses	$	*
Blue Sky Services and Expenses	$	*
Miscellaneous(1)	$	*

Total	$	*

(1)	This amount represents additional expenses that may be incurred by the company or underwriters in connection with the offering over and above those specifically listed above, including distribution and mailing costs.

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.
      Certain provisions of our LLC agreement are intended to be consistent with Section 145 of the Delaware General Corporation Law, which provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceedings to which he is, or is threatened to be made, a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceedings, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.
      Our LLC agreement includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to the company or its members;

•	for acts or omissions not in good faith or a knowing violation of law;

•	regarding unlawful dividends and stock purchases analogous to Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derived an improper benefit.
      Our LLC agreement provides that:

•	we must indemnify our directors and officers to the equivalent extent permitted by Delaware General Corporation Law;

•	we may indemnify our other employees and agents to the same extent that we indemnified our officers and directors, unless otherwise determined by the company’s board of directors; and

•	we must advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the extent permitted by Delaware law and may advance expenses as incurred to our other employees and agents, unless otherwise determined by the company’s board of directors.

      The indemnification provisions contained in our LLC agreement are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of members or disinterested directors or otherwise.
      In addition, we will maintain insurance on behalf of our directors and executive officers and certain other persons insuring them against any liability asserted against them in their respective capacities or arising out of such status.
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      Pursuant to the Underwriting Agreement filed as Exhibit 1.1 to this registration statement, we have agreed to indemnify the underwriters and the underwriters have agreed to indemnify us against certain civil liabilities that may be incurred in connection with this offering, including certain liabilities under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities.
      Not Applicable

Item 16.	Exhibits and Financial Statement Schedules.
      (a) The following exhibits are filed as part of this Registration Statement:

Exhibit No.	Description

1.1	Form of Underwriting Agreement*
2.1	Compass Group Diversified Holdings LLC Stock Purchase Agreement*
3.1	Certificate of Trust of Compass Diversified Trust
3.2	Trust Agreement dated as of November 18, 2005 of Compass Diversified Trust
3.3	Certificate of Formation of Compass Group Diversified Holdings LLC
3.4	LLC Agreement dated as of November 18, 2005 of Compass Group Diversified Holdings LLC
4.1	Specimen certificate evidencing share of trust stock of Compass Diversified Trust (included in 3.2)
4.2	Specimen certificate evidencing LLC interest of Compass Group Diversified Holdings LLC*
5.1	Form of Opinion*
8.1	Form of Tax Opinion*
10.1	Form of Management Services Agreement among Compass Group Diversified Holdings LLC and certain of its subsidiaries named therein and Compass Group Management LLC*
10.2	Form of Option Plan*
10.3	Form of Registration Rights Agreement*
10.4	Form of Supplemental Put Agreement*
23.1	Consent of Grant Thornton LLP
23.2	Consent of Grant Thornton LLP
23.3	Consent of PricewaterhouseCoopers LLP
23.4	Consent of PricewaterhouseCoopers LLP
23.5	Consent of Bauerle and Company, P.C.
23.6	Consent of White, Nelson & Co. LLP

Exhibit No.	Description

23.7	Consent of Sutherland, Asbill & Brennan LLP*
24	Powers of Attorney (included on signature pages of this registration statement)

*	To be filed by amendment.

(b)	All financial statement schedules required pursuant to this item were either included in the financial information set forth in the prospectus or are inapplicable, and, therefore, have been omitted.

Item 17.	Undertakings.
      The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registration or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
      The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      The undersigned registrant hereby undertakes that:
      (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
      (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Westport, in the State of Connecticut, on December 14, 2005.

COMPASS DIVERSIFIED TRUST

By:	COMPASS GROUP DIVERSIFIED

HOLDINGS LLC, as Sponsor

By:	/s/ I. Joseph Massoud

I. Joseph Massoud
Chief Executive Officer

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Westport, in the State of Connecticut, on December 14, 2005.

COMPASS GROUP DIVERSIFIED HOLDINGS LLC

By:	/s/ I. Joseph Massoud

I. Joseph Massoud
Chief Executive Officer
POWER OF ATTORNEY
      The undersigned directors and officers of Compass Group Diversified Holdings LLC hereby constitute and appoint I. Joseph Massoud and James J. Bottiglieri and each of them with full power to act without the other and with full power of substitution and resubstitution, our true and lawful attorneys-in-fact with full power to execute in our name and behalf in the capacities indicated below this Registration Statement on Form S-1 and any and all amendments thereto, including post-effective amendments to this Registration Statement and to sign any and all additional registration statements relating to the same offering of securities as this Registration Statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and thereby ratify and confirm that all such attorneys-in-fact, or any of them, or their substitutes shall lawfully do or cause to be done by virtue hereof.
      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated. This document may be executed by the signatories hereto on any number of counterparts, all of which shall constitute one and the same instrument.

Signature	Title	Date

/s/ I. Joseph Massoud I. Joseph Massoud	(Principal Executive Officer)	December 14, 2005

/s/ James P. Bottiglieri James J. Bottiglieri	(Principal Financial Officer)	December 14, 2005

/s/ C. Sean Day C. Sean Day	Director	December 14, 2005

/s/ D. Eugene Ewing D. Eugene Ewing	Director	December 14, 2005

/s/ Ted Waitman Ted Waitman	Director	December 14, 2005

/s/ Harold S. Edwards Harold S. Edwards	Director	December 14, 2005

/s/ Mark H. Lazarus Mark H. Lazarus	Director	December 14, 2005